Form 20-F
period 2019-12-31
HiTek Global Inc.
filed 2020-06-03
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: -

HITEK GLOBAL INC.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Unit 304, No. 30 Guanri Road, Siming District,

Xiamen City, Fujian Province, People’s Republic of China

+86-592-5080793

(Address of Principal Executive Offices)

Xiaoyang Huang, Chief Executive Officer

+86-592-5080793

Unit 304, No. 30 Guanri Road, Siming District,

Xiamen City, Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0001 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was: 10,987,679 ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On March 30, 2020, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-228498) (“Form F-1 Registration Statement”) of HiTek Global Inc., a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of HiTek Global Inc. for the last fiscal year ended December 31, 2019; therefore, as required by Rule 15d-2, HiTek Global Inc. is hereby filing the certified financial statements of HiTek Global Inc. with the SEC under cover of the facing page of an annual report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the consolidated financial statements, the Company’s 2018 Reorganization represented transactions of entities under common control, the effects of which have been retrospectively applied to the accompanying consolidated financial statements.

As described in Note 17 to the consolidated financial statements, the 2018 consolidated financial statements have been restated to correct a misstatement.

/s/ UHY LLP

We have served as the Company’s auditor since 2017.

New York, New York

June 3, 2020

HITEK GLOBAL INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
		(Restated)
Assets
Current assets
Cash and cash equivalents	$776,220	$739,615
Short-term investments	1,966,607	2,094,402
Accounts receivable, net	2,747,203	1,295,682
Accounts receivable-related parties, net	1,015,152	590,332
Advances to suppliers, net	4,443	285,222
Inventories, net	513,051	72,501
Deferred offering cost	788,912	408,401
Prepaid expenses and other current assets	209,042	250,935
Due from related parties	701	1,012
Total current assets	8,021,331	5,738,102

Non-current assets
Non-current accounts receivable	2,031,725	1,515,329
Non-current accounts receivable-related parties	584,411	726,509
Property, equipment and software, net	847,949	1,240,222
Total non-current assets	3,464,085	3,482,060
Total Assets	$11,485,416	$9,220,162

Liabilities and Equity
Current Liabilities
Accounts payable	$185,223	$222,941
Deferred revenue	763,191	795,344
Taxes payable	726,447	585,530
Accrued expenses and other current liabilities	291,207	317,193
Total Current Liabilities	1,966,068	1,921,008

Non-current Liabilities
Deferred income tax liabilities, non-current	563,657	262,637
Total non-current liabilities	563,657	262,637
Total Liabilities	2,529,725	2,183,645

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0001 per share, 500,000,000 shares authorized; 10,987,679 and 10,987,679 shares issued and outstanding at December 31, 2019 and 2018, respectively)	1,099	1,099
Additional paid-in capital	2,628,356	2,628,356
Statutory reserve	664,747	547,777
Retained earnings	5,737,614	3,835,590
Accumulated other comprehensive (loss) income	(76,125)	23,695
Total Shareholders’ Equity	8,955,691	7,036,517

Total Liabilities and Shareholders’ Equity	$11,485,416	$9,220,162

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2019	2018
Revenues
Hardware	$2,341,235	$1,406,773
Hardware - related parties	352,008	817,910
Tax devices and service	1,937,126	2,323,374
Software	1,005,463	1,163,042
Software - related party	447,129	303,011
IT services	850,991	901,668
Total revenues	6,933,952	6,915,778
Cost of revenues	(3,188,825)	(3,039,406)
Gross profit	3,745,127	3,876,372

Operating expenses:
General and administrative expenses	1,222,521	1,069,253
Selling expenses	330,556	2,396
Total operating expenses	1,553,077	1,071,649

Operating income	2,192,050	2,804,723

Other income (expense)
Government subsidies	50,629	33,517
Net investment income (loss)	103,244	(141,254)
Financial expense, net	(4,839)	(4,676)
Other, net	17,088	-
Total other income (expense)	166,122	(112,413)

Net income before provision for income taxes	2,358,172	2,692,310
Income tax expense	339,178	472,695

Net income	$2,018,994	$2,219,615
Comprehensive income
Net income	$2,018,994	$2,219,615
Foreign currency translation (loss)	(99,820)	(363,546)

Comprehensive income	$1,919,174	$1,856,069
Earnings per ordinary share
– Basic and diluted	$0.18	$0.20

Weighted average number of ordinary shares outstanding
–Basic and diluted	10,987,679	10,987,679

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total Equity
Balance as of January 1, 2018	10,987,679	$1,099	$2,628,356	$312,993	$1,850,759	$387,241	$5,180,448
Foreign currency translation	-	-	-	-	-	(363,546)	(363,546)
Net income	-	-	-	-	2,219,615	-	2,219,615
Appropriation of Statutory reserve	-	-	-	234,784	(234,784)	-	-
Balance as of December 31, 2018	10,987,679	$1,099	$2,628,356	$547,777	$3,835,590	$23,695	$7,036,517
Foreign currency translation	-	-	-	-	-	(99,820)	(99,820)
Net income	-	-	-	-	2,018,994	-	2,018,994
Appropriation of Statutory reserve	-	-	-	116,970	(116,970)	-	-
Balance as of December 31, 2019	10,987,679	$1,099	$2,628,356	$664,747	$5,737,614	$(76,125)	$8,955,691

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018

Operating Activities
Net income	$2,018,994	$2,219,615
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	379,864	75,501
Loss on disposal of property, plant and equipment	16	-
Net investment (income) loss	(103,244)	141,254
Provision for doubtful accounts for accounts receivable, other receivable and prepayments	(24,828)	(9,805)
Provision for obsolete inventories	(66,977)	28,673
Deferred taxes	306,736	371,567
Changes in operating assets and liabilities:
Short-term investment	205,810	(576,320)
Accounts receivable	(1,992,120)	(2,049,220)
Accounts receivable from related parties	(301,507)	(490,482)
Advances to suppliers	280,233	406,500
Deferred offering cost	(361,327)	(354,463)
Inventory, net	(378,029)	168,985
Prepaid expenses and other current assets	35,169	126,667
Due from related party	301	211,652
Accounts payable	(35,226)	(145,482)
Deferred revenue	(15,780)	(36,428)
Taxes payable	149,393	340,242
Due to related parties	-	(166,682)
Accrued expenses and other current liabilities	(54,212)	59,604
Net cash provided by operating activities	43,266	321,379

Investing Activities
Purchases of property, equipment and software	-	(405,488)
Net cash used in investing activities	-	(405,488)

Effect of exchange rate changes on cash and cash equivalents	(6,661)	(43,846)
Net increase (decrease) in cash and cash equivalents	36,605	(127,955)
Cash and cash equivalents at beginning of year	739,615	867,570
Cash and cash equivalents at end of year	$776,220	$739,615

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$64,463	$113,264

Non-cash investing activities:
Transfer of software from advances to suppliers	$-	$710,545
Increase in accrued expenses for deferred offering costs	$39,494	20,791

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

Notes to CONSOLIDATED Financial Statements

NOTE 1 – NATURE OF OPERATIONS

HiTek Global Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering. The Company through its variable interest entity (“VIE”) and VIE’s subsidiaries provide hardware sales, software sales, Information Technology (“IT”) maintenance services and tax devices and services in the People’s Republic of China (the “PRC”).

The Company issued an aggregate of 10,987,679 ordinary shares to Fortune Enterprise Holdings Limited, an entity 100% owned by Shenping Yin, and eight other shareholders on November 3, 2017 and December 16, 2017. Of the 10,987,679 ordinary shares, 74.55% was owned by Fortune Enterprise Holdings Limited. On November 20, 2017, the Company formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and nine other shareholders, who held 29.83%, 44.74% and 25.43% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. The Company entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a fully owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), a fully owned subsidiary of HiTek was established in XinJiang Province, PRC.

As all the above mentioned companies presented were under common control, the series of contractual arrangements between the Company and HiTek in March 2018 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The accounting and financial reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and the preparation of the consolidated financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect reported amounts and disclosures.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Principles of Consolidation

The accompanying consolidated financial statements include financial information related to the Company and its wholly-owned subsidiaries and those   variable interest entities (“VIEs”) where the Company is the primary beneficiary (“PB”).

In preparing the consolidated financial statements, all significant inter-company accounts and transactions have been eliminated. Assets held in an agency or fiduciary capacity are not included in the consolidated financial statements.

VIE Agreements with HiTek

Due to PRC legal restrictions of foreign ownership in certain sectors, neither we nor our subsidiaries own any equity interest in HiTek. Instead, WFOE, HiTek and HiTek’s shareholders entered into a series of contractual arrangements (“VIE Agreements”) on March 31, 2018. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of HiTek, including absolute control rights and the rights to the assets, property and net income of HiTek. Accordingly, the Company is considered the primary beneficiary of VIE and has consolidated the VIE and the VIE’s subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between HiTek and WFOE, WFOE provides HiTek with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis. The Exclusive Technical Consulting and Service Agreement has come into effect as of March 31, 2018. For services rendered to HiTek by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be paid per quarter of 100% of HiTek’s quarterly profit. The term of the Exclusive Technical Consulting and Service Agreement is ten years unless it is terminated by WFOE with 30-day prior notice.

Equity Interest Pledge Agreement

WFOE, HiTek and HiTek shareholders entered into an Equity Interest Pledge Agreement, pursuant to which HiTek shareholders pledged all of their equity interests   in HiTek to WFOE in order to guarantee the performance of HiTek’s obligations under the Exclusive Technical Consulting and Service Agreement as described above. The Equity Interest Pledge Agreement has come into effect as of March 31, 2018. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interests   of HiTek. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Technical Consulting and Service Agreement have been fully performed.

Exclusive Equity Interests Purchase Agreement

Under the Exclusive Equity Interests Purchase Agreement, the HiTek Shareholders granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, part or all of their equity interests in HiTek. The option price is equal to the capital paid in by the HiTek Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. The Exclusive Equity Interests Purchase Agreement remains effective for a term of ten years and may be renewed at WFOE’s election.

Power of Attorney

Each shareholder of the HiTek has executed an irrevocable power of attorney in favor of WFOE. Pursuant to this power of attorney, the WFOE has full power and authority to exercise all of such shareholders’   rights with respect to their   equity interest in the VIE Companies, including HiTek, Huasheng and Huoerguosi. The power of attorney will remain in force for so long as the shareholder remains a shareholder of HiTek.

During the years ended December 31, 2019 and 2018, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions and professional fee payments. As of December 31, 2019, our variable interest entities accounted for an aggregate of 97% and 100% of our total assets and total liabilities, respectively. As of December 31, 2018, our variable interest entities accounted for an aggregate of 100% of our total assets and total liabilities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful accounts, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Fair Values of Financial Instruments

The U.S. GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

The Company’s investments measured at fair value on a recurring basis consist of various mutual funds and trading securities. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2019 and 2018 and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of the mutual funds and trading securities.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Trading equity securities	$174,276	$174,276	$-	$-
Mutual funds	1,792,331	-	1,792,331	-
Total	$1,966,607	$174,276	$1,792,331	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Trading equity securities	$138,437	$138,437	$-	$-
Mutual funds	1,955,965	-	1,955,965	-
Total	$2,094,402	$138,437	$1,955,965	$-

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the years ended December 31, 2019 and 2018, there were no other contracts to issue ordinary shares, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2019 and 2018, cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2019 and 2018.

Concentrations of Credit Risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, trade accounts receivable, and accounts receivable – related parties and advances to suppliers. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Short-term Investments

Short-term investments consist of trading stock and mutual funds. The Company classifies mutual funds as trading securities in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading securities. Investments in stock are classified as marketable equity securities with readily determinable fair values.

Short-term investments are measured at fair value based on the quoted market prices of the securities as of December 31, 2019 and 2018 in the Consolidated Balance Sheets. Net realized and unrealized holding gains and losses for short term investments are included in Consolidated Statements of Operations.

Accounts Receivable, Accounts Receivable - related party and Concentration of Risk

Accounts receivable are presented net of an allowance for doubtful accounts. If any, the Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed. The receivable is written off against the allowance.

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends.

The Company considers the following factors where determining whether to permit a longer payment period:

●	the customer’s past payment history;

●	the customer’s general risk profile, including factors such as the customer’s size, age and public or private status;

●	macroeconomic conditions that may affect a customer’s ability to pay; and

●	the relative importance of the customer relationship to the Company’s business.

The normal payment period was approximately 6 months to 1 year   after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period during 2019. For IT outsourcing customers, the Company gave a year and half credit period during 2019. For small and medium customers, the Company gave a half year credit period.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. Considering the limited operating history with the large and medium sized customers, in accordance with ASC 210-10-45, the operating cycle of the Company is not identifiable. Therefore, the Company uses one-year time period as the basis to the separation of current and non-current assets.

Advances to Suppliers, Net

Advances to suppliers are the amounts prepaid to suppliers for purchases of inventory. In evaluating the reserve for doubtful account, the Company mainly considers the age of the balance. As of December 31, 2019 and 2018, advances to suppliers consisted of the following:

	As of December 31,
	2019	2018
Advances to suppliers	$9,408	$291,023
Less: reserve for doubtful account	(4,965)	(5,801)
Total	$4,443	$285,222

Deferred Offering Costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property, Equipment and Software, Net

Property, equipment and software are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of property, equipment and software, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value.  The Company did not record any impairment charge for the years ended December 31, 2019 and 2018.

Revenue Recognition

Beginning January 1, 2019, the Company adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. With adoption of ASC 606, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2019. Therefore, prior period amounts are not adjusted.

The Company generates its revenues primarily from four sources: (1) hardware sales, (2) software sales, (3) IT services and (4) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

■	Hardware sales

Hardware revenues are generated primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. The sales of hardware represent a single performance obligation. The Company usually recognizes the revenue at the point in time when ownership is transferred to end customers. The Company’s revenue derived from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion in establishing the prices. Hardware sales are classified as “Revenue-Hardware” on the Company’s consolidated statements of operations.

■	Software sales

HiTek also does business in software sales and focuses on the perpetual licenses sales for one of the self-developed software Communication Interface System(“CIS”). CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal enterprises. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

Performance Obligations - Software contracts with customers include multiple performance obligations such as sale of software license, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides one-year warranty which mainly telephone supports. The Company estimates that costs associated with warranty are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company recognizes the revenue at the point in time when the software is accepted by the customer. Revenues from software sales contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

■	IT Services

HiTek provides IT support and maintenance services for its clients. HiTek’s IT service business is directly responsible for periodical check, on-call repairing and maintenance service, technical support for client’s IT facilities and IT disaster recovery etc., The sales of IT service represent a single performance obligation.

Revenue from IT service contracts are recognized ratably over service period because the Company performs periodical IT services.

■	Tax Devices and Services

All businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission.

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, installation and after-sales supporting services. The Company provides the after-sales supporting services and charges the service fee on an annual basis. The service period is usually one year.

Revenue from the sales of GTD devices is recognized at the point in time when ownership is transferred to end customers. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement.

The Company’s revenue derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

■	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for Golden Tax Disk received from customers while the services have not yet been performed. The Company recognizes the service fees amount as revenue on a straight-line basis in accordance with the service periods.

■	Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for Golden Tax Disk (defined below) received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. Deferred revenue as of December 31, 2019 and 2018 was $763,191 and $795,344, respectively. For the year ended December 31, 2019 and 2018, the Company recognized revenue of $795,344 and $877,607, respectively, that was included in the deferred revenue balance at the beginning of each year.

Cost of Revenue

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the GTD; and (iv) compensation for the employees who handle the products and perform IT services and other costs that are necessary for us to provide the services to our customers.

Selling Expenses

Selling expenses consists of primarily shipping and handling costs for products sold and advertisement, marketing expenses for promotion of our products. During the year ended December 31, 2019, selling expenses also included sales commission paid to a third party for obtaining contracts with customers.

General and Administrative Expenses

General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation and amortization expenses, professional fees, accounting fees, meals and entertainment, utilities, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization expenses   were recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purpose.

Government Subsidies

Grants are given by the government to mainly support the Company for the sales of software products with the 3% VAT refund. Grants are recognized as government subsidies income in the consolidated statements of operations when received.

Research and Development Expenses

The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, research and development costs are generally expensed as incurred.

The Company expenses research and development expenses as incurred and are included as part of general and administrative expenses. Research and development expenses for the years ended December 31, 2019 and 2018 were $25,322 and $26,833, respectively.

The Company defers certain costs related to the software development activities associated with certain software which the Company has determined have future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it deems there no longer is a future benefit. The Company has two software (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application). As of December 31, 2018, the two software programs were placed into service and an aggregate of $1,073,237 was capitalized and recorded as Property, equipment and software, net in the consolidated balance sheet. For the year ended December 31 2019 and 2018, amortization expense amounted to $356,140 and $47,370, respectively.

Income Taxes

The Company is governed by the Income Tax Law of the PRC. The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s consolidated financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

Value Added Taxes (“VAT”)

Prior to May 1, 2018, the Company is subject to VAT at the rate from 6% and 17% on revenue generated from providing services and products, respectively. Starting from May 1, 2018, the VAT rate for revenue generated from providing products was changed from 17% into 16%. Starting from April 1, 2019, the VAT rate for revenue generated from providing products was changed from 16% into 13%. VAT is reported as a deduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

Foreign Currency Translation

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The exchange rates as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and 2018 are as follows:

	December 31,		For the years ended December 31,
	2019	2018	2019	2018
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.9630	6.8764	6.90740	6.61464

Comprehensive Income

Comprehensive income is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended December 31, 2019 and 2018 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Subsequent Event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through June 3, 2020, the date that the consolidated financial statements were available to be issued. With the exception of those matters discussed in Note 16, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

Recent Accounting Pronouncements

Recently issued accounting pronouncements

Revenue Recognition:  In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP and permits the use of either the full retrospective or modified retrospective transition method. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date of the new revenue standard for periods beginning after December 15, 2016 to December 15, 2017, with early adoption permitted but not earlier than the original effective date.

During 2016, the FASB also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12,Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, all of which were issued to improve and clarify the guidance in ASU 2014-09. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). Accordingly, the updated standard is effective for the Company in the first quarter of fiscal 2019 and the Company utilized the modified retrospective method.

The Company completed its analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the hardware, tax devices and service, software, and IT services revenue. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening consolidated balance sheet on January 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications in lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” Amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. Adoption of ASU 2018-13 is not expected to have material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2020. Adoption of ASU 2018-15   is not expected to have material impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. “The new guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. The ASU also amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP).   This amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption of ASU 2018-17 is not expected to have material impact on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-01, “Leases (Topic 842): Codification Improvements”. “These amendments align the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842 with that of existing guidance. As a result, the fair value of the underlying asset at lease commencement is its cost, reflecting any volume or trade discounts that may apply. However, if there has been a significant lapse of time between when the underlying asset is acquired and when the lease commences, the definition of fair value (in Topic 820, Fair Value Measurement) should be applied. (Issue 1). The ASU also requires lessors within the scope of Topic 942, Financial Services—Depository and Lending, to present all “principal payments received under leases” within investing activities. (Issue 2). Finally, the ASU exempts both lessees and lessors from having to provide certain interim disclosures in the fiscal year in which a company adopts the new leases standard. (Issue 3). “The transition and effective date provisions apply to Issue 1 and Issue 2. They do not apply to Issue 3 because the amendments for that Issue are to the original transition requirements in Topic 842. The effective date of those amendments is for fiscal years beginning after December 15, 2020. Adoption of ASU 2019-01 is not expected to have material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – SHORT-TERM INVESTMENT

Short-term investments consisted of the following:

	As of December 31,
Short-term investments	2019	2018
Trading equity securities	$174,276	$138,437
Mutual fund	1,792,331	1,955,965
Total	$1,966,607	$2,094,402

Investment income (loss) for the years ended December 31, 2019 and 2018 consists of the following:

	For the years ended December 31,
	2019	2018
Gain /(Loss) from sales of short-term investments:
Trading equity securities	$41,010	$(234,380)
Mutual fund	65,381	51,832
Unrealized holding (loss) gain:
Trading equity securities	(3,147)	41,294
Net investment income (loss)	$103,244	$(141,254)

NOTE 4 – accounts receivable, Net

At December 31, 2019 and 2018, accounts receivable, net consisted of the following:

	As of December 31,
	2019	2018
		(Restated)
Accounts receivable	$3,054,229	$1,633,576
Less: allowance for doubtful accounts	(307,026)	(337,894)
Accounts receivable, net	$2,747,203	$1,295,682
Accounts receivable – related party	$1,015,152	$590,332
Non-current accounts receivable	$2,031,725	$1,515,329
Non-current accounts receivable-related parties	$584,411	$726,509

The allowance for the doubtful accounts at December 31, 2019 and 2018, totaled $307,026 and $337,894, respectively, representing management best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2019 and 2018:

Balance at January 1, 2018	$375,337
(Decrease) in allowance for doubtful accounts	(17,929)
Foreign exchange difference	(19,514)
Balance at December 31, 2018	$337,894
(Decrease) in allowance for doubtful accounts	(26,880)
Foreign exchange difference	(3,988)
Balance at December 31, 2019	$307,026

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. For the years ended December 31, 2019 and 2018, bad debt expense amounted to -$26,880 and-$17,929, respectively.

NOTE 5 – INVENTORIES, NET

At December 31, 2019 and 2018, inventories consisted of the following:

	As of December 31,
	2019	2018
Inventory	$521,032	$147,861
Less: reserve for obsolete inventories	(7,981)	(75,360)
Total	$513,051	$72,501

Inventory includes computer, network hardware, and Golden Tax Disks. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. For the years ended December 31, 2019 and 2018, inventory obsolescence expense amounted to -$66,977 and $28,672, respectively.

NOTE 6 – PROPERTY, equipment AND SOFTWARE, net

At December 31, 2019 and 2018, property, equipment and software consisted of the following:

	As of December 31,
	2019	2018
Office furniture	$4,555	$5,159
Computer equipment	7,589	7,685
Transportation equipment	67,057	67,902
Buildings and improvements	445,134	450,740
Software	1,059,889	1,073,237
	1,584,224	1,604,723
Less: accumulated depreciation and amortization	(736,275)	(364,501)
	$847,949	$1,240,222

For the year ended December 31, 2019 and 2018, depreciation and amortization expense amounted to $379,864 and $75,501, respectively.

NOTE 7 – Taxes payable

At December 31, 2019 and 2018, taxes payable consisted of the following:

	As of December 31,
	2019	2018
Value-added Tax payable	$633,943	$480,079
Income tax payable	23,210	55,668
Other taxes payable	69,294	49,783
Total	$726,447	$585,530

NOTE 8 – RELATED PARTY TRANSACTIONS

The following represented related party balances as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Accounts receivable
Baotou Zhongzhe Hengtong Technology Co., Ltd. (1)	$180,483	$365,991
Beijing Zhongzhe Yuantong Technology Co., Ltd. (2)	1,419,080	950,850
	$1,599,563	$1,316,841
Due from related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd. (3)	701	1,012
	$701	$1,012

	For the years ended December 31,
	2019	2018
Revenue
Baotou Zhongzhe Hengtong Technology Co., Ltd. (1)	$-	$58,843
Beijing Zhongzhe Yuantong Technology Co., Ltd. (2)	799,137	1,062,078
	$799,137	$1,120,921

(1)	Baotou Zhongzhe Hengtong Technology Co., Ltd. (“Baotou Zhongzhe”) is a minority shareholder of HiTek. As of April 16, 2020, Baotou Zhongzhe fully repaid $ 180,483.

(2)	Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and Baotou Zhongzhe (described (1) above) are under common control. As of April 16, 2020, Beijing Zhongzhe repaid $ 34,468.

(3)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd.

(4)	As of December 31, 2017, outstanding advances that the Company owed to Mr. Shenping Yin, HiTek’s Chairman, was $155,376 and was fully repaid as of December 31, 2018.

NOTE 9 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, 2019 and 2018, accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2018
Payroll	$247,662	$289,922
Other payable	43,545	27,271
Total	$291,207	$317,193

NOTE 10 – STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). As of December 31, 2019 and 2018, the balance of total statutory reserves was $664,747 and $547,777, respectively.

NOTE 11 – ORDINARY SHARES

The Company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value. On November 3, 2017 and December 16, 2017, the Company issued an aggregate of 10,987,679 ordinary shares to nine shareholders.

NOTE 12 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HiTek Hong Kong Limited has no assessable profits for the year ended December 31, 2019 and 2018.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.  One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2020. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy of the small- scale enterprises on January 2019. According to the notice, from January 1, 2019 to December 31, 2019, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 50% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. The Company’s annual taxable income for the year ended December 31, 2019 makes the Company eligible for the tax relief policy.

The Company’s income (loss) before income taxes includes the following:

	For the years ended December 31
	2019	2018
Non-PRC operations	$(19,742)	$(7,626)
PRC operations	2,377,914	2,699,936
Total income before income taxes	$2,358,172	$2,692,310

Income tax expense was comprised of the followings:

	For the years ended December 31,
	2019	2018
Current tax expense
PRC	$32,442	$101,128
Deferred tax expense
PRC	306,736	371,567
Total income tax expense	$339,178	$472,695

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The unbilled revenue and cost were related to the timing difference between the PRC tax return and book under US GAAP. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2019 and 2018 as follows:

	As of December 31,
	2019	2018
Deferred tax assets
Net operating loss	$2,867	$18,694
Deferred revenue	190,798	197,163
Unbilled cost	249,741	234,623
Software amortization	99,574	-
Allowance for doubtful accounts	30,597	89,159
Inventories obsolescence	4,035	18,840
Unrealized losses on trading securities	780	9,931
Accrued Bonus	30,152	29,121
Other	16,352	25,125
Total deferred tax assets	624,896	622,656
Deferred tax liabilities
Unbilled revenue	(1,144,704)	(845,714)
Deferred government subsidiary income	(42,475)	(33,621)
Other	(1,374)	(5,958)
Total deferred tax liabilities	(1,188,553)	(885,293)
Net deferred tax liabilities/assets	$(563,657)	$(262,637)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended December 31,
	2019	2018
PRC statutory tax rate	25.0%	25.0%
Permanent difference
For deferred offering costs	(3.8)%	(3.5)%
For others	0.4%	1.0%
Tax holiday effect	(7.2)%	(4.9)%
Effective tax rate	14.4%	17.6%

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2019 and 2018.

NOTE 13 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods presented:

	For the year ended December 31,
	2019	2018
Numerator:
Net income	$2,018,994	$2,219,615
Denominator:
Weighted-average shares used in computing basic and diluted net income per share	10,987,679	10,987,679
Net income per share of ordinary shares: -basic and diluted	$0.18	$0.20

NOTE 14 – CONCENTRATIONS

For the year ended December 31, 2019, two customers   accounted for 38% of total HiTek’s revenues, the largest of which represented 26%, while one customer which is a related party of HiTek represented 12% of HiTek’s revenues. As of December 31, 2019, the balance due from three customers accounted for 73%    of the Company’s total trade account receivable, the largest of which accounted for 36%, followed by the balance due from a related party, which accounted for 22% of the Company’s trade accounts receivable.

For the year ended December 31, 2018, two customers accounted for 28% of HiTek’s revenue of which one customer, a related party of HiTek, represented approximately 15% of HiTek’s revenue. At December 31, 2018, four customers accounted for 68% of the Company’s trade accounts receivable of which one customer is a related party, and accounted for 23% of the Company’s trade accounts receivable.

For the year ended December 31, 2019, three suppliers accounted for 39% of the total purchases. At December 31, 2019, three suppliers accounted for 45% of the Company’s trade accounts payable.

For the year ended December 31, 2018, one supplier accounted for 10% of the total purchases. At December 31, 2018, three suppliers accounted for 43% of the Company’s trade accounts payable.

NOTE 15 – COMMITMENTS AND CONTINGENCY

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms through November 19, 2023. Future minimum lease payments under the operating lease agreements are as follows:

Amount
Twelve months ending December 31,

2020	$42,353
2021	32,314
2022	17,234
2023	15,271
$107,172

Rental expense for the year ended December 31, 2019 and 2018 were $83,033 and $92,234, respectively.

Underwriter Agreement

On January 16, 2018, the Company entered into an agreement with Boustead Securities, LLC (“Boustead”) to engage Boustead as the exclusive financial advisor in connection with the Company’s planned initial public offering (“IPO”). The agreement was amended on November 20, 2018 and the term was extended to March 31, 2019. After the agreement expires on March 31, 2019, the Company did not enter into renewal agreement with Boustead. As of December 31, 2019, the Company has paid Boustead $67,500 according to the amended agreement, and has an outstanding balance of $25,000   advisory fee due to Boustead.

On May 10, 2019, the Company   entered into an agreement with Newbridge Securities Corporation (“Newbridge” or” underwriter”), which later was cancelled and replaced by a modified agreement signed on October 14, 2019. According to the modified agreement, Newbridge was engaged to act as the exclusive financial advisor to the Company and its affiliates and subsidiaries in connection with the Company’s planned initial public offering (“IPO”). The agreement will be expired in one year and can be terminated with mutual written agreement. Under the modified agreement, the Company agrees to pay the following fees:

1)	Cash retainer: $50,000 which is refundable to the extend that Newbridge’s incurred expenses are less than the retainer paid.

2)	Cash fee: At the closing of the IPO, Newbridge will receive a commission equal to eight and one-half percent (8.5%) of the gross proceeds received.

3)	Non-Accountable expenses: $105,000 payable at the closing of the IPO which is intended to cover Newbridge’s legal and road show expenses associated with the IPO.

4)	Financial advisory fee: $25,000 advisory fee will be due and payable at the final closing of the offering.

5)	Travel advances: $15,000 out-of-pocket travel expense for due diligence purposes.

As of December 31, 2019, the Company has paid a total of $75,000 to Newbridge, including the $60,000 cash retainer and $15,000 travel advances.

The agreement also states that, for purposes of covering over-allotments, if any, the Company shall grant Newbridge an option, exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15.0% of the total number of Securities to be offered by the Company, on the same terms as the Securities sold in the Offering.

Risks in relation to the VIE structure

It is possible that the Company’s operation of certain of its operations and businesses through its VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result the Company’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among WFOE, the Company and the Company’s shareholders would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, the Company and the Company’s shareholders are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

NOTE 16 – SUBSEQUENT EVENTS

1. COVID-19 epidemic effect:

In January 2020, the World Health Organization declared a global health emergency as the coronavirus outbreak continues to spread beyond China. On March 11, 2020, the World Health Organization declared the COVID-19 a global epidemic. In short term, the Company believe that their business is also affected, and the Company   is currently evaluating the negative impact on the operation from the beginning of year 2020 to date and the operating result for fiscal year 2020. For example, the Company’s   office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over coronavirus concerns. For Tax Devices and Services sector in the short run, the Company has   to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers has decreased in February 2020. The coronavirus outbreak may have the same impact on IT services sector in the short term. There has been no clear sign of slow-down in our hardware and software sales. However, since customers of these two sectors are located in different provinces, including some severe epidemic areas, the coronavirus outbreak may have a negative impact on revenue in the short run. However, the Company does not expect a significant impact on the Company’s operation and financial results in the long run unless the COVID-19 epidemic is not contained within year 2020. The epidemic in China is currently under control. Business around China has resumed to normal in April 2020. The operation of our customers and the supply chain were back to normal in April 2020 since most cities in China have lifted the lock down restrictions. The number of new customers began to increase since March 2020 and the Company has collected $1,478,774 account receivables from a large-scale oil and coal mine customers and IT outsourcing customers from January to April 2020.

2. New agreement with Newbridge Securities Corporation:

Subsequent to the year ended December 31,2019, the Company   entered into the second amendment of agreement with Newbridge. The agreement will be expired upon the consummation of the final Closing of the Offering; provided the Newbridge shall have the right to terminate this agreement by giving notice to the Company at any time at or prior to the First Closing Date. Under the modified agreement, the non-accountable expenses will be increased to $155,000, and financial advisory fee will be increased to $50,000 payable at the first closing of the IPO. The Company also agrees to pay all expenses directly related to the IPO, and an aggregate amount of $70,000 (of which $63,000 has been paid) as an advance for accountable expenses.

NOTE 17 – CORRECTION OF ERRORS

In accordance with FASB ASC 250, Accounting Changes and Error Corrections, the previously issued Consolidated Balance Sheet as of December 31, 2018 has been restated to reclassify certain amount of accounts receivable and accounts receivable-related parties into non-current accounts receivable and non-current accounts receivable-related parties, respectively. In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company. The restatement had no effect on the Consolidated Statements of Operations and Comprehensive Income, the Consolidated Statement of change in stockholders’ equity and the Consolidated Statement of cash flows for the year ended December 31, 2018. The items were restated as follows:

	Previously reported
	December 31, 2018	(Decrease)/ Increase	December 31, 2018
			(Restated)
Consolidated Balance Sheets
Current assets:
Accounts receivable, net	$2,811,011	$(1,515,329)	$1,295,682
Accounts receivable-related parties, net	$1,316,841	$(726,509)	$590,332

Non-current assets
Non-current accounts receivable	$-	$1,515,329	$1,515,329
Non-current accounts receivable-related parties	$-	$726,509	$726,509

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	June 3, 2020

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document