Form 20-F
period 2020-12-31
HiTek Global Inc.
filed 2021-04-29
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

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

+86 592-5395967

(Address of Principal Executive Offices)

Xiaoyang Huang, Chief Executive Officer

+86 592-5395967

Unit 304, No. 30 Guanri Road, Siming District,

Xiamen City, Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0001 per share	HKIT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was: 10,987,679 ordinary shares, par value $0.0001 per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒   No ☐

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

Yes ☐   No ☒

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we”, “us” or the “Company” are to Hitek Global Inc., and its affiliated entities;

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Huoerguosi” are to Huoerguosi Hengda Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd. (“Tian Dahai”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

●	“Ordinary Shares” are to the Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

Our business is conducted via HiTek, our VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the market for our concrete products;

●	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

●	our plans to establish partnerships and develop new businesses;

●	our plans to invest in our business;

●	our relationships with our partners;

●	our future business development, results of operations and financial condition;

●	market conditions affecting our equity capital;

●	change in macroeconomic conditions;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected historical statements of operations for the fiscal year ended December 31, 2020 and 2019, and balance sheets data as of December 31, 2020 and 2019, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	Years Ended
	December 31,
Consolidated Statement of Operations Data	2020	2019
Revenues	5,804,727	6,933,952
Cost of revenues	(2,633,455)	(3,188,825)
Total operating expenses	(1,417,496)	(1,553,077)
Total other income	204,325	166,122
Income tax expense	(269,242)	(339,178)
Net income	$1,688,859	$2,018,994
Earnings per ordinary share
– Basic and diluted	$0.15	$0.18
Weighted average number of ordinary shares outstanding
– Basic and diluted	10,987,679	10,987,679

	As of December 31,
Consolidated Balance Sheet Data	2020	2019
Cash and cash equivalents	$1,861,554	$776,220
Total Assets	$14,405,059	$11,485,416
Total Liabilities	$3,238,595	$2,529,725
Total Shareholders’ Equity	$11,166,464	$8,955,691
Total Liabilities and Shareholders’ Equity	$14,405,059	$11,485,416

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business Operations

Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

We sell ACTCS tax devices and provide ACTCS supporting services to our clients. The prices of GTD and annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. In the past 20 years, the annual service fee has undergone three major adjustments -- from RMB 450 per year per user to RMB 370 per year per user, and then further reduced to RMB 330 per year per user. Most recently, the ACTCS annual service fee was again reduced to RMB 280 per year per user, according to the “Notice of the National Development and Reform Commission on Relevant Issues Concerning the Reduction of ACTCS Products and Maintenance Service Fee” (Development and Reform Commission Case [2017] No. 1243). In addition, State Administration of Taxation, Goods and Services Tax Division issued a notice related to the tax control service fee on January 31, 2019. According to the notice, the small-scale taxpayers which the sales amount did not exceed RMB 100,000 for each month of 2019 are exempt from Anti-Counterfeiting Tax Control System or Golden Tax Disk technical service fee in 2020. Since we do not control the pricing of the ACTCS services, we cannot guarantee our profit margin will be stable or we will make a profit on such services at all. We cannot guarantee that the annual service fee will not be further reduced, and therefore our revenues to be derived from ACTCS supporting services may be subject to significant fluctuation.

Our future revenues and growth prospects depend on the growth of new business entities in the Xiamen metropolitan areas, which is not within our control and the growth rate may decrease. As such, our operations and revenues may be negatively impacted.

The willingness of people to establish business entities in the Xiamen metropolitan areas is beyond our control. There are multiple reasons people may find appealing to establish a particular business in the Xiamen metropolitan areas, such as people’s personal belief and volatility in the Chinese capital markets. To the extent that people are unwilling to establish new businesses in the Xiamen metropolitan area either due to political or economic climate, we will not be able to acquire new customers to our ACTCS services. Thus, our ability to generate revenue or operate profitably may be negatively impacted.

Increased use of electronic invoice will reduce the number of customers using our ACTCS services.

In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system. Currently, electronic invoices are mostly used by businesses in the Fast Moving Consumer Goods (“FMCG”) industry such as fast food restaurants and coffee shops. The electronic invoices enable FMCG enterprises to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. Businesses who use electronic invoices still need to purchase tax reporting devices such as GTD. But they will not need maintenance services. Currently, approximately 1.5% of our SME clients are FMCG business entities. Increased use of electronic invoices will reduce our annual service fee revenue and thus negatively affect our total revenue.

Increasing competition within our industry could have an impact on our business prospects.

While the VAT reporting service industry in China is a heavily regulated industry where new players must obtain approval by the relevant PRC government agencies before entering this industry, it is still highly possible that new competitors will enter into the market and have significantly greater financial and other resources than we have and may offer services that is more attractive and more advanced that we can provide for large business enterprises and SMEs. Thus, we anticipate increasing competition, which may have a negative impact on both our revenues and our profit margins.

Economic conditions in China could impact our business and results of operations in both lines of our business

Our VIE entity and its subsidiaries’ business and operating results are impacted by Chinese economic conditions, such as a potential general reduction in net disposable income as a result of fiscal measures adopted by Chinese government to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. The most recent global financial crisis and recession resulted in large-scale business failures and tightened credit markets in China, which directly impacts the Chinese IT service market and VAT reporting service industry. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters could reduce discretionary spending and cause the industries where we operate to contract.

Our IT services and hardware and software sales rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend upon the use of sophisticated information technologies and systems, including technologies and systems utilized for communications, procurement and administrative systems. As our operations grow in both size and scope, we continuously need to improve and upgrade our systems and infrastructure to offer an increasing number of clients enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success in IT services and hardware and software sales also depends on our ability to adapt to rapidly changing technologies, particularly the increasing use of internet-based products and services, to change our services and infrastructure so they address evolving industry standards and to improve the performance, features and reliability of our services in response to competitive service and product offerings in the Chinese software markets and the evolving demands of the IT service markets. If there are technological impediments to introducing new technological products or maintaining current technologies or other products and services, or if these products and services do not meet the requirements of our clients’ evolving needs, our business, financial condition or results of operations may be adversely affected.

In addition, the emergence of competitors who may be able to optimize products, services or strategies that use advanced computing such as cloud computing, as well as other technological changes and developing technologies, such as machine learning and artificial intelligence, have, and will mandate us to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services we provide, and may increase our reliance on third party service providers. We may not be successful, or may be less successful than our current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to our customers, either of which would negatively affect our business and financial performance.

It is possible that, if we are not able to maintain existing systems, obtain new technologies and systems, or replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner, our business and operations could be materially adversely affected. Also, we may not achieve the benefits anticipated or required from any new technology or system, or be able to devote financial resources to new technologies and systems in the future.

We are dependent upon software, equipment and services provided by third parties.

We are dependent upon software, equipment and services provided and/or managed by third parties in the operation of our business. In the event that the performance of such software, equipment or services provided and/or managed by third parties deteriorates or our arrangements with any of these third parties related to the provision and/or management of software, equipment or services are terminated, we may not be able to find alternative services, equipment or software on a timely basis or on commercially reasonable terms, or at all, or be able to do so without significant cost or disruptions to our business, and our relationships with our customers may be adversely impacted.

A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term service agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

For the year ended December 31, 2020 two customers accounted for 32% of total HiTek’s revenues, the largest of which represented 22%, while one customer which is a related party of HiTek represented 10% of HiTek’s revenues. For the year ended December 31, 2019, two customers accounted for 38% of total HiTek’s revenues, the largest of which represented 26%, while one customer which is a related party of HiTek represented 12% of HiTek’s revenues. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

Extended payment terms may cause deferred payments or bad debts, which could negatively affect our business operations.

The Company gave a two-year credit period to large customers such as large-scale oil and coal mining groups. Their collection period is usually longer than other medium or small-sized companies. An extended credit period will have a potential risk of causing deferred payments or bad debts, which could negatively affect our business operations.

We source our retail hardware primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases. For the fiscal year ended December 31, 2019, three suppliers accounted for 39% of the total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned expansion and marketing efforts, which may reduce our revenue.

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If we are unable to manage our anticipated growth effectively, our business could be adversely affected.

In order to develop our business, we need to hire and retain key managers and executives in all areas of our operations. Our future operating results depend to a large extent on our ability to develop and manage expansion and growth successfully. For us to manage such growth, we must put in place legal and accounting systems, and implement human resource management and other tools. We have taken preliminary steps to put this structure in place. However, there is no assurance that we will be able to expand our business or successfully manage any growth that may result. Failure to expand our operations or manage our growth effectively could materially and adversely affect our ability to market our services in multiple venues.

Because we rely upon a third party to perform the payment processing for our clients, the failure or inability of the third party to provide these services could impair our ability to operate.

Because we do not possess an internal payment method, all payments by participants are processed by third parties such as Alipay and WeChat Pay. The payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing and escrow services to us, including:

●	increased regulatory focus and the requirement that it comply with numerous complex and evolving laws, rules and regulations;

●	increases in the costs to the third party, including fees charged by banks to process funds through the third parties, which could result in increased costs to us and to our participants;

●	dissatisfaction with the third parties’ services;

●	a decline in the use of the third parties’ services generally which could result in increases in costs to users such as us and our participants;

●	the ability of the third parties to maintain adequate security procedures to prevent the hacking or other unauthorized access to account and other information provided by us and the participants who use the system;

●	system failures or failure to effectively scale the system to handle large and growing transaction volumes;

●	the failure or inability of the third parties to manage funds accurately or the loss of funds by the third parties, whether due to employee fraud, security breaches, technical errors or otherwise; and

●	the failure or inability of these third parties to adequately manage business and regulatory risks.

We rely on the convenience and ease of use that third party’s payment methods provide to our users. If the quality, utility, convenience or attractiveness of these payment services declines for any reason, the attractiveness of our services could be materially impaired. If we need to migrate to other third-party payment services for any reason, the transition could require considerable time and management resources, and the third-party payment services may not be as effective, efficient or well-received by our clients. Further, our clients may be reluctant to use a different payment system.

Our success depends substantially on the continued retention of certain key personnel and our ability to hire and retain qualified personnel in the future to support our growth and execute our business strategy.

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Shenping Yin, Chairman of the Board and Ms. Xiaoyang Huang, our chief executive officer who is responsible for the development and implementation of our business plan. The loss of the services of Mr. Yin for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

Our success depends in part upon our intellectual property rights. We rely primarily on copyright, trade secret laws, confidentiality procedures, license agreements and contractual provisions to establish and protect our proprietary rights over our products, procedures and services. Other persons could copy or otherwise obtain and use our technology without authorization, or develop similar IP independently. We may also pursue the registration of our domain names, trademarks, and service marks in other jurisdictions, including the United States. However, the intellectual property laws in China are not considered as strong as comparable laws in the United States or the European Union. We cannot assure you that we will be able to protect our proprietary rights. Further, our competitors may be able to independently develop similar or more advanced technology, duplicate our products and services or design around any intellectual property rights we hold. Further, our intellectual property rights may be subject to termination or expirations. The loss of intellectual property protections or the inability to timely regain intellectual property protections could harm our business and ability to compete.

Risks Relating to Doing Business in the PRC

We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations.

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers has decreased in February 2020. The COVID-19 outbreak may have the same impact on our IT services sector. As of the date this prospectus, there is no clear sign of slow-down in our hardware and software sales. However, since the customers of these two sectors are located in different provinces, including some severe epidemic areas, the COVID-19 outbreak may have a negative impact on our revenue in the short run. A prolonged outbreak of the COVID-19 or other adverse public health developments in China would likely have a material adverse effect on our business operations because such outbreak or other development could significantly impact the Chinese economy and IT service industry, severely disrupt our operations and adversely affect our business, financial condition and results of operations.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business

PRC laws, regulations and policies concerning VAT collection procedures and ACTCS business are evolving and the PRC government authorities may promulgate new laws, regulations and policies in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws, regulations or policies either now or in the future.

Moreover, developments in the ACTCS service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict the ACTCS hardware and services we offer. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the VAT filing and collection in general and businesses using ACTCS in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

In July 2014, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to its PRC subsidiaries. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Shenping Yin and Ms. Xiaoyang Huang, together with other ten PRC residents, who are our beneficial owners, have filed applications for Circular 37 registration, and our PRC counsel believes that there is no substantial legal impediment to the registration of the aforementioned beneficial owners’ Circular 37 registration. However, we cannot guarantee that all or any of those shareholders will complete the Circular 37 registration before the closing of the our initial public offering. As the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities would determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this prospectus, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. HiTek HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from HiTek HK.

Our contractual arrangements with HiTek and its shareholders may not be effective in providing control over HiTek.

All of our current revenue and net income is derived from HiTek. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated on June 23, 2020 and became effective on July 23, 2020, respectively, and other applicable laws and regulations. To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in HiTek but rely on contractual arrangements with HiTek to control and operate its business. However, as discussed above, these contractual arrangements may not be effective from PRC laws in providing us with the necessary control over HiTek and its operations. Any deficiency in these contractual arrangements may result in our loss of control over the management and operations of HiTek, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Fujian provincial government authorities, we must rely on contractual rights through our VIE structure to effect control over and management of HiTek, which exposes us to the risk of potential breach of contract by the shareholders of HiTek. In addition, as our Chairman of the Board Mr. Yin, along with his wife Ms. Huang, owns approximately 74.55% of HiTek’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we conduct our business through HiTek, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.

We operate our business through HiTek, a VIE, the equity of which is owned by Xiaoyang Huang, Shenping Yin, Bo Shi, Zhishuang Wang, Liuqing Huang, Jingru Li, Mian Tang, Ce Tian, Xianfeng Lin, Inner Mongolia Guangxin Investment Co., Ltd. and Baotou Zhongzhe Hengtong Technology Co., Ltd. through a series of contractual agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of HiTek are treated as our assets and liabilities and the results of operations of HiTek are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between WFOE and HiTek.

On or around September 2011, various media sources reported that the China Securities Regulatory Commission (the “CSRC”) had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

If WFOE, HiTek or their ownership structure or the contractual arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or HiTek fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or HiTek;

●	discontinuing or restricting the operations of WFOE or HiTek;

●	imposing conditions or requirements with which we, WFOE, or HiTek may not be able to comply;

●	requiring us, WFOE, or HiTek to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of HiTek;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable, and HiTek will not be treated as a VIE entity and we will not be entitled to treat HiTek’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of HiTek from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our initial public offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, Ministry Of Commerce of People’s Republic Of China, or MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of HiTek through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE and HiTek, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, HiTek’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by Mr. Yin and Ms. Huang, both shareholders of the Registrant and the VIE Entity, over whom we may have no control.

Our agreements with HiTek are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under these contractual arrangements.

As all of our contractual arrangements with HiTek are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over HiTek, and our ability to conduct our business may be materially and adversely affected.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

There are uncertainties over the size and rate at which the IT service market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the ACTCS industry is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China and the United States. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our network and products;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts;

●	loss of intellectual property rights;

●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

●	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this prospectus, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our staff costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including housing, pension, medical insurance and unemployment insurance programs to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. If we are subject to severe penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are all PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our significant shareholder and director. For example, we have entered into several transactions with our shareholder, Baotou Zhongzhe Hengtong Technology Co., Ltd., or business entities affiliated with or owned by Chairman, Shenping Yin, where we have sales revenues or have advances from these entities. See “Item 7 - Related Party Transactions”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related party may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests arise when we transact business with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Item 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated in the Cayman Islands on November 3, 2017. HiTek Hong Kong Limited (“HiTek HK”), our wholly-owned subsidiary, was incorporated in Hong Kong on November 20, 2017. Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”), HiTek HK’s wholly owned subsidiary, was organized pursuant to PRC laws on March 15, 2018. Our variable interest entity, Xiamen Hengda HiTek Computer Network Co., Ltd., which we refer to as HiTek, was established on January 18, 1996 in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

On March 31, 2018, the Company consummated a reorganization pursuant to which, WFOE, HiTek and HiTek’s shareholders entered into a series of contractual arrangements. Such agreements are described under “Business — Contractual Agreements between WFOE and HiTek. Hitek Global Inc. is a holding company with no business operation other than holding the shares in HiTek HK and HiTek HK is a pass-through entity with no business operation. WFOE is exclusively engaged in the business of managing the operation of HiTek.

B. Our Business

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of prospectus, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, including Golden Tax Disk (“GTD”) and printers, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

Our VIE entity, HiTek, is authorized to carry out the sales of Golden Tax Disk and a market leader in the Xiamen metropolitan area with respect to ACTCS tax device and services since 1996. We provide our customers with the necessary ACTCS for their value added tax (“VAT”) reporting, collection and processing. VAT reporting is mandatory for all business enterprises in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the PRC government, ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS device necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Since 1996, we have been the number one ACTCS services provider for Xiamen business enterprises according to the data compiled by Xiamen Province Taxation Bureau.

Complementing our physical service center, we started developing online service center in 2018 to enable tens of thousands of businesses in the Xiamen metropolitan area to securely process VAT reporting and payment from their desktop virtually anytime and anywhere. Currently, our customers range from small, medium to large enterprises across industries in the Xiamen metropolitan area. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting around 64,851 active users, which accounted for approximately 39.8% of Xiamen’s tax collection market as of December 31, 2020 according to the Xiamen Province Taxation Bureau’s statistics.

Since the beginning of 2017, HiTek has also generated revenue from its IT service business provided to SMEs in Xiamen area. HiTek provides outsourced IT support and maintenance services for its clients. HiTek’s IT service business is directly responsible for, without limitation, periodically check, daily repairing and maintenance service, technical support for client’s IT facilities and IT disaster recovery.

As part of the services provided to large businesses, HiTek currently sells Communication Interface System (“CIS”), its self-developed software which provides embedded system interface solutions for large businesses. CIS is a universal embedded interface system used in petrochemical and coal businesses to collect industrial, electricity, facility pressure and temperature statistics and convert to readable format for analytical purposes.

As part of our services provided to large businesses, Huasheng currently sells hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. Huasheng’s major business strategy in its market is to connect and source through exclusive relationships with manufacturers so that Huasheng can offer competitively priced hardware. Huasheng has established its online support system in the beginning of 2018. The online system further enhances Huasheng’s customer experience, which is complemented by highly trained professionals and attractive physical store environment.

Services

For the year ended December 31, 2020, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (40.7%), software sales (18.1%), and (2) services to SMEs-- IT services (2.4%), ACTCS devices and services (38.8%). For the year ended December 31, 2019, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (38.9%), software sales (20.9%), and (2) services to SMEs-- IT services (12.3%), ACTCS devices and services (27.9%).

We generate substantial revenue from our ACTCS related services. Our SMEs client base and excellent customer support allow us to enhance the effectiveness of each of our targeted ACTCS service link, thereby strengthening our overall monetization capabilities.

We started to generate revenue by offering IT services, primarily contracted to resolve our clients’ IT issues in 2017. We also generate revenue from selling CIS software that we developed in 2014. In addition, we generate substantial revenue from hardware sales, which consist of selling laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors.

ACTCS Device and Services

For ACTCS supporting services, we charge fees on a yearly basis. This service guarantees smooth functions of ACTCS software covers any technical breakdowns related to the ACTCS software. For tax control system risk investigation service, we charge a one time service charge for each investigation request.

Our ACTCS device consist primarily of selling GTD. For ACTCS devices sales, we charge one a piece-by-piece basis. Revenue generated from our ACTCS device and services accounted for 38.8% and 27.9%, respectively, of the total revenue derived from our businesses in 2020 and 2019.

In January 2019, we began to operate new service areas such as online agent accounting platforms and online IT outsourcing platforms. We intend to actively grow such general business management services.

IT Services

Our IT services primarily focus on resolving our clients’ IT issues, for which we charge fees on a project basis.

Revenue generated from our IT services accounted for 2.4% and 12.3%, respectively, of the total revenue derived from our businesses in 2020 and 2019.

Software Sales

For our software sales, we sell our self-developed Communication Interface System (“CIS”). This software provides embedded system interface solutions for large businesses. CIS is a universal embedded interface system used in petrochemical and coal businesses to collect industrial, electricity, facility pressure and temperature statistics and convert to readable format for analytical purposes. Currently, almost all of the software sales revenue comes from sales of CIS. We do not resell any software developed by any third party.

Revenue generated from our software sales accounted for 18.1% and 20.9%, respectively, of the total revenue derived from our businesses in 2020 and 2019.

Hardware Sales

We also generate revenue from our hardware sales, which includes sales of computer hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. We have established a carefully designed sales network in the Xiamen metropolitan area that combines online platforms developed in the beginning of 2018 and our retail storefront. We have developed our hardware sale client base over time via our marketing from our physical store. After we launched CIS sales, we also introduced our hardware products to our CIS users. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. to large businesses in the future.

Revenue generated from our hardware sales accounted for 40.7% and 38.9%, respectively, of the total revenue derived from our businesses in 2020 and 2019.

Our Technology

We provide effective information technology services and secured tax solutions to business enterprises across a variety of monetization models. We have a dedicated team of nine highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for research and development. The following is a list of our self-developed software.

Technology	Completion Date	Certificate Date	General Functions
Mobile Invoice System (“MIS”)	October 15, 2013	June 15, 2015	MIS enables our clients to generate invoices anywhere, anytime.

Micro Service System (“MSS”)	July 30, 2014	June 16, 2015	MSS resolves service issues between service providers and our customers.

Secured Coordination System (“SCS”)	April 10, 2013	June 16, 2015	SCS provides real-time backup for the invoicing information generated by the users.

Communication Interface System (“CIS”)	April 17, 2014	June 15, 2015	CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal enterprises. The system can be used to communicate the RCTX-X module and collect data from work diagrams, electricity diagrams, pressure diagrams and temperature diagrams. It can generate the data from the txt, and then copy and import it to the software of the windows platform to display analysis.

Universal Invoice System (“UIS”)	February 13, 2014	June 16, 2015	AIS facilitates data transmission between users’ management and financial systems and ACTCS software.

Invoice Query Management System (“IQMS”)	October 30, 2013	June 15, 2015	IQMS facilitates users’ invoice inquiries and verification process.

Micro-App System (“MAS”)	August 10, 2017	December 1, 2017	MAS diagnoses and resolves user-end application issues.

WeChat Cloud Business System (“WCBS”)	May 10, 2017	December 1, 2017	WCBS facilitates online transactions between the Company and its clients.

Collaborative Management System (“CMS”)	October 10, 2017	December 1, 2017	CMS facilitates our clients’ business and data management process amongst multiple operating systems.

HiTek APP application software	November 25, 2018	December 10, 2018	It is another name of “enterprise service platform”. It worked as HiTek’s online service platform, including IT services, sales and financial and tax services, etc.

HiTek network background management system	November 25, 2018	December 10, 2018	It is used for backstage unified management of HiTek’s app and HiTek online service platform.

Remote monitoring system	October 19, 2018	October 19, 2018	It is used for remote monitoring, debugging and early warning of the App.

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended December 31, 2020 two customers accounted for 32% of total HiTek’s revenues, the largest of which represented 22%, while one customer which is a related party of HiTek represented 10% of HiTek’s revenues. For the fiscal year ended December 31, 2019, two customers accounted for 38% of total HiTek’s revenues, the largest of which represented 26%, while one customer which is a related party of HiTek represented 12% of HiTek’s revenues. While we believe that one or more of our major customers could account for a significant portion of our sales for at least the year 2021, we anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers. In general, For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases. For the fiscal year ended December 31, 2019, three suppliers accounted for 39% of the total purchases.

We enter into procurement agreements in the ordinary course of business with our suppliers, pursuant to a form of supply order typically on a “deal by deal” basis.

Marketing and Sales

Since inception, our user base in both the services to large businesses and service to SMEs has grown primarily through word of mouth recommendations, digital advertising, and social media advertising. We accumulated a loyal customer base to our hardware sales via our physical store. In general, we focus on delivering a superior user experience through better products and services, which we believe can expand our user base and enhance our brand. We do not have a specific budget for advertising since we have built our brand with very low marketing costs.

While we have significantly benefited from the effects of word of mouth recommendation, digital advertising, and social media advertising, we are considering cooperating with professional advertising companies to initiate campaigns designed to further promote our brand and services. We will finalize a definitive plan for this marketing initiation after our initial public offering on NASDAQ.

With respect to the services to SMEs, given the geographic limitation of our ACTCS services, we plan to focus on marketing and promotion of the business management service, which will include agent accounting services, online IT outsourcing services, IT internet operation and maintenance service and equipment purchasing and delivery Door-to-Door service to the SMEs. On the services to large business side, we plan to focus on marketing and promotion of hardware integration system going forward.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. Except for Chinese government developed ACTCS software used in connection with our day-to-day operations, we generally do not rely on third-party licenses of intellectual property for use in our business.

Our research and development activities are project based and the number of projects we work on varies annually. As of December 31, 2020, we had 3 full-time research and development professionals. From 2014 to 2015, we had 9 full-time research and development professionals focused on various software development projects. We were successful in developing 12 software products and had obtained 6 Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, 3 Certificates in 2017 and 3 Certificates in 2018. Our Certificates last indefinitely. In the beginning of 2018, we established 3 joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Research and Development

From 2014 to 2015, our R&D team mainly focused on developing two categories of software-- data collection software and ACTCS ancillary software. Among all the software we have developed, CIS is the only software product we are currently marketing and generated revenue. Our R&D team has established joint research syndicates with other Internet technology companies in early 2018.

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

C. Organizational Structure

Our corporate structure as of the date of this prospectus is as follows:

D. Property

Our headquarters are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, where we own the office building with an aggregate floor area of approximately 495 square meters. This includes our sales and marketing, communication and business development personnel and our management and operations facilities and customer services.

We currently lease approximately 83 square meters of office space at Room 101, NO.77 Tianhu Road, Siming District, Xiamen, China. The lease expires on November 19, 2023 and can be renewed subject to mutual agreements. In addition, the company also leased three other locations in Xiamen as warehouses.

Item 4A. Unresolved Staff Comments

Not required.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws. All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of prospectus, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

Our VIE entity, HiTek, is authorized to carry out the sales of Golden Tax Disk (“GTD) and a market leader in the Xiamen metropolitan area with respect to ACTCS tax device and services since 1996. We provide our customers with the necessary ACTCS for their value added tax (“VAT”) reporting, collection and processing. VAT reporting is mandatory for all business enterprises in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the government-owned entity China Aerospace Science and Technology Corporation (“CASTC”), ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS hardware necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Since 1996, we have been the number one ACTCS services provider for Xiamen business enterprises according to the data compiled by Xiamen Province Taxation Bureau.

While we are confident that our competitive strengths will continue improving our business, we are keenly aware of the challenges that our business faces, especially the challenges in our services to SMEs which are stemmed from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required which is the cornerstone of our services to the SMEs. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out the electronic invoicing system starting from 2018. Increasing the use of electronic invoices will reduce our SME client base by around 5% in the future since electronic invoicing system will enable some of our existing clients to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

Complementing our physical service center, we started developing online service center in 2018. As of January 2019, the online service center enables tens of thousands of businesses in the Xiamen metropolitan area to securely process. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting around 64,851 active users, which accounted for approximately 39.8% of Xiamen’s tax collection market as of December 31, 2020, according to the Xiamen Province Taxation Bureau’s statistics. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

Since the beginning of 2017, HiTek has also generated revenue from its IT service business provided to SMEs in Xiamen area. HiTek provides outsourced IT support and maintenance services for its clients. HiTek’s IT service business is directly responsible for, without limitation, periodically check, daily repairing and maintenance service, technical support for client’s IT facilities and IT disaster recovery.

As part of the services provided to large businesses, HiTek currently sells Communication Interface System (“CIS”), its self-developed software which provides embedded system interface solutions for large businesses. CIS is a universal embedded interface system used in petrochemical and coal businesses to collect industrial, electricity, facility pressure and temperature statistics and convert to readable format for analytical purposes.

As part of our services provided to large businesses, Huasheng currently sells hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. After we launched CIS sales, we also introduced our hardware products to our CIS users. Our major business strategy in the market is to connect and source through exclusive relationships with manufacturers so that Huasheng can offer competitively priced hardware. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. in the future. We have established the online support system in the beginning of 2018. The online system further enhances our customer experience, which is complemented by highly trained professionals and attractive physical store environment.

For the year ended December 31, 2020, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (40.7%), software sales (18.1%), and (2) services to SMEs-- IT services (2.4%), ACTCS devices and services (38.8%). For the year ended December 31, 2019, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (38.9%), software sales (20.9%), and (2) services to SMEs-- IT services (12.3%), ACTCS devices and services (27.9%). In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system.

In January 2020, the World Health Organization declared a global health emergency as the COVID-19 outbreak continues to spread beyond China. On March 11, 2020, the World Health Organization declared the COVID-19 a global epidemic, the negative impact on our operation from the beginning of year 2020 to date and the operating result for fiscal year 2020. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector in the short run, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers decreased in February 2020 and the Company’s operation was affected by the COVID-19 to certain extent. As the IT service clients are mainly small and medium-sized and concentrated in Xiamen city. Because of the COVID-19, IT service end customers shut down their offices from February to April to work from home. The end customers’ reduced demand directly led to the decrease in the IT service revenue. There has been no negative effect in our hardware and tax devices and service sales. We do not expect a significant impact on the Company’s operation and financial results in the long run unless the COVID-19 epidemic will be worse in 2021.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Beginning January 1, 2019, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening consolidated balance sheet on January 1, 2019. With adoption of ASC 606, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2019. Therefore, prior period amounts are not adjusted.

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

Revenue from IT service contracts are recognized ratably over service period if the collections of payments can be reasonably assured as the Company performs periodical IT services. If the collections of payments cannot be reasonably assured, the Company recognizes IT service revenue when cash is collected.

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

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, after-sales supporting services and tax control system risk investigation service. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

Revenue from the sales of GTD devices is recognized at the point in time when ownership is transferred to end customers. The Company provides the after-sales supporting services and charges the service fee on an annual basis. The service period is usually one year. Revenue related to GTD device after-sale supporting services is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company charges a one time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed.

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

The normal payment period was approximately 6 months to 1 year after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period during 2020. For IT outsourcing customers, the Company gave a year and half credit period during 2020. For small and medium customers, the Company gave a half year credit period.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company based on the Company’s best estimates and customers’ historical payment behaviors. The Company uses approximates one-year time period as the basis to the separation of current and non-current assets.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

	For the Years Ended December 31,
			Increase /	Percentage
	2020	2019	(Decrease)	Change
Hardware	$2,360,362	$2,693,243	$(332,881)	(12.4)%
CIS Software	1,053,467	1,452,592	(399,125)	(27.5)%
IT Services	136,722	850,991	(714,269)	(83.9)%
Tax devices and service	2,254,176	1,937,126	317,050	16.4%
Total revenues	$5,804,727	$6,933,952	$(1,129,225)	(16.3)%

We have the following four revenue streams - hardware retail and wholesale, software sales, outsourced IT services, and Anti-Counterfeiting Tax Control System (“ACTCS”) sales and services. Our total revenues for the year ended December 31, 2020 were $5,804,727, a decrease of $1,129,225 or 16.3% from $6,933,952 for the year ended December 31, 2019. The revenue decrease was from hardware sales, software sales, and IT services, which was mainly due to the end customers’ reduced demand caused by coronavirus outbreak in 2020.

The increase of the tax devices and service revenue was mainly due to the increase of tax control system risk investigation service. The Company plans to use Corporate Full-Service Platform Mobile Application to develop outsourcing services for small enterprises. The Company expects to expand tax control system risk investigation service for SMEs and also increase orders for software and hardware sales from major customers in 2021. Since the company’s major growth plan is to increase its geographic coverage in China with IT services, the company will seek more competitive partners to expand this sector.

Cost and Margin

	For the Years Ended December 31,
			Increase /	Percentage
	2020	2019	(Decrease)	Change
Total revenues	$5,804,727	$6,933,952	$(1,129,225)	(16.3)%

Cost of revenues	2,633,455	3,188,825	(555,370)	(17.4)%

Gross profit	3,171,272	3,745,127	(573,855)	(15.3)%
Margin %	54.6%	54.0%	0.6%

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

Cost of revenues increased to $2,633,455 for the year ended December 31, 2020 from $3,188,825 for the same period in 2019. A decrease of $555,370 or 17.4%. This decrease was mainly caused by the decrease of IT services sales and costs.

Gross Profit. Our gross profit decreased from $3,745,127 for the year ended December 31, 2019 to $3,171,272 for the same period in 2020. Our gross profit as a percentage of revenue increased from 54.0% for the year ended December 31, 2019 to 54.6% for the same period in 2020. This was mainly due to the increase in the tax service revenue with high gross profit. The Company expects to focus on projects with high gross profit such as services for SMEs, and at the same time, increase the hardware and software sales of large customers in 2021.

Operating Expenses

	For the Years Ended December 31,
			Increase /	Percentage
	2020	2019	(Decrease)	Change
Selling expenses	$2,012	$330,556	$(328,544)	(99.4)%
% of revenue	0.03%	4.77%	(4.74)%	-
General and administrative expenses	1,415,484	1,222,521	192,963	15.8%
% of revenue	24.4%	17.6%	6.8%	-
Operating expenses	$1,417,496	$1,553,077	$(135,581)	(8.7)%

Selling Expenses. Selling expenses consist primarily of sales commission, shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products. Selling expenses decreased of 99.4% or $328,544, from $330,556 for the year ended December 31, 2019 to $2,012 in the same period of 2020. The decrease was mainly because of the decrease of sales commission. Selling expenses were 0.03% of total revenues for the year ended December 31, 2020 and 4.77% of total revenues in the same period of 2019. The company expects to focus on the development of business lines for SMEs, and approximately 5% of future revenue will be used for the promotion and development of new business lines in 2021.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased in 15.8% or $192,963 from $1,222,521 for the year ended December 31, 2019 to $1,415,484 in the same period of 2020. The increase was mainly due to the increase of $283,318 of salary and offset with the decrease of rental expense of $27,184, travel expense of $6,667 and motor expenses of $7,169. General and administrative expenses were 24.4% of total revenue for the year ended December 31, 2020 and 17.6% of total revenue in the same period of 2019. The company expects to maintain the current ratio of G&A expenses to revenue in 2021.

Net Income

	For the Years Ended December 31,
			Increase /	Percentage
	2020	2019	(Decrease)	Change
Operating income	$1,753,776	$2,192,050	$(438,274)	(20.0)%
Total other income	204,325	166,122	38,203	23.0%
Income before income taxes	1,958,101	2,358,172	(400,071)	(17.0)%
Income tax expense	(269,242)	(339,178)	69,936	(20.6)%
Net income	$1,688,859	$2,018,994	$(330,135)	(16.4)%
Effective tax rate	13.8%	14.4%	(0.6)%

Operating income. Operating income was $1,753,776 for the year ended December 31, 2020, compared to $2,192,050 for the same period of 2019. The decrease in operating income in 2020 was primary due to the decrease in revenue and gross profit.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $204,325 and $166,122 for the for the year ended December 31, 2020 and 2019, respectively. The increase was primarily due to the Government subsidies in the amount of $101,965 for the year ended December 31, 2020, compared with the Government subsidies in the amount of $50,629 for the same period of 2019.

Income tax expense. Income tax expense was $269,242 for the year ended December 31, 2020, compared to $339,178 for the same period of 2019. The decrease in income tax expense was mainly because that the total profit was decreased from $2,358,172 for the year ended December 31, 2019 to $1,958,101 in the same period of 2020.

Effective tax rate. Effective tax rate was 13.8% for the year ended December 31, 2020, compared to 14.4% for the same period of 2019.

Net income. As a result of the factors described above, net income was $1,688,859 for the year ended December 31, 2020, a decrease of $330,135 from net income $2,018,994 for the same period of 2019.

Liquidity and Capital Resources

As of December 31, 2020 and 2019, we had cash in the amount of approximately $1,861,554 and $776,220, respectively.

Working Capital. Total working capital as of December 31, 2020 amounted to $8,394,937 compared to $6,055,263 as of December 31, 2019. The increase was mainly due to an increase in short term investments of $859,448, advances to suppliers of $898,017, deferred offering cost of $376,810 and prepaid expenses and other current assets of $866,157, which partially offset by a decrease in accounts receivable $617,920, accounts receivable-related party of $319,066 and inventories of $393,242. Current liabilities amounted to $2,381,231 as of December 31, 2020 as compared to $1,966,068 as of December 31, 2019. This increase of liabilities was attributable mainly to an increase in accounts payable of $194,190, and tax payable of $217,005.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs.

During 2020, the Company engages an external vendor to develop software APP. As of December 31, 2020, the Company paid product development costs totaled $301,625 and the total contract amount was $430,000, the Company expected to pay the remaining amount approximately $130,000 in the 2021.The software APP will be placed into service in the end of year 2021.

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in the collecting account receivables and other receivables. The account receivable, net and the account receivable of related party balance was $4,139,049 and $1,509,383 as of December 31, 2020, respectively. Subsequent to December 31, 2020 the Company has collected receivables in the total amount of $183,832 as of the date of the filing. As of December 31, 2021, the Company expects to collect additional $2,642,622. We may also raise capital through public offerings.

The Company gave customers different credit period considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period starting from March 2019 because of these customers’ long repayment cycle. The account receivable, net balance was $4,769,470 and $4,865,383 as of December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, the percentage of collection of the year 2019 accounts receivable with large scale customers is 51%. As December 31, 2021, the Company expects to collect additional $2,169,023.

For IT outsourcing customers, the Company gave a year and half credit period. The account receivable, net balance was $592,859 and $1,436,163 as of December 31, 2020 and December 31, 2019, respectively. From December 2020 to the date of the filing, these companies have repaid $183,832. As December 31, 2021, the Company expects to collect additional $187,496.

For small and medium customers, the Company gave a half year credit period. The account receivable, net balance was $286,103 and $76,945 as of December 31, 2020 and December 31, 2019, respectively. The Company has collected the remaining balance by March 31, 2021.

Off-Balance Sheet Arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cash Flows Analysis

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

(a)	Operating Activities

(1)	Net cash provided by operating activities were $1,932,850 and $43,265 for the years ended December 31, 2020 and 2019, respectively. The increase of $1,889,585 in net cash provided by operating activities for the year ended December 31, 2020 was mainly due to (1) an increase of $2,926,645 and $487,730 in accounts receivable and accounts receivable from related parties, (2) an increase of $775,632 in inventory. These were partially offset by a decrease of $380,189 in short term investment, $1,128,882 in advances to suppliers and $708,188 in prepaid expenses and other current assets,

(b)	Investing Activities

(2)	Net cash used in investing activities was $865,047 for the year ended December 31, 2020 as compared of $nil for the year ended December 31, 2019. The increase of $865,047 in net cash used in investing activities for the year ended December 31, 2020 was mainly due to (1) an increase of $144,925 in loan to a third party, (2) an increase of $285,346 in advance payment for software development, (3) an increase of $2,463,732 in purchase of Held-to-maturity investments. These were partially offset by a decrease of $2,028,956 in redeem of Held-to-maturity investments.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., our variable interest entity, and its subsidiaries. See “Business — Contractual Agreements between WFOE and HiTek” for a summary of these contractual arrangements. As of December 31, 2020 and 2019, our variable interest entities accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively. As of December 31,2020 and 2019, $1,335,727 and $711,386 of cash and cash equivalents were denominated in RMB, respectively.

Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Risk Factors — Risks Relating to Doing Business in the PRC” for more information, including the risk factors titled “Our contractual arrangements with HiTek and its shareholders may not be effective in providing control over HiTek” and “Because we conduct our business through HiTek, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.”

In addition, any transfer of funds from us to any of our PRC subsidiaries or VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Our PRC subsidiaries and VIEs are not permitted under PRC law to directly lend money to one another.

Therefore, it is difficult to change our capital expenditure plans once the relevant funds are remitted from our company to our PRC subsidiaries or VIEs. These limitations on the free flow of funds between us and our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

Dividend Distributions

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

Current PRC regulations permit our indirect PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to contractual arrangements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors- There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Risks in relation to the VIE structure

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC Foreign Investment Law. The PRC Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2020:

Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Operating lease obligations	$84,059	$44,740	$39,319	$-	$-
Total	$84,059	$44,740	$39,319	$-	$-

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	51	Chairman of the Board
Xiaoyang Huang	51	Chief Executive Officer and Director
Tianyu Xia	31	Chief Financial Officer
Bo Shi	46	Chief Technology Officer
Wenhua Yang	52	Independent Director*
Jianben Song	62	Independent Director*
Lawrence Venick	48	Independent Director*

*	Appointment effective upon the closing of the Company’s initial public offering

Below is a summary of the business experience of each of our executive officers and directors:

Shenping Yin

Mr. Shenping Yin has been our Chairman since our inception. Mr. Yin has been the Chief Executive Officer and a director of Recon Technology, Ltd. (NASDAQ: RCON) since 2007. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in Information Systems.

Xiaoyang Huang

Ms. Xiaoyang Huang has been our CEO since our inception. Ms. Huang will be appointed as our director upon closing of our initial public offering. She has been the Chief Executive Officer of HiTek, our VIE entity since 2000. Ms. Huang graduated from Nanjing Agricultural University and majored in Agricultural Information. She also went through a one-year accounting program in Renmin University of China from 2010 to 2011.

Tianyu Xia

Ms. Tianyu Xia has been our CFO since August 15, 2018. From April 2014 to December 2015, she worked as an Investor Relations Manager at Recon Technology Ltd. From December 2015 to October 2017, she worked as an Investor Relations Manager at Smartisan Technology Co., Ltd. Ms. Xia graduated from Saint Louis University, John Cook School of Business in 2012 and received her bachelor’s degree in Accounting. She also minored in Information Technology Management. Ms. Xia received her Master’s degree in Investor Relations from Fordham University, Graduate School of Business in 2013. She received her Master’s degree in Business Administration from Cheung Kong Graduate School of Business in 2018.

Bo Shi

Mr. Bo Shi has been our CTO since our inception. From July 1996 to March 1998, he worked as a maintenance engineer at Xiamen Automotive Friction and Sealing Material Co., Ltd. He has been working for HiTek since March 1998 and has undertaken various responsibilities such as maintenance engineer, technical manager, technical director, deputy general manager and general manager. He is now the general manager of HiTek. Mr. Shi graduated from Wuhan University of Technology (formerly known as “Wuhan Automotive University”) in July 1996, with a bachelor’s degree in Computer Science and Application.

Wenhua Yang

Mr. Wenhua Yang will be appointed as our independent director upon closing of the our initial public offering. He was the Vice President of Beijing Huaxia Bank, Guanghua Road Branch from July 2002 to May 2004. From June 2004 to September 2006, he served as the Vice President of Beijing Guangda Bank, Guanghua Road Branch. From April 2006 to date, he served as the general manager of Beijing Nengju Trading Development Co., Ltd. He has worked for 15 years in the banking and business industries. Mr. Yang holds a Bachelor’s Degree in Accounting and a Master’s Degree in Business Management at Capital University of Economics and Business.

Jianben Song

Mr. Jianben Song will be appointed as our independent director upon closing of our initial public offering. Mr. Song has been the data architect of Charter Communications since February 2013. From November 2010 to January 2013, he worked as a data architect for Bank of America, where he was responsible for designing databases. He has extensive experience in software engineering. Mr. Song graduated from Tsinghua University with a Bachelor’s degree in physics. He holds a Master’s degree in biophysics from the Institute of Biophysics, Academia China. He holds a Ph.D. in biophysics at the University of Rochester, New York.

Lawrence Venick

Mr. Lawrence Venick will be appointed as our independent director upon closing of our initial public offering. Mr. Venick has been a Partner at Loeb & Loeb LLP since 2007. He is a corporate and securities lawyer focusing his practice on United States capital market transactions and corporate governance matters involving U.S. listed companies. Over the course of his career, Mr. Venick has represented a number of publicly traded companies listed on NASDAQ and The NYSE. Mr. Venick currently splits his time between Loeb & Loeb LLP’s Hong Kong and Beijing offices. He serves as the Managing Partner of the Hong Kong office and is the Chief Legal Representative of the Beijing office. From 2004 to 2012, Mr. Venick worked as a corporate lawyer in Loeb & Loeb LLP’s Los Angeles office. Prior to that time, Mr. Venick worked as a corporate lawyer in Wilson Sonsini Goodrich & Rosati PC’s Palo Alto office. Mr. Venick holds a B.A. from the University of California at Santa Barbra and a J.D. from Loyola Law School.

B. Compensation

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended December 31, 2020:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang, Chief Executive Officer	2020	12,464	57,970	0	0	0	0	0	70,434
	2019	14,477	57,909	0	0	0	0	0	72,386
	2018	11,187	45,354	0	0	0	0	0	56,541
	2017	10,059	36,983	0	0	0	0	0	47,042
	2016	9,183	39,134	0	0	0	0	0	48,317

Bo Shi, Chief Technology Officer	2020	26,826	28,985	0	0	0	0	0	55,811
	2019	26,360	28,954	0	0	0	0	0	55,315
	2018	15,692	37,795	0	0	0	0	0	53,487
	2017	13,166	27,367	0	0	0	0	0	40,533
	2016	12,630	27,092	0	0	0	0	0	39,722

Tianyu Xia, Chief Financial Officer	2020	52,173	0	0	0	0	0	0	52,173
	2019	52,118	0	0	0	0	0	0	52,118
	2018	18,412	0	0	0	0	0	0	18,412
	2017	0	0	0	0	0	0	0	0
	2016	0	0	0	0	0	0	0	0

Grants of Plan Based Awards

None.

Employment Agreements

We entered into employment agreements with our CEO and CTO on July 1, 2018, and with our CFO on September 2, 2018. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

Our employment agreement with Xiaoyang Huang, our CEO, provides her term of one year with an annual salary of $70,000.

Our employment agreement with Bo Shi, our CTO, provides his term of one year with an annual salary of $55,000.

Our employment agreement with Tianyu Xia, our CFO, provides her term of three years with an annual salary of $60,000.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

None.

Pension Benefits

None of the named executives currently participates in or has account balances in qualified or nonqualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of the named executives currently participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Other than as disclosed above, we have not entered into any agreements or arrangements with our executive officers or directors, and have not made any agreements to provide benefits upon termination of employment.

C. Board Practices

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon closing of Company’s initial public offering: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick. Mr. Wenhua Yang will be the chairman of our audit committee. We have determined that Mr. Yang, Mr. Song and Mr. Venick will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Yang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Song will be the chairman of our compensation committee. We have determined that Mr. Yang, Mr. Song and Mr. Venick will satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently consists of will consist of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Venick will be the chairperson of our nominating and corporate governance committee. Mr. Yang, Mr. Song and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

We had 75 and 75 employees as of December 31, 2020, and 2019, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

As of December 31, 2020
Function:
Management Department (HiTek)	7
Financial Department (HiTek)	6
Purchase and Sales Department (HiTek)	4
Technical Service Department (HiTek)	27
Sales Training Department (HiTek)	6
Hotline Service Department (HiTek)	7
Research and Development Department (HiTek)	3
Operation and Maintenance Department (HiTek)	4
Management Department (Huasheng)	1
Financial Department (Huasheng)	2
Administrative & Logistics Department (Huasheng)	1
Purchase and Sales Department (Huasheng)	4
Management Department (Huoerguosi)	1
Operation and Maintenance Department (Huoerguosi)	2
Total	75

As of December 31, 2020, our employees were located in Xiamen, Fujian province and Huoerguosi, Xinjian, China.

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes.

E. Share ownership.

The following table sets forth information regarding the beneficial of our ordinary shares as of April 29, 2021:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of April 23, 2021, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Ordinary Shares
	Beneficially Owned
	Number		%
Directors and Executive Officers:
Shenping Yin	8,192,000	(1)(2)	74.55%
Xiaoyang Huang	8,192,000	(1)(2)	74.55%
Tianyu Xia	-
Bo Shi	431,000	(3)	3.92%
Wenhua Yang	-
Jianben Song	-
Lawrence Venick	-
5% Shareholders:
Shenping Yin	8,192,000	(1)(2)	74.55%
Xiaoyang Huang	8,192,000	(1)(2)	74.55%

(1)	These Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.
(2)	These Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands company. Since Mr. Yin and Ms. Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.
(3)	Represents 431,000 Ordinary Shares held by Star Discover Global Limited, a British Virgin Islands company which Bo Shi owns and controls 60% equity interest and voting power.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholder

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related party transactions.

Contractual Arrangements with WFOE, HiTek and Its Shareholders

On March 31, 2018, to comply with PRC laws restricting foreign ownership in the IT business in China, we conduct our IT business through HiTek, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, HiTek and its shareholders, Xiaoyang Huang, Shenping Yin, Bo Shi, Zhishuang Wang, Liuqing Huang, Jingru Li, Mian Tang, Ce Tian, Xianfeng Lin, Inner Mongolia Guangxin Investment Co., Ltd. and Baotou Zhongzhe Hengtong Technology Co., Ltd. Such contractual arrangements provide us (i) the power over HiTek, (ii) the exposure or rights to variable returns from our involvement with HiTek, and (iii) the ability to affect those returns through use of our power over HiTek to affect the amount of our returns. Therefore, we control HiTek.

Advances from Related Parties

As of December 31, 2020, Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, in the amount $3,005. The advances are due on demand and non-interest bearing.

Advances to Related Parties

As of December 31, 2019, Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, had owed the Company in the aggregate, approximately $701. The advances made by the Company were due on demand and non-interest bearing.

Sales revenues from related parties

The Company generated sales revenues from Beijing Zhongzhe Yuantong Technology Co., Ltd., which is under the same common control with Baotou Zhongzhe Hengtong Technology Co., Ltd., in hardware sales of $255,344 for fiscal year ended December 31, 2020 and $352,008 for fiscal year ended December 31, 2019; and software sales of $353,977 for the fiscal year ended December 31, 2020 and $447,129 for the fiscal year ended December 31, 2019.

Accounts receivables from related parties

As of December 31, 2020, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. is $1,509,383.

As of December 31, 2019, accounts receivable from Baotou Zhongzhe Hengtong Technology Co., Ltd., an entity that owns 2.16% of HiTek, is $180,483. Accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. is $1,419,080.

Employment Agreements

See “Item 6.B — Compensation — Employment Agreements”.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividends

We have not paid dividends on our ordinary shares and do not anticipate paying such dividends in the foreseeable future.

B. Significant Changes

Not applicable

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market upon our initial public offering is completed under the symbol “HKIT”. We cannot assure you that our application will be approved; if it is not approved, we will not complete the proposed initial public offering.

B. Plan of Distributions

Not applicable.

C. Markets

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market upon our initial public offering is completed under the symbol “HKIT”. We cannot assure you that our application will be approved; if it is not approved, we will not complete the proposed initial public offering.

D. Selling Shareholders

Not applicable.

E. Dilution

Note applicable.

F. Expenses of the Issue.

Note applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete.

As of the date of this Annual Report, our authorized share capital consists of US$50,000 divided into 500,000,000 ordinary shares, par value US$0.0001 per share. Upon filing of the amended Memorandum and Articles of Association with Cayman company registry, the authorized capital will consist of 490,000,000 ordinary shares, and 10,000,000 preference shares.

We have conditionally adopted our amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of the initial public offering and will replace our current memorandum and articles of association in its entirety. Our amended and restated memorandum and articles of association, or our post-offering amended and restated memorandum and articles of association provide that, our authorized share capital upon completion of our initial public offering will be $50,000 divided into 500,000,000 shares of a par value of $0.0001, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. Immediately upon the completion of this offering, we will have 14,987,679 Ordinary Shares issued and outstanding. We will issue Ordinary Shares in this offering. The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any special rights or restrictions as to voting attached to any shares, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourth of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference shares

Our amended and restated memorandum and articles of association authorizes the issuance of 10,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. We may issue some or all of the preference shares to effect a business combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.

In certain circumstances, the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits.

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of civil liabilities.

The Cayman Islands has a different body of securities laws as compared to the United States and may provide less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies.

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue negotiable or bearer shares or shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

VStock Transfer, LLC is the transfer agent and registrar for our Ordinary Shares as its principal office at 18 Lafayette Place, Woodmere, New York 11598.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Hitek Global Inc. does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Hitek Global Inc. and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Hitek Global Inc., including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Hitek Global Inc. and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingtian & Gongcheng, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain after the effectiveness of the registration statement of which this prospectus forms a part an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law (2018 Revision)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Law (2018 Revision), the Financial Secretary undertakes with Hitek Global Inc. (“the Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

a.	On or in respect of the shares, debentures or other obligations of the Company; or

b.	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision).

These concessions shall be for a period of twenty years from the date hereof.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our actual PFIC status for the current taxable year will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http http://www.xmhitek.com/. However, information contained on our website does not constitute a part of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry loan prime rates plus basis points of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The appreciation of the RMB against the U.S. dollar in 2020 increased our comprehensive income to $445,789 based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2020. As of December 31, 2020. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged

Use of Proceeds

Although our registration statement on Form F-1 (333-228498) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, has been declared effective on March 30, 2020, as of the date of this Annual Report, we have not completed our initial public offering of our Ordinary Shares under the registration statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the following material weaknesses:

●	We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues;

●	We do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to address the weaknesses identified above by implementing the following measures:

(1)	recruiting qualified professionals with appropriate levels of knowledge and experience to assist in resolving accounting issues in non-routine or complex transactions;

(2)	investing in technology infrastructure to support our financial reporting function; and

(3)	improving the communication between management, board of directors and chief financial officer.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Wenhua Yang will be an independent director upon the completion of our initial public offering as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

On July 9, 2019, we have adopted a code of ethics applicable to our directors, officers, and employees in accordance with applicable federal securities law and NASDAQ rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY LLP (our independent registered public accounting firm), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit fees(1)	$187,981	$220,920
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$187,981	$220,920

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended December 31, 2020 and 2019 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 29, 2021

HITEK GLOBAL INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$1,861,554	$776,220
Short-term investments	2,826,055	1,966,607
Accounts receivable, net	2,129,283	2,747,203
Accounts receivable-related parties, net	696,086	1,015,152
Advances to suppliers, net	902,460	4,443
Inventories, net	119,809	513,051
Deferred offering cost	1,165,722	788,912
Prepaid expenses and other current assets	1,075,199	209,042
Due from related parties	-	701
Total current assets	10,776,168	8,021,331

Non-current assets
Non-current accounts receivable	2,009,766	2,031,725
Non-current accounts receivable-related parties	813,297	584,411
Non-current advance to a third party	301,625	-
Property, equipment and software, net	504,203	847,949
Total non-current assets	3,628,891	3,464,085
Total Assets	$14,405,059	$11,485,416

Liabilities and Equity
Current Liabilities
Accounts payable	$379,413	$185,223
Deferred revenue	752,286	763,191
Taxes payable	943,452	726,447
Due to related parties	3,005	-
Accrued expenses and other current liabilities	303,075	291,207
Total Current Liabilities	2,381,231	1,966,068

Non-current Liabilities
Deferred income tax liabilities, non-current	857,364	563,657
Total non-current liabilities	857,364	563,657
Total Liabilities	3,238,595	2,529,725

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0001 per share, 500,000,000 shares authorized; 10,987,679 and 10,987,679 shares issued and outstanding at December 31, 2020 and 2019, respectively)	1,099	1,099
Additional paid-in capital	2,628,356	2,628,356
Statutory reserve	713,737	664,747
Retained earnings	7,377,483	5,737,614
Accumulated other comprehensive income (loss)	445,789	(76,125)
Total Shareholders’ Equity	11,166,464	8,955,691

Total Liabilities and Shareholders’ Equity	$14,405,059	$11,485,416

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2020	2019
Revenues
Hardware	$2,105,018	$2,341,235
Hardware - related party	255,344	352,008
Tax devices and service	2,254,176	1,937,126
Software	699,490	1,005,463
Software - related party	353,977	447,129
IT services	136,722	850,991
Total revenues	5,804,727	6,933,952
Cost of revenues	(2,633,455)	(3,188,825)
Gross profit	3,171,272	3,745,127

Operating expenses:
General and administrative expenses	1,415,484	1,222,521
Selling expenses	2,012	330,556
Total operating expenses	1,417,496	1,553,077

Operating income	1,753,776	2,192,050

Other income (expense)
Government subsidies	101,965	50,629
Net investment income	99,574	103,244
Financial income (expense), net	2,607	(4,839)
Other, net	179	17,088
Total other income (expense)	204,325	166,122

Net income before provision for income taxes	1,958,101	2,358,172
Income tax expense	269,242	339,178

Net income	$1,688,859	$2,018,994

Comprehensive income
Net income	$1,688,859	$2,018,994
Foreign currency translation gain (loss)	521,914	(99,820)

Comprehensive income	$2,210,773	$1,919,174

Earnings per ordinary share
– Basic and diluted	$0.15	$0.18

Weighted average number of ordinary shares outstanding
–Basic and diluted	10,987,679	10,987,679

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Total Equity
Balance as of January 1, 2019	10,987,679	$1,099	$2,628,356	$547,777	$3,835,590	$23,695	$7,036,517

Foreign currency translation	-	-	-	-	-	(99,820)	(99,820)

Net income	-	-	-	-	2,018,994	-	2,018,994

Appropriation of Statutory reserve	-	-	-	116,970	(116,970)	-	-

Balance as of December 31, 2019	10,987,679	$1,099	$2,628,356	$664,747	$5,737,614	$(76,125)	$8,955,691

Foreign currency translation	-	-	-	-	-	521,914	521,914

Net income	-	-	-	-	1,688,859	-	1,688,859

Appropriation of Statutory reserve	-	-	-	48,990	(48,990)	-	-

Balance as of December 31, 2020	10,987,679	$1,099	$2,628,356	$713,737	$7,377,483	$445,789	$11,166,464

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2020	2019
Operating Activities
Net income	$1,688,859	$2,018,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	378,594	379,864
Loss on disposal of property, plant and equipment	94	16
Interest income	(6,522)	-
Net investment gain	(99,574)	(103,244)
Reversal for doubtful accounts of receivables and prepayments	(33,519)	(24,828)
Provision (reversal) of obsolete inventories provision	6,783	(66,977)
Deferred income tax	242,296	306,736
Changes in operating assets and liabilities:
Short-term investment	(174,379)	205,810
Accounts receivable	934,525	(1,992,120)
Accounts receivable from related parties	186,223	(301,507)
Advances to suppliers	(848,649)	280,233
Deferred offering cost	(335,898)	(361,327)
Inventory, net	397,603	(378,029)
Prepaid expenses and other current assets	(673,019)	35,169
Due from related party	708	301
Accounts payable	172,025	(35,226)
Deferred revenue	(58,463)	(15,780)
Taxes payable	159,464	149,393
Due to related parties	2,843	-
Accrued expenses and other current liabilities	(7,144)	(54,212)
Net cash provided by operating activities	1,932,850	43,266

Investing Activities
Advance payment for software development	(285,346)	-
Loan to a third party	(144,925)	-
Purchases of Held-to-maturity investments	(2,463,732)	-
Redeem of Held-to-maturity Investments	2,028,956	-
Net cash used in investing activities	(865,047)	-

Effect of exchange rate changes on cash and cash equivalents	17,531	(6,661)
Net increase in cash and cash equivalents	1,085,334	36,605
Cash and cash equivalents at beginning of year	776,220	739,615
Cash and cash equivalents at end of year	$1,861,554	$776,220

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$26,300	$64,463

Non-cash investing activities:
Increase in accrued expenses for deferred offering costs	$-	39,494

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

During the years ended December 31, 2020 and 2019, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions and professional fee payments. As of December 31, 2020, our variable interest entities accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively. As of December 31, 2019, our variable interest entities accounted for an aggregate of 97% and 100% of our total assets and total liabilities. As of December 31, 2020 and 2019, $1,335,727 and $711,386 of cash and cash equivalents were denominated in RMB, respectively.

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

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, deferred offering costs, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their fair market value based on the short-term maturity of these instruments.

The Company’s investments measured at fair value on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of trading securities and held-to-maturity debt securities.

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Trading securities	$2,366,475	$191,130	$2,175,345	$-
Held-to-maturity debt securities	459,580	-	459,580	-
Total	$2,826,055	$191,130	$2,634,925	$-

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Trading securities	$1,966,607	$174,276	$1,792,331	$-
Total	$1,966,607	$174,276	$1,792,331	$-

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the years ended December 31, 2020 and 2019, there were no other contracts to issue ordinary shares, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2020 and 2019, cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2020 and 2019.

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

Short-term Investments

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial bank. The Company accounts for short term investment in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for short term investments are included in Consolidated Statements of Operations.

If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading securities. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security shall be classified as held-to-maturity securities. The Company classifies investments in wealth management products issued by commercial banks as held-to-maturity securities as the Company intends to hold these investments in wealth management products until maturity and the maturity terms of these investments are within one year. Due to the short term maturity, the investments in wealth management products are valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made.

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

The normal payment period was approximately 6 months to 1 year after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period during 2020. For IT outsourcing customers, the Company gave a year and half credit period during 2020. For small and medium customers, the Company gave a half year credit period.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable-related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company based on the Company’s best estimates and customers’ historical payment behaviors. The Company uses approximately one-year time period as the basis to the separation of current and non-current assets.

Advances to Suppliers, Net

Advances to suppliers are the amounts prepaid to suppliers for purchases of inventory. In evaluating the reserve for doubtful account, the Company mainly considers the age of the balance. As of December 31, 2020 and 2019, advances to suppliers consisted of the following:

	As of December 31,
	2020	2019
Advances to suppliers	$907,099	$9,408
Less: reserve for doubtful account	(4,639)	(4,965)
Total	$902,460	$4,443

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

Property, Equipment and Software, Net

Property, equipment and software are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in the statement of operations in the year of disposition. The Company examines the possibility of decreases in the value of property, equipment and software, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the years ended December 31, 2020 and 2019.

Revenue Recognition

Beginning January 1, 2019, the Company has adopted the ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Based on the Company’s analysis, it did not identify a material cumulative catch-up adjustment to the opening consolidated balance sheet on January 1, 2019. With adoption of ASC 606, revenue is now recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The adoption of the new revenue recognition standard has no material impact on the Company’s consolidated financial statements for any periods prior to 2019. Therefore, prior period amounts are not adjusted.

The Company generates its revenues primarily from four sources: (1) hardware sales, (2) software sales, (3) IT services and (4) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

●	Hardware sales

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

●	Software sales

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

●	IT Services

HiTek provides IT support and maintenance services for its clients. HiTek’s IT service business is directly responsible for periodical check, on-call repairing and maintenance service, technical support for client’s IT facilities and IT disaster recovery etc., The sales of IT service represent a single performance obligation.

Revenue from IT service contracts are recognized ratably over service period if the collections of payments can be reasonably assured as the Company performs periodical IT services. If the collections of payments cannot be reasonably assured, the Company recognizes IT service revenue when cash is collected.

●	Tax Devices and Services

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

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, after-sales supporting services and tax control system risk investigation service. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

Revenue from the sales of GTD devices is recognized at the point in time when ownership is transferred to end customers. The Company provides the after-sales supporting services and charges the service fee on an annual basis. The service period is usually one year. Revenue related to GTD device after-sale supporting services is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company charges a one time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed.

The Company’s revenue derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

●	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for Golden Tax Disk received from customers while the services have not yet been performed. The Company recognizes the service fees amount as revenue on a straight-line basis in accordance with the service periods.

●	Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for Golden Tax Disk (defined below) received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. Deferred revenue as of December 31, 2020 and 2019 was $752,286 and $763,191, respectively. For the year ended December 31, 2020 and 2019, the Company recognized revenue of $763,191 and $795,344, respectively, that was included in the deferred revenue balance at the beginning of each year.

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

The Company expenses research and development expenses as incurred and are included as part of general and administrative expenses. Research and development expenses for the years ended December 31, 2020 and 2019 were $35,904 and $25,322, respectively.

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

Value Added Taxes (“VAT”)

Prior to May 1, 2018, the Company is subject to VAT at the rate of 6% and 17% on revenue generated from providing services and products, respectively. Starting from May 1, 2018, the VAT rate for revenue generated from providing products was changed from 17% to 16%. Starting from April 1, 2019, the VAT rate for revenue generated from providing products was changed from 16% to 13%. VAT is reported as a deduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

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

The exchange rates as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and 2019 are as follows:

	December 31,		For the years ended December 31,
	2020	2019	2020	2019
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.5277	6.9630	6.9001	6.9074

Comprehensive Income

Comprehensive income is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended December 31, 2020 and 2019 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

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

Subsequent Event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through April [   ], 2021, the date that the consolidated financial statements were available to be issued. With the exception of those matters discussed in Note 6, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” “These amendments modify the disclosure requirements in Topic 820 as follows: Removals of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of transfers between levels; the valuation processes for Level 3 fair value measurements; and for nonpublic entities, the changes in unrealized gains and losses for the period included in earnings for recurring Level 3 fair value measurements held at the end of the reporting period. Modifications in lieu of a roll forward for Level 3 fair value measurements, a nonpublic entity is required to disclose transfers into and out of Level 3 of the fair value hierarchy and purchases and issues of Level 3 assets and liabilities; For investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly; and the amendments clarify that the measurement uncertainty disclosure is to communicate information about the uncertainty in measurement as of the reporting date. Additions, the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements.” Amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The adoption of ASU 2018-13 had no significant impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2020. The adoption of ASU 2018-15 is not expected to have a significant impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. “The new guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. The ASU also amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption of ASU 2018-17 is not expected to have material impact on the consolidated financial statements.

In March 2019, the FASB issued ASU 2019-01, “Leases (Topic 842): Codification Improvements”. “These amendments align the guidance for fair value of the underlying asset by lessors that are not manufacturers or dealers in Topic 842 with that of existing guidance. As a result, the fair value of the underlying asset at lease commencement is its cost, reflecting any volume or trade discounts that may apply. However, if there has been a significant lapse of time between when the underlying asset is acquired and when the lease commences, the definition of fair value (in Topic 820, Fair Value Measurement) should be applied. (Issue 1). The ASU also requires lessors within the scope of Topic 942, Financial Services—Depository and Lending, to present all “principal payments received under leases” within investing activities. (Issue 2). Finally, the ASU exempts both lessees and lessors from having to provide certain interim disclosures in the fiscal year in which a company adopts the new leases standard. (Issue 3). “The transition and effective date provisions apply to Issue 1 and Issue 2. They do not apply to Issue 3 because the amendments for that Issue are to the original transition requirements in Topic 842. The effective date of those amendments is for fiscal years beginning after December 15, 2021. Upon adoption, the Company will recognize a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for leases will be substantially the same under the new standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – SHORT-TERM INVESTMENT

Short-term investments consisted of the following:

	As of December 31,
Short-term investments	2020	2019
Trading securities	$2,366,475	$1,966,607
Held-to-maturity debt securities	459,580	-
Total	$2,826,055	$1,966,607

Investment income (loss) for the years ended December 31, 2020 and 2019 consists of the following:

	For the years ended December 31,
	2020	2019
Gain from sales of short-term investments:
Trading securities	$46,492	$106,391
Held-to-maturity debt securities	32,093	-
Unrealized holding income (loss):
Trading securities	20,989	(3,147)
Net investment income	$99,574	$103,244

NOTE 4 – accounts receivable, Net

At December 31, 2020 and 2019, accounts receivable, net consisted of the following:

	As of December 31,
	2020	2019
Accounts receivable	$2,427,507	$3,054,229
Less: allowance for doubtful accounts	(298,224)	$(307,026)
Accounts receivable, net	$2,129,283	$2,747,203
Accounts receivable – related parties, net	$696,086	$1,015,152
Non-current accounts receivable	$2,009,766	$2,031,725
Non-current accounts receivable-related parties	$813,297	$584,411

The allowance for the doubtful accounts at December 31, 2020 and 2019, totaled $298,224 and $307,026, respectively, representing management best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2020 and 2019:

Balance at January 1, 2019	$337,894
Decrease in allowance for doubtful accounts	(26,880)
Foreign exchange difference	(3,988)
Balance at December 31, 2019	$307,026
Decrease in allowance for doubtful accounts	(27,696)
Foreign exchange difference	18,894
Balance at December 31, 2020	$298,224

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. For the years ended December 31, 2020 and 2019, doubtful accounts recovery for accounts receivable amounted to $27,696 and $26,880, respectively.

NOTE 5 – INVENTORIES, NET

At December 31, 2020 and 2019, inventories consisted of the following:

	As of December 31,
	2020	2019
Inventory	$135,491	$521,032
Less: reserve for obsolete inventories	(15,682)	(7,981)
Total	$119,809	$513,051

Inventory includes computer, network hardware, and Golden Tax Disks. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. For the years ended December 31, 2020 and 2019, inventory obsolescence expense/(recovery) amounted to $6,783 and ($66,977), respectively.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2020 and 2019, prepaid expenses and current assets consisted of the following:

	As of December 31,
	2020	2019
Other receivables, net	$909,046	$204,432
Loan receivable (i)	160,087	-
Prepaid expenses (ii)	6,066	4,610
Total	$1,075,199	$209,042

(i)	It includes $800,000 receivable from an unrelated third party in a normal course of business, which was subsequently collected on January 22, 2021.

(ii)	On January 13, 2020, the Company entered into a loan agreement in the principal amount of RMB1,000,000 (approximately $153,193) to an unrelated party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cash. The loan was due by January 13, 2021 at a rate of 4.5% per annum. The principle and the accrued interest have been repaid by February 4, 2021.

December 31, 2020
Loan receivable:
Principal	153,193
Interest receivable	6,894
Total	$160,087

NOTE 7 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company singed a software development contract (for internal use) (Corporate Full-Service Platform Mobile Application) which the software development company obligated to perform certain specific software development activities on September 10, 2020. The scope of the work includes analyzing and confirming the application requirements checklist provided by the Company, designing under user interface, coding, arranging/locating the servers, and launching. As of December 31, 2020, the total contract price was approximately $430,000 and shall be paid using installment payment method (30% within 30 working days after the signing of this contract, 50% within 30 working days upon launching of the official version, and 20% within 90 working days upon launching of the official version). The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. As of December 31, 2020, product development costs capitalized totaled $301,625 (recorded in non-current advances to a third party) and the Company’s commitments to additional costs under software development contracts amounted to $128,375 as of December 31, 2020. The official versions are expected to be launched by the end of December 2021. It will be transferred to property, equipment and software, net under appropriate conditions.

NOTE 8 – PROPERTY, equipment AND SOFTWARE, net

At December 31, 2020 and 2019, property, equipment and software consisted of the following:

	As of December 31,
	2020	2019
Office furniture	$2,726	$4,555
Computer equipment	6,927	7,589
Transportation equipment	71,529	67,057
Buildings and improvements	474,818	445,134
Software	1,130,567	1,059,889
	1,686,567	1,584,224
Less: accumulated depreciation and amortization	(1,182,364)	(736,275)
	$504,203	$847,949

For the year ended December 31, 2020 and 2019, depreciation expense amounted to $378,594 and $379,864, respectively.

The Company defers certain costs related to the software development activities associated with certain software which the Company has determined have future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it deems there no longer is a future benefit. The Company has two software programs (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application). As of December 31, 2018, the two software programs were placed into service and an aggregate of $1,073,237 was capitalized and recorded as Property, equipment and software, net in the consolidated balance sheet. For the year ended December 31 2020 and 2019 amortization expense amounted to $356,517 and $356,140, respectively.

NOTE 9 – Taxes payable

At December 31, 2020 and 2019 taxes payable consisted of the following:

	As of December 31,
	2020	2019
Value-added Tax payable	$832,270	$633,943
Income tax payable	25,441	23,210
Other taxes payable	85,741	69,294
Total	$943,452	$726,447

NOTE 10 – RELATED PARTY TRANSACTIONS

The following represented related party balances as of December 31, 2020 and 2019:

	As of December 31,
	2020	2019
Accounts receivable
Baotou Zhongzhe Hengtong Technology Co., Ltd.(1)	$-	$180,483
Beijing Zhongzhe Yuantong Technology Co., Ltd.(2)	696,086	834,669
	$696,086	$1,015,152
Non-current accounts receivable-related parties
Beijing Zhongzhe Yuantong Technology Co., Ltd.(2)	$813,297	$584,411
	$813,297	$584,411

	As of December 31,
	2020	2019
Due from related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(3)	-	701
	$-	$701
Due to related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(3)	$3,005	$-
	$3,005	$-

	For the years ended December 31,
	2020	2019
Revenue
Beijing Zhongzhe Yuantong Technology Co., Ltd.(2)	609,321	799,137
	$609,321	$799,137

(1)	Baotou Zhongzhe Hengtong Technology Co., Ltd. (“Baotou Zhongzhe”) is a minority shareholder of HiTek. As of December 31, 2020, Baotou Zhongzhe fully repaid $ 180,483.
(2)	Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and Baotou Zhongzhe (described (1) above) are under common control. As of December 31, 2020, Beijing Zhongzhe repaid $ 709,660.
(3)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd.

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, 2020 and 2019 accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2019
Payroll	$302,033	$247,662
Other payable	1,042	43,545
Total	$303,075	$291,207

NOTE 12 – STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). As of December 31, 2020 and 2019, the balance of total statutory reserves was $713,737 and $664,747, respectively.

NOTE 13 – ORDINARY SHARES

The Company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value. On November 3, 2017 and December 16, 2017, the Company issued an aggregate of 10,987,679 ordinary shares to nine shareholders.

NOTE 14 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HiTek Hong Kong Limited has no assessable profits for the year ended December 31, 2020 and 2019.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy of the small- scale enterprises on January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 50% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. The Company’s annual taxable income for the year ended December 31, 2019 and 2020 makes the Company eligible for the tax relief policy.

The Company’s income (loss) before income taxes includes the following:

	For the years ended December 31
	2020	2019
Non-PRC operations	$(46,483)	$(19,742)
PRC operations	2,004,584	2,377,914
Total income before income taxes	$1,958,101	$2,358,172

Income tax expense was comprised of the followings:

	For the years ended December 31,
	2020	2019
Current tax expense
PRC	$26,946	$32,442
Deferred tax expense
PRC	242,296	306,736
Total income tax expense	$269,242	$339,178

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2020 and 2019 as follows:

	As of December 31,
	2020	2019
Deferred tax assets
Net operating loss	$408	$2,867
Deferred revenue	188,072	190,798
Unbilled cost	165,244	249,741
Software amortization	200,428	99,574
Allowance for doubtful accounts	28,252	30,597
Inventories obsolescence	26,956	4,035
Accrued Bonus	46,792	30,152
Other	20,676	16,352
Total deferred tax assets	676,828	625,676
Deferred tax liabilities
Unbilled revenue	(1,485,397)	(1,144,704)
Deferred government subsidiary income	(45,308)	(42,475)
Unrealized gain on short-term investment	(2,133)	(780)
Other	(1,354)	(1,374)
Total deferred tax liabilities	(1,534,192)	(1,189,333)
Net deferred tax liabilities	$(857,364)	$(563,657)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended December 31,
	2020	2019
PRC statutory tax rate	25.0%	25.0%
Permanent difference
For inventory loss	0.1%	0.7%
For deferred offering costs	(2.5)%	(3.8)%
For others	0.8%	(0.3)%
Tax holiday effect	(9.6)%	(7.2)%
Effective tax rate	13.8%	14.4%

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2020 and 2019.

NOTE 15 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods presented:

	For the year ended December 31,
	2020	2019
Numerator:
Net income	$1,688,859	$2,018,994
Denominator:
Weighted-average shares used in computing basic and diluted net income per share	10,987,679	10,987,679
Net income per share of ordinary shares: -basic and diluted	$0.15	$0.18

NOTE 16 – CONCENTRATIONS

For the year ended December 31, 2020 two customers accounted for 32% of total HiTek’s revenues, the largest of which represented 22%, while one customer which is a related party of HiTek represented 10% of HiTek’s revenues. As of December 31, 2020, the balance due from two customers accounted for 80% of the Company’s total trade account receivable, the largest of which accounted for 53%, followed by the balance due from a related party, which accounted for 27% of the Company’s trade accounts receivable.

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

For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases. At December 31, 2020, four suppliers accounted for 50% of the Company’s trade accounts payable.

For the year ended December 31, 2019, three suppliers accounted for 39% of the total purchases. At December 31, 2019, three suppliers accounted for 45% of the Company’s trade accounts payable.

NOTE 17 – COMMITMENTS AND CONTINGENCY

Purchase commitments

The Company has entered into various procurement contracts with various vendors. As of December 31,2020, the purchase commitments under these contracts amounted to $220,434.

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms through November 19, 2023. Future minimum lease payments under the operating lease agreements are as follows:

Amount
Twelve months ending December 31,
2021	$44,740
2022	21,585
2023	17,734
$84,059

Rental expense for the year ended December 31, 2020 and 2019 were $55,849 and $83,033, respectively.

Underwriter Agreement

On May 10, 2019, the Company entered into an agreement with Newbridge Securities Corporation (“Newbridge” or” underwriter”), which later was cancelled and replaced by a modified agreement signed on October 14, 2019. According to the modified agreement, Newbridge was engaged to act as the exclusive financial advisor to the Company and its affiliates and subsidiaries in connection with the Company’s planned initial public offering (“IPO”). The agreement will be expired in one year and can be terminated with mutual written agreement. Under the modified agreement, the Company agrees to pay the following fees:

1)	Cash retainer: $50,000 which is refundable to the extent that Newbridge’s incurred expenses are less than the retainer paid.

2)	Cash fee: At the closing of the IPO, Newbridge will receive a commission equal to eight and one-half percent (8.5%) of the gross proceeds received.

3)	Non-Accountable expenses: $105,000 payable at the closing of the IPO which is intended to cover Newbridge’s legal and road show expenses associated with the IPO.

4)	Financial advisory fee: $25,000 advisory fee will be due and payable at the final closing of the offering.

5)	Travel advances: $15,000 out-of-pocket travel expense for due diligence purposes.

As of December 31, 2020, the Company has paid a total of $75,000 to Newbridge, including the $50,000 cash retainer and $25,000 travel advances.

The agreement also states that, for purposes of covering over-allotments, if any, the Company shall grant Newbridge an option, exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15.0% of the total number of Securities to be offered by the Company, on the same terms as the Securities sold in the Offering.

On October 5, 2020, the Newbridge terminated the underwriter agreement with the Company which signed on May 10, 2019.

On November 10, 2020, the Company entered into an engagement letter with R.F. Lafferty & Co., Inc. and US Tiger Securities, Inc. (the “Underwriters”). The engagement letter will be expired in one year and can be terminated with mutual written agreement. Under the engagement letter, the Company agrees to pay the following fees:

1)	Cash retainer: $100,000 which is refundable to the extent that the Underwriters’ incurred expenses are less than the retainer paid.

2)	Cash fee: At the closing of the IPO, the Underwriters will receive a commission equal to eight and one-half percent (8.5%) of the gross proceeds received.

3)	Non-Accountable expenses: $150,000 payable at the closing of the IPO which is intended to cover the Underwriters’ legal and road show expenses associated with the IPO.

As of December 31, 2020, the Company has paid a cash retainer of $60,000 to US Tiger.

The engagement letter also states that, for purposes of covering over-allotments, if any, the Company shall grant the Underwriters an option, exercisable within 45 days after the closing of the Offering, to acquire up to an additional 15.0% of the total number of Securities to be offered by the Company, on the same terms as the Securities sold in the Offering.

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

In addition, it is possible that the contracts among WFOE, HiTek and HiTek’s shareholders would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, HiTek and HiTek’s shareholders are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

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

Contingencies

In January 2020, the World Health Organization declared a global health emergency as the COVID-19 outbreak continues to spread beyond China. On March 11, 2020, the World Health Organization declared the COVID-19 a global epidemic, the negative impact on our operation from the beginning of year 2020 to date and the operating result for fiscal year 2020. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector in the short run, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers decreased in February 2020 and the Company’s operation was affected by the COVID-19 to certain extent. As the IT service clients are mainly small and medium-sized and concentrated in Xiamen city. Because of the COVID-19, IT service end customers shut down their offices from February to April to work from home. The end customers’ reduced demand directly led to the decrease in the IT service revenue. There has been no negative effect in our hardware and tax devices and service sales. We do not expect a significant impact on the Company’s operation and financial results in the long run unless the COVID-19 epidemic will be worse in 2021.

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through April 29, 2021, the date that the consolidated financial statements were available to be issued. With the exception of those matters discussed in Notes 6, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Form of Restated and Amended Memorandum and Articles of Association	F-1	3.3	January 7, 2020
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	January 7, 2020
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	April 29, 2021