Form 20-F
period 2021-12-31
HiTek Global Inc.
filed 2022-05-13
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39339

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was: 10,987,679 ordinary shares, par value $0.0001 per share.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐   No ☒

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“we”, “us” or the “Company” are to Hitek Global Inc.;

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Huoerguosi” are to Huoerguosi Hengda Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd. (“Tian Dahai”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by Tian Dahai;

●	“Ordinary Shares” are to the Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

Our business is conducted via HiTek, a VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

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

A. [RESERVED]

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

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers has decreased in February 2020. The COVID-19 outbreak may have the same impact on our IT services sector. As of the date this annual report, there is no clear sign of slow-down in our hardware and software sales. However, since the customers of these two sectors are located in different provinces, including some severe epidemic areas, the COVID-19 outbreak may have a negative impact on our revenue in the short run. A prolonged outbreak of the COVID-19 or other adverse public health developments in China would likely have a material adverse effect on our business operations because such outbreak or other development could significantly impact the Chinese economy and IT service industry, severely disrupt our operations and adversely affect our business, financial condition and results of operations.

Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

We sell ACTCS tax devices and provide ACTCS supporting services to our clients. The prices of GTD and annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. In the past 20 years, the annual service fee has undergone three major adjustments -- from RMB 450 per year per user to RMB 370 per year per user, and then further reduced to RMB 330 per year per user. Most recently, the ACTCS annual service fee was again reduced to RMB 280 per year per user, according to the “Notice of the National Development and Reform Commission on Relevant Issues Concerning the Reduction of ACTCS Products and Maintenance Service Fee” (Development and Reform Commission Case [2017] No. 1243). In addition, State Administration of Taxation, Goods and Services Tax Division issued a notice related to the tax control service fee on January 31, 2019. According to the notice, the small-scale taxpayers which the sales amount did not exceed RMB 100,000 for each month are exempt from Anti-Counterfeiting Tax Control System or Golden Tax Disk technical service fee. The notice was updated on April 1, 2021 that the small-scale taxpayers which the sales amount did not exceed RMB 150,000 for each month are exempt from Anti-Counterfeiting Tax Control System or Golden Tax Disk technical service fee.  Since we do not control the pricing of the ACTCS services, we cannot guarantee our profit margin will be stable or we will make a profit on such services at all. We cannot guarantee that the annual service fee will not be further reduced, and therefore our revenues to be derived from ACTCS supporting services may be subject to significant fluctuation.

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

For the year ended December 31, 2021, two customers accounted for 42% of total HiTek’s revenues, the largest of which represented 28%. For the year ended December 31, 2020 two customers accounted for 32% of total HiTek’s revenues, the largest of which represented 22%, while one customer which is a related party of HiTek represented 10% of HiTek’s revenues. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

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

For the year ended December 31, 2021, two suppliers accounted for 21% of the total purchases. For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

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

We have entered into a number of transactions with related parties, including our significant shareholder and director. For example, we have entered into several transactions with Beijing Zhongzhe Yuantong Technology Co., Ltd. and one of the minority shareholder of HiTek is under common control or business entities affiliated with or owned by Chairman, Shenping Yin, where we have sales revenues or have advances from these entities. See “Related Party Transactions”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiaries through VIE Agreements, which may not be effective in providing control over HiTek.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiaries through VIE Agreements. All of our current revenue and net income is derived from HiTek, the VIE in China. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated on June 23, 2020 and became effective on July 23, 2020, respectively, and other applicable laws and regulations.

To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in HiTek but rely on VIE Agreements with HiTek to control and operate its business. However, as discussed above, these VIE Agreements may not be effective from PRC laws in providing us with the necessary control over HiTek and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of HiTek, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Fujian provincial government authorities, we must rely on contractual rights through the VIE structure to effect control over and management of HiTek, which exposes us to the risk of potential breach of contract by the shareholders of HiTek. In addition, as our Chairman of the Board Mr. Yin, along with his wife Ms. Huang, owns approximately 74.55% of HiTek’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Because we are an offshore holding company and our business was conducted through VIE Agreements with HiTek, the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements with HiTek, the VIE in China, the equity of which is owned by Xiaoyang Huang, Shenping Yin, Bo Shi, Zhishuang Wang, Liuqing Huang, Jingru Li, Mian Tang, Ce Tian, Xianfeng Lin, Inner Mongolia Guangxin Investment Co., Ltd. and Baotou Zhongzhe Hengtong Technology Co., Ltd. through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of HiTek are treated as our assets and liabilities and the results of operations of HiTek are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between WFOE and HiTek.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, regulatory requirements on cybersecurity, data security and data privacy in China are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of HiTek’s responsibilities in that regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect from September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. That being said, considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, and it is uncertain whether the competent government authorities will deem that HiTek’s data processing activities may affect national security and thus initiating the cybersecurity review against HiTek’s businesses. Failure of cybersecurity, data privacy and data security compliance could subject HiTek to penalties, damage its reputation and brand, and harm its business and results of operations.

If WFOE, HiTek or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or HiTek fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and HiTek will not be treated as a VIE entity and we will not be entitled to treat HiTek’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of HiTek from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Ordinary Shares.

We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

As all of the VIE Agreements with HiTek are governed by the PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these VIE Agreements. Furthermore, these VIE Agreements may not be enforceable in China if PRC government authorities or courts take a view that such VIE Agreements contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these VIE Agreements, we may not be able to exert effective control over HiTek, and our ability to conduct our business may be materially and adversely affected.

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this annual report are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies VIE Agreements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or denied any permission from the PRC authorities to list on U.S. stock exchanges. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

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

Mr. Shenping Yin and Ms. Xiaoyang Huang, together with other ten PRC residents, who are our beneficial owners, have filed applications for Circular 37 registration, and our PRC counsel believes that there is no substantial legal impediment to the registration of the aforementioned beneficial owners’ Circular 37 registration. However, we cannot guarantee that all or any of those shareholders will complete the Circular 37 registration before the closing of this Offering. As the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

Although we believe that our agreements relating to our structure are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has come into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operation conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

Risks Relating to Doing Business in the PRC

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, which would reduce the time before our securities may be prohibited from trading or be delisted.. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

The Company’s auditor, UHY LLP, is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021,

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Although we operate through HiTek in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards.

While the Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our common stock could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

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

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing, which might cause delay or even denial of our listing application.

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

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and are all PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons in the Cayman Islands or in China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. See “Enforceability of Civil Liabilities.”

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

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

Economic conditions in China could impact our business and results of operations in both lines of our business

The VIE entity and its subsidiaries’ business and operating results are impacted by Chinese economic conditions, such as a potential general reduction in net disposable income as a result of fiscal measures adopted by Chinese government to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. The most recent global financial crisis and recession resulted in large-scale business failures and tightened credit markets in China, which directly impacts the Chinese IT service market and VAT reporting service industry. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters could reduce discretionary spending and cause the industries where we operate to contract.

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

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Ordinary Shares.

China’s economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Although China’s economy has been transitioning from a planned economy to a more market oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China and could have a material adverse effect on our business.

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Ordinary Shares may depreciate quickly. China’s economic, political and social conditions, as well as interventions and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on our business.

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

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

We are subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, the VIE, and the VIE’s subsidiaries, and among us, our WFOE, the VIE, and the VIE’s subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future as we offer IT services and sell hardware and software in China. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

Failure to comply with laws and regulations applicable to our business in China could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Substantially all of our operations are located in China. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores.

As such, our business segments may be subject to various government and regulatory interference in the provinces in which they operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges or enter into VIE Agreements in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange and or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

Item 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated in the Cayman Islands on November 3, 2017. HiTek Hong Kong Limited (“HiTek HK”), our wholly-owned subsidiary, was incorporated in Hong Kong on November 20, 2017. Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”), HiTek HK’s wholly owned subsidiary, was organized pursuant to PRC laws on March 15, 2018. In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly owned subsidiary of WFOE was incorporated under the laws of the PRC. The variable interest entity, Xiamen Hengda HiTek Computer Network Co., Ltd., which we refer to as HiTek, was established on January 18, 1996 in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

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

B. Our Business

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, including Golden Tax Disk (“GTD”) and printers, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

The VIE entity, HiTek, is authorized to carry out the sales of Golden Tax Disk and a market leader in the Xiamen metropolitan area with respect to ACTCS tax device and services since 1996. We provide our customers with the necessary ACTCS for their value added tax (“VAT”) reporting, collection and processing. VAT reporting is mandatory for all business enterprises in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the PRC government, ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS device necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Since 1996, we have been the number one ACTCS services provider for Xiamen business enterprises according to the data compiled by Xiamen Province Taxation Bureau.

Complementing our physical service center, we started developing online service center in 2018 to enable tens of thousands of businesses in the Xiamen metropolitan area to securely process VAT reporting and payment from their desktop virtually anytime and anywhere. Currently, our customers range from small, medium to large enterprises across industries in the Xiamen metropolitan area. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting around 63,611 active users, which accounted for approximately 31.6% of Xiamen’s tax collection market as of December 31, 2021, according to the Xiamen Province Taxation Bureau’s statistics.

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

Services

For the year ended December 31, 2021, HiTek’s two business lines operated in three revenue streams: (1) services to large businesses-- hardware sales (37.7%), software sales (31.8%), and (2) ACTCS devices and services (30.5%). For the year ended December 31, 2020, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (40.7%), software sales (18.1%), and (2) services to SMEs-- IT services (2.4%), ACTCS devices and services (38.8%).

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

Our ACTCS device consist primarily of selling GTD. For ACTCS devices sales, we charge one a piece-by-piece basis. Revenue generated from our ACTCS device and services accounted for 30.5% and 38.8%, respectively, of the total revenue derived from our businesses in 2021 and 2020.

In January 2019, we began to operate new service areas such as online agent accounting platforms and online IT outsourcing platforms. We intend to actively grow such general business management services.

IT Services

Our IT services primarily focus on resolving our clients’ IT issues, for which we charge fees on a project basis.

There was no IT service sale during the six months ended December 31, 2021. Revenue generated from our IT services accounted for nil and 2.4%, respectively, of the total revenue derived from our businesses in 2021 and 2020. Revenue from IT service contracts are recognized ratably over service period if the collections of payments can be reasonably assured as the Company performs periodical IT services. If the collections of payments cannot be reasonably assured, the Company recognizes IT service revenue when cash is collected. As of December 31, 2021, the company is still providing IT services. For the year ended December 31, 2021, as all the payments received by the company are receivables of previous years, the revenue has not been recognized yet.

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

Revenue generated from our software sales accounted for 31.8% and 18.1%, respectively, of the total revenue derived from our businesses in 2021 and 2020.

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

Revenue generated from our hardware sales accounted for 37.7% and 40.7%, respectively, of the total revenue derived from our businesses in 2021 and 2020.

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

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended December 31, 2021, two customers accounted for 42% of total HiTek’s revenues, the largest of which represented 28%. For the year ended December 31, 2020 two customers accounted for 32% of total HiTek’s revenues, the largest of which represented 22%, while one customer which is a related party of HiTek represented 10% of HiTek’s revenues. While we believe that one or more of our major customers could account for a significant portion of our sales for at least the year 2021, we anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers. In general, For the year ended December 31, 2021, two suppliers accounted for 21% of the total purchases. For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases.

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

Our research and development activities are project based and the number of projects we work on varies annually. As of December 31, 2021, we had 3 full-time research and development professionals. From 2014 to 2015, we had 9 full-time research and development professionals focused on various software development projects. We were successful in developing 12 software products and had obtained 6 Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, 3 Certificates in 2017 and 3 Certificates in 2018. Our Certificates last indefinitely. In the beginning of 2018, we established 3 joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

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

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

C. Organizational Structure

Our corporate structure as of the date of this annual report is as follows:

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

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements, with HiTek and its subsidiaries. This is an offering of the ordinary shares of the offshore holding company in Cayman Islands. You are not investing in HiTek, our VIE. Neither we nor our subsidiaries own any share in HiTek. Instead, we control and receive the economic benefits of HiTek’s business operation through a series of contractual arrangements, also known as VIE Agreements, on March 31, 2018, which have not been tested in a court of law. Through the VIE Agreements among WFOE, HiTek and HiTek’s shareholders, we are regarded as the primary beneficiary of HiTek for accounting purpose, and, therefore, we are able to consolidate the financial results of HiTek in our consolidated financial statements in accordance with U.S. GAAP. However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us.

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

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

While we are confident that our competitive strengths will continue improving our business, we are keenly aware of the challenges that our business faces, especially the challenges in our services to SMEs which are stemmed from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required which is the cornerstone of our services to the SMEs. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out the electronic invoicing system starting from 2018. Increasing the use of electronic invoices will reduce our SME client base by around 5% in the future since electronic invoicing system will enable some of our existing clients to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese Tax authority. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

Complementing our physical service center, we started developing online service center in 2018. As of January 2019, the online service center enables tens of thousands of businesses in the Xiamen metropolitan area to securely process. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting around 63,611 active users, which accounted for approximately 31.6% of Xiamen’s tax collection market as of December 31, 2021, according to the Xiamen Province Taxation Bureau’s statistics. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

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

In April 2021, WFOE established a wholly-owned subsidiary, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”) under the laws of the PRC.  The strategy purpose of establishing the new subsidiary is for the integration of tax service business line from Hitek to Haitian Weilai.

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

For the year ended December 31, 2021, HiTek’s two business lines operated in three revenue streams: (1) services to large businesses-- hardware sales (37.7%), software sales (31.8%), and (2) ACTCS devices and services (30.5%). For the year ended December 31, 2020, HiTek’s two business lines operated in four revenue streams: (1) services to large businesses-- hardware sales (40.7%), software sales (18.1%), and (2) services to SMEs-- IT services (2.4%), ACTCS devices and services (38.8%). In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system.

In January 2020, the World Health Organization declared a global health emergency as the COVID-19 outbreak continues to spread beyond China. On March 11, 2020, the World Health Organization declared the COVID-19 a global epidemic, the negative impact on our operation from the beginning of year 2020 to date and the operating result for fiscal year 2020. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector in the short run, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of new customers decreased in February 2020 and the Company’s operation was affected by the COVID-19 to certain extent. As the IT service clients are mainly small and medium-sized and concentrated in Xiamen city. Because of the COVID-19, IT service end customers shut down their offices from February to April to work from home. The end customers’ reduced demand directly led to the decrease in the IT service revenue. There has been no negative effect in our hardware and tax devices and service sales. As of the date of this prospectus, the COVID-19 pandemic is generally considered under control in China. In light of the current circumstances, based on available information, the Company estimates its financial results will not be adversely affected in fiscal year 2022. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations and financial condition.

Consolidation

The Company provides substantially all of its services to large businesses and SMEs in China via its VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and its subsidiaries. The Company has signed various agreements with its VIE and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE to the Company and to direct the activities of the VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended at December 31, 2021 and 2020. As of December 31, 2021, our variable interest entities accounted for an aggregate of 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2020,our variable interest entities accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively. As of December 31, 2021 and December 31, 2020, $1,557,325 and $1,335,727 of cash and cash equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	As of December 31,
	2021	2020

Current assets	$11,779,996	$8,952,038
Total non-current assets	$4,173,234	$3,628,891
Total Assets	$15,953,230	$12,580,929
Total liabilities	$3,793,609	$3,238,595

	For the Years Ended December 31,
	2021	2020

Revenues	$6,473,638	$5,804,727
Net income	$2,061,517	$1,735,340

	For the Years Ended December 31,
	2021	2020

Net cash (used in) provided by operating activities	$(757,861)	$3,025,193
Net cash provided by(used in) investing activities	$400,006	$(865,047)
Net cash used in financing activities	$-	$-

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

Revenue from IT service contracts are recognized ratably over service period if the collections of payments can be reasonably assured as the Company performs periodical IT services. If the collections of payments cannot be reasonably assured, the Company recognizes IT service revenue when cash is collected. As of December 31, 2021, the company is still providing IT services. For the year ended December 31, 2021, as all the payments received by the company are receivables of previous years, the revenue has not been recognized yet.

■	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, the new taxpayers can receive electronic tax control ukey for free from the Tax authority. HiTeck could provide supporting services to the new taxpayers.

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, installation and after-sales supporting services, tax control system risk investigation service, and tax invoicing management service, such as training service on issuing electronic invoice, complete tax declaration automatically and back up data online.

Revenue from the sales of GTD devices is recognized at the point in time when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

The Company’s revenue derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

■	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for Golden Tax Disk and tax invoicing management service received from customers while the services have not yet been performed. The Company recognizes the service fees amount as revenue on a straight-line basis in accordance with the service periods.

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

The normal payment period was approximately 6 months to 1 year after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period. For IT outsourcing customers, the Company gave a year and half credit period. For small and medium customers, the Company gave a half year credit period.

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

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

	For the Years Ended December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Hardware	$2,434,694	$2,360,362	$74,332	3.1%
CIS Software	2,056,106	1,053,467	1,002,639	95.2%
IT Services	-	136,722	(136,722)	(100)%
Tax devices and service	1,970,363	2,254,176	(283,813)	(12.6)%
Total revenues	$6,461,163	$5,804,727	$656,436	11.3%

We have the following four revenue streams - hardware retail and wholesale, software sales, outsourced IT services, and Anti-Counterfeiting Tax Control System (“ACTCS”) sales and services. For the year ended December 31, 2021, we did not recognize the IT revenue because we could not reasonably be assured of collections of payments, and we will recognize the IT revenue when cash is collected in the future. From January 21, 2021, the new taxpayers can receive electronic tax control ukey for free from the Tax authorization, and the hardware sales of golden tax disks have decreased significantly, which was offset by the increase of tax device service due to the increased demand for electronic invoicing technical service. We expect the tax devices and service sales will be affected in the future. Our total revenues for the year ended December 31, 2021 were $6,461,163, an increase of $656,436 or 11.3% from $5,804,727 for the year ended December 31, 2020. The overall increase in revenue was mainly resulted from the increase of software sales as the business recovery from coronavirus outbreak in 2020.

The Company expects to expand tax control system risk investigation service for SMEs and also increase orders for software and hardware sales from major customers in 2022.

Cost and Margin

	For the Years Ended December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Total revenues	$6,461,163	$5,804,727	$656,436	11.3%

Cost of revenues	2,581,218	2,633,455	(52,237)	(2.0)%

Gross profit	3,879,945	3,171,272	708,673	22.3%
Margin %	60.1%	54.6%	5.5%

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

Cost of revenues decreased to $2,581,218 for the year ended December 31, 2021 from $2,633,455 for the same period in 2020. A decrease of $52,237 or 2.0%. This decrease was mainly caused by the decrease of IT services sales and costs, and a significant increase in high-margin software revenue.

Gross Profit. Our gross profit increased to $3,879.945 for the year ended December 31, 2021 from $3,171,272 for the same period in 2020. Our gross profit as a percentage of revenue increased to 60.1% for the year ended December 31, 2021 from 54.6% for the same period in 2020. This was mainly due to the increase of sales in software, which has a relatively high gross profit margin compared with other revenue streams. The Company expects to continue to focus on projects with high gross profit such as services for SMEs, and at the same time, increase the hardware and software sales of large customers.

Operating Expenses

	For the Years Ended December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Selling expenses	$76,477	$2,012	$74,465	3,701.0%
% of revenue	1.18%	0.03%	1.15%	-
General and administrative expenses	1,699,934	1,415,484	284,450	20.1%
% of revenue	26.3%	24.4%	1.9%	-
Operating expenses	$1,776,411	$1,417,496	$358,915	25.3%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products. Selling expenses increased by 3,701.0% or $74,465 to $76,477 in the year ended December 31, 2021 from $2,012 in the same period of 2020. The increase was mainly because of the increase of the company’s sales commission in connection with obtaining new orders. Selling expenses were 1.18% of total revenue for the year ended December 31, 2021 and 0.03% of total revenue in the same period of 2020. The company expects to maintain the current ratio of Selling expenses to revenue in 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased in 20.1% or $284,450 to $1,699,934 for the year ended December 31, 2021from $1,415,484 in the same period of 2020. The increase was mainly due to the increase of social security expense of $52,651 and professional service fee of $371,269, and offset with the decrease of depreciation expense of $22,856 and $95,552 of bad debt provision. General and administrative expenses were 26.3% of total revenue for the year ended December 31, 2021 and 24.4% of total revenue in the same period of 2020. The company expects to maintain the current ratio of G&A expenses to revenue in 2022.

Net Income

	For the Years Ended December 31,
			Increase /	Percentage
	2021	2020	(Decrease)	Change
Operating income	$2,103,534	$1,753,776	$349,758	19.9%
Total other income	108,676	204,325	(95,649)	(46.8)%
Income before income taxes	2,212,210	1,958,101	254,109	13.0%
Income tax expense	(542,853)	(269,242)	(273,611)	101.6%
Net income	$1,669,357	$1,688,859	$(19,502)	(1.2)%
Effective tax rate	24.5%	13.8%	10.8%

Operating income. Operating income was $2,103,534 for the year ended December 31, 2021, compared to $1,753,776 for the same period of 2020. The increase in operating income in 2021was primary due to the increase in revenue and gross profit.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $108,676 and $204,325 for the year ended December 31, 2021 and 2020, respectively. The decrease was primarily due to the Government subsidies in the amount of $101,965 for the year ended December 31, 2020, compared with the Government subsidies in the amount of $6,883 for the same period of 2021.

Income tax expense. Income tax expense was $542,853 for the year ended December 31, 2021, compared to $269,242 for the same period of 2020. The increase in income tax expense was mainly because that the total profit was increased to $2,212,210 for the year ended December 31, 2021 from $1,958,101 in the same period of 2020, and Hitek no longer enjoys preferential tax rates for small and micro businesses in 2021.

Effective tax rate. Effective tax rate was 24.5% for the year ended December 31, 2021, compared to 13.8% for the same period of 2020.

Net income. As a result of the factors described above, net income was 1,669,357 for the year ended December 31, 2021, a decrease of $19,502 from net income $1,688,859 for the same period of 2020.

Liquidity and Capital Resources

As of December 31, 2021, and December 31, 2020, we had cash in the amount of approximately $2,091,308 and $1,861,554, respectively.

Working Capital. Total working capital as of December 31, 2021 amounted to $10,178,635 compared to $8,394,937 as of December 31, 2020. The increase was mainly due to an increase in short term investments of $2,370,960, accounts receivable of $227,831, advances to suppliers of $ 208,463 and inventory of $289,212, which partially offset by a decrease in accounts receivable – related parties of $281,447 and prepaid expenses and other current assets of $714,647. Current liabilities amounted to $2,788,504 as of December 31, 2021 as compared to $2,381,231 as of December 31, 2020. This increase of liabilities was attributable mainly to an increase in tax payable of $355,695 and accounts payable of $139,326 which partially offset by a decrease in accrued expenses and other current liabilities of $121,150.

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

During 2020, the Company engages an external vendor to develop software APP. As of December 31, 2021, the Company paid product development costs totaled $333,717 and the total contract amount was $472,000. In March 2021, the Company signed a supplementary agreement to postpone the official launch after closing of the Company’s initial public offering. The Company will restart the project and make the final payment of $138,283 in December 2022, regardless of whether the IPO is completed or not.

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in the collecting account receivables and other receivables. The account receivable, net and the account receivable of related party balance was $5,491,475 and $963,034 as of December 31, 2021, respectively. Subsequent to December 31, 2021 the Company has collected receivables in the total amount of $1,077,273 as of the date of the filing. As of December 31, 2022, the Company expects to collect additional $1,694,480. We may also raise capital through public offerings.

The Company gave customers different credit period considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period starting from March 2019 because of these customers’ long repayment cycle. The account receivable, net balance was $6,171,410 and $4,769,470 as of December 31, 2021 and 2020, respectively. From January 2022 to April 2022, these companies have repaid $827,200. As of December 31, 2022, the Company expects to collect additional $1,680,395.

For IT outsourcing customers, the Company gave a year and half credit period. The accounts receivable, net balance was $64,478 and $592,859 as of December 31, 2021 and 2020, respectively. From January 2022 to April 2022, these companies have repaid $31,452. As of December 31, 2022, the Company expects to collect additional $14,084.

For small and medium customers, the Company gave a half year credit period. The account receivable, net balance was $218,621 and $286,103 as of December 31, 2021 and 2020, respectively. The Company has collected the remaining balance by April 30, 2022.

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

Cash Flows Analysis

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

(a)	Operating Activities

(1)	Net cash used in operating activities were $214,575 for the years ended December 31, 2021, while, Net cash provided by operating activities were $1,932,850 for the years ended December 31, 2020. The decrease of $2,147,425 in net cash provided by operating activities for the year ended December 31, 2021 was mainly due to (1) a decrease of $2,034,581 in accounts receivable, (2) a decrease of $2,450,837 in short-term investments, (3) a decrease of $674,275 in inventory. These were partially offset by an increase of $391,934 in account receivable-related party, $664,280 in advances to suppliers and $1,442,932 in prepaid expenses and other current assets,

(b)	Investing Activities

(2)	Net cash provided by investing activities was $400,006 for the year ended December 31, 2021, while, Net cash used in investing activities was $865,047 for the year ended December 31, 2020. The increase of $1,265,053 in net cash provided by investing activities for the year ended December 31, 2021 was mainly due to (1) an increase of $259,764 in advance payment for software development, (2) an increase of $317,059 in repayment from third-party loans, (3) an increase of $1,223,403 in purchase of Held-to-maturity investments. These were partially offset by a decrease of $323,503 in redeem of Held-to-maturity investments.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., the variable interest entity, and its subsidiaries. See “Business — Contractual Agreements between WFOE and HiTek” for a summary of these VIE arrangements. As of December 31, 2021, the variable interest entities accounted for an aggregate of 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2020, the variable interest entities accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively. As of December 31, 2021 and December 31, 2020, $1,557,325 and $1,335,727 of cash and cash equivalents were denominated in RMB, respectively.

Conducting our operations through contractual arrangements with the variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of the variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Risk Factors — Risks Relating to Doing Business in the PRC” for more information, including the risk factors titled “Our contractual arrangements with HiTek and its shareholders may not be effective in providing control over HiTek” and “Because we conduct our business through HiTek, a VIE, if we fail to comply with applicable law, we could be subject to severe penalties and our business could be adversely affected.”

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

Dividend Distributions

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors- There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2021:

Payment Due by Period
		Less than	1 – 3	3 – 5	More than
Contractual Obligations	Total	1 year	years	years	5 years
Operating lease obligations	$44,256	$26,051	$18,205	$-	$-
Total	$44,256	$26,051	$18,205	$-	$-

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	52	Chairman of the Board
Xiaoyang Huang	52	Chief Executive Officer and Director
Tianyu Xia	32	Chief Financial Officer
Bo Shi	47	Chief Technology Officer
Wenhua Yang	53	Independent Director*
Jianben Song	63	Independent Director*
Lawrence Venick	49	Independent Director*

*	Appointment effective upon the closing of the Company’s initial public offering

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

Xiaoyang Huang

Ms. Xiaoyang Huang has been our CEO since our inception. Ms. Huang will be appointed as our director upon closing of our initial public offering. She has been the Chief Executive Officer of HiTek, the VIE since 2000. Ms. Huang graduated from Nanjing Agricultural University and majored in Agricultural Information. She also went through a one-year accounting program in Renmin University of China from 2010 to 2011.

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

B. Compensation

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended December 31, 2021:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang, Chief Executive Officer	2021	13,023	62,016	0	0	0	0	0	75,040
	2020	12,464	57,970	0	0	0	0	0	70,434
	2019	14,477	57,909	0	0	0	0	0	72,386
	2018	11,187	45,354	0	0	0	0	0	56,541
	2017	10,059	36,983	0	0	0	0	0	47,042

Bo Shi, Chief Technology Officer	2021	28,861	31,008	0	0	0	0	0	59,869
	2020	26,826	28,985	0	0	0	0	0	55,811
	2019	26,360	28,954	0	0	0	0	0	55,315
	2018	15,692	37,795	0	0	0	0	0	53,487
	2017	13,166	27,367	0	0	0	0	0	40,533

Tianyu Xia, Chief Financial Officer	2021	55,815	0	0	0	0	0	0	55,815
	2020	52,173	0	0	0	0	0	0	52,173
	2019	52,118	0	0	0	0	0	0	52,118
	2018	18,412	0	0	0	0	0	0	18,412
	2017	0	0	0	0	0	0	0	0

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

D. Employees

We had 66 and 75 employees as of December 31, 2021, and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

As of December 31, 2021
Function:
Management Department (HiTek)	7
Financial Department (HiTek)	6
Purchase and Sales Department (HiTek)	4
Technical Service Department (HiTek)	22
Sales Training Department (HiTek)	4
Hotline Service Department (HiTek)	5
Research and Development Department (HiTek)	3
Operation and Maintenance Department (HiTek)	4
Financial Department (Huasheng)	2
Management Department (Huoerguosi)	1
Technical Service Department (weilai)	4
Operation and Maintenance Department (Huoerguosi)	4
Total	66

As of December 31, 2021, our employees were located in Xiamen, Fujian province and Huoerguosi, Xinjiang, China.

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

E. Share ownership.

The following table sets forth information regarding the beneficial of our ordinary shares as of April 27, 2022:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of April 27, 2022, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

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

Contractual Arrangements with WFOE, HiTek and Its Shareholders

To comply with PRC laws restricting foreign ownership in the IT business in China, we conduct our IT business through HiTek, a VIE entity that we control through a series of contractual arrangements between our PRC subsidiary WFOE, HiTek and its shareholders, Xiaoyang Huang, Shenping Yin, Bo Shi, Zhishuang Wang, Liuqing Huang, Jingru Li, Mian Tang, Ce Tian, Xianfeng Lin, Inner Mongolia Guangxin Investment Co., Ltd. and Baotou Zhongzhe Hengtong Technology Co., Ltd. Such contractual arrangements provide us (i) the power over HiTek, (ii) the exposure or rights to variable returns from our involvement with HiTek, and (iii) the ability to affect those returns through use of our power over HiTek to affect the amount of our returns. Therefore, we control HiTek. For a description of these contractual arrangements, see “Business — Our History and Corporate Structure”.

Advances from Related Parties

As of December 31, 2021, Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, in the amount $4,163. The advances are due on demand and non-interest bearing.

As of December 31, 2020, Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, in the amount $3,005. The advances are due on demand and non-interest bearing.

Sales revenues from related parties

The Company generated sales revenues from Beijing Zhongzhe Yuantong Technology Co., Ltd., which is under the same common control with Baotou Zhongzhe Hengtong Technology Co., Ltd., in hardware sales of $nil for fiscal year ended December 31,2021 and $255,344 for fiscal year ended December 31, 2020; and software sales of $nil for fiscal year ended December 31,2021 and $353,977 for the fiscal year ended December 31, 2020.

Accounts receivables from related parties

As of December 31, 2021, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. is $963,034.

As of December 31, 2020, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. is $1,509,383.

Cost of revenues from related parties

The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, in hardware of $52,961 for fiscal year ended December 31,2021 and $nil for fiscal year ended December 31, 2020

Employment Agreements

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

As of the date of this Annual Report, our authorized share capital consists of US$50,000 divided into 500,000,000    shares, par value US$0.0001 per share, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingtian& Gongcheng, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore, it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and expects to obtain after the effectiveness of the registration statement on Form F-1 (File No. 333-228498) an undertaking from the Financial Secretary of the Cayman Islands in the following form:

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The appreciation of the RMB against the U.S. dollar in 2021 increased our comprehensive income to $736,196   based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2021. As of December 31, 2021. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the following material weaknesses:

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

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit fees(1)	$181,380	$187,981
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$181,380	$187,981

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s Ordinary Shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended December 31, 2021 and 2020 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 13, 2022

HITEK GLOBAL INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$2,091,308	$1,861,554
Short-term investments	5,197,015	2,826,055
Accounts receivable, net	2,357,114	2,129,283
Accounts receivable-related parties, net	414,639	696,086
Advances to suppliers, net	1,110,923	902,460
Inventories, net	409,021	119,809
Deferred offering cost	1,026,567	1,165,722
Prepaid expenses and other current assets	360,552	1,075,199
Total current assets	12,967,139	10,776,168

Non-current assets
Non-current accounts receivable	3,134,361	2,009,766
Non-current accounts receivable-related parties	548,395	813,297
Non-current advance to a third party	333,717	301,625
Property, equipment and software, net	156,761	504,203
Total non-current assets	4,173,234	3,628,891
Total Assets	$17,140,373	$14,405,059

Liabilities and Equity
Current Liabilities
Accounts payable	$518,739	$379,413
Deferred revenue	784,530	752,286
Taxes payable	1,299,147	943,452
Due to related parties	4,163	3,005
Accrued expenses and other current liabilities	181,925	303,075
Total Current Liabilities	2,788,504	2,381,231

Non-current Liabilities
Deferred income tax liabilities, non-current	1,225,641	857,364
Total non-current liabilities	1,225,641	857,364
Total Liabilities	4,014,145	3,238,595

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares* (par value $0.0001 per share, 490,000,000 shares authorized; 10,987,679 and 10,987,679 shares issued and outstanding at December 31, 2021 and 2020, respectively)	1,099	1,099
Additional paid-in capital	2,628,356	2,628,356
Statutory reserve	767,207	713,737
Retained earnings	8,993,370	7,377,483
Accumulated other comprehensive income	736,196	445,789
Total Shareholders’ Equity	13,126,228	11,166,464

Total Liabilities and Shareholders’ Equity	$17,140,373	$14,405,059

*	Retrospectively restated for effect of Reverse Split.

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2021	2020
Revenues
Hardware	$2,434,694	$2,105,018
Hardware - related party	-	255,344
Tax devices and service	1,970,363	2,254,176
Software	2,056,106	699,490
Software - related party	-	353,977
IT services	-	136,722
Total revenues	6,461,163	5,804,727
Cost of revenues	(2,581,218)	(2,633,455)
Gross profit	3,879,945	3,171,272

Operating expenses:
General and administrative expenses	1,699,934	1,415,484
Selling expenses	76,477	2,012
Total operating expenses	1,776,411	1,417,496

Operating income	2,103,534	1,753,776

Other income (expense)
Government subsidies	6,883	101,965
Net investment income	103,375	99,574
Financial (expense) income, net	(2,190)	2,607
Other, net	608	179
Total other income	108,676	204,325

Net income before provision for income taxes	2,212,210	1,958,101
Income tax expense	542,853	269,242

Net income	$1,669,357	$1,688,859
Comprehensive income
Net income	$1,669,357	$1,688,859
Foreign currency translation gain	290,407	521,914

Comprehensive income	$1,959,764	$2,210,773
Earnings per ordinary share
– Basic and diluted	$0.15	$0.15

Weighted average number of ordinary shares outstanding
– Basic and diluted	10,987,679	10,987,679

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive (loss) income	Total Equity
Balance as of January 1, 2020	10,987,679	$1,099	$2,628,356	$664,747	$5,737,614	$(76,125)	$8,955,691
Foreign currency translation	-	-	-	-	-	521,914	521,914
Net income	-	-	-	-	1,688,859	-	1,688,859
Appropriation of Statutory reserve	-	-	-	48,990	(48,990)	-	-
Balance as of December 31, 2020	10,987,679	$1,099	$2,628,356	$713,737	$7,377,483	$445,789	$11,166,464
Foreign currency translation	-	-	-	-	-	290,407	290,407
Net income	-	-	-	-	1,669,357	-	1,669,357
Appropriation of Statutory reserve	-	-	-	53,470	(53,470)	-	-
Balance as of December 31, 2021	10,987,679	$1,099	$2,628,356	$767,207	$8,993,370	$736,196	$13,126,228

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2021	2020

Operating Activities
Net income	$1,669,357	$1,688,859
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	355,738	378,594
Loss on disposal of property, plant and equipment	-	94
Interest income	(6,525)	(6,522)
Net investment gain	(103,375)	(99,574)
Reversal for doubtful accounts of receivables and advances to suppliers	(123,754)	(33,519)
(Reversal) provision of obsolete inventories provision	(5,317)	6,783
Deferred income tax	340,624	242,296
Changes in operating assets and liabilities:
Short-term investment –Trading securities	(2,625,216)	(174,379)
Accounts receivable	(1,100,056)	934,525
Accounts receivable from related parties	578,157	186,223
Advances to suppliers	(184,369)	(848,649)
Deferred offering cost	155,915	(335,898)
Inventory, net	(276,672)	397,603
Prepaid expenses and other current assets	769,913	(673,019)
Due from related party	-	708
Accounts payable	127,422	172,025
Deferred revenue	12,089	(58,463)
Taxes payable	327,807	159,464
Due to related parties	1,062	2,843
Accrued expenses and other current liabilities	(127,375)	(7,144)
Net cash (used in) provided by operating activities	(214,575)	1,932,850

Investing Activities
Advance payment for software development	(25,582)	(285,346)
Loans lent to third parties	(356,595)	(144,925)
Repayment from third-party loans	317,059	-
Purchases of Held-to-maturity investments	(1,240,329)	(2,463,732)
Redemption of Held-to-maturity Investments	1,705,453	2,028,956
Net cash provided by (used in) investing activities	400,006	(865,047)

Effect of exchange rate changes on cash and cash equivalents	44,323	17,531
Net increase in cash and cash equivalents	229,754	1,085,334
Cash and cash equivalents at beginning of year	1,861,554	776,220
Cash and cash equivalents at end of year	$2,091,308	$1,861,554

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$32,646	$26,300

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

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and nine other shareholders, who held 29.83%, 44.74% and 25.43% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. The Company entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purpose.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a fully owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), a fully owned subsidiary of HiTek was established in XinJiang Province, PRC.

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a fully owned subsidiary of WFOE was incorporated under the laws of the PRC.

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

VIE Agreements with HiTek

Due to PRC legal restrictions of foreign ownership in certain sectors, neither we nor our subsidiaries own any equity interest in HiTek. Instead, WFOE, HiTek and HiTek’s shareholders entered into a series of contractual arrangements (“VIE Agreements”) on March 31, 2018, which have not been tested in a court of law. The VIE Agreements by and among WFOE, HiTek, and HiTek’s shareholders include (i) certain power of attorney agreements and equity interest pledge agreement, which provide WFOE effective control over HiTek; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from HiTek; and (iii) certain exclusive equity interest purchase agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of HiTek when and to the extent permitted by PRC laws. Accordingly, the Company is considered the primary beneficiary of VIE for accounting purpose and has consolidated the VIE and the VIE’s subsidiaries’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

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

During the years ended December 31, 2021 and 2020, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions and professional fee payments. As of December 31, 2021, the variable interest entities accounted for an aggregate of 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2020, the variable interest entities accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively. As of December 31, 2021 and 2020, $1,557,325 and $1,335,727 of cash and cash equivalents were denominated in RMB, respectively.

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

The Company’s investments measured at fair value on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about our assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 and 2020 and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of trading securities and held-to-maturity debt securities. As of December 31, 2021, the Held-to-maturity debt securities had been fully redeemed.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Trading securities	$5,197,015	$188,208	$5,008,807	$-
Total	$5,197,015	$188,208	$5,008,807	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2020	(Level 1)	(Level 2)	(Level 3)
Trading securities	$2,366,475	$191,130	$2,175,345	$-
Held-to-maturity debt securities	459,580	-	459,580	-
Total	$2,826,055	$191,130	$2,634,925	$-

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the years ended December 31, 2021 and 2020, there were no other contracts to issue ordinary shares, such as options, warrants or conversion rights, which would have a dilutive effect on earnings per share.

Cash and Cash Equivalents

Cash consists of cash on hand and cash in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2021 and 2020, cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2021 and 2020.

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

The normal payment period was approximately 6 months to 1 year after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period. For IT outsourcing customers, the Company gave a year and half credit period. For small and medium customers, the Company gave a half year credit period.

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

Advances to Suppliers, Net

Advances to suppliers are the amounts prepaid to suppliers for purchases of inventory. In evaluating the reserve for doubtful account, the Company mainly considers the age of the balance. As of December 31, 2021 and 2020, advances to suppliers consisted of the following:

	As of December 31,
	2021	2020
Advances to suppliers - Inventories	$751,301	$907,099
Advances to suppliers - Services	366,903	-
Less: reserve for doubtful account	(7,281)	(4,639)
Total	$1,110,923	$902,460

As of December 31, 2021, the advances to third-party suppliers for services amounted to $366,903, which includes $ 304,592 of advances for outsourcing software service, and $62,311 of advances for sales commission.

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value.  The Company did not record any impairment charge for the years ended December 31, 2021 and 2020.

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

Revenue from IT service contracts are recognized ratably over service period if the collections of payments can be reasonably assured as the Company performs periodical IT services. If the collections of payments cannot be reasonably assured, the Company recognizes IT service revenue when cash is collected. As of December 31, 2021, the company is still providing IT services. For the year ended December 31, 2021, as all the payments received by the company are receivables of previous years, the revenue has not been recognized yet.

●	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, the new taxpayers can receive electronic tax control ukey for free from the Tax authority. HiTeck could provide supporting services to the new taxpayers.

Performance Obligations - Tax devices and services contracts with customers include multiple performance obligations such as delivery of products, installation and after-sales supporting services, tax control system risk investigation service, and tax invoicing management service, such as training service on issuing electronic invoice, complete tax declaration automatically and back up data online.

Revenue from the sales of GTD devices is recognized at the point in time when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

The Company’s revenue derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

●	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for Golden Tax Disk and tax invoicing management service received from customers while the services have not yet been performed. The Company recognizes the service fees amount as revenue on a straight-line basis in accordance with the service periods.

●	Practical expedients and exemptions

The Company generally expenses sales commissions if any incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for Golden Tax Disk (defined below) received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. Deferred revenue as of December 31, 2021 and 2020 was $784,530 and $752,286, respectively. For the year ended December 31, 2021 and 2020, the Company recognized revenue of $752,286 and $763,191, respectively, that was included in the deferred revenue balance at the beginning of each year.

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

Selling Expenses

Selling expenses consists of primarily shipping and handling costs for products sold and advertisement, marketing expenses for promotion of our products. During the year ended December 31, 2021, selling expenses also included sales commission paid to a third party for obtaining contracts with customers.

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

The Company expenses research and development expenses as incurred and are included as part of general and administrative expenses. Research and development expenses for the years ended December 31, 2021 and 2020 were $43,661 and $35,904, respectively.

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

The exchange rates as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and 2020 are as follows:

	December 31,		For the years ended December 31,
	2021	2020	2021	2020
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.3588	6.5277	6.4499	6.9001

Comprehensive Income

Comprehensive income is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended December 31, 2021 and 2020 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

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

Subsequent Event

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 13, 2022, the date that the consolidated financial statements were available to be issued. With the exception of those matters discussed in Note 6   and Note 18, there were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” These amendments align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. The amendments are effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2020. The adoption of ASU 2018-15 had no significant impact on the consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. “The new guidance supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. The ASU also amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. This ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption of ASU 2018-17 had no significant impact have material impact on the consolidated financial statements.

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

NOTE 3 – SHORT-TERM INVESTMENT

Short-term investments consisted of the following:

	As of December 31,
Short-term investments	2021	2020
Trading securities	$5,197,015	$2,366,475
Held-to-maturity debt securities	-	459,580
Total	$5,197,015	$2,826,055

Investment income for the years ended December 31, 2021 and 2020 consists of the following:

	For the years ended December 31,
	2021	2020
Gain from sales of short-term investments:
Trading securities	$3,945	$46,492
Held-to-maturity debt securities	17,189	32,093
Unrealized holding income:
Trading securities	82,241	20,989
Net investment income	$103,375	$99,574

NOTE 4 – accounts receivable, Net

At December 31, 2021 and 2020, accounts receivable, net consisted of the following:

	As of December 31,
	2021	2020
Accounts receivable	$2,536,589	$2,427,507
Less: allowance for doubtful accounts	(179,475)	$(298,224)
Accounts receivable, net	$2,357,114	$2,129,283
Accounts receivable – related parties, net	$414,639	$696,086
Non-current accounts receivable	$3,134,361	$2,009,766
Non-current accounts receivable-related parties	$548,395	$813,297

The allowance for the doubtful accounts at December 31, 2021 and 2020, totaled $179,475 and $298,224, respectively, representing management best estimate. The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2021 and 2020:

Balance at January 1, 2020	$307,026
Decrease in allowance for doubtful accounts	(27,696)
Foreign exchange difference	18,894
Balance at December 31, 2020	$298,224
Decrease in allowance for doubtful accounts	(124,881)
Foreign exchange difference	6,132
Balance at December 31, 2021	$179,475

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. For the years ended December 31, 2021 and 2020, doubtful accounts recovery for accounts receivable amounted to $124,881 and $27,696, respectively.

NOTE 5 – INVENTORIES, NET

At December 31, 2021 and 2020, inventories consisted of the following:

	As of December 31,
	2021	2020
Inventory	$419,726	$135,491
Less: reserve for obsolete inventories	(10,705)	(15,682)
Total	$409,021	$119,809

Inventory includes computer, network hardware, and Golden Tax Disks. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. For the years ended December 31, 2021 and 2020, inventory (recovery)/ obsolescence expense amounted to ($5,317) and $6,783, respectively.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2021 and 2020, prepaid expenses and current assets consisted of the following:

	As of December 31,
	2021	2020
Other receivables, net	$105,623	$909,046
Loan receivable	211,060	160,087
Prepaid expenses	43,869	6,066
Total	$360,552	$1,075,199

On January 13, 2020, the Company entered into a loan agreement in the principal amount of RMB1,000,000 (approximately $153,193) to an unrelated party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cash. The loan was due by January 13, 2021 at a rate of 4.5% per annum. The principal and the accrued interest have been repaid by February 4, 2021.

On April 12, 2021, the Company entered into a loan agreement in the principal amount of RMB1,300,000 (approximately $204,441) to an unrelated party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cash. The loan will be due by March 31, 2022 at a rate of 4.5% per annum. The principal and the accrued interest have been repaid by March 31, 2022.

On June 8, 2021, the Company entered into a loan agreement in the principal amount of RMB1,000,000 (approximately $153,193) to an unrelated party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cash. The loan was due by July 15, 2021 at a rate of 4.5% per annum. The principal have been repaid by July 14, 2021 one day in advance.

	As of December 31,
	2021	2020
Loan receivable:
Principal	$204,441	$153,193
Interest receivable	6,619	6,894
Total	$211,060	$160,087

NOTE 7 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract (for internal use) (Corporate Full-Service Platform Mobile Application) which the software development company obligated to perform certain specific software development activities on September 10, 2020. The scope of the work includes analyzing and confirming the application requirements checklist provided by the Company, designing under user interface, coding, arranging/locating the servers, and launching. As of December 31, 2021, the total contract price was approximately $472,000 and shall be paid using installment payment method (30% within 30 working days after the signing of this contract, 50% within 30 working days upon launching of the official version, and 20% within 90 working days upon launching of the official version). The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. As of December 31, 2021, product development costs capitalized totaled $333,717 (recorded in non-current advances to a third party) and the Company’s commitments to additional costs under software development contracts amounted to $138,283 as of December 31, 2021. In March 2021, the Company signed a supplementary agreement to postpone the official launch after closing of the Company’s initial public offering. It will be transferred to property, equipment and software, net under appropriate conditions. The Company will restart the project and make the final payment of $138,283 in December 2022, regardless of whether the IPO is completed or not.

NOTE 8 – PROPERTY, equipment AND SOFTWARE, net

At December 31, 2021 and 2020, property, equipment and software consisted of the following:

	As of December 31,
	2021	2020
Office furniture	$2,798	$2,726
Computer equipment	7,111	6,927
Transportation equipment	73,429	71,529
Buildings and improvements	487,430	474,818
Software	1,160,596	1,130,567
	1,731,364	1,686,567
Less: accumulated depreciation and amortization	(1,574,603)	(1,182,364)
	$156,761	$504,203

For the year ended December 31, 2021 and 2020, depreciation expense amounted to $355,738 and $378,594, respectively.

The Company defers certain costs related to the software development activities associated with certain software which the Company has determined have future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it deems there no longer is a future benefit. The Company has two software programs (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application). As of December 31, 2018, the two software programs were placed into service and an aggregate of $1,073,237 was capitalized and recorded as Property, equipment and software, net in the consolidated balance sheet. For the year ended December 31 2021 and 2020 amortization expense amounted to $332,822 and $356,517, respectively.

NOTE 9 – Taxes payable

At December 31, 2021 and 2020 taxes payable consisted of the following:

	As of December 31,
	2021	2020
Value-added Tax payable	$990,173	$832,270
Income tax payable	198,130	25,441
Other taxes payable	110,844	85,741
Total	$1,299,147	$943,452

NOTE 10 – RELATED PARTY TRANSACTIONS

The following represented related party balances as of December 31, 2021 and 2020:

	As of December 31,
	2021	2020
Accounts receivable
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	414,639	696,086
	$414,639	$696,086
Non-current accounts receivable-related parties
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$548,395	$813,297
	$548,395	$813,297

	As of December 31,
	2021	2020
Due to related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$4,163	$3,005
	$4,163	$3,005

	For the years ended December 31,
	2021	2020
Revenue
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$-	$609,321
	$-	$609,321
Cost of revenues
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$52,961	$-
	$52,961	$-

(1)	Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and one of the minority shareholder of HiTek is under common control. As of March 22, 2022, Beijing Zhongzhe subsequently repaid $220,167.

(2)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd.

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, 2021 and 2020 accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2020
Payroll	$180,855	$302,033
Other payable	1,070	1,042
Total	$181,925	$303,075

NOTE 12 – STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). As of December 31, 2021 and 2020, the balance of total statutory reserves was $767,207 and $713,737, respectively.

NOTE 13 – ORDINARY SHARES

The Company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value. On November 3, 2017 and December 16, 2017, the Company issued an aggregate of 10,987,679 ordinary shares to nine shareholders.

On July 15, 2021, the Company has approved and adopted the amended and restated memorandum and articles of association. The amended and restated memorandum and articles of association provide that, The Company’ s authorized share capital upon completion of the offering will be $50,000 divided into 500,000,000 shares of a par value of $0.0001, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares.

NOTE 14 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HiTek Hong Kong Limited has no assessable profits for the year ended December 31, 2021 and 2020.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy of the small- scale enterprises in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 50% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. The Company had been qualified as a small and micro enterprise and enjoyed the tax relief policy before 2021, but had not met the standards of small and micro enterprise and couldn’t enjoy preferential tax rates since 2021.

The Company’s income (loss) before income taxes includes the following:

	For the years ended December 31
	2021	2020
Non-PRC operations	$(328,672)	$(46,483)
PRC operations	2,540,883	2,004,584
Total income before income taxes	$2,212,211	$1,958,101

Income tax expense was comprised of the followings:

	For the years ended December 31,
	2021	2020
Current tax expense
PRC	$202,229	$26,946
Deferred tax expense
PRC	340,624	242,296
Total income tax expense	$542,853	$269,242

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2021 and 2020 as follows:

	As of December 31,
	2021	2020
Deferred tax assets
Net operating loss	$8,060	$408
Deferred revenue	147,876	188,072
Unbilled cost	225,242	165,244
Software amortization	290,149	200,428
Allowance for doubtful accounts	15,270	28,252
Inventories obsolescence	1,759	26,956
Unrealized losses on trading securities	1,966	-
Accrued Bonus	40,377	46,792
Other	27,491	20,676
Total deferred tax assets	758,190	676,828
Deferred tax liabilities
Unbilled revenue	(1,880,466)	(1,485,397)
Deferred government subsidiary income	(46,511)	(45,308)
Unrealized gain on short-term investment	(23,742)	(2,133)
Other	(13,977)	(1,354)
Total deferred tax liabilities	(1,964,696)	(1,534,192)
Valuation allowance	(19,135)	-
Net deferred tax liabilities	$(1,225,641)	$(857,364)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates:

	For the years ended December 31,
	2021	2020
PRC statutory tax rate	25.0%	25.0%
Effect of different tax rates in different jurisdictions	3.7%
Permanent difference
For inventory loss	-	0.1%
For deferred offering costs	0.7%	(2.5)%
For others	0.4%	0.8%
Tax holiday effect	(5.3)%	(9.6)%
Effective tax rate	24.5%	13.8%

Uncertain Tax Positions

The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2021 and 2020.

NOTE 15 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the periods presented:

	For the year ended December 31,
	2021	2020
Numerator:
Net income	$1,669,357	$1,688,859
Denominator:
Weighted-average shares used in computing basic and diluted net income per share	10,987,679	10,987,679
Net income per share of ordinary shares: -basic and diluted	$0.15	$0.15

NOTE 16 – CONCENTRATIONS

For the year ended December 31, 2021 two customers accounted for 42% of total HiTek’s revenues, the largest of which represented 28%. As of December 31, 2021, the balance due from three customers accounted for 97% of the Company’s total trade account receivable, the largest of which accounted for 66%, followed by the balance which accounted for 16% of the Company’s trade accounts receivable, while one customer which is a related party of HiTek represented 15% of HiTek’s accounts receivable.

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

For the year ended December 31, 2021, two suppliers accounted for 21% of the total purchases. At December 31, 2021, three suppliers accounted for 46% of the Company’s trade accounts payable.

For the year ended December 31, 2020, two suppliers accounted for 38% of the total purchases. At December 31, 2020, four suppliers accounted for 50% of the Company’s trade accounts payable.

NOTE 17 – COMMITMENTS AND CONTINGENCY

Lease Obligations

The Company leases certain office premises and apartments for employees under operating lease agreements with various terms through November 19, 2023. Future minimum lease payments under the operating lease agreements are as follows:

Amount
Twelve months ending December 31,
2022	$26,051
2023	18,205
$44,256

Rental expense for the year ended December 31, 2021 and 2020 were $34,554 and $55,849, respectively.

Underwriter Agreement

Underwriter Agreement with R.F. Lafferty & Co., Inc. and US Tiger Securities, Inc.

On October 5, 2020, the Newbridge terminated the underwriter agreement with the Company which signed on May 10, 2019.

On November 10, 2020, the Company entered into an engagement with R.F. Lafferty & Co., Inc. and US Tiger Securities, Inc. (the “Underwriters”). The agreement was expired on November 9, 2021. Then an amendment to the agreement was signed by all parties to extend the service termination date to December 31, 2022. Under the engagement, the Company agrees to pay the following fees:

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

As of December 31, 2021, the Company has paid a total of $60,000 cash retainer to the underwriter.

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

NOTE 18 – SUBSEQUENT EVENTS

On January 21, 2022 and March 28, 2022, the Company entered into two loan agreements in the principal amount of RMB30,000,000 (approximately $4,717,871) and RMB3,000,000 (approximately $471,787) to a third party, which were restricted for business operation. The loans will be due by January 21, 2024 and July 27, 2022 at a rate of 12% per annum, respectively.

On January 21, 2022, the Company entered into a borrowing agreement in the principal amount of RMB15,000,000 (approximately $2,358,936) from another third party in a normal course of business.  The loan will be due by January 21, 2024 at a rate of 12% per annum.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Form of Restated and Amended Memorandum and Articles of Association	F-1	3.3	January 7, 2020
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	January 7, 2020
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema Document				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	May 13, 2022