Form 20-F
period 2022-12-31
HiTek Global Inc.
filed 2023-04-27
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

N/A

(Translation of Registrant’s Name into English)

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was: 10,987,679 ordinary shares, par value $0.0001 per share.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐   No ☒

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to:

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by Tian Dahai;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Huoerguosi” are to Huoerguosi Hengda Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Ordinary Shares” are to the Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“we”, “us” or the “Company” are to Hitek Global Inc.;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd. (“Tian Dahai”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the adverse effects of the COVID-19 pandemic on our business or the market price of our ordinary shares;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the market for our concrete products;

●	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

●	our plans to establish partnerships and develop new businesses;

●	our plans to invest in our business;

●	our relationships with our partners;

●	our future business development, results of operations and financial condition;

●	market conditions affecting our equity capital;

●	change in macroeconomic conditions;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by (i) Haitian Weilai, our indirect subsidiary, (ii) the VIE, Hitek and the VIE’s subsidiaries, Huasheng and Huoerguosi. Neither we nor our subsidiaries own any equity interests in the VIE. WFOE, the VIE and the shareholders of the VIE entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

The following diagram illustrates our corporate structure as of the date of this annual report:

The VIE Agreements

The VIE Agreements by and among Tian Dahai (Xiamen) Information Technology Co. Ltd. (the “WFOE”), HiTek, and HiTek’s shareholders include (i) certain power of attorney agreements and equity interest pledge agreement, pursuant to which shareholders of HiTek pledged all of their equity interests in HiTek to WFOE guarantee the performance of HiTek’s obligations under the exclusive technical consulting and service agreement; (ii) an exclusive technical consulting and service agreement which allows WFOE to receive substantially all of the economic benefits from HiTek; and (iii) certain exclusive equity interest purchase agreements which provide WFOE with an exclusive option to purchase all or part of the equity interests in and/or assets of HiTek when and to the extent permitted by PRC laws. Through the VIE Agreements among WFOE, HiTek and HiTek’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE.

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

Exclusive Equity Interests Purchase Agreement

Under the Exclusive Equity Interests Purchase Agreement, the HiTek Shareholders granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, part or all of their equity interests in HiTek. The option price is equal to the capital paid in by the HiTek Shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations. The Exclusive Equity Interests Purchase Agreement remains effective for a term of ten years and may be extended for another ten years at WFOE’s election.

Power of Attorney

Pursuant to the Power of Attorney, each HiTek Shareholder authorizes WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) the attendance of the shareholder’s meeting and the execution of relative shareholder resolution(s) of HiTek; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the articles of association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of HiTek.

Although it is not explicitly stipulated in the Powers of Attorney, the term of the Powers of Attorney shall be the same as the term of that of the Exclusive Equity Interests Purchase Agreement.

The Powers of Attorney are coupled with an interest and shall be irrevocable and continuously valid from the date of their execution, so long as the relevant HiTek Shareholder is a shareholder of Company.

Risks Associated with Our Corporate Structure and the VIE Agreements

However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over HiTek. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 14 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 19 of this annual report for more information.

We are subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Ordinary Shares may depreciate significantly or become worthless. We are also subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Ordinary Shares, or a complete hindrance of our ability to continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, as advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering was declared effective on March 30, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, as an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor, Wei, Wei & Co. LLP, is headquartered in the United States and is required under the laws of the United States to undergo regular inspections by the U.S. Public Company Accounting Oversight Board (“PCAOB”) to assess their compliance with the laws of the United States and professional standards. Although we operate through HiTek in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is currently inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

Even though our auditor is based in United States and under full inspection by the PCAOB and is not currently subject to the determinations announced by the PCAOB on December 16, 2021, if  any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as HiTek or its auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) and materially and adversely affect the value and/or liquidity of your investment. On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.  See “Risk Factors—Risks Related to Doing Business in the PRC” starting on page 19 of this annual report for a detailed description of risks related to the PRC. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, Hitek HK, and the consolidated VIE in mainland China, HiTek, for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE.  In the future, cash proceeds raised from overseas financing activities may be transferred by us to the consolidated VIE via capital contribution or shareholder loans, as the case may be. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE.  Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Permission or Approval Required from the PRC Authorities for The VIE’s Operation

To operate the general business activities currently conducted in China, the consolidated VIE is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). HiTek has obtained a valid business license from the SAMR, and no application for any such license has been denied.

We are aware, however, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. However, neither the CAC Revised Measures nor the Draft CAC Regulations provides for any further explanation or interpretation over what constitutes activities that “affect or may affect national security”. Therefore, if any competent government authorities deem that HiTek’s data processing activities may affect national security, we may be subject cybersecurity review, and in that scenario, failure to pass such cybersecurity review and/or to comply with the data privacy and data security requirements raised during such cybersecurity review could subject HiTek to penalties, damage its reputation and brand, and harm its business and results of operations. See risk factor titled “in light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering” starting on page 26 of this annual report for more information.

In summary, we, our subsidiaries, or the VIE are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the VIE’s operation, nor have we, our subsidiaries, or VIE received any denial for the VIE’s operation. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or HiTek is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

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

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of our new customers decreased in February 2020. The COVID-19 outbreak may have the same impact on our IT services sector. As of the date this annual report, there is no clear sign of slow-down in our hardware and software sales. In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. The impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

We sell ACTCS tax devices and provide ACTCS supporting services to our clients. The prices of GTD and annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. In the past 20 years, the annual service fee has undergone three major adjustments -- from RMB 450 per year per user to RMB 370 per year per user, and then further reduced to RMB 330 per year per user. Most recently, the ACTCS annual service fee was again reduced to RMB 280 per year per user, according to the “Notice of the National Development and Reform Commission on Relevant Issues Concerning the Reduction of ACTCS Products and Maintenance Service Fee” (Development and Reform Commission Case [2017] No. 1243). According to relevant notice, the small-scale taxpayers for which sales amount did not exceed RMB 100,000 for each month are exempt from ACTCS or GTD technical service fee since 2019. Besides, the Company provides tax invoicing management services and charges service fee on an annual basis. The tax invoicing management service period is usually one year for RMB299. Tax invoicing management services is to host customers’ tax devices, provide training service on using Nuonuo, complete tax declaration automatically and back up data online. Since we do not control the pricing of the ACTCS services, we cannot guarantee our profit margin will be stable or we will make a profit on such services at all. We cannot guarantee that the annual service fee will not be further reduced, and therefore our revenues to be derived from ACTCS supporting services may be subject to significant fluctuation.

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

From 2018, the Chinese tax regulators have been rolling out the electronic invoicing system. Currently, electronic invoices are mostly used by businesses in the Fast Moving Consumer Goods (“FMCG”) industry such as fast food restaurants and coffee shops. The electronic invoices enable FMCG enterprises to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. Businesses who use electronic invoices still need to purchase tax reporting devices such as GTD. But they will not need maintenance services. Currently, approximately 1.5% of our SME clients are FMCG business entities. According to relevant notice, small-scale taxpayers with sales amount not in excess of RMB 100,000 for each month are exempt from ACTCS or GTD technical service fee since 2019. From January 2021, new taxpayers in Xiamen could receive free tax Ukeys from the Tax authorities. The increased use of electronic invoices, the exemption of ACTCS technical service fee for small-scale taxpayers and free tax Ukeys for new tax payers will reduce our annual service fee revenue and thus negatively affect our total revenue.

Future inflation in China may inhibit our ability to conduct business in China.

During the past ten years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 3.3% and as low as 1.1%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, the emergence of competitors which may be able to optimize products, services or strategies that use advanced computing such as cloud computing, as well as other technological changes and developing technologies, such as machine learning and artificial intelligence, have, and will mandate us to make new and costly investments. Transitioning to new technologies may be disruptive to resources and the services we provide, and may increase our reliance on third party service providers. We may not be successful, or may be less successful than our current or new competitors, in developing technology that operates effectively across multiple devices and platforms and that is appealing to our customers, either of which would negatively affect our business and financial performance.

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

For the year ended December 31, 2022, two customers accounted for 49% of total HiTek’s revenues, the largest of which represented 36%. For the year ended December 31, 2021, two customers accounted for 42% of total HiTek’s revenues, the largest of which represented 28%. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

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

For the year ended December 31, 2022, four suppliers accounted for 16%, 15%, 13% and 11% of the total purchases, respectively. For the year ended December 31, 2021, two suppliers accounted for 11% and 10% of the total purchases, respectively. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We face the risk that a third party borrower may not repay the loans we made to it. An event of default could have a material adverse effect on our cash flow, results of operations and financial condition.

On January 21, 2022, March 28, 2022, and June 14, 2022, Hitek and HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the “Lenders”) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the “Borrower”) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned an aggregate amount of RMB 40 million (approximately US$5.98 million with an exchange rate of 0.1494 as of June 30, 2022) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans (approximately US$2.99 million with an exchange rate of 0.1494 as of June 30, 2022).  As of the date of this annual report, the aggregate outstanding principal amount of the Loans is RMB37 million (approximately US $5.36 million with an exchange rate of 0.1447 as of December 31, 2022). All of the Loans have a two-year term. The Borrower can pre-pay the outstanding loan amount after 12 months without penalty. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, the Loans are secured by the Borrower’s coal mining permit, issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining rights for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for a production of 1.306 million cubic meters per year.

In the event the Borrower is unable to make full and timely payments of interest and principal on the Loans when due, our cash flow, results of operations and financial conditions may be adversely affected. In addition, there is risk that the mining property may decrease in value during the term of the Loans. In the event the underlying collateral value is less than the loan amount at the time of default, we will suffer a loss.

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

Because we do not possess an internal payment method, all payments by participants or customers are processed by third parties such as Alipay and WeChat Pay. The payment processing business is highly regulated, and it is subject to a number of risks that could materially and adversely affect their abilities to provide payment processing and escrow services to us, including:

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

We entered into a number of transactions with related parties, including our significant shareholder and director. For example, we entered into several transactions with Beijing Zhongzhe Yuantong Technology Co., Ltd. which is under common control with one minority shareholder of HiTek or business entities affiliated with or owned by Chairman, Shenping Yin, where we have sales revenues or have advances from these entities. See “Related Party Transactions”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related party may not align with the interests of our shareholders. Although we believe these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. Conflicts of interests arise when we transact business with related parties. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiaries through VIE Agreements, which may not be effective in providing control over HiTek.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiaries through VIE Agreements. All of our current revenue and net income is derived from HiTek, the VIE in China. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated on June 23, 2020 and effective on July 23, 2020, respectively, and other applicable laws and regulations.

To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in HiTek but rely on VIE Agreements with HiTek to control and operate its business. However, as discussed above, these VIE Agreements may not be effective under PRC laws in providing us with the necessary control over HiTek and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of HiTek, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Fujian provincial government authorities, we must rely on contractual rights through the VIE structure to effect control over and management of HiTek, which exposes us to the risk of potential breach of contract by the shareholders of HiTek. In addition, as our Chairman of the Board Mr. Yin and his wife Ms. Xiaoyang Huang, our Chief Executive Officer, holds 29.82% and 44.74% of HiTek’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

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

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required for future public offerings in the U.S., it is uncertain whether it would be possible for us to obtain such approval. Any failure to obtain or delay in obtaining CSRC approval for future public offerings in the U.S. would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Furthermore, regulatory requirements on cybersecurity, data security and data privacy in China are evolving and are subject to varying interpretations or significant changes, resulting in uncertainties about the scope of HiTek’s responsibilities in that regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. That being said, considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, and it is uncertain whether the competent government authorities will deem that HiTek’s data processing activities may affect national security and thus initiating the cybersecurity review against HiTek’s businesses. Failure of cybersecurity, data privacy and data security compliance could subject HiTek to penalties, damage its reputation and brand, and harm its business and results of operations.

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

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required for any of our future offerings in the U.S., it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for our future offerings in the U.S. would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations—M&A Rules and Overseas Listings.”

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

Any failure or perceived failure by the Company, the Company’s subsidiaries in China or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. Notwithstanding the foregoing, as of the date of this annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our initial public offering from the CSRC.

As advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering was declared effective on March 30, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. .. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.. However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

In July 2014, State Administration of Foreign Exchange, or SAFE, promulgated the Circular on Issues Concerning Foreign Exchange Administration Over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents Via Special Purpose Vehicles, or Circular 37, which replaced Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or Circular 75. Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, referred to in Circular 37 as a “special purpose vehicle” for the purpose of holding domestic or offshore assets or interests. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. Under these regulations, PRC residents’ failure to comply with specified registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on capital inflows from the offshore entity to the PRC entity, including restrictions on its ability to contribute additional capital to Company’s subsidiaries in China or the VIE. Further, failure to comply with the SAFE registration requirements could result in penalties under PRC law for evasion of foreign exchange regulations.

Mr. Shenping Yin and Ms. Xiaoyang Huang, together with ten other PRC residents, who are our beneficial owners, filed applications for Circular 37 registration, and our PRC counsel believes there is no substantial legal impediment to the registration of the aforementioned beneficial owners’ Circular 37 registration. As the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in the WFOE.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“FIL”), which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties exist in relation to its interpretation and implementation. For instance, under the FIL, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operations conducted by foreign investors or foreign-invested enterprises via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

Risks Relating to Doing Business in the PRC

Although the audit report included in this annual report is prepared by U.S. auditors which are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

As an auditor of companies that are registered with the SEC and publicly traded in the US (“U.S.”) and a firm registered with the PCAOB, our auditor is required under the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC was assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the U.S., regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

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

As discussed in the previous risk factor, our Ordinary Shares are subject to the risk of being delisted under the HFCA Act and the Consolidated Appropriations Act, in the event that PCAOB determines it is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction for two consecutive years. The PCAOB Board determined, on December 15, 2022, that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, became virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

Nasdaq may apply additional and more stringent criteria for our continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our public float is relatively small and the insiders of our Company hold a large portion of the company’s listed securities. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing.

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. If U.S. regulators carry out an investigation of us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

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

Shareholder claims that are common in the U.S. including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the U.S.. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S.. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the U.S..

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

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

Although the PRC government has pursued been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the VAT filing and collection in general and businesses using ACTCS in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

Because our business is conducted in RMB and the price of our Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S.. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this annual report are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

If we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing subsidiaries in China or the VIE and any other subsidiaries in China or the VIE which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Ordinary Shares.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove we can enjoy the 5% lower PRC withholding tax rate. HiTek HK intends to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received from HiTek HK.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

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

We are subject to various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, the VIE, and the VIE’s subsidiaries, and among us, our WFOE, the VIE, and the VIE’s subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future as we offer IT services and sell hardware and software in China. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

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

As such, our business may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to offering securities in the U.S. in the future, and even when such permission is obtained, whether we will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC regulatory authorities to obtain such permission and has not received any denial regarding our listing on the Nasdaq Capital Market and the entry into the VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

Risks Relating to Our Ordinary Shares

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from the our initial public offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from the initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

As we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company and a smaller reporting company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We became a public company after completion of our initial public offering and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Since Mr. Shenping Yin, Chairman and his wife, Ms. Xiaoyang Huang, chief executive office of the Board are able to exercise more than 50% of the total voting power of our issued and outstanding share capital, Mr. Yin will have the ability to elect directors and approve matters requiring shareholder approval.

Mr. Shenping Yin, Chairman of the Board, and his wife Ms. Xiaoyang Huang are currently the beneficial owner of 8,192,000 ordinary share or 57.74% of our outstanding shares, which are directly held by Fortune Enterprise Holdings Limited, an entity 100% owned by Mr. Yin and Ms. Huang. As result, Mr. Yin and Ms. Huang able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because two of our principal shareholders, Shenping Yin, our Chairman of the Board, and Xiaoyang Huang our CEO, who are husband and wife, beneficially own more than 50% of voting power for the election of directors. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow sour shareholders holding shares representing in aggregate not less than ten per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our Board of Directors for consideration of inclusion in a proxy statement. Advance notice of at least fifteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Although the law in this regard is unclear, we are treating HiTek as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with HiTek, and as a result, we are treating HiTek as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of HiTek should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our Ordinary Shares may trade under $5.00 per share and thus will be a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our shares.

Our Ordinary Shares may trade below $5.00 per share after listing. As a result, our Ordinary Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Ordinary Shares could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, the broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase. The broker/dealer must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of our Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Item 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated in the Cayman Islands on November 3, 2017. HiTek Hong Kong Limited (“HiTek HK”), our wholly-owned subsidiary, was incorporated in Hong Kong on November 20, 2017. Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”), HiTek HK’s wholly owned subsidiary, was organized pursuant to PRC laws on March 15, 2018. In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly-owned subsidiary of WFOE was incorporated under the laws of the PRC. The variable interest entity, Xiamen Hengda HiTek Computer Network Co., Ltd., which we refer to as HiTek, was established on January 18, 1996 in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

Our Ordinary Shares started to trade on the Nasdaq Capital Market under the ticker symbol “HKIT” on March 31, 2023and on April 4, 2023, the Company completed its initial public offering of 3,200,000 Ordinary Shares at a public offering price of $5.00 per share. The total net proceeds to the Company from the initial public offering, after deducting discounts, expense allowance, and expenses, were approximately $13,523,140.

Our current registered office in Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov).

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries

The following tables present Selected condensed consolidating financial data of the Parent (HiTek Global Inc.), HiTek HK (HiTek Hong Kong Limited), WFOE and its Subsidiary (Tian Dahai (Xiamen) Information Technology Co. Ltd. and Xiamen Haitian Weilai Technology Co., Ltd.), the VIE (Xiamen Hengda HiTek Computer Network Co., Ltd.) and its Subsidiaries (Xiamen Huasheng HiTek Computer Network Co., Ltd and Huoerguosi Hengda Information Technology Co., Ltd). Such financial data include condensed consolidating balance sheets data as of December 31, 2022 and 2021 and the related condensed consolidating statements of operations and cash flows data for the years ended December 31, 2022, 2021 and 2020. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “investments in non-VIE subsidiaries” and “equity in the VIE and its subsidiaries through the VIE agreements” and the profit of the subsidiaries is presented as “Income for Non-VIE subsidiaries” and “Income for VIE and its subsidiaries” in the selected condensed consolidating statements of operations.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$353,836	$6,228,595	$(153,823)	$6,428,608
Cost of revenues	$-	$-	$(212,995)	$(2,832,393)	$153,823	$(2,891,565)
Income for Non-VIE subsidiaries	$1,798,894	$1,801,042	$-	$-	$(3,599,936)	$-
Income for VIE and its subsidiaries	$-	$-	$1,684,992	$-	$(1,684,992)	$-
Net income	$1,415,745	$1,798,894	$1,801,042	$1,684,992	$(5,284,928)	$1,415,745
Comprehensive income	$1,415,745	$1,798,894	$1,803,198	$667,389	$(5,284,928)	$400,298

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$53,344	$6,473,638	$(65,819)	$6,461,163
Cost of revenues	$-	$-	$(104,115)	$(2,542,922)	$65,819	$(2,581,218)
Income for Non-VIE subsidiaries	$1,994,595	$1,997,821	$-	$-	$(3,992,416)	$-
Income for VIE and its subsidiaries	$-	$-	$2,061,517	$-	$(2,061,517)	$-
Net income	$1,669,357	$1,994,595	$1,997,821	$2,061,517	$(6,053,933)	$1,669,357
Comprehensive income	$1,669,357	$1,994,595	$1,996,896	$2,352,849	$(6,053,933)	$1,959,764

	For the Year Ended December 31, 2020
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$-	$5,804,727	$-	$5,804,727
Cost of revenues	$-	$-	$-	$(2,633,455)	$-	$(2,633,455)
Income for Non-VIE subsidiaries	$1,733,051	$1,734,927	$-	$-	$(3,467,978)	$-
Income for VIE and its subsidiaries	$-	$-	$1,735,341	$-	$(1,735,341)	$-
Net income	$1,688,859	$1,733,051	$1,734,927	$1,735,341	$(5,203,319)	$1,688,859
Comprehensive income	$1,688,859	$1,733,051	$1,734,901	$2,257,281	$(5,203,319)	$2,210,773

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$226,578	$6,457	$126,420	$843,705	$-	$1,203,160
Total current assets	$586,420	$6,457	$242,429	$12,747,913	$(1,481,061)	$12,102,158
Investments in non-VIE subsidiaries	$14,299,036	$14,399,652	$-	$-	$(28,698,688)	$-
Equity in the VIE and its subsidiaries Through the VIE Agreements	$-	$-	$14,346,554	$-	$(14,346,554)	$-
Total non-current assets	$14,299,036	$14,399,652	$14,350,741	$9,102,933	$(43,049,429)	$9,102,933
Total Assets	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091
Total Liabilities	$1,358,930	$20,000	$193,518	$7,504,292	$(1,398,175)	$7,678,565
Total Shareholders’ Equity	$13,526,526	$14,386,109	$14,399,652	$14,346,554	$(43,132,315)	$13,526,526
Total Liabilities and Shareholders’ Equity	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091

	As of December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$509,728	$8,605	$86,664	$1,486,311	$-	$2,091,308
Total current assets	$969,570	$8,605	$218,969	$13,425,543	$(1,655,548)	$12,967,139
Investments in non-VIE subsidiaries	$13,515,589	$13,740,060	$-	$-	$(27,255,649)	$-
Equity in the VIE and its subsidiaries Through the VIE Agreements	$-	$-	$13,805,168	$-	$(13,805,168)	$-
Total non-current assets	$13,515,589	$13,740,060	$13,809,284	$4,173,234	$(41,064,933)	$4,173,234
Total Assets	$14,485,159	$13,748,665	$14,028,253	$17,598,777	$(42,720,481)	$17,140,373
Total Liabilities	$1,358,930	$20,000	$288,193	$3,793,609	$(1,446,587)	$4,014,145
Total Shareholders’ Equity	$13,126,229	$13,728,665	$13,740,060	$13,805,168	$(41,273,894)	$13,126,228
Total Liabilities and Shareholders’ Equity	$14,485,159	$13,748,665	$14,028,253	$17,598,777	$(42,720,481)	$17,140,373

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(283,149)	$(2,148)	$47,909	$4,061,438	$-	$3,824,050
Net cash (used in) provided by investing activities	$-	$-	$-	$(7,349,231)	$-	$(7,349,231)
Net cash provided by financing activities	$-	$-	$-	$2,749,498	$-	$2,749,498

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,777)	$(3,226)	$69,801	$(278,773)	$274,400	$(214,575)
Net cash (used in) provided by investing activities	$(10,000)	$-	$-	$392,254	$17,752	$400,006
Net cash provided by financing activities	$280,300	$10,000	$7,752	$-	$(298,052)	$-

	For the Year Ended December 31, 2020
	Parent	HiTek HK	WFOE and its Subsidiary	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(290,054)	$(1,876)	$(414)	$1,527,162	$698,032	$1,932,850
Net cash used in investing activities	$-	$-	$-	$(981,392)	$116,345	$(865,047)
Net cash provided by financing activities	$745,570	$-	$7,345	$-	$(752,915)	$-

For the year ended December 31, 2022 and 2021, net cash provided by financing activities of HiTek Global Inc., or the “parent”, was $nil and $280,300, which was mainly because that parent received sales collection dominated in USD on behalf of the VIE and its subsidiaries.

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in Non-VIE subsidiaries and VIE and its subsidiaries
As of December 31, 2019	$8,975,622
Equity pick-up during the period	1,733,051
Foreign currency translation adjustment	521,914
As of December 31, 2020	11,230,587
Equity pick-up during the period	1,994,595
Foreign currency translation adjustment	290,407
As of December 31, 2021	$13,515,589
Equity pick-up during the period	1,798,894
Foreign currency translation adjustment	(1,015,447)
As of December 31, 2022	14,299,036

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

Value added tax (“VAT”) reporting is mandatory for all business enterprises in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the PRC government, ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. We provide our customers with the necessary ACTCS for their value added tax (“VAT”) reporting, collection and processing. The VIE entity, HiTek, is authorized to carry out the sales of GTD. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS device necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Currently, there are three ACTCS services providers for Xiamen business enterprises, and we are one of them.

While we are confident that our competitive strengths will continue improving our business, we are aware of the challenges that our business faces, especially the challenges in our services to SMEs which are exempted from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out electronic invoicing starting from 2018. The electronic invoices enable enterprises to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of the Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

Complementing our physical service center, we started our developing online service platform in 2018 to enable businesses in the Xiamen metropolitan area to securely process VAT reporting and payment from their desktop virtually anytime and anywhere. Currently, our customers range from small, medium to large enterprises across industries in the Xiamen metropolitan area. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting in around 54,872 active users, or approximately 27.3% of Xiamen’s tax collection market as of December 31, 2022, according to the Xiamen Province Taxation Bureau’s statistics. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

In April 2021, WFOE established a wholly-owned subsidiary, Haitian Weilai under the laws of the PRC to integrate tax invoicing management services from Hitek to Haitian Weilai.

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

As part of our services to large businesses, Huasheng sold hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. After we launched CIS sales, we also introduced our hardware products to our CIS users. Our major business strategy in the market is to connect and source through exclusive relationships with manufacturers so that Huasheng can offer competitively priced hardware. From the beginning of 2022, Huasheng transferred the above business to the VIE. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. in the future. We established the online support system in the beginning of 2018. The online system further enhances our customer experience, which is complemented by highly trained professionals and attractive physical store environment.

Services

For the year ended December 31, 2022, HiTek’s two business lines operated three revenue streams. Within the first business line, the services to large businesses, including the hardware sales, were 39% of the total revenue, and the software sales were for 33% of the total revenue. The second business line, ACTCS devices and services, was 28% of the total revenue.

For the year ended December 31, 2021, HiTek’s two business lines operated in three revenue streams. Within the first business line, the services to large businesses, including hardware sales, accounted for 38% of total revenue and the software sales were 32% of total revenue. The second business line, ACTCS devices and services, were 31% of the total revenue.

In recent years, the Chinese tax regulators have been rolling out an electronic invoicing system. Electronic invoices enable enterprises to apply for, issue, transfer and check invoices through the unified online electronic invoice management system of Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

ACTCS Device and Services

For ACTCS supporting services, we charge fees on a yearly basis. This service guarantees smooth functions of ACTCS software covers any technical breakdowns related to the ACTCS software. For tax control system risk investigation service, we charge a one-time service charge for each investigation request.

Our ACTCS device consist primarily of selling GTD. For ACTCS devices sales, we charge one a piece-by-piece basis.

Revenue generated from our ACTCS device and services was 30.5% and 28.0%, respectively, of the total revenue derived from our businesses for the years ended December 31, 2021 and 2022.

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

Revenue generated from our software sales was 31.8% and 33.0%, respectively, of the total revenue derived from our businesses for the years ended December 31, 2021 and 2022.

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

Revenue generated from our hardware sales was 37.7% and 39.0%, respectively, of the total revenue derived from our businesses for the years ended December 31, 2021 and 2022.

Our Technology

We provide effective information technology services and secured tax solutions to business enterprises across a variety of monetization models. We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for research and development. The following is a list of our self-developed software.

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

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended December 31, 2022, two customers accounted for 49% of total HiTek’s revenues, the largest of which represented 36%. For the year ended December 31, 2021, two customers accounted for 42% of total HiTek’s revenues, the largest of which represented 28%. While we believe that one or more of our major customers could account for a significant portion of our sales for at least the year 2021, we anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers. For the year ended December 31, 2022, four suppliers accounted for 55% of the total purchases. For the year ended December 31, 2021, two suppliers accounted for 21% of the total purchases.

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

While we have benefited from the effects of word of mouth recommendation, digital advertising, and social media advertising, we are considering cooperating with professional advertising companies to initiate campaigns designed to further promote our brand and services. We will finalize a definitive plan for this marketing initiation after our initial public offering on NASDAQ.

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

Our research and development activities (“R&D”) are project based and the number of projects we work on varies annually. As of December 31, 2022, we had 3 full-time R&D professionals. We were successful in developing 12 software products and had obtained 6 Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, 3 Certificates in 2017 and 3 Certificates in 2018. Our Certificates last indefinitely. In the beginning of 2018, we established 3 joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreements with our employees and outside consultants.

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

C. Organizational Structure

Our corporate structure as of the date of this annual report is as follows:

D. Property

Our headquarters are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, where we own the office building with a floor area of 495 square meters. This includes our sales and marketing, communication and business development personnel and our management and operations facilities and customer services.

We currently lease 83 square meters of office space at Room 101, NO.77 Tianhu Road, Siming District, Xiamen, China. The lease expires on November 19, 2023 and can be renewed subject to mutual agreements. In addition, the Company also leased three other locations in Xiamen as warehouses.

Item 4A. Unresolved Staff Comments

Not required.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

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

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements, with HiTek and its subsidiaries. This is an offering of the ordinary shares of the offshore holding company in Cayman Islands. You are not investing in HiTek, the VIE. Neither we nor our subsidiaries own any share in HiTek. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of the Company. As such, through the VIE Agreements among WFOE, HiTek and HiTek’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE. However, the VIE agreements have not been tested in a court of law, and the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. See “Business — Contractual Arrangements between WFOE and HiTek” for a summary of these VIE Agreements.

We are an IT consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of this annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

VAT reporting is mandatory for all business enterprises in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the government-owned entity China Aerospace Science and Technology Corporation (“CASTC”), ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. The VIE entity, HiTek, is authorized to carry out the sales of GTD. We provide our customers with the necessary ACTCS for their VAT reporting, collection and processing. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS hardware necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Currently, there are three ACTCS services providers for Xiamen business enterprises, and we are one of them.

While we are confident that our competitive strengths will continue improving our business, we are keenly aware of the challenges that our business faces, especially the challenges in our services to SMEs which are stemmed from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required which is the cornerstone of our services to the SMEs. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out the electronic invoicing system starting from 2018. The electronic invoices enable enterprises to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

Complementing our physical service center, we started developing online service platform in 2018. As of January 2019, the online service platform enables tens of thousands of businesses in the Xiamen metropolitan area to securely process. Coupled with our first-mover advantage, this broad applicability has been driving our client base, resulting in around 54,872 active users, or approximately 27.3%   of Xiamen’s tax device service market shares as of December 31, 2022 according to the Xiamen Province Taxation Bureau’s statistics. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

In April 2021, WFOE established a wholly-owned subsidiary, Haitian Weilai under the laws of the PRC.  The strategy purpose of establishing the new subsidiary is for the integration of tax invoicing management services from Hitek to Haitian Weilai.

As part of the services to large businesses, HiTek currently sells Communication Interface System (“CIS”), its self-developed software which provides embedded system interface solutions for large businesses. CIS is a universal embedded interface system used in petrochemical and coal businesses to collect industrial, electricity, facility pressure and temperature statistics and convert to readable format for analytical purposes.

As part of our services provided to large businesses, Huasheng sold hardware such as laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors. After we launched CIS sales, we also introduced our hardware products to our CIS users. Our major business strategy in the market is to connect and source through exclusive relationships with manufacturers so that Huasheng can offer competitively priced hardware. From the beginning of 2022, Huasheng transferred the above business to the VIE. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. in the future. We have established the online support system in the beginning of 2018. The online system further enhances our customer experience, which is complemented by highly trained professionals and attractive physical store environment.

For the year ended December 31, 2022, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, include hardware sales, was 39.0% of the total revenue, and the software sales, was 33.0% of the total revenue, and the second business line, ACTCS devices and services, was 28.0% of the total revenue. For the year ended December 31, 2021, HiTek’s two business lines operated in three revenue streams the first business line, services to large businesses, include hardware sales, accounting for 37.7% of total revenue, and software sales, accounting for 31.8% of total revenue, and the second business line, ACTCS devices and services accounted for 30.5% of the total revenue. In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system.

In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. In light of the current circumstances, in the absence of long-term local lockdown, the Company estimates its financial results will not be adversely affected in 2023. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations and financial condition.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., the variable interest entity, and its subsidiaries. See “Business — Contractual Agreements between WFOE and HiTek” for a summary of these VIE arrangements. As of December 31, 2022, the VIE and its subsidiaries accounted for 96% and 98% of our total assets and total liabilities, respectively. As of December 31, 2021, the VIE and its subsidiaries accounted for 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2020, the variable interest entities accounted for 87% and 100% of our total assets and total liabilities, respectively.  As of December 31, 2022, 2021, and 2020, $955,941, $1,557,325 and $1,335,727 of cash was denominated in RMB, respectively.

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

In addition, any transfer of funds from us to any of our subsidiaries in China or VIEs, either as a shareholder loan or as an increase in registered capital, is subject to certain statutory limit requirements and registration or approval of the relevant PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority.  Our subsidiaries in China and VIEs are not permitted under PRC law to directly lend money to one another.

Therefore, it is difficult to change our capital expenditure plans once the relevant funds are remitted from our company to our subsidiaries in China or VIEs.  These limitations on the free flow of funds between us and our subsidiaries in China and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds internally in a timely manner.

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

Current PRC regulations permit our indirect subsidiaries in China to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Risks in relation to the VIE structure

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law (“FIL”) in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC FIL, and in December 2019, the State Council promulgated the Implementing Rules of PRC FIL, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC FIL. The PRC FIL and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC FIL, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC FIL and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC FIL has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC FIL and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC FIL, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2022:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$6,948	$3,474	$3,474	$-	$-
Loan Obligations
Principal	2,677,628	506,578	2,171,050	-	-
Interest	285,855	285,855	-	-	-
Total	$2,970,431	$795,907	$2,174,524	$-	$-

Below is a table setting forth all of our contractual obligations as of December 31, 2021:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$44,256	$26,051	$18,205	$-	$-
Total	$44,256	$26,051	$18,205	$-	$-

Below is a table setting forth all of our contractual obligations as of December 31, 2020:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$84,059	$44,740	$39,319	$-	$-
Total	$84,059	$44,740	$39,319	$-	$-

Consolidation

The Company provides substantially all of its services to large businesses and SMEs in China via the VIE and its subsidiaries, due to PRC legal restrictions of foreign ownership in certain sectors. Substantially all of the Company’s revenues, costs and net income in China are directly or indirectly generated through the VIE and its subsidiaries. The Company has signed various agreements with the VIE and legal shareholders of the VIE to allow the transfer of economic benefits from the VIE to the Company and to direct the activities of the VIE.

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the VIE and its subsidiaries accounted for 96% and 98% of our total assets and total liabilities, respectively. As of December 31, 2021, the VIE and its subsidiaries accounted for 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2020, the VIEs accounted for an aggregate of 87% and 100% of our total assets and total liabilities, respectively.  As of December 31, 2022 and December 31, 2021, $955,941, $1,557,325 and $1,335,727 of cash and equivalents were denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	As of December 31,
	2022	2021	2020
Current assets	$11,276,852	$11,779,996	$8,952,038
Total non-current assets	$9,102,933	$4,173,234	$3,628,891
Total Assets	$20,379,785	$15,953,230	$12,580,929
Total liabilities	$5,329,843	$3,793,609	$3,238,595

	Years Ended December 31,
	2022	2021	2020
Revenues	$6,228,595	$6,473,638	$5,804,727
Net income	$1,684,991	$2,061,517	$1,735,340

	Years Ended December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$4,016,852	$(757,861)	$3,025,193
Net cash (used in) provided by investing activities	$(7,349,231)	$400,006	$(865,047)
Net cash provided by financing activities	$2,749,498	$-	$-

Revenue Recognition

The Company follows ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Under ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales and (3) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

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

Performance Obligations - Software contracts with customers include multiple performance obligations such as sale of software license, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides a one-year warranty which mainly telephone supports. The Company estimates that costs associated with warranty are de minimis to the overall contract. Therefore, the Company does not further allocate transaction price.

The Company recognizes revenue when the software is accepted by the customer. Revenues from software sales contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

●	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. HiTek could provide supporting services to the new taxpayers.

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

Revenue from sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

The Company’s revenue derived from its gross billings is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

Revenue was comprised of the followings.

	Years Ended December 31,
	2022	2021	2020
Revenues
Hardware	$2,504,426	$2,434,694	$2,360,362
Tax devices and service	1,803,650	1,970,363	2,254,176
Software	2,120,532	2,056,106	1,053,467
IT services	-	-	136,722
Total revenues	$6,428,608	$6,461,163	$5,804,727

●	Contract balances

Prepayments received from customers before the services are performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for Golden Tax Disk and tax invoicing management service received from customers while the services have not yet been performed. The Company recognizes service fees as revenue on a straight-line basis in accordance with the service periods.

●	Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Accounts Receivable, Accounts Receivable from Related Party and Concentration of Risk

Accounts receivable is presented net of an allowance for doubtful accounts. If any, the Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed. The receivable is written off against the allowance.

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

The normal payment period is approximately six months to one year after the customers received goods or were served. The Company gave customers different credit period considering the above factors. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period. For IT outsourcing customers, the Company gives a year and half credit period. For small and medium customers, the Company gives a six months credit period.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable from related parties are the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company based on the Company’s best estimates and customers’ historical payment behaviors. The Company uses a one-year time period as the basis for the separation of current and non-current assets.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Leases

On December 31, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption relates to the recognition of Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it is reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements (“CFS”).

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our CFS.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

			Increase /	Percentage
	2022	2021	(Decrease)	Change
Hardware	$2,504,426	$2,434,694	$69,732	2.9%
CIS Software	2,120,532	2,056,106	64,426	3.1%
Tax devices and service	1,803,650	1,970,363	(166,713)	(8.5)%
Total revenues	$6,428,608	$6,461,163	$(32,555)	(0.5)%

We have the following three streams - hardware retail and wholesale, software sales, and ACTCS sales and services. The Hardware sales slightly increase was mainly from small retail sales. The Software sales consist of software sales and software services. The sales of software slightly increased was due to increase of maintenance service revenue. Tax Devices and service sales were decreased due to the new policies carried from January 2021 that the new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization. We expect the tax devices and service sales will be affected in the future. Our total revenues for the year ended December 31, 2022 were $6,428,608, a decrease of $32,555 or 0.5% from $6,461,163 for the year ended December 31, 2021. The overall decrease in revenue was mainly resulted from the decrease of tax device and service due to the new policy carried from January 2021.

The Company expects to expand tax control system risk investigation service for SMEs and also increase orders for software and hardware sales from major customers in 2023.

Cost and Margin

			Increase /	Percentage
	2022	2021	(Decrease)	Change
Total revenues	$6,428,608	$6,461,163	$(32,555)	(0.5)%

Cost of revenues	2,891,565	2,581,218	310,347	12.0%

Gross profit	3,537,043	3,879,945	(342,902)	(8.8)%
Margin %	55.0%	60.1%	(5.1)%

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the GTD (iv) compensation for the employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to the third parties.

Cost of revenues increased to $2,891,565 for the year ended December 31, 2022 from $2,581,218 for 2021. An increase of $310,347 or 12.0%. This increase was mainly due to cost of sales of software increased in 2022 compared to 2021.

Gross Profit. Our gross profit decreased to $3,537,043 for the year ended December 31, 2022 from $3,879.945 for 2021. Our gross profit as a percentage of revenue decreased to 55.0% for the year ended December 31, 2022 from 60.1% for 2021. This was mainly due to the increase of cost of software, for the software maintenance service from March 20, 2021 to July 31, 2021 is provided by Huoerguosi itself, which resulting in a reduction in costs and a higher GP% in 2021. The Company expects to continue to focus on projects with high gross profit such as services for SMEs, and at the same time, increase the hardware and software sales of large customers.

Operating Expenses

			Increase /	Percentage
	2022	2021	(Decrease)	Change
Selling expenses	$437,185	$76,477	$360,708	471.7%
% of revenue	6.8%	1.2%	5.6%	-
General and administrative expenses	1,472,648	1,699,934	(227,286)	(13.4)%
% of revenue	22.9%	26.3%	(3.4)%	-
Operating expenses	$1,909,833	$1,776,411	$133,422	7.5%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertisement and marketing expenses for promotion of our products. Selling expenses increased by 471.7% or $360,708 to $437,185 in the year ended December 31, 2022 from $76,477 in 2021. The increase was mainly because of the increase of the Company’s sales commission in connection with obtaining new orders. Selling expenses were 6.8% of total revenue for the year ended December 31, 2022 and 1.2% of total revenue in 2021. The Company expects to maintain the current ratio of selling expenses to revenue in 2023.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in salary and welfare expenses for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased in 13.4% or $227,286 to $1,472,648 for the year ended December 31, 2022 from $1,699,934 in 2021. The decrease was mainly due to the decrease of bad debt recovery of $124,847, and offset with the decrease of depreciation expense of $333,857. General and administrative expenses were 22.9% of total revenue for the year ended December 31, 2022 and 26.3% of total revenue in 2021. The Company expects to maintain the current ratio of general and administrative expenses to revenue in 2023.

Net Income

			Increase /	Percentage
	2022	2021	(Decrease)	Change
Operating income	$1,627,210	$2,103,534	$(476,324)	(22.6)%
Total other income	241,753	108,676	133,077	122.5%
Income before income taxes	1,868,963	2,212,210	(343,247)	(15.5)%
Income tax expense	(453,218)	(542,853)	89,635	(16.5)%
Net income	$1,415,745	$1,669,357	$(253,612)	(15.2)%
Effective tax rate	24.2%	24.5%		0.3%

Operating income. Operating income was $1,627,210 for the year ended December 31, 2022, compared to $2,103,534 for 2021. The decrease in operating income in 2022 was primary due to the decrease in gross profit.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $241,753 and $108,676 for the years ended December 31, 2022 and 2021, respectively. The increase was primarily due to the increase of interest income related to the loan receivables in the amount of $570,707 offset by the increase of interest expense for the borrowings of $285,353.

Income tax expense. Income tax expense was $453,218 for the year ended December 31, 2022, compared to $542,853 for 2021. The decrease in income tax expense was due primarily to the decrease in gross profit.

Effective tax rate. Effective tax rate was 24.2% for the year ended December 31, 2022, compared to 24.5% for 2021.

Net income. As a result of the factors described above, net income was $1,415,745 for the year ended December 31, 2022, a decrease of $253,612 from net income $1,669,357 for 2021.

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

We had the following four revenue streams - hardware retail and wholesale, software sales, outsourced IT services, and ACTCS sales and services. For the year ended December 31, 2021, we did not recognize the IT revenue because we could not reasonably be assured of collections of payments, and we will recognize the IT revenue when cash is collected in the future. From January 21, 2021, the new taxpayers can receive electronic tax control ukey for free from the Tax authorization, and the hardware sales of golden tax disks have decreased significantly, which was offset by the increase of tax device service due to the increased demand for electronic invoicing technical service. We expect the tax devices and service sales will be affected in the future. Our total revenues for the year ended December 31, 2021 were $6,461,163, an increase of $656,436 or 11.3% from $5,804,727 for the year ended December 31, 2020. The overall increase in revenue was mainly resulted from the increase of software sales as the business recovery from coronavirus outbreak in 2020.

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

B. Liquidity and Capital Resources

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

As of December 31, 2022 and 2021, we had cash of $1,203,160 and $2,091,308 respectively.

Working Capital. Working capital as of December 31, 2022 was $7,898,463 compared to $10,178,635 as of December 31, 2021. The decrease was mainly due to a decrease in short-term investments of $906,667, advances to suppliers of $629,154 and deferred offering cost of $109,121 which offset by an increase in accounts receivable of $914,104, loan receivable of $808,716 and inventory of $21,649. Current liabilities amounted to $4,203,695 as of December 31, 2022, compared to $2,788,504 as of December 31, 2021. This increase of liabilities was attributable mainly to an increase in accounts payable of $177,995, deferred revenue of $192,524, loan payable of $506,578 and tax payable of $372,175.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations and third-party loans. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs.

During 2020, the Company engages an external vendor to develop software APP. As of December 31, 2022, the Company paid product development costs of $421,679 and the total contract amount was $434,210. In March 2021, the Company signed a supplementary agreement to postpone the official launch after closing of the Company’s initial public offering. The Company had made a payment of $119,405 (VAT included) in January 2022 for the development costs and will make the final payment of $12,531 in 2023.

On January 21, March 28 and June 14, 2022, the Company entered into three borrowing agreements of RMB15,000,000 ($2,171,050 with an exchange rate of 0.1447 as of December 31, 2022), RMB1,500,000 ($217,205 with an exchange rate of 0.1447 as of December 31, 2022) and RMB3,500,000 ($506,578 with an exchange rate of 0.1447 as of December 31, 2022) from another third party in a normal course of business. The loan is a credit loan. The loan is due by January 20, 2024, July 27, 2022 and June 13, 2023, at 12%. RMB1,500,000 ($217,205) of the principal was paid as of December 31, 2022.

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in the collecting account receivables and other receivables. The accounts receivable, net and the accounts receivable of related party, net balance was $7,480,764 and $399,465 as of December 31, 2022, respectively. Subsequent to April 25, 2023, the Company collected receivables of $1,145,325.

The Company gives customers different credit periods considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period starting from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $6,802,306 and $6,171,410 as of December 31, 2022 and 2021, respectively. Subsequent to April 25, 2023, the Company has collected receivables of $978,411.

For IT outsourcing customers, the Company gives 18 months credit period. The accounts receivable, net balance was $nil and $64,478 as of December 31, 2022 and 2021, respectively.

For small and medium customers, the Company gives six months credit period. The accounts receivable, net balance was $1,077,923 and $218,621 as of December 31, 2022 and 2021, respectively.

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

Cash Flows Analysis

(a)	Operating Activities

(1)	Net cash provided by operating activities was $3,824,050 for the year ended December 31, 2022, while, net cash used in operating activities was $214,575 for the year ended December 31, 2021. The increase of $4,038,625 in net cash provided by operating activities for the year ended December 31, 2022 was mainly due to (1) an increase of $5,043,891 in short-term investments, (2) an increase of $744,721 in advances to suppliers, (3) an increase of $218,773 in inventory, (4) an increase of $97,776 in accounts payable, (5) an increase of $249,767 in deferred revenue, and (6) an increase of $160,612 in taxes payable. These were partially offset by a decrease of $1,390,669 in account receivable, $680,330 in prepaid expenses and other current assets.

(b)	Investing Activities

(2)

Net cash used in investing activities was $7,349,231 for the year ended December 31, 2022, while, net cash provided by investing activities was $400,006 for the year ended December 31, 2021. The increase of $7,749,237 in net cash used in investing activities for the year ended December 31, 2022 was mainly due to (1) an increase of $5,142,402 in loans lent to third parties, (2) an increase of $1,705,453 in redemption of held-to-maturity investments, (3) an increase of $691,751 in purchase of held-to-maturity investments, (4) an increase of $117,596 in recovery of third-party loans and (5) an increase of $92,035 in advance payment for software development.

On January 21, 2022, March 28, 2022, and June 14, 2022, HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the Lenders) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the Borrower) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned of RMB 40 million ($5.79 million with an exchange rate of 0.1447 as of December 31, 2022) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans ($2.89 million with an exchange rate of 0.1447 as of December 31, 2022). As of the date of this annual report, the aggregate outstanding principal amount of the Loans is RMB37 million ($5.36 million with an exchange rate of 0.1447 as of December 31, 2022). The loans will be due by January 20, 2024, and June 13, 2023, respectively. The Borrower can pre-pay the outstanding loan amount after twelve months without penalty.

(c)	Financing Activities

Net cash provided by financing activities was $2,749,498 and $nil for the years ended December 31, 2022 and 2021. For the year ended December 31, 2022, we had $2,749,498 cash inflow from borrowing from third parties.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

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

During 2020, we engaged an external vendor to develop software application. As of December 31, 2021, we paid product development costs totaled $333,717 and the total contract amount was $472,000. In March 2021, we signed a supplementary agreement to postpone the official launch after closing of our initial public offering. We planned to restart the project and make the final payment of $138,283 in December 2022, regardless of whether the IPO is completed or not.

We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in the collecting account receivables and other receivables. The account receivable, net and the account receivable of related party balance was $5,491,475 and $963,034 as of December 31, 2021, respectively. Subsequent to December 31, 2021 we had collected receivables in the total amount of $1,077,273 as of the date of the filing. As of December 31, 2022, we expected to collect additional $1,694,480. We may also raise capital through public offerings.

We gave customers different credit period considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gave a two-year credit period starting from March 2019 because of these customers’ long repayment cycle. The account receivable, net balance was $6,171,410 and $4,769,470 as of December 31, 2021 and 2020, respectively. From January 2022 to April 2022, these companies have repaid $827,200. As of December 31, 2022, the Company expects to collect additional $1,680,395.

For IT outsourcing customers, we gave a year and half credit period. The accounts receivable, net balance was $64,478 and $592,859 as of December 31, 2021 and 2020, respectively. From January 2022 to April 2022, these companies have repaid $31,452. As of December 31, 2022, we expected to collect additional $14,084.

For small and medium customers, we gave a half year credit period. The account receivable, net balance was $218,621 and $286,103 as of December 31, 2021 and 2020, respectively. We had collected the remaining balance by April 30, 2022.

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

C. Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for controlling the direction of outsourced R&D projects. Among all the software we have developed, CIS is the only software product we are currently marketing and generated revenue.

D. Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	53	Chairman of the Board
Xiaoyang Huang	53	Chief Executive Officer and Director
Tianyu Xia	33	Chief Financial Officer
Bo Shi	48	Chief Technology Officer
Wenhua Yang	54	Independent Director*
Jianben Song	64	Independent Director*
Lawrence Venick	50	Independent Director*

*	Appointment effective upon the closing of the Company’s initial public offering

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

Xiaoyang Huang

Ms. Xiaoyang Huang has been our CEO since our inception. Ms. Huang was appointed as our director upon closing of our initial public offering on April 4, 2023. She has been the Chief Executive Officer of HiTek, the VIE since 2000. Ms. Huang graduated from Nanjing Agricultural University and majored in Agricultural Information. She also went through a one-year accounting program in Renmin University of China from 2010 to 2011.

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

Wenhua Yang

Mr. Wenhua Yang has been our independent director since April 4, 2023. He was the Vice President of Beijing Huaxia Bank, Guanghua Road Branch from July 2002 to May 2004. From June 2004 to September 2006, he served as the Vice President of Beijing Guangda Bank, Guanghua Road Branch. From April 2006 to date, he served as the general manager of Beijing Nengju Trading Development Co., Ltd. He has worked for 15 years in the banking and business industries. Mr. Yang holds a Bachelor’s Degree in Accounting and a Master’s Degree in Business Management at Capital University of Economics and Business.

Jianben Song

Mr. Jianben Song has been our independent director since April 4, 2023. Mr. Song has been the data architect of Charter Communications since February 2013. From November 2010 to January 2013, he worked as a data architect for Bank of America, where he was responsible for designing databases. He has extensive experience in software engineering. Mr. Song graduated from Tsinghua University with a Bachelor’s degree in physics. He holds a Master’s degree in biophysics from the Institute of Biophysics, Academia China. He holds a Ph.D. in biophysics at the University of Rochester, New York.

Lawrence Venick

Mr. Lawrence Venick has been our independent director since April 4, 2023. Mr. Venick has been a Partner at Loeb & Loeb LLP since 2007. He is a corporate and securities lawyer focusing his practice on United States capital market transactions and corporate governance matters involving U.S. listed companies. Over the course of his career, Mr. Venick has represented a number of publicly traded companies listed on NASDAQ and The NYSE. Mr. Venick currently splits his time between Loeb & Loeb LLP’s Hong Kong and Beijing offices. He serves as the Managing Partner of the Hong Kong office and is the Chief Legal Representative of the Beijing office. From 2004 to 2012, Mr. Venick worked as a corporate lawyer in Loeb & Loeb LLP’s Los Angeles office. Prior to that time, Mr. Venick worked as a corporate lawyer in Wilson Sonsini Goodrich & Rosati PC’s Palo Alto office. Mr. Venick holds a B.A. from the University of California at Santa Barbra and a J.D. from Loyola Law School.

B. Compensation

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended December 31, 2022 and 2021:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang,	2022	12,484	56,476	0	0	0	0	0	68,960
Chief Executive Officer	2021	13,023	62,016	0	0	0	0	0	75,040

Bo Shi,	2022	28,706	29,724						58,430
Chief Technology Officer	2021	28,861	31,008	0	0	0	0	0	59,869

Tianyu Xia,	2022	53,504	0	0	0	0	0	0	53,504
Chief Financial Officer	2021	55,815	0	0	0	0	0	0	55,815

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

Our employment agreement with Xiaoyang Huang, our CEO, provides her term of one year with an annual salary of $70,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this annual report, the employment agreement with Xiaoyang Huang has been renewed and is currently in effect.

Our employment agreement with Bo Shi, our CTO, provides his term of one year with an annual salary of $55,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this annual report, the employment agreement with Bo Shi has been renewed and is currently in effect.

Our employment agreement with Tianyu Xia, our CFO, provides her term of three years with an annual salary of $60,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this annual report, the employment agreement with Tianyu Xia has been renewed and is currently in effect.

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

C. Board Practices

Committees of the Board of Directors

We have three committees under the board of directors on April 4, 2023, upon closing of Company’s initial public offering: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick. Mr. Wenhua Yang is the chairman of our audit committee. We have determined that Mr. Yang, Mr. Song and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Mr. Yang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick. Mr. Song is the chairman of our compensation committee. We have determined that Mr. Yang, Mr. Song and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wenhua Yang, Mr. Jianben Song and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Venick is the chairperson of our nominating and corporate governance committee. Mr. Yang, Mr. Song and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

D. Employees

We had 60, 66 and 75 employees as of December 31, 2022, 2021 and 2020, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022:

Function:
Management Department (HiTek)	8
Financial Department (HiTek)	4
Technical Service Department (HiTek)	11
Sales Training Department (HiTek)	7
Hotline Service Department (HiTek)	11
Research and Development Department (HiTek)	4
Operation and Maintenance Department (HiTek)	1
Financial Department (Huasheng)	1
Technical Service Department (Huasheng)	1
Management Department (Huoerguosi)	3
Operation and Maintenance Department (Huoerguosi)	2
Technical Service Department (weilai)	5
Financial Department (weilai)	2
Total	60

As of December 31, 2022, our employees were located in Xiamen, Fujian province and Huoerguosi, Xinjiang, China.

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

E. Share ownership.

The following table sets forth information regarding the beneficial of our ordinary shares as of April 25, 2023:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of April 25, 2023, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Ordinary Shares
	Beneficially Owned
	Number		%
Directors and Executive Officers:
Shenping Yin	8,192,000	(1)(2)	57.74%
Xiaoyang Huang	8,192,000	(1)(2)	57.74%
Tianyu Xia	-
Bo Shi	431,000	(3)	3.04%
Wenhua Yang	-
Jianben Song	-
Lawrence Venick	-
All Directors and Executive Officers:	8,623,000		60.78%
5% Shareholders:
Fortune Enterprise Holdings Limited	8,192,000	(1)(2)	57.74%

(1)	These Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.

(2)	These Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands company. Since Mr. Yin and Ms. Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.

(3)	Represents 431,000 Ordinary Shares held by Star Discover Global Limited, a British Virgin Islands company which Bo Shi owns and controls 60% equity interest and voting power.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

B. Related Party Transactions

Advances from Related Parties

As of December 31, 2022, Company had outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 3.04% owned by HiTek’s Chairman Mr. Shenping Yin, in the amount $598. The advances are due on demand and non-interest bearing.

As of December 31, 2021, Company had outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 5.7% owned by HiTek’s Chairman Mr. Shenping Yin, in the amount $4,163. The advances are due on demand and non-interest bearing.

Accounts receivables from related parties

As of December 31, 2022, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. was $399,465.

As of December 31, 2021, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. was $963,034.

Sales revenues from related parties

The Company generated sales revenues from Beijing Zhongzhe Yuantong Technology Co., Ltd., which is under the same common control with Baotou Zhongzhe Hengtong Technology Co., Ltd., in hardware sales of $nil for fiscal year ended December 31,2022 and 2021, and $255,344 for fiscal year ended December 31, 2020; and software sales of $nil for fiscal year ended December 31, 2022 and 2021, and $353,977 for fiscal year ended December 31, 2020.

Cost of revenues from related parties

The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd., 3.04% owned by HiTek’s Chairman Mr. Shenping Yin, in hardware of $11,830, $52,961 and $nil for fiscal years ended December 31, 2022, 2021 and 2020.

Employment Agreements

See “Item 6.B — Compensation — Employment Agreements”.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended CFS filed as part of this report. See Item 18 “Financial Statements.”

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HKIT”.

B. Plan of Distributions

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HKIT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Note applicable.

F. Expenses of the Issue.

Note applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete.

As of the date of this annual report, our authorized share capital consists of $50,000 divided into 500,000,000 shares, par value US$0.0001 per share, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares.

Our amended and restated memorandum and articles of association provide that our authorized share capital is $50,000 divided into 500,000,000 shares of a par value of $0.0001, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of the date hereof, there are 14,187,679 Ordinary Shares issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares .

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

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our subsidiaries in China. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. because they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

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

For the year ended December 31, 2022, we have not declared any dividends on our Ordinary Shares. To the extent the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Passive Foreign Investment Company (PFIC) Consequences

Based on our current and anticipated operations and the composition of our assets, we do not expect to be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Ordinary Shares.

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

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. For the year ended December 31, 2022, our Ordinary Share have not been listed on the Nasdaq Capital Market. Our Ordinary Shares started trading on the Nasdaq Capital Market on March 31, 2023. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the World Wide Web at http http://www.xmhitek.com/. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The depreciation of the RMB against the U.S. dollar in 2022 increased our comprehensive loss to $279,251 based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2022. As of December 31, 2022. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the post-effective amendment to the registration statement on Form F-1, as amended (File Number 333-228498) for our initial public offering, which was declared effective by the SEC on March 30, 2023. In April 2023, we completed our initial public offering in which we issued and sold an aggregate of 3,200,000 Ordinary Shares, at a price of $5.00 per share for $16 million.

We incurred approximately $2,476,860 in expenses in connection with our initial public offering, which included approximately $1,360,000 in underwriting discounts, approximately $250,000 in expenses paid to or for underwriters, and approximately $866,860 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $13,523,140 after deducting underwriting discounts and the offering expenses payable by us. As of today, we have not used any of the proceeds yet. We plan to use the net proceeds we receive from our initial public offering for the following purposes:

Use of net proceeds
Research and development	approximately US$2,700,000
Recruit additional employees	approximately US$3,380,000
Enhance our information technology systems	approximately US$4,730,000
General working capital	approximately US$2,710,000
Total	US$13,520,000

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our ICFR based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our ICFR was not effective as of December 31, 2022 due to the following material weaknesses:

●	We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues;

●	We do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding ICFR.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Wenhua Yang  qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Yang also is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

On July 9, 2019, we have adopted a code of ethics applicable to our directors, officers, and employees in accordance with applicable federal securities law and NASDAQ rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY LLP, our former independent registered public accounting firm, for the year ended December 31, 2021, and Wei, Wei & Co., LLP for the year ended December 31, 2022. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2022	2021
Audit fees(1)	$180,000	$181,380
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$180,000	$181,380

(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed or to be billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On December 2, 2022, UHY LLP (“UHY”) notified the Company of its intention to resign as the Company’s auditor on January 1, 2023. The auditor’s report of UHY on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through January 1, 2023, there has been: (1) no disagreement (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s consolidated financial statements for such years, and (2) no “reportable events” (as defined under Item 16F(a)(1)(v) of the instructions to Form 20-F), except the material weaknesses in the Company’s internal control over financial reporting previously reported in Item 15 “Controls and Procedures” in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2021 and 2020, respectively. The material weaknesses previously reports were: (i) the Company had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues; and (ii) the Company did not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process.

On February 15, 2023, the Company engaged of Wei, Wei & Co., LLP (“WWC”) to serve as the independent registered public accounting firm of the Company. During the two most recent fiscal years and through the subsequent interim period preceding WWC’s engagement, the Company has not consulted with WWC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WWC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided UHY with a copy of the above disclosure and requested that UHY furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statement. A copy of UHY’s letter is filed as Exhibit 16.1 to the Form 6-K filed on February 21, 2023, and is incorporated by reference herein.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended December 31, 2022, 2021 and 2020 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hitek Global Inc. and Subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

April 26, 2023

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hitek Global Inc. (the “Company”) as of December 31, 2021 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 13, 2022

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2021
Assets
Current assets
Cash	$1,203,160	$2,091,308
Short-term investments	4,290,348	5,197,015
Accounts receivable, net	3,271,218	2,357,114
Accounts receivable - related party, net	399,465	414,639
Advances to suppliers, net	481,769	1,110,923
Inventories, net	430,670	409,021
Deferred offering cost	917,446	1,026,567
Loan receivable	1,013,157	204,441
Prepaid expenses and other current assets	94,925	156,111
Total current assets	12,102,158	12,967,139

Non-current assets
Non-current accounts receivable	4,209,546	3,134,361
Non-current accounts receivable - related party	-	548,395
Non-current advance to a third party	421,679	333,717
Non-current loan receivable	4,342,100	-
Property, equipment and software, net	122,967	156,761
Operating lease right-of-use assets	6,641	-
Total non-current assets	9,102,933	4,173,234
Total Assets	$21,205,091	$17,140,373

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$696,734	$518,739
Loan payable	506,578	-
Deferred revenue	977,054	784,530
Taxes payable	1,671,322	1,299,147
Due to related parties	598	4,163
Accrued expenses and other current liabilities	348,167	181,925
Operating lease liabilities	3,242	-
Total current liabilities	4,203,695	2,788,504

Non-current Liabilities
Loan payable, non-current	2,171,050	-
Deferred income tax liabilities, non-current	1,300,421	1,225,641
Operating lease liabilities, non-current	3,399	-
Total non-current liabilities	3,474,870	1,225,641
Total Liabilities	7,678,565	4,014,145

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares*, par value $0.0001 per share, 490,000,000 shares authorized; 10,987,679 shares issued and outstanding	1,099	1,099
Additional paid-in capital	2,628,356	2,628,356
Statutory reserve	836,215	767,207
Retained earnings	10,340,107	8,993,370
Accumulated other comprehensive (loss) income	(279,251)	736,196
Total Shareholders’ Equity	13,526,526	13,126,228

Total Liabilities and Shareholders’ Equity	$21,205,091	$17,140,373

*	Retrospectively restated for effect of Reverse Split.

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2022	2021	2020
Revenues	$6,428,608	$6,461,163	$5,804,727
Cost of revenues	(2,891,565)	(2,581,218)	(2,633,455)
Gross profit	3,537,043	3,879,945	3,171,272

Operating expenses:
General and administrative	1,472,648	1,699,934	1,415,484
Selling	437,185	76,477	2,012
Total operating expenses	1,909,833	1,776,411	1,417,496

Operating income	1,627,210	2,103,534	1,753,776

Other income (expense)
Government subsidies	9,838	6,883	101,965
Net investment (loss) income	(19,363)	103,375	99,574
Financial income (expense), net	250,172	(2,190)	2,607
Other, net	1,106	608	179
Total other income	241,753	108,676	204,325

Net Income before provision for income taxes	1,868,963	2,212,210	1,958,101
Income tax expense	453,218	542,853	269,242

Net income	$1,415,745	$1,669,357	$1,688,859
Comprehensive income
Net income	$1,415,745	$1,669,357	$1,688,859
Foreign currency translation (loss) gain	(1,015,447)	290,407	521,914

Comprehensive income	$400,298	$1,959,764	$2,210,773
Earnings per ordinary share
– Basic and diluted	$0.13	$0.15	$0.15

Weighted average number of ordinary shares outstanding
– Basic and diluted	10,987,679	10,987,679	10,987,679

*	Retrospectively restated for effect of Reverse Split.

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2022, 2021 and 2020

	Ordinary Shares*		Additional			Accumulated other
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive (loss) income	Total Equity
Balance as of January 1, 2020	10,987,679	1,099	$2,628,356	$664,747	$5,737,614	$(76,125)	$8,955,691
Foreign currency translation adjustment	-	-	-	-	-	521,914	521,914
Net income	-	-	-	-	1,688,859	-	1,688,859
Appropriation of Statutory reserve	-	-	-	48,990	(48,990)	-	-
Balance as of December 31, 2020	10,987,679	1,099	2,628,356	713,737	7,377,483	445,789	11,166,464
Foreign currency translation adjustment	-	-	-	-	-	290,407	290,407
Net income	-	-	-	-	1,669,357	-	1,669,357
Appropriation of Statutory reserve	-	-	-	53,470	(53,470)	-	-
Balance as of December 31, 2021	10,987,679	1,099	2,628,356	767,207	8,993,370	736,196	13,126,228
Foreign currency translation adjustment	-	-	-	-	-	(1,015,447)	(1,015,447)
Net income	-	-	-	-	1,415,745	-	1,415,745
Appropriation of Statutory reserve	-	-	-	69,008	(69,008)	-	-
Balance as of December 31, 2022	10,987,679	$1,099	$2,628,356	$836,215	10,340,107	$(279,251)	$13,526,526

*	Retrospectively restated for effect of Reverse Split.

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December31,
	2022	2021	2020

Operating Activities
Net income	$1,415,745	$1,669,357	$1,688,859
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	21,881	355,738	378,594
Loss on disposal of property, plant and equipment			94
Interest income	(21,699)	(6,525)	(6,522)
Net investment loss (gain)	19,363	(103,375)	(99,574)
(Reversal of) doubtful accounts of receivables and advances to suppliers	(6,442)	(123,754)	(33,519)
(Reversal of) provision for obsolete inventories	2,217	(5,317)	6,783
Deferred income tax	177,029	340,624	242,296
Changes in operating assets and liabilities:
Short-term investment –trading securities	2,418,675	(2,625,216)	(174,379)
Accounts receivable	(2,490,725)	(1,100,056)	934,525
Accounts receivable - related party	499,933	578,157	186,223
Advances to suppliers	560,352	(184,369)	(848,649)
Deferred offering cost	60,000	155,915	(335,898)
Inventory	(57,899)	(276,672)	397,603
Prepaid expenses and other current assets	89,583	769,913	(673,019)
Due from related party			708
Accounts payable	225,198	127,422	172,025
Deferred revenue	261,856	12,089	(58,463)
Taxes payable	488,419	327,807	159,464
Due to related parties	(3,320)	1,062	2,843
Accrued expenses and other current liabilities	163,884	(127,375)	(7,144)
Net cash provided by (used in) operating activities	3,824,050	(214,575)	1,932,850

Investing Activities
Advance payment for software development	(117,617)	(25,582)	(285,346)
Loans to third parties	(5,498,997)	(356,595)	(144,925)
Repayment from third-party loans	199,463	317,059	-
Purchases of held-to-maturity investments	(1,932,080)	(1,240,329)	(2,463,732)
Redemption of held-to-maturity Investments	-	1,705,453	2,028,956
Net cash (used in) provided by investing activities	(7,349,231)	400,006	(865,047)

Financing activities:
Borrowing from third parties	2,749,498	-	-
Net cash provided by financing activities	2,749,498	-	-

Effect of exchange rate changes on cash and equivalents	(112,465)	44,323	17,531
Net (decrease) increase in cash	(888,148)	229,754	1,085,334
Cash and equivalents at beginning of year	2,091,308	1,861,554	776,220
Cash and equivalents at end of year	$1,203,160	$2,091,308	1,861,554

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$45,002	$32,646	26,300

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$6,820	$-	-

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

Notes to CONSOLIDATED Financial Statements

December 31, 2022 and 2021

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

The Company issued 10,987,679 ordinary shares to Fortune Enterprise Holdings Limited, an entity 100% owned by Shenping Yin, and eight other shareholders on November 3, 2017 and December 16, 2017. Of the 10,987,679 ordinary shares, 74.55% was owned by Fortune Enterprise Holdings Limited. On November 20, 2017, the Company formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

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

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a wholly owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), a wholly owned subsidiary of HiTek was established in XinJiang Province, PRC.

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly owned subsidiary of WFOE was incorporated under the laws of the PRC.

As all the above mentioned companies presented were under common control, the series of contractual arrangements between the Company and HiTek in March 2018 constituted a reorganization under common control and were required to be retrospectively applied to the consolidated financial statements (“CFS”) at their historical amounts. The CFS are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The accounting and financial reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and the preparation of the CFS is in conformity with GAAP which requires management to make estimates and assumptions that affect reported amounts and disclosures.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

According to the significance thresholds, the previously issued Consolidated Balance Sheet as of December 31, 2021 was reclassified certain amount of prepaid expenses and other current assets into loan receivable. These reclassifications had no effect on the reported results of operations. The item was reclassified as follows.

	Previously reported
	December 31, 2021	(Decrease)/ Increase	December 31, 2021
			(Reclassified)
Consolidated Balance Sheets
Current assets:
Loan receivable	$-	$204,441	$204,441
Prepaid expenses and other current assets	$360,552	$(204,441)	$156,111

Principles of Consolidation

The accompanying consolidated financial statements include financial information related to the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the primary beneficiary.

In preparing the CFS, all significant inter-company accounts and transactions were eliminated. Assets held in an agency or fiduciary capacity are not included in the CFS.

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

During the years ended December 31, 2022, 2021 and 2020, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions and professional fee payments. As of December 31, 2022, our VIEs accounted for 96% and 98% of our total assets and total liabilities, respectively. As of December 31, 2021, our VIEs accounted for 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2022 and 2021, $955,941 and $1,557,325 of cash and equivalents were denominated in RMB, respectively.

Use of Estimates and Assumptions

The preparation of the CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s CFS include allowance for doubtful accounts, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Fair Values of Financial Instruments

The U.S. GAAP accounting standards regarding FV (“FV”) of financial instruments and related FV measurements define FV, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring FV.

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

ASC 825-10 “Financial Instruments”, allows entities to voluntarily choose to measure certain financial assets and liabilities at FV (FV option). The FV option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the FV option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the FV option to any outstanding instruments.

The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, deferred offering costs, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their FV based on the short-term maturity of these instruments.

The Company’s investments measured at FV on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. The following table presents information about our assets and liabilities that are measured at FV on a recurring basis as of December 31, 2022 and 2021 and indicates the FV hierarchy of the valuation techniques we utilized to determine such FV. The valuation techniques are based on the FV measurement on a recurring basis of trading securities and held-to-maturity debt securities.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Trading securities	$2,408,772	$2,408,772	$-	$-
Held-to-maturity debt securities	1,881,576	1,881,576	-	-
Total	$4,290,348	$4,290,348	$-	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Trading securities	$5,197,015	$188,208	$5,008,807	$-
Total	$5,197,015	$188,208	$5,008,807	$-

Earnings Per Share (“EPS”)

Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the period.

For the years ended December 31, 2022, 2021 and 2020, there were no other contracts to issue ordinary shares, such as options, warrants or conversion rights, which would have a dilutive effect on EPS.

Cash

Cash consists of cash on hand and cash in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2022 and 2021, cash balances held in PRC banks are uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2022 and 2021.

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, short-term investments, trade accounts receivable, and accounts receivable from related parties and advances to suppliers. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Impact of COVID-19

As of the date of this report, the COVID-19 pandemic is generally considered under control in China. In light of the current circumstances, in the absence of long-term local lockdown, the Company estimates its financial results will not be adversely affected in year 2023. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations and financial condition.

Short-term Investments

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks. The Company accounts for short term investment in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for short term investments are included in Consolidated Statements of Operations.

If a security is acquired with the intent of selling it within hours or days, the security is classified as a trading security. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security is classified as held-to-maturity security. The Company classifies investments in wealth management products issued by commercial banks as held-to-maturity securities as the Company intends to hold these investments in wealth management products until maturity and the maturity terms of these investments are within one year.  Due to the short-term maturity, the investments in wealth management products are valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in FV below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its FV at the balance sheet date of the reporting period for which the assessment is made.

Accounts Receivable, Accounts Receivable from Related Party and Concentration of Risk

Accounts receivable is presented net of an allowance for doubtful accounts. If any, the Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company reviews the collectability of its receivables on an ongoing basis. After all attempts to collect a receivable have failed. The receivable is written off against the allowance.

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

The normal payment period is approximately six months to one year after the customers received goods or are served. The Company gives customers different credit period considering the above factors. For the large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period. For IT outsourcing customers, the Company gives a year and half credit period. For small and medium customers, the Company gives a half year credit period.

In accordance with ASC 210-10-45, the non-current accounts receivable and non-current accounts receivable from related parties represent the amounts that the Company does not reasonably expect to be realized during the normal operating cycle of the Company based on the Company’s best estimates and customers’ historical payment behaviors. The Company uses approximately one-year time period as the basis to the separation of current and non-current assets.

Advances to Suppliers

Advances to suppliers represent amounts prepaid to suppliers for purchases of inventory. In evaluating the recoverability of such advances, the Company mainly considers the age of the balance and ability of the suppliers to perform the related obligations. As of December 31, 2022 and 2021, advances to suppliers consisted of the following:

	2022	2021
Advances to suppliers - Inventories	$483,435	$751,301
Advances to suppliers - Services	-	366,903
Less: reserve for amount not recoverable	(1,666)	(7,281)
Total	$481,769	$1,110,923

As of December 31, 2021, advances to third-party suppliers for services were $366,903, which includes $304,592 of advances for outsourcing software service, and $62,311 of advances for sales commission. As of December 31, 2022, there was no advance to service suppliers as the related outsourcing software service contract had expired.

Deferred Offering Costs

The Company complies with ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Inventories

Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Property, Equipment and Software

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated FV and its book value.  The Company did not record any impairment charge for the years ended December 31, 2022, 2021 and 2020.

Revenue Recognition

The Company follows ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”) for its revenue recognition accounting policy that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In accordance with ASC 606, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied.

The Company generates its revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

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

The Company recognizes revenue when the software is accepted by the customer. Revenues from software sales contracts are classified as “Revenue-Software” on the Company’s consolidated statements of operations.

●	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, the new taxpayers can receive electronic tax control ukey for free from the Tax authority. HiTek could provide supporting services to the new taxpayers.

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

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue related to tax control system risk investigation service is recognized at the point in time when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that are sold separately and charged to customers at contract inception.

The Company’s revenue derived from its gross billings is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

Revenue was comprised of the followings.

	Years Ended December 31,
	2022	2021	2020
Revenues
Hardware	$2,504,426	$2,434,694	$2,360,362
Tax devices and service	1,803,650	1,970,363	2,254,176
Software	2,120,532	2,056,106	1,053,467
IT services	-	-	136,722
Total revenues	$6,428,608	$6,461,163	$5,804,727

●	Contract balances

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

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for Golden Tax Disk (defined below) received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. Deferred revenue as of December 31, 2022 and 2021 was $977,054 and $784,530, respectively. For the years ended December 31, 2022, 2021 and 2020, the Company recognized revenue of $784,530, $752,286 and $763,191, respectively, that was included in the deferred revenue balance at the beginning of each year.

Cost of Revenue

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the GTD; and (iv) compensation for the employees who handle the products and other costs that are necessary for us to provide the services to our customers.

Selling Expenses

Selling expenses consists of primarily shipping and handling costs for products sold and advertisement, marketing expenses for promotion of our products. During the year ended December 31, 2022 and 2021, selling expenses also included sales commission paid to a third party for obtaining contracts with customers.

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

Government Subsidies

Grants are given by the government to mainly support the Company for the increase in production and social insurance compensation for rural laborers. Grants are recognized as government subsidies income in the consolidated statements of operations when received.

Research and Development Expenses

The Company follows FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility Is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, research and development (“R&D”) costs are generally expensed as incurred.

The Company expenses R&D expenses as incurred and are included as part of general and administrative expenses. R&D expenses for the years ended December 31, 2022, 2021 and 2020 were $42,052, $43,661 and 35,904, respectively.

The Company defers certain costs related to the software development activities associated with certain software which the Company has determined have future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses them if it deems there no longer is a future benefit. The Company has two software (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application) and they are fully amortized as of December 31, 2022.

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

The Company applied the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s CFS. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

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

Foreign Currency Translation

The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The CFS are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income / loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The exchange rates as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and 2021 are as follows:

	December 31,		Years Ended December 31,
	2022	2021	2022	2021
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.9091	6.3588	6.7285	6.4499

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended December 31, 2022, 2021 and 2020 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

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

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers.

The Company follows ASC 280 in evaluating the internal organization and reporting used by the Company’s chief operating decision maker (that is the Company’s CEO) for making decisions, allocating resources and assessing performance. Since the Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC, the Company has determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Leases

On December 31, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, previously reported financial information has not been restated to reflect the application of the new standard to the comparative periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

The most significant impact upon adoption relates to the recognition of Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

Recent Accounting Pronouncements

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adoption of this guidance on its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its CFS.

NOTE 3 – SHORT-TERM INVESTMENT

Short-term investments consisted of the following.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Trading securities	$2,408,772	$2,408,772	$-	$-
Held-to-maturity debt securities	1,881,576	1,881,576	-	-
Total	$4,290,348	$4,290,348	$-	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Trading securities	$5,197,015	$188,208	$5,008,807	$-
Total	$5,197,015	$188,208	$5,008,807	$-

Net investment (loss) income for the years ended December 31, 2022, 2021 and 2020 consists of the following.

	December 31,
	2022	2021	2020
(Loss) Gain from sales of short-term investments:
Trading securities	$(30,848)	$3,945	$46,492
Held-to-maturity debt securities	-	17,189	32,093
Unrealized holding income:
Trading securities	(2,722)	82,241	20,989
Held-to-maturity debt securities	14,207	-	-
Net investment (loss) income	$(19,363)	$103,375	$99,574

NOTE 4 – accounts receivable, Net

At December 31, 2022 and 2021, accounts receivable, net consisted of the following.

	2022	2021
Accounts receivable	$3,435,340	$2,536,589
Less: allowance for doubtful accounts	(164,122)	$(179,475)
Accounts receivable, net	$3,271,218	$2,357,114
Accounts receivable – related party, net	$399,465	$414,639
Non-current accounts receivable	$4,209,546	$3,134,361
Non-current accounts receivable-related party	$-	$548,395

The following table describes the movements in the allowance for doubtful accounts during the years ended December 31, 2022 and 2021.

Balance at January 1, 2021	$298,224
Decrease in allowance for doubtful accounts	(124,881)
Foreign exchange difference	6,132
Balance at December 31, 2021	179,475
Decrease in allowance for doubtful accounts	(1,087)
Foreign exchange difference	(14,266)
Balance at December 31, 2022	$164,122

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. For the years ended December 31, 2022, 2021 and 2020, doubtful accounts recovery for accounts receivable was $1,087 and $124,881and $27,696, respectively.

NOTE 5 – INVENTORIES, NET

At December 31, 2022 and 2021, inventories consisted of the following.

	2022	2021
Inventory	$442,681	$419,726
Less: reserve for obsolete inventories	(12,011)	(10,705)
Total	$430,670	$409,021

Inventory includes computer, network hardware, and Golden Tax Disks. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. For the year ended December 31, 2022, reserve for obsolete inventories was $2,217. For the year ended December 31, 2021, recovery for obsolete inventories was $5,317. For the year ended December 31, 2020, reserve for obsolete inventories was $6,783.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At December 31, 2022 and 2021, prepaid expenses and current assets consisted of the following.

	2022	2021
Other receivables, net	$48,320	$105,623
Interest receivable	42,263	6,619
Prepaid expenses	4,342	43,869
Total	$94,925	$156,111

NOTE 7 – LOAN RECEIVABLE

 At December 31, 2022 and 2021, loan receivable consisted of the following.

	2022	2021

Short-term loan receivable	$1,013,157	$204,441
Long-term loan receivable	4,342,100	-
Total	$5,355,257	$204,441

On April 12, 2021, the Company entered into a loan agreement of RMB1,300,000 ($204,441) to an unrelated party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cashflows. The loan was due by March 31, 2022 at 4.5%. The principal and the accrued interest related to such loan were repaid in full by March 31, 2022.

On January 21, 2022, March 28, 2022 and June 14, 2022, the Company entered into three loan agreements RMB30,000,000 ($4,342,100 with an exchange rate of 0.1447 as of December 31, 2022), RMB3,000,000 ($434,210 with an exchange rate of 0.1447 as of December 31, 2022) and RMB7,000,000 ($1,013,157 with an exchange rate of 0.1447 as of December 31, 2022) to a third party, which was restricted for its operating activities, to improve the utilization and efficiency of the Company’s free cashflows. The loans are due by January 20, 2024, July 27, 2022 and June 13, 2023, and they carry an interest at 12%, respectively. RMB 3,000,000 ($434,210) of the principal and RMB120,000 ($17,368) of the interest have been repaid by August 5, 2022. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit that was issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining rights for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for a production of 1.306 million cubic meters per year.

Interest income for the years ended December 31, 2022, 2021 and 2020 was $555,789, $7,343 and $6,395 respectively, which was accrued as interest receivable (see Note 6).

NOTE 8 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract (for internal use) (Corporate Full-Service Platform Mobile Application) which the software development company obligated to perform certain specific software development activities on September 10, 2020. The scope of the work includes analyzing and confirming the application requirements checklist provided by the Company, designing under user interface, coding, arranging/locating the servers, and launching. As of December 31, 2022, the total contract price was approximately $434,000 and shall be paid using installment payment method (30% within 30 working days after the signing of this contract, 50% within 30 working days upon launching of the official version, and 20% within 90 working days upon launching of the official version). The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. As of December 31, 2022, product development costs capitalized totaled $421,679 (recorded in non-current advances to a third party) and the Company’s commitments to additional costs under software development contracts amounted to $12,531 as of December 31, 2022. In March 2021, the Company signed a supplementary agreement to postpone the official launch after closing of the Company’s initial public offering. It will be transferred to property, equipment and software, net under appropriate conditions. The Company will restart the project and make the final payment of $12,531 in 2023.

NOTE 9 – PROPERTY, equipment AND SOFTWARE, net

At December 31, 2022 and 2021, property, equipment and software consisted of the following.

	2022	2021
Office furniture	$2,576	$2,798
Computer equipment	6,545	7,111
Transportation equipment	67,580	73,429
Buildings and improvements	448,607	487,430
Software	1,068,156	1,160,596
	1,593,464	1,731,364
Less: accumulated depreciation and amortization	(1,470,497)	(1,574,603)
	$122,967	$156,761

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses were $21,881, $355,738 and 378,594, respectively.

NOTE 10 – Taxes payable

At December 31, 2022 and 2021 taxes payable consisted of the following.

	2022	2021
Value-added tax payable	$1,135,002	$990,173
Income tax payable	404,617	198,130
Other taxes payable	131,703	110,844
Total	$1,671,322	$1,299,147

NOTE 11 – RELATED PARTY TRANSACTIONS

The following are related party balances as of December 31, 2022 and 2021.

	2022	2021
Accounts receivable
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$399,465	$414,639
	$399,465	$414,639
Non-current accounts receivable-related parties
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$-	$548,395
	$-	$548,395

	2022	2021
Due to related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$598	$4,163
	$598	$4,163

The following are related party transactions for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Revenue
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$-	$-	$609,321
	$-	$-	$609,321
Cost of revenues
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$11,830	$52,961	$-
	$11,830	$52,961	$-

(1)	Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and one of the minority shareholders of HiTek are under common control. The Company generated sales revenues from Beijing Zhongzhe Yuantong Technology Co., Ltd., in hardware sales of $nil for fiscal year ended December 31,2022 and 2021, and $255,344 for fiscal year ended December 31, 2020; and software sales of $nil for fiscal year ended December 31, 2022 and 2021, and $353,977 for fiscal year ended December 31, 2020. As of December 31, 2022 and 2021, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. is $399,465 and $963,034, respectively. As of April, 25, 2023, Beijing Zhongzhe subsequently repaid $399,465.

(2)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd., in hardware of $11,830, $52,961 and $nil for fiscal year ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., in the amount of $598 and $4,163, respectively. The advances are due on demand and non-interest bearing.

NOTE 12 – Leases

A summary of supplemental information related to operating leases as of December 31, 2022 is as follows.

Operating lease ROU assets	$6,641

Operating lease liabilities-current	$3,242
Operating lease liabilities-non current	3,399
Total operating lease liabilities	$6,641

Weighted average remaining lease term	2.0 years
Weighted average discount rate	4.8%

The following table represents the maturity of lease liabilities as of December 31, 2022.

12 months ending December 31,
2023	$3,474
2024	3,474
Total lease payments	6,948
Less: interest	(307)
Present value of lease liabilities	$6,641

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

At December 31, 2022 and 2021 accrued expenses and other current liabilities consisted of the following.

	2022	2021
Payroll	$253,212	$180,855
Interest payable	21,132	-
Other payable	73,823	1,070
Total	$348,167	$181,925

NOTE 14 – BORROWINGS

At December 31, 2022 and 2021, borrowings consisted of the following.

	2022	2021
Short-term borrowings	$506,578	$-
Long-term borrowings	2,171,050	-
Total	$2,677,628	$-

On January 21, March 28 and June 14, 2022, the Company entered into three borrowing agreements of RMB15,000,000 ($2,171,050 with an exchange rate of 0.1447 as of December 31, 2022), RMB1,500,000 ($217,205 with an exchange rate of 0.1447 as of December 31, 2022) and RMB3,500,000 ($506,578 with an exchange rate of 0.1447 as of December 31, 2022) from another third party in a normal course of business. The loan is a credit loan. The loans will be due by January 20, 2024, July 27, 2022 and June 13, 2023, at 12%, respectively. RMB1,500,000 ($217,205) of the principal was repaid as of December 31, 2022.

The interest expense for the years ended December 31, 2022, 2021 and 2020 was $277,894, $nil and $nil. respectively.

NOTE 15 – STATUTORY RESERVE

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). As of December 31, 2022 and 2021, the balance of total statutory reserves was $836,215 and $767,207, respectively.

NOTE 16 – ORDINARY SHARES

The Company is authorized to issue 500,000,000 ordinary shares of $0.0001 par value. On November 3, 2017 and December 16, 2017, the Company issued 10,987,679 ordinary shares to nine shareholders.

On July 15, 2021, the Company approved and adopted the amended and restated memorandum and articles of association. The amended and restated memorandum and articles of association provide that, the Company’ s authorized share capital upon completion of the offering will be $50,000 divided into 500,000,000 shares of a par value of $0.0001, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares.

NOTE 17 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the CFS as HiTek Hong Kong Limited has no assessable profits for the years ended December 31, 2022, 2021 and 2020.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. Since the beginning of 2022, Huoerguosi did not enjoy the above preferential tax policy.

The Company’s income (loss) before income taxes includes the following for the years ended December 31.

	2022	2021	2020
Non-PRC operations	$(385,297)	$(328,672)	$(46,483)
PRC operations	2,254,260	2,540,883	2,004,584
Total income before income taxes	$1,868,963	$2,212,211	$1,958,101

Income tax expense was comprised of the followings for the years ended December 31.

	2022	2021	2020
Current tax expense
PRC	$276,190	$202,229	$26,946
Deferred tax expense
PRC	177,028	340,624	242,296
Total income tax expense	$453,218	$542,853	$269,242

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2022 and 2021 as follows.

	2022	2021
Deferred tax assets
Net operating loss	$5,313	$8,060
Deferred revenue	205,605	147,876
Unbilled cost	355,461	225,242
Unbilled interest expenses	34,592	-
Software amortization	267,039	290,149
Allowance for doubtful accounts	8,308	15,270
Inventories obsolescence	7,043	1,759
Unrealized losses on trading securities	1,809	1,966
Accrued Bonus	62,441	40,377
Other	31,819	27,491
Total deferred tax assets	979,430	758,190
Deferred tax liabilities
Unbilled revenue	(2,149,169)	(1,880,466)
Unbilled interest income	(69,149)	-
Deferred government subsidiary income	(42,806)	(46,511)
Unrealized gain on short-term investment	(2,796)	(23,742)
Other	(4,462)	(13,977)
Total deferred tax liabilities	(2,268,382)	(1,964,696)
Valuation allowance	(11,469)	(19,135)
Net deferred tax liabilities	$(1,300,421)	$(1,225,641)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the years ended December 31.

	2022	2021	2020
PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in different jurisdictions	5.2%	3.7%	-%
Permanent difference
For inventory loss	-	-	0.1%
For deferred offering costs	0.0%	0.7%	(2.5)%
For others	(0.1)%	0.4%	0.8%
Tax holiday effect	(5.9)%	(5.3)%	(9.6)%
Effective tax rate	24.2%	24.5%	13.8%

Uncertain Tax Positions

The Company did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2022 and 2021.

NOTE 18 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31.

	2022	2021	2020
Numerator:
Net income	$1,415,745	$1,669,357	$1,688,859
Denominator:
Weighted-average shares used in computing basic and diluted net income per share	10,987,679	10,987,679	10,987,679
Net income per share of ordinary shares: -basic and diluted	$0.13	$0.15	$0.15

NOTE 19 – CONCENTRATIONS

Major Customers

Details of customers accounted for 10% or more of the Company’s total revenues are as follows.

	Years Ended December 31,
	2022		2021		2020

Custom A	$2,291,651	36%	$1,784,738	28%	$1,254,945	22%
Custom B	834,911	13%	896,220	14%	-	-%
Custom C	-	-%	-	-%	609,322	10%
Total	$3,126,562	49%	$2,680,958	42%	$1,864,267	32%

Details of customers accounted for 10% or more of the Company’s accounts receivable are as follows.

	December 31,
	2022		2021		2020

Custom A	$5,274,060	67%	$4,256,804	66%	$3,001,818	53%
Custom B	1,864,208	24%	1,027,238	16%	-	-%
Custom C	-	-%	963,034	15%	1,509,383	27%
Total	$7,138,268	91%	$6,247,076	97%	$4,511,201	80%

Major Suppliers

Details of suppliers accounted for 10% or more of the Company’s total purchases are as follows.

	Years Ended December 31,
	2022		2021		2020

Supplier A	$-	-%	$295,283	11%	$563,653	22%
Supplier B	-	-%	-	-%	415,779	16%
Supplier C	472,988	16%	-	-%	-	-%
Supplier D	430,744	15%	267,933	10%	-	-%
Supplier E	366,115	13%	-	-%	-	-%
Supplier F	326,836	11%	-	-%	-	-%
Total	$1,596,683	55%	$563,216	21%	$979,432	38%

Details of suppliers accounted for 10% or more of the Company’s accounts payable are as follows.

	December 31,
	2022		2021		2020

Supplier G	$131,661	19%	$-	-%	$51,472	14%
Supplier H	79,605	11%	86,494	17%	49,788	13%
Supplier I	-	-%	-	-%	45,827	12%
Supplier J	-	%	-	-%	40,039	11%
Supplier E	155,990	22%	-	-%	-	-%
Supplier K	-	-%	84,671	16%	-	-%
Supplier L	-	-%	66,068	13%	-	-%
Total	$367,256	52%	$237,233	46%	$187,126	50%

NOTE 20 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2022 and 2021, the Company was not aware of any litigation or proceedings against it.

Underwriter Agreement

On November 10, 2020, the Company entered into an engagement with R.F. Lafferty & Co., Inc. and US Tiger Securities, Inc. (the “Underwriters”). The agreement expired on November 9, 2021 and it was amended by all parties to extend the service termination date to December 31, 2022.

On August 16, 2022, US Tiger Securities, Inc. terminated the underwriter agreement with the Company that was executed on November 10, 2020 and amended on November 9, 2021.

On August 25, 2022, the Company entered into an engagement with R.F. Lafferty & Co., Inc. and Pacific Century Securities, LLC. (the “New Underwriters”). The agreement will expire on the earlier of August 24, 2023 or the final closing of an Offering. Under the engagement, the Company agrees to pay the following fees:

1)	Cash retainer: $100,000 which is refundable to the extent that the New Underwriters’ incurred expenses are less than the retainer paid.

2)	Cash fee: At the closing of the IPO, the New Underwriters will receive a commission equal to eight and one-half percent (8.5%) of the gross proceeds received.

3)	Non-Accountable expenses: $150,000 payable at the closing of the IPO which is intended to cover the New Underwriters’ legal and road show expenses associated with the IPO.

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

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2022	2021
Current assets	$11,276,852	$11,779,996
Total non-current assets	$9,102,933	$4,173,234
Total Assets	$20,379,785	$15,953,230
Total liabilities	$5,329,843	$3,793,609

	Years Ended December 31,
	2022	2021	2020
Revenues	$6,228,595	$6,473,638	$5,804,727
Net income	$1,684,991	$2,061,517	$1,735,340

	Years Ended December 31,
	2022	2021	2020
Net cash provided by (used in) operating activities	$4,016,852	$(757,861)	$3,025,193
Net cash (used in) provided by investing activities	$(7,349,231)	$400,006	$(865,047)
Net cash provided by financing activities	$2,749,498	$-	$-

NOTE 21 – SUBSEQUENT EVENTS

On March 31, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Pacific Century Securities, LLC and R.F. Lafferty & Co., Inc., as the representatives of the underwriters relating to the Company’s initial public offering (the “IPO”) of 3,680,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), including 480,000 Ordinary Shares issuable upon the full exercise of the underwriters’ over-allotment option.

In April 2023, the Company completed initial public offering in which the Company issued and sold 3,200,000 Ordinary Shares, at $5.00 per share for $16 million. The net proceeds raised from the initial public offering were $13,523,140 after deducting underwriting discounts and the offering expenses payable by the Company.

The following table sets forth the pro forma condensed balance sheet as of December 31, 2022 on an actual basis; and on a pro forma as adjusted basis to reflect the issuance and sale of 3,200,000 Ordinary Shares at a price of US$5.00 per Ordinary Share, after deducting the underwriting discounts, and the estimated offering expenses payable.

	December 31, 2022
	Actual	Pro Forma As Adjusted
	US$	US$
Assets		(unaudited)
Current assets
Cash (1)	$1,203,160	$17,203,160
Short-term investments	4,290,348	4,290,348
Accounts receivable, net	3,271,218	3,271,218
Accounts receivable - related party, net	399,465	399,465
Advances to suppliers, net	481,769	481,769
Inventories, net	430,670	430,670
Deferred offering cost (2)	917,446	-
Loan receivable	1,013,157	1,013,157
Prepaid expenses and other current assets	94,925	94,925
Total current assets	12,102,158	27,184,712

Non-current assets
Non-current accounts receivable	4,209,546	4,209,546
Non-current advance to a third party	421,679	421,679
Non-current loan receivable	4,342,100	4,342,100
Property, equipment and software, net	122,967	122,967
Operating lease right-of-use assets	6,641	6,641
Total non-current assets	9,102,933	9,102,933
Total Assets	$21,205,091	$36,287,645

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$696,734	$696,734
Loan payable	506,578	506,578
Deferred revenue	977,054	977,054
Taxes payable	1,671,322	1,671,322
Due to related parties	598	598
Accrued expenses and other current liabilities (3)	348,167	1,907,581
Operating lease liabilities	3,242	3,242
Total current liabilities	4,203,695	5,763,109

Non-current Liabilities
Loan payable, non-current	2,171,050	2,171,050
Deferred income tax liabilities, non-current	1,300,421	1,300,421
Operating lease liabilities, non-current	3,399	3,399
Total non-current liabilities	3,474,870	3,474,870
Total Liabilities	7,678,565	9,237,979

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares US$0.0001 par value; 10,987,679 outstanding on an actual basis, 14,187,679 issued and outstanding on a pro forma as adjusted basis	1,099	1,419
Additional paid-in capital ()	2,628,356	16,151,176
Statutory reserve	836,215	836,215
Retained earnings	10,340,107	10,340,107
Accumulated other comprehensive (loss) income	(279,251)	(279,251)
Total Shareholders’ Equity	13,526,526	27,049,666

Total Liabilities and Shareholders’ Equity	$21,205,091	$36,287,645

(1)	Pro forma cash reflects $16,000,000 offering proceeds.

(2)	Pro forma deferred offering cost reflects charged against the gross proceeds of the offering.

(3)	Pro forma accrued expenses and other current liabilities reflects $1,360,000 of underwriting discount and additional offering expenses of $199,414.

(4)	Pro forma additional paid in capital reflects the net proceeds the Company expects to receive, after deducting underwriting fee, underwriters’ expense allowance and other expenses. The Company expects to receive net proceeds of $13,523,140 ($16,000,000 offering gross proceeds, less underwriting discounts of $1,360,000, and estimated offering expenses of $1,116,860).

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Form of Restated and Amended Memorandum and Articles of Association	F-1	3.3	January 7, 2020
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	January 7, 2020
2.2	Description of Securities				X
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
4.4	Exclusive Technical Consultation and Service Agreement dated March 31, 2018, between WFOE and the Company	F-1	10.4	December 31, 2018
4.5	Equity Interests Pledge Agreement dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd. ***	F-1	10.5	December 31, 2018
4.6	Exclusive Equity Interests Purchase Agreement dated March 31, 2018, amongst WFOE, Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd., and HiTek***	F-1	10.6	December 31, 2018
4.7	Form of Power of Attorney dated March 31, 2018, between WFO and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.***	F-1	10.7	December 31, 2018
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				*
15.1	Consent Letter of Jingtian & Gongcheng				X
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated February 21, 2023	6-K	16.1	February 21, 2023
101.	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	April 27, 2023