Form 20-F/A
period 2022-12-31
HiTek Global Inc.
filed 2023-08-22
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

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

Yes ☐   No ☒

Explanatory Note

This amendment to the annual report on Form 20-F (File No. 001-39339), initially filed on April 27, 2023 (the “Annual Report”), is being filed to update disclosure as per comments Hitek Global Inc. (the “Company”) received from the U.S. Securities and Exchange Commission. Other than as expressly set forth above and herein, this amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Annual Report and does not reflect events occurring after April 27, 2023.

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this amendment to annual report only, references in this amendment to annual report to:

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this amendment to annual report only;

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by Tian Dahai;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Huoerguosi” are to Huoerguosi Hengda Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Ordinary Shares” are to the Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“we”, “us” or the “Company” are to Hitek Global Inc.;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd. (“Tian Dahai”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

Our business is conducted via HiTek, a VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this amendment to annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

ii

FORWARD-LOOKING STATEMENTS

This amendment to annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

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

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this amendment to annual report and the documents that we reference in this amendment to annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

The following diagram  illustrates our corporate structure as of the date of this amendment to annual report:

(1)	The equity of HiTek is 44.74% owned by Xiaoyang Huang, our Chief Executive Officer; 29.83% owned by Shenping Yin, our Chairman of the Board; 2.35% owned by Bo Shi, our Chief Technology Officer; 0.78% owned by Zhishuang Wang; 0.78% owned by Liuqing Huang; 3.02% owned by Jingru Li; 4.99% owned by Mian Tang; 2.0% owned by Ce Tian; 2.0% owned by Xianfeng Lin; 7.55% owned by Inner Mongolia Guangxin Investment Co., Ltd., a Chinese company of which its equity is 80% owned by Wei Cui, 10% owned by Yi Cui and 10 % owned by Lei Gao; 1.96% owned by Baotou Zhongzhe Hengtong Technology Co., Ltd., a Chinese company of which its equity is 95% owned by Jing Kong and 5% owned by Qingxia Kong.

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

Risks Associated with Our Corporate Structure and the VIE Agreements

However, the VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over HiTek. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 14 of this amendment to annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 19 of this amendment to annual report for more information.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this amendment to annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.  However, since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this amendment to annual report, as advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering was declared effective on March 30, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering.  If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

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

Even though our auditor is based in United States and under full inspection by the PCAOB and is not currently subject to the determinations announced by the PCAOB on December 16, 2021, if  any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as HiTek or its auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) and materially and adversely affect the value and/or liquidity of your investment. On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.  See “Risk Factors—Risks Related to Doing Business in the PRC” starting on page 19 of this amendment to annual report for a detailed description of risks related to the PRC. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiary in Hong Kong, Hitek HK, and the consolidated VIE in mainland China, HiTek, for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this amendment to annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE.  In the future, cash proceeds raised from overseas financing activities may be transferred by us to the consolidated VIE via capital contribution or shareholder loans, as the case may be. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this amendment to annual report.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this amendment to annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE.   Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this amendment to annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority.  HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

On December 28, 2021, the CAC published the CAC Revised Measures, which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this this amendment to annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

That being said, the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”. In addition, on November 14, 2021, the CAC promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft CAC Regulations”), and according to the Draft CAC Regulations, any data processors shall, in accordance with relevant state provisions, apply for a cybersecurity review when carrying out, among other things, “other data processing activities that affect or may affect national security”. However, neither the CAC Revised Measures nor the Draft CAC Regulations provides for any further explanation or interpretation over what constitutes activities that “affect or may affect national security”. Therefore, if any competent government authorities deem that HiTek’s data processing activities may affect national security, we may be subject cybersecurity review, and in that scenario, failure to pass such cybersecurity review and/or to comply with the data privacy and data security requirements raised during such cybersecurity review could subject HiTek to penalties, damage its reputation and brand, and harm its business and results of operations. See risk factor titled “in light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering” starting on page 26 of this amendment to annual report for more information.

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

Not applicable.

D. Risk factors.

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this amendment to annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business Operations

We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations.

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of our new customers decreased in February 2020. The COVID-19 outbreak may have the same impact on our IT services sector. As of the date this amendment to annual report, there is no clear sign of slow-down in our hardware and software sales.  In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. The impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

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

On January 21, 2022, March 28, 2022, and June 14, 2022, Hitek and HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the “Lenders”) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the “Borrower”) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned an aggregate amount of RMB 40 million (approximately US$5.98 million with an exchange rate of 0.1494 as of June 30, 2022) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans (approximately US$2.99 million with an exchange rate of 0.1494 as of June 30, 2022).  As of the date of this amendment to annual report, the aggregate outstanding principal amount of the Loans is RMB37 million (approximately US $5.36 million with an exchange rate of 0.1447 as of December 31, 2022).  All of the Loans have a two-year term. The Borrower can pre-pay the outstanding loan amount after 12 months without penalty. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, the Loans are secured by the Borrower’s coal mining permit, issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining rights for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for a production of 1.306 million cubic meters per year.

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

Furthermore, regulatory requirements on cybersecurity, data security and data privacy in China are evolving and are subject to varying interpretations or significant changes, resulting in uncertainties about the scope of HiTek’s responsibilities in that regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this amendment to annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.  That being said, considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, and it is uncertain whether the competent government authorities will deem that HiTek’s data processing activities may affect national security and thus initiating the cybersecurity review against HiTek’s businesses. Failure of cybersecurity, data privacy and data security compliance could subject HiTek to penalties, damage its reputation and brand, and harm its business and results of operations.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this amendment to annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market.  As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

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

Any failure or perceived failure by the Company, the Company’s subsidiaries in China or the VIE to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities. Notwithstanding the foregoing, as of the date of this amendment to annual report, we are not aware of any Chinese laws or regulations in effect requiring that we obtain permission from any Chinese authority to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction or any regulatory objection to our initial public offering from the CSRC.

As advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering was declared effective on March 30, 2023 and we have completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this amendment to annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.  However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Ordinary Shares.

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

Mr. Shenping Yin and Ms. Xiaoyang Huang, together with ten other PRC residents, who are our beneficial owners, filed applications for Circular 37 registration, and our PRC counsel believes there is no substantial legal impediment to the registration of the aforementioned beneficial owners’ Circular 37 registration. As the promulgation of Circular 37 is relatively recent, it is unclear how these regulations will be interpreted and implemented. We cannot assure you that our ultimate shareholders who are PRC residents will in the future provide sufficient supporting documents required by the SAFE or complete the required registration with the SAFE in a timely manner, or at all. Any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject us to fines or sanctions imposed by the PRC government, including restrictions on our overseas or cross-border investment activities, restrictions on WFOE’s ability to pay dividends or make distributions to us and on our ability to increase our investment in WFOE.

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

Although the audit report included in this amendment to annual report is prepared by U.S. auditors which are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

As an auditor of companies that are registered with the SEC and publicly traded in the US (“U.S.”) and a firm registered with the PCAOB, our auditor is required under the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this amendment to annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020.

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

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S.. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Ordinary Shares offered by this amendment to annual report are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority. As of the date of this amendment to annual report, we have not commenced the application process for a Hong Kong tax resident certificate from the relevant Hong Kong tax authority, and there is no assurance that we will be granted such a Hong Kong tax resident certificate.

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

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this amendment to annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future as we offer IT services and sell hardware and software in China. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this amendment to annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

The estimates of market opportunity, forecasts of market growth included in this amendment to annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this amendment to annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this amendment to annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

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

Mr. Shenping Yin, Chairman of the Board, and his wife Ms. Xiaoyang Huang are currently the beneficial owner of 8,192,000 ordinary share or 56.92% of our outstanding shares, which are directly held by Fortune Enterprise Holdings Limited, an entity 100% owned by Mr. Yin and Ms. Huang. As result, Mr. Yin and Ms. Huang able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

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

Our Ordinary Shares started to trade on the Nasdaq Capital Market under the ticker symbol “HKIT” on March 31, 2023 and on April 4, 2023, the Company completed its initial public offering of 3,200,000 Ordinary Shares at a public offering price of $5.00 per share. The total net proceeds to the Company from the initial public offering, after deducting discounts, expense allowance, and expenses, were approximately $13,523,140.

Our current registered office in Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this amendment to annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http://www.sec.gov).

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries

The following tables present Selected condensed consolidating financial data of the Parent (HiTek Global Inc.), HiTek HK (HiTek Hong Kong Limited), WFOE and its subsidiaries (Tian Dahai (Xiamen) Information Technology Co. Ltd. and Xiamen Haitian Weilai Technology Co., Ltd.), the VIE (Xiamen Hengda HiTek Computer Network Co., Ltd.) and its subsidiaries (Xiamen Huasheng HiTek Computer Network Co., Ltd and Huoerguosi Hengda Information Technology Co., Ltd). Such financial data include condensed consolidating balance sheets data as of December 31, 2022 and 2021 and the related condensed consolidating statements of operations and cash flows data for the years ended December 31, 2022, 2021 and 2020. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “investments in non-VIE subsidiaries” and net assets of the VIE and its subsidiaries through the VIE agreements” and the profit of the subsidiaries is presented as “Income for Non-VIE subsidiaries” and “Income for VIE and its subsidiaries” in the selected condensed consolidating statements of operations.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$353,836	$6,228,595	$(153,823)	$6,428,608
Cost of revenues	$-	$-	$(212,995)	$(2,832,393)	$153,823	$(2,891,565)
Income for Non-VIE subsidiaries	$1,798,894	$1,801,042	$-	$-	$(3,599,936)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,684,992	$-	$(1,684,992)	$-
Net income	$1,415,745	$1,798,894	$1,801,042	$1,684,992	$(5,284,928)	$1,415,745
Comprehensive income	$1,415,745	$1,798,894	$1,803,198	$667,389	$(5,284,928)	$400,298

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$53,344	$6,473,638	$(65,819)	$6,461,163
Cost of revenues	$-	$-	$(104,115)	$(2,542,922)	$65,819	$(2,581,218)
Income for Non-VIE subsidiaries	$1,994,595	$1,997,821	$-	$-	$(3,992,416)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$2,061,517	$-	$(2,061,517)	$-
Net income	$1,669,357	$1,994,595	$1,997,821	$2,061,517	$(6,053,933)	$1,669,357
Comprehensive income	$1,669,357	$1,994,595	$1,996,896	$2,352,849	$(6,053,933)	$1,959,764

	For the Year Ended December 31, 2020
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$-	$5,804,727	$-	$5,804,727
Cost of revenues	$-	$-	$-	$(2,633,455)	$-	$(2,633,455)
Income for Non-VIE subsidiaries	$1,733,051	$1,734,927	$-	$-	$(3,467,978)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,735,341	$-	$(1,735,341)	$-
Net income	$1,688,859	$1,733,051	$1,734,927	$1,735,341	$(5,203,319)	$1,688,859
Comprehensive income	$1,688,859	$1,733,051	$1,734,901	$2,257,281	$(5,203,319)	$2,210,773

Note:

(1)	It represents the technical consultation and service(“Consulting Fees”) income received from the VIE and its subsidiaries pursuant to the Exclusive Technical Consulting and Service (the “Agreement”).

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$226,578	$6,457	$126,420	$843,705	$-	$1,203,160
Due from inter companies (1)	10,000	-	9,747,829	1,383,988	(11,141,817)	-
Total current assets	$586,420	$6,457	$242,429	$12,747,913	$(1,481,061)	$12,102,158
Investments in non-VIE subsidiaries	$14,299,036	$14,399,652	$-	$-	$(28,698,688)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,346,554	$-	$(14,346,554)	$-
Total non-current assets	$14,299,036	$14,399,652	$14,350,741	$9,102,933	$(43,049,429)	$9,102,933
Total Assets	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091
Due to inter companies (1)	1,358,930	20,000	15,058	9,747,829	(11,141,817)	-
Total Liabilities	$1,358,930	$20,000	$193,518	$7,504,292	$(1,398,175)	$7,678,565
Total Shareholders’ Equity	$13,526,526	$14,386,109	$14,399,652	$14,346,554	$(43,132,315)	$13,526,526
Total Liabilities and Shareholders’ Equity	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091

	As of December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$509,728	$8,605	$86,664	$1,486,311	$-	$2,091,308
Due from inter companies (1)	10,000	-	8,062,837	1,432,471	(9,505,308)	-
Total current assets	$969,570	$8,605	$218,969	$13,425,543	$(1,655,548)	$12,967,139
Investments in non-VIE subsidiaries	$13,515,589	$13,740,060	$-	$-	$(27,255,649)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$13,805,168	$-	$(13,805,168)	$-
Total non-current assets	$13,515,589	$13,740,060	$13,809,284	$4,173,234	$(41,064,933)	$4,173,234
Total Assets	$14,485,159	$13,748,665	$14,028,253	$17,598,777	$(42,720,481)	$17,140,373
Due to inter companies (1)	1,358,930	20,000	63,541	8,062,837	(9,505,308)	-
Total Liabilities	$1,358,930	$20,000	$288,193	$3,793,609	$(1,446,587)	$4,014,145
Total Shareholders’ Equity	$13,126,229	$13,728,665	$13,740,060	$13,805,168	$(41,273,894)	$13,126,228
Total Liabilities and Shareholders’ Equity	$14,485,159	$13,748,665	$14,028,253	$17,598,777	$(42,720,481)	$17,140,373

Note:

(1)	As of December 31, 2022 and 2021, VIE and its subsidiaries should paid WFOE and its subsidiaries technical consulting and service fees of $9,747,829 and $8,062,837, respectively. For the years ended December 31, 2022, 2021 and 2020,VIE and its subsidiaries should paid WFOE and its subsidiaries Consulting Fees of $1,684,992, $2,061,517 and $1,735,341 million, respectively. The Consulting Fees have not been paid since 2018, and are planned to be paid in fiscal 2023.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(283,149)	$(2,148)	$47,909	$4,061,438	$-	$3,824,050
Net cash (used in) provided by investing activities	$-	$-	$-	$(7,349,231)	$-	$(7,349,231)
Net cash provided by financing activities	$-	$-	$-	$2,749,498	$-	$2,749,498

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,777)	$(3,226)	$69,801	$(278,773)	$274,400	$(214,575)
Net cash (used in) provided by investing activities	$(10,000)	$-	$-	$392,254	$17,752	$400,006
Net cash provided by financing activities	$280,300	$10,000	$7,752	$-	$(298,052)	$-

	For the Year Ended December 31, 2020
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(290,054)	$(1,876)	$(414)	$1,527,162	$698,032	$1,932,850
Net cash used in investing activities	$-	$-	$-	$(981,392)	$116,345	$(865,047)
Net cash provided by financing activities	$745,570	$-	$7,345	$-	$(752,915)	$-

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

B. Our Business

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of amendment to annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, including Golden Tax Disk (“GTD”) and printers, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

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

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this amendment to annual report.

C. Organizational Structure

The following diagram  illustrates our corporate structure as of the date of this amendment to annual report:

Fortune Enterprise Holdings Limited BVI
Star Discover Global Limited BVI
Other Shareholders
56.92%
2.99%
40.09%
HiTek Global Inc. "Company" Cayman Islands
100%
HiTek Hong Kong Limited "HiTek HK" Cayman Islands
Offshore
100%
Onshore
Tian Dahai (Xiamen) Information Technology Co., Ltd. "WFOE" PRC
100%
Xiamen Haitian Weilai Technology Co., Ltd. "Haitian Weilai" PRC
Xiamen Hengda HiTek Computer Network Co., Ltd. "HiTek"(1) PRC
100%
100%
Xiamen Huasheng HiTek Computer Network Co., Ltd. "Huasheng" PRC
Huoerguosi Hengda Information Technology Co., Ltd. "Huoerguosi" PRC

(1)	The equity of HiTek is 44.74% owned by Xiaoyang Huang, our Chief Executive Officer; 29.83% owned by Shenping Yin, our Chairman of the Board; 2.35% owned by Bo Shi, our Chief Technology Officer; 0.78% owned by Zhishuang Wang; 0.78% owned by Liuqing Huang; 3.02% owned by Jingru Li; 4.99% owned by Mian Tang; 2.0% owned by Ce Tian; 2.0% owned by Xianfeng Lin; 7.55% owned by Inner Mongolia Guangxin Investment Co., Ltd., a Chinese company of which its equity is 80% owned by Wei Cui, 10% owned by Yi Cui and 10 % owned by Lei Gao; 1.96% owned by Baotou Zhongzhe Hengtong Technology Co., Ltd., a Chinese company of which its equity is 95% owned by Jing Kong and 5% owned by Qingxia Kong.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This amendment to annual report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this amendment to annual report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

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

We are an IT consulting and solutions service provider focusing on delivering services to business in various industry sectors in China. As of the date of this amendment to annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

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

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, HiTek HK. As of the date of this amendment to annual report, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority.  HiTek HK intends to apply for the tax resident certificate when WFOE plans to declare and pay dividends to HiTek HK. See “Risk Factors - There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

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

On January 21, 2022, March 28, 2022, and June 14, 2022, HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the Lenders) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the Borrower) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned of RMB 40 million ($5.79 million with an exchange rate of 0.1447 as of December 31, 2022) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans ($2.89 million with an exchange rate of 0.1447 as of December 31, 2022). As of the date of this amendment to annual report, the aggregate outstanding principal amount of the Loans is RMB37 million ($5.36 million with an exchange rate of 0.1447 as of December 31, 2022).  The loans will be due by January 20, 2024, and June 13, 2023, respectively. The Borrower can pre-pay the outstanding loan amount after twelve months without penalty.

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

D. Trend information.

Other than as disclosed elsewhere in this amendment to annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Our employment agreement with Xiaoyang Huang, our CEO, provides her term of one year with an annual salary of $70,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this amendment to annual report, the employment agreement with Xiaoyang Huang has been renewed and is currently in effect.

Our employment agreement with Bo Shi, our CTO, provides his term of one year with an annual salary of $55,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this amendment to annual report, the employment agreement with Bo Shi has been renewed and is currently in effect.

Our employment agreement with Tianyu Xia, our CFO, provides her term of three years with an annual salary of $60,000. Unless terminated pursuant to the terms thereof, the employment agreement will be renewed automatically for an additional one-year term. As of the date of this amendment to annual report, the employment agreement with Tianyu Xia has been renewed and is currently in effect.

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

C. Board Practices

Committees of the Board of Directors

We have three committees under the board of directors: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this amendment to annual report.

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

E. Share ownership.

The following table sets forth information regarding the beneficial of our ordinary shares as of August 14, 2023:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of August 14, 2023, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Ordinary Shares
	Beneficially Owned
	Number		%
Directors and Executive Officers:
Shenping Yin	8,192,000	(1)(2)	56.92%
Xiaoyang Huang	8,192,000	(1)(2)	56.92%
Tianyu Xia	-
Bo Shi	431,000	(3)	2.99%
Wenhua Yang	-
Jianben Song	-
Lawrence Venick	-
All Directors and Executive Officers:	8,623,000		59.91%
5% Shareholders:
Fortune Enterprise Holdings Limited	8,192,000	(1)(2)	56.92%

(1)	These Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.

(2)	These Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands company. Since Mr. Yin and Ms. Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.

(3)	Represents 431,000 Ordinary Shares held by Star Discover Global Limited, a British Virgin Islands company which Bo Shi owns and controls 60% equity interest and voting power.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended CFS filed as part of this amendment to annual report. See Item 18 “Financial Statements.”

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

B. Significant Changes

Except as disclosed elsewhere in this amendment to annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this amendment to annual report.

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

As of the date of this amendment to annual report, our authorized share capital consists of $50,000 divided into 500,000,000 shares, par value US$0.0001 per share, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares.

Our amended and restated memorandum and articles of association provide that our authorized share capital is $50,000 divided into 500,000,000 shares of a par value of $0.0001, comprised of 490,000,000 ordinary Shares, and 10,000,000 preference shares. Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of the date hereof, there are 14,392,364 Ordinary Shares issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this amendment to annual report on Form 20-F.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingtian& Gongcheng, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this amendment to annual report.  Therefore, it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. because they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this amendment to annual report.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the World Wide Web at http http://www.xmhitek.com/. However, information contained on our website does not constitute a part of this amendment to annual report.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this amendment to annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

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

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this amendment to annual report does not include an attestation report of our registered public accounting firm regarding ICFR.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this amendment to annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR

ITEM 16. [RESERVED]

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

Power of Attorney

Each shareholder of the HiTek has executed an irrevocable power of attorney in favor of WFOE. Pursuant to this power of attorney, WFOE has full power and authority to exercise all of such shareholders’ rights with respect to their equity interest in the VIE Companies, including HiTek, Huasheng and Huoerguosi. The power of attorney will remain in force for so long as the shareholder remains a shareholder of HiTek.

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

Impact of COVID-19

As of the date of this amendment to annual report, the COVID-19 pandemic is generally considered under control in China.  In light of the current circumstances, in the absence of long-term local lockdown, the Company estimates its financial results will not be adversely affected in year 2023. The Company is closely monitoring the development of the COVID-19 pandemic and continuously evaluating any further potential impact on its business, results of operations and financial condition. If the outbreak persists or escalates, the Company may be subject to further negative impact on its business operations and financial condition.

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

	December 31, 2022
	Actual	Pro Forma As Adjusted
	US$	US$
Assets		(unaudited)
Current assets
Cash (1)	$1,203,160	$17,203,160
Short-term investments	4,290,348	4,290,348
Accounts receivable, net	3,271,218	3,271,218
Accounts receivable - related party, net	399,465	399,465
Advances to suppliers, net	481,769	481,769
Inventories, net	430,670	430,670
Deferred offering cost (2)	917,446	-
Loan receivable	1,013,157	1,013,157
Prepaid expenses and other current assets	94,925	94,925
Total current assets	12,102,158	27,184,712

Non-current assets
Non-current accounts receivable	4,209,546	4,209,546
Non-current advance to a third party	421,679	421,679
Non-current loan receivable	4,342,100	4,342,100
Property, equipment and software, net	122,967	122,967
Operating lease right-of-use assets	6,641	6,641
Total non-current assets	9,102,933	9,102,933
Total Assets	$21,205,091	$36,287,645

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$696,734	$696,734
Loan payable	506,578	506,578
Deferred revenue	977,054	977,054
Taxes payable	1,671,322	1,671,322
Due to related parties	598	598
Accrued expenses and other current liabilities (3)	348,167	1,907,581
Operating lease liabilities	3,242	3,242
Total current liabilities	4,203,695	5,763,109

Non-current Liabilities
Loan payable, non-current	2,171,050	2,171,050
Deferred income tax liabilities, non-current	1,300,421	1,300,421
Operating lease liabilities, non-current	3,399	3,399
Total non-current liabilities	3,474,870	3,474,870
Total Liabilities	7,678,565	9,237,979

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares US$0.0001 par value; 10,987,679 outstanding on an actual basis, 14,187,679 issued and outstanding on a pro forma as adjusted basis	1,099	1,419
Additional paid-in capital ()	2,628,356	16,151,176
Statutory reserve	836,215	836,215
Retained earnings	10,340,107	10,340,107
Accumulated other comprehensive (loss) income	(279,251)	(279,251)
Total Shareholders’ Equity	13,526,526	27,049,666

Total Liabilities and Shareholders’ Equity	$21,205,091	$36,287,645

(1)	Pro forma cash reflects $16,000,000 offering proceeds.

(2)	Pro forma deferred offering cost reflects charged against the gross proceeds of the offering.

(3)	Pro forma accrued expenses and other current liabilities reflects $1,360,000 of underwriting discount and additional offering expenses of $199,414.

(4)	Pro forma additional paid in capital reflects the net proceeds the Company expects to receive, after deducting underwriting fee, underwriters’ expense allowance and other expenses. The Company expects to receive net proceeds of $13,523,140 ($16,000,000 offering gross proceeds, less underwriting discounts of $1,360,000, and estimated offering expenses of $1,116,860).

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Form of Restated and Amended Memorandum and Articles of Association	F-1	3.3	January 7, 2020
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	January 7, 2020
2.2	Description of Securities	20-F	2.2	April 27, 2023
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
4.4	Exclusive Technical Consultation and Service Agreement dated March 31, 2018, between WFOE and the Company	F-1	10.4	December 31, 2018
4.5	Equity Interests Pledge Agreement dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd. ***	F-1	10.5	December 31, 2018
4.6	Exclusive Equity Interests Purchase Agreement dated March 31, 2018, amongst WFOE, Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd., and HiTek***	F-1	10.6	December 31, 2018
4.7	Form of Power of Attorney dated March 31, 2018, between WFO and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.***	F-1	10.7	December 31, 2018
8.1	List of Subsidiaries	20-F	8.1	April 27, 2023
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent Letter of Jingtian & Gongcheng				X
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated February 21, 2023	6-K	16.1	February 21, 2023
101.	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	August 21, 2023