Form 20-F
period 2023-12-31
HiTek Global Inc.
filed 2024-04-05
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Xiamen City, Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A Ordinary Shares, par value US$0.0001 per share	HKIT	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

An aggregate of 6,200,364 Class A ordinary shares, par value $0.0001 per share, and 8,192,000 Class B ordinary shares, par value $0.0001 per share, as of the date of this annual report.

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

Yes ☐   No ☒

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this annual report to:

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the Class A Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“Class B Ordinary Shares” are to the Class B Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by Tian Dahai;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Huoerguosi” are to Huoerguosi Hengda Information Technology Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares.

●	“we”, “us” or the “Company” are to Hitek Global Inc.;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd. (“Tian Dahai”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

Our business is conducted via HiTek, a VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars (“USD”). In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements (“CFS”) in USD. These dollar references are based on the exchange rate of RMB to USD, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of USD which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the adverse effects of the COVID-19 pandemic on our business or the market price of our Class A Ordinary Shares;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the market for our concrete products;

●	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

●	our plans to establish partnerships and develop new businesses;

●	our plans to invest in our business;

●	our relationships with our partners;

●	our future business development, results of operations and financial condition;

●	market conditions affecting our equity capital;

●	change in macroeconomic conditions;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

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

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 15 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share:

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

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between HiTek and WFOE, WFOE provides HiTek with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis. The Exclusive Technical Consulting and Service Agreement came into effect as of March 31, 2018. For services rendered to HiTek by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be paid per quarter of 100% of HiTek’s quarterly profit. The term of the Exclusive Technical Consulting and Service Agreement is ten years unless it is terminated by WFOE with 30-day prior notice.

Equity Interest Pledge Agreement

WFOE, HiTek and HiTek shareholders entered into an Equity Interest Pledge Agreement, pursuant to which HiTek shareholders pledged all of their equity interests in HiTek to WFOE in order to guarantee the performance of HiTek’s obligations under the Exclusive Technical Consulting and Service Agreement as described above. The Equity Interest Pledge Agreement came into effect as of March 31, 2018. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interests of HiTek. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Technical Consulting and Service Agreement have been fully performed.

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

We are subject to the risks of uncertainty about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations and the value of Class A Ordinary Shares may depreciate significantly or become worthless. We are also subject to certain legal and operational risks associated with the VIE’s operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE’s operations, significant depreciation of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to continue to offer our securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people's livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.   However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. As of the date of this annual report, as advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering (“IPO”) was declared effective on March 30, 2023 and we completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our IPO.   If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Furthermore, as an auditor of companies that are registered with the SEC and publicly traded in the U.S. and a firm registered with the PCAOB, our auditor, Wei, Wei & Co. LLP, is headquartered in the U.S. and is required under the laws of the U.S. to undergo regular inspections by the U.S. Public Company Accounting Oversight Board (“PCAOB”) to assess their compliance with the laws of the U.S. and professional standards. Although we operate through HiTek in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor is currently inspected fully by the PCAOB. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

Even though our auditor is based in U.S. and under full inspection by the PCAOB and is not currently subject to the determinations announced by the PCAOB on December 16, 2021, if  any PRC law relating to the access of the PCAOB to auditor files were to apply to a company such as HiTek or its auditor, the PCAOB may be unable to fully inspect our auditor, which may result in our securities being delisted or prohibited from being traded “over-the-counter” pursuant to the Holding Foreign Companies Accountable Act (the “HFCA Act”) and materially and adversely affect the value and/or liquidity of your investment. On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.  See “Risk Factors—Risks Related to Doing Business in the PRC” starting on page 19 of this annual report for a detailed description of risks related to the PRC. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden, which amended the HFCA Act by reducing the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. The PRC government may intervene or influence HiTek’s future operations in the PRC at any time, or may exert more control over offerings conducted overseas and/or foreign investment in companies like us. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities.

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

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

In summary, we, our subsidiaries, or the VIE are not required to obtain permission or approval from the PRC authorities including CSRC or CAC for the VIE’s operation, nor have we, our subsidiaries, or VIE received any denial for the VIE’s operation. We are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permission or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or HiTek is required to obtain approvals in the future, or that the PRC government could disallow our holding company structure, which would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and continue to offer securities to our investors. These adverse actions could cause the value of our Class A Ordinary Shares to significantly decline or become worthless. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on the U.S. exchange, which would likely cause the value of our securities to significantly decline or become worthless.

A. [RESERVED]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our Class A Ordinary Shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business Operations

We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations.

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics. For example, our office had to shut down from February 3, 2020 to February 23, 2020. Public transportation services in Xiamen city were curtailed over COVID-19 concerns. For our Tax Devices and Services sector, we have to collect the service fee on-site from those customers who have not used our online payment platform, which may lead to a delay in collection. The number of our new customers decreased in February 2020. The COVID-19 outbreak may have the same impact on our IT services sector. As of the date of this annual report, there is no clear sign of slow-down in our hardware and software sales.  In early December 2022, China announced a nationwide loosening of its zero-COVID policy, and the country may face a wave in infections after the lifting of these restrictions. The impact of COVID-19 pandemic still depends on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, or the appearance of new or more severe strains of the virus, which are highly uncertain and unpredictable. Therefore, while we do not expect the COVID-19 pandemic to negatively impacting our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time.

Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

We sell ACTCS tax devices and provide ACTCS supporting services to our clients. The prices of GTD and annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. In the past 20 years, the annual service fee has undergone three major adjustments -- from RMB 450 per year per user to RMB 370 per year per user, and then further reduced to RMB 330 per year per user. Most recently, the ACTCS annual service fee was again reduced to RMB 280 per year per user, according to the “Notice of the National Development and Reform Commission on Relevant Issues Concerning the Reduction of ACTCS Products and Maintenance Service Fee” (Development and Reform Commission Case [2017] No. 1243). According to relevant notice, the small-scale taxpayers for which sales amount did not exceed RMB 100,000 ($14,000) for each month are exempt from ACTCS or GTD technical service fee since 2019. Besides, the Company provides tax invoicing management services and charges service fee on an annual basis. The tax invoicing management service period is usually one year for RMB299. Tax invoicing management services is to host customers’ tax devices, provide training service on using Nuonuo, complete tax declaration automatically and back up data online. Since we do not control the pricing of the ACTCS services, we cannot guarantee our profit margin will be stable or we will make a profit on such services at all. We cannot guarantee that the annual service fee will not be further reduced, and therefore our revenues to be derived from ACTCS supporting services may be subject to significant fluctuation.

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

From 2018, the Chinese tax regulators have been rolling out the electronic invoicing system. Currently, electronic invoices are mostly used by businesses in the Fast Moving Consumer Goods (“FMCG”) industry such as fast food restaurants and coffee shops. The electronic invoices enable FMCG companies to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. Businesses who use electronic invoices still need to purchase tax reporting devices such as GTD. But they will not need maintenance services. Currently, approximately 1.5% of our SME clients are FMCG business entities. According to relevant notice, small-scale taxpayers with sales amount not in excess of RMB 100,000 for each month are exempt from ACTCS or GTD technical service fee since 2019. From January 2021, new taxpayers in Xiamen could receive free tax Ukeys from the Tax authorities. The increased use of electronic invoices, the exemption of ACTCS technical service fee for small-scale taxpayers and free tax Ukeys for new tax payers will reduce our annual service fee revenue and thus negatively affect our total revenue.

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

The war in Ukraine and the Israel-Hamas war could materially and adversely affect our business and results of operations.

The war in Ukraine and the Israel-Hamas war have already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s war in Ukraine and the Israel-Hamas war have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia and the Hamas-aligned fundraising network. Russia’s military incursion, the escalation of the Israel-Hamas war and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia, Israel, Palestine or the adjoining geographic regions. The extent and duration of the wars, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by these wars or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, Israel, Palestine or the adjoining geographic regions, as the conflicts and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting these regions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

Increasing competition within our industry could have an impact on our business prospects.

While the VAT reporting service industry in China is a heavily regulated industry where new players must obtain approval by the relevant PRC government agencies before entering this industry, it is still highly possible that new competitors will enter into the market and have significantly greater financial and other resources than we have and may offer services that is more attractive and more advanced that we can provide for large business companies and SMEs. Thus, we anticipate increasing competition, which may have a negative impact on both our revenues and our profit margins.

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

For the year ended December 31, 2023, one customer accounted for 18% of total HiTek’s revenues. For the year ended December 31, 2022, two customers accounted for 49% of total HiTek’s revenues, the largest of which was 36%. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

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

For the year ended December 31, 2023, one supplier accounted for 12% of the total purchases. For the year ended December 31, 2022, four suppliers accounted for 16%, 15%, 13% and 11% of the total purchases, respectively. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We face the risk that a third party borrower may not repay the loans we made to it. An event of default could have a material adverse effect on our cash flow, results of operations and financial condition.

On January 21, 2022, March 28, 2022, and June 14, 2022, Hitek and HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the “Lenders”) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the “Borrower”) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned RMB 40 million (approximately US$5.98 million with an exchange rate of 0.1494 as of June 30, 2022) (collectively, the “Loans”) to the Borrower at monthly interest of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans (approximately US$2.99 million with an exchange rate of 0.1494 as of June 30, 2022).  As of the date of this annual report, the aggregate outstanding principal amount of the Loans is RMB 37 million (approximately US $5.2 million with an exchange rate of 0.1409 as of December 31, 2023).  All of the Loans have a two-year term. The Borrower can pre-pay the outstanding loan amount after 12 months without penalty. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, the Loans are secured by the Borrower’s coal mining permit, issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining rights for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for a production of 1.306 million cubic meters per year.

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

We believe that our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. As a result, we could be required to raise additional capital. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Class A Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

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

To comply with PRC laws and regulations, we do not intend to have an equity ownership interest in HiTek but rely on VIE Agreements with HiTek to control and operate its business. However, as discussed above, these VIE Agreements may not be effective under PRC laws in providing us with the necessary control over HiTek and its operations. Any deficiency in these VIE Agreements may result in our loss of control over the management and operations of HiTek, which will result in a significant loss in the value of an investment in our company. Because of the practical restrictions on direct foreign equity ownership imposed by the Fujian provincial government authorities, we must rely on contractual rights through the VIE structure to effect control over and management of HiTek, which exposes us to the risk of potential breach of contract by the shareholders of HiTek. In addition, as our Chairman of the Board Mr. Yin and his wife Ms. Xiaoyang Huang, our Chief Executive Officer, holds 29.83% and 44.74% of HiTek’s outstanding equity, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

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

If WFOE, HiTek or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or HiTek fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or HiTek;

●	discontinuing or restricting the operations of WFOE or HiTek;

●	imposing conditions or requirements with which we, WFOE, or HiTek may not be able to comply;

●	requiring us, WFOE, or HiTek to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Class A Ordinary Shares in the equity of HiTek;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and HiTek will not be treated as a VIE entity and we will not be entitled to treat HiTek’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, revenue and net income of HiTek from our balance sheet, which would most likely require us to cease conducting our business and would result in the delisting of our Class A Ordinary Shares from Nasdaq Capital Market and a significant impairment in the market value of our Class A Ordinary Shares.

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

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and us face uncertainty about future actions by PRC regulatory authorities that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

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

As advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 for our IPO was declared effective on March 30, 2023 and we completed our IPO and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.  However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Class A Ordinary Shares.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law (“FIL”), which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties exist in relation to its interpretation and implementation. For instance, under the FIL, “foreign investment’’ refers to the investment activities directly or indirectly conducted by foreign individuals, companies or other entities in China. Though it does not explicitly classify VIE Agreements as a form of foreign investment, there is no assurance that operations conducted by foreign investors or foreign-invested companies via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for VIE Agreements as a form of foreign investment. In any of these cases, it will be uncertain whether the VIE Agreements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing VIE Agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

Risks Relating to Doing Business in the PRC

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

As an auditor of companies that are registered with the SEC and publicly traded in the U.S. and a firm registered with the PCAOB, our auditor is required under the laws of the U.S. to undergo regular inspections by the PCAOB to assess their compliance with the laws of the U.S. and professional standards.

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

However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the U.S., regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

As discussed in the previous risk factor, our Class A Ordinary Shares are subject to the risk of being delisted under the HFCA Act and the Consolidated Appropriations Act, in the event that PCAOB determines it is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction for two consecutive years. The PCAOB Board determined, on December 15, 2022, that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Shareholder claims or regulatory investigation that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

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

The PRC government has implemented various measures to encourage foreign investment and sustainable economic growth and to guide the allocation of financial and other resources. However, we cannot assure you that the PRC government will not repeal or alter these measures or introduce new measures that will have a negative effect on us, or more specifically, we cannot assure you that the PRC government will not initiate possible governmental actions or scrutiny to us, which could substantially affect our operation and the value of our Class A Ordinary Shares may depreciate quickly. China’s economic, political and social conditions, as well as interventions and influences of any government policies, laws and regulations are uncertain and could have a material adverse effect on our business.

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

Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in USD. The value of the RMB against the USD and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S.. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, since our Class A Ordinary Shares to be offered by our potential future financing activities will be offered in USD, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

If we are deemed a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing subsidiaries in China or the VIE and any other subsidiaries in China or the VIE which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Class A Ordinary Shares.

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

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people's livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, as confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC , because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future as we offer IT services and sell hardware and software in China. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

We are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China and the U.S.. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities.

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

The conversion of Renminbi into foreign currencies, including the USD, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the USD and other currencies, at times significantly and unpredictably. The value of Renminbi against the USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the USD and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and USD in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount available to us.

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

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into USD. To the extent that we need to convert USD we received from our IPO into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount.

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

Risks Relating to Our Class A Ordinary Shares

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

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

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The IPO price for our Class A Ordinary Shares was determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our IPO. If you purchase our Class A Ordinary Shares in our IPO, you may not be able to resell those shares at or above the IPO price. We cannot assure you that the IPO price of our Class A Ordinary Shares, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our IPO. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and our chief executive officer, and their interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, beneficially owns 8,192,000, or 100%, of our issued Class B Ordinary Shares, representing approximately 95.20% of the voting rights in our Company. As a result, until such time as Mr. Shenping Yin’s and Ms. Xiaoyang Huang’s voting power is below 50%, Mr. Shenping Yin and Ms. Xiaoyang Huang as the controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from the our IPO for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from the IPO and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting (“ICFR”). We are subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective ICFR is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Class A Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

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

We became a public company after completion of our IPO and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Since Mr. Shenping Yin, Chairman of the Board, and his wife, Ms. Xiaoyang Huang, chief executive officer, are able to exercise more than 95% of the total voting power of our issued and outstanding share capital, Mr. Yin will have the ability to elect directors and approve matters requiring shareholder approval.

Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, the chief executive officer, are currently the beneficial owners of 8,192,000 Class B Ordinary Shares, approximately 95.20% of the voting rights in our Company, which are directly held by Fortune Enterprise Holdings Limited, an entity 100% owned by Mr. Yin and Ms. Huang. As a result, Mr. Yin and Ms. Huang are able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we are not required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future.

Anti-takeover provisions in our memorandum and articles of association may discourage, delay or prevent a change in control.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors (“BOD”) to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Our BOD may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our BOD may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our BOD may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our BOD may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow sour shareholders holding shares representing in aggregate not less than ten per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our articles of association does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our BOD for consideration of inclusion in a proxy statement. Advance notice of at least fifteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Although the law in this regard is unclear, we are treating HiTek as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with HiTek, and as a result, we are treating HiTek as our wholly-owned subsidiary for U.S. federal income tax purposes. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. Therefore, the income and assets of HiTek should be included in the determination of whether or not we are a PFIC in any taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

Our Class A Ordinary Shares may trade under $5.00 per share and thus will be a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our shares.

Our Class A Ordinary Shares may trade below $5.00 per share after listing. As a result, our Class A Ordinary Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, the broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase. The broker/dealer must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

Our Ordinary Shares started to trade on the Nasdaq Capital Market under the ticker symbol “HKIT” on March 31, 2023 and on April 4, 2023, the Company completed its IPO of 3,200,000 Ordinary Shares at a public offering price of $5.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $13,523,140.

On February 5, 2024, our shareholders approved the re-designation and re-classification of Ordinary Shares of the Company beneficially held by Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, into 8,192,000 Class B Ordinary Shares, each with 15 votes per share, and the Ordinary Shares held by other shareholders into 6,200,364 Class A Ordinary Shares, each with one vote per share, on a one for one basis.

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

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE and its Subsidiaries

The following tables present Selected condensed consolidating financial data of the Parent (HiTek Global Inc.), HiTek HK (HiTek Hong Kong Limited), WFOE and its subsidiaries (Tian Dahai (Xiamen) Information Technology Co. Ltd. and Xiamen Haitian Weilai Technology Co., Ltd.), the VIE (Xiamen Hengda HiTek Computer Network Co., Ltd.) and its subsidiaries (Xiamen Huasheng HiTek Computer Network Co., Ltd and Huoerguosi Hengda Information Technology Co., Ltd). Such financial data include condensed consolidating balance sheets data as of December 31, 2023 and 2022 and the related condensed consolidating statements of operations and cash flows data for the years ended December 31, 2023, 2022 and 2021. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “investments in non-VIE subsidiaries” and net assets of the VIE and its subsidiaries through the VIE agreements” and the profit of the subsidiaries is presented as “Income for Non-VIE subsidiaries” and “Income for VIE and its subsidiaries” in the selected condensed consolidating statements of operations.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$36,402	$-	$191,738	$4,335,591	$-	$4,563,731
Cost of revenues	$-	$-	$(46,768)	$(2,595,723)	$-	$(2,642,491)
Income for Non-VIE subsidiaries	$1,222,415	$1,224,590	$-	$-	$(2,447,005)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,098,946	$-	$(1,098,946)	$-
Net income	$1,047,641	$1,222,415	$1,224,590	$1,098,946	$(3,545,951)	$1,047,641
Comprehensive income	$1,047,641	$1,222,415	$1,222,759	$770,661	$(3,545,951)	$717,525

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$353,836	$6,228,595	$(153,823)	$6,428,608
Cost of revenues	$-	$-	$(212,995)	$(2,832,393)	$153,823	$(2,891,565)
Income for Non-VIE subsidiaries	$1,798,894	$1,801,042	$-	$-	$(3,599,936)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,684,992	$-	$(1,684,992)	$-
Net income	$1,415,745	$1,798,894	$1,801,042	$1,684,992	$(5,284,928)	$1,415,745
Comprehensive income	$1,415,745	$1,798,894	$1,803,198	$667,389	$(5,284,928)	$400,298

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$53,344	$6,473,638	$(65,819)	$6,461,163
Cost of revenues	$-	$-	$(104,115)	$(2,542,922)	$65,819	$(2,581,218)
Income for Non-VIE subsidiaries	$1,994,595	$1,997,821	$-	$-	$(3,992,416)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$2,061,517	$-	$(2,061,517)	$-
Net income	$1,669,357	$1,994,595	$1,997,821	$2,061,517	$(6,053,933)	$1,669,357
Comprehensive income	$1,669,357	$1,994,595	$1,996,896	$2,352,849	$(6,053,933)	$1,959,764

Note:

(1)	It represents the technical consultation and service (“Consulting Fees”) income received from the VIE and its subsidiaries pursuant to the Exclusive Technical Consulting and Service (the “Agreement”).

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$8,236,065	$4,282	$29,281	$1,041,909	$-	$9,311,537
Due from inter companies (1)	-	-	10,846,775	-	(10,846,775)	-
Total current assets	$14,077,640	$4,282	$147,902	$11,941,416	$(1,384,641)	$24,786,599
Investments in non-VIE subsidiaries	$14,621,943	$14,686,108	$-	$-	$(29,308,051)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,509,197	$-	$(14,509,197)	$-
Total non-current assets	$15,621,943	$14,686,108	$14,509,493	$9,641,441	$(43,817,544)	$10,641,441
Total Assets	$29,699,583	$14,690,390	$14,657,395	$21,582,857	$(45,202,185)	$35,428,040
Due to inter companies (1)	-	-	-	10,846,775	(10,846,775)	-
Total Liabilities	$1,361,997	$20,000	$(28,713)	$7,073,660	$(1,336,490)	$7,090,454
Total Shareholders’ Equity	$28,337,586	$14,670,390	$14,686,108	$14,509,197	$(43,865,695)	$28,337,586
Total Liabilities and Shareholders’ Equity	$29,699,583	$14,690,390	$14,657,395	$21,582,857	$(45,202,185)	$35,428,040

	As of December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	$226,578	$6,457	$126,420	$843,705	$-	$1,203,160
Due from inter companies (1)	10,000	-	9,747,829	1,383,988	(11,141,817)	-
Total current assets	$586,420	$6,457	$242,429	$12,747,913	$(1,481,061)	$12,102,158
Investments in non-VIE subsidiaries	$14,299,036	$14,399,652	$-	$-	$(28,698,688)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,346,554	$-	$(14,346,554)	$-
Total non-current assets	$14,299,036	$14,399,652	$14,350,741	$9,102,933	$(43,049,429)	$9,102,933
Total Assets	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091
Due to inter companies (1)	1,358,930	20,000	15,058	9,747,829	(11,141,817)	-
Total Liabilities	$1,358,930	$20,000	$193,518	$7,504,292	$(1,398,175)	$7,678,565
Total Shareholders’ Equity	$13,526,526	$14,386,109	$14,399,652	$14,346,554	$(43,132,315)	$13,526,526
Total Liabilities and Shareholders’ Equity	$14,885,456	$14,406,109	$14,593,170	$21,850,846	$(44,530,490)	$21,205,091

Note:

(1)	As of December 31, 2023 and 2022, VIE and its subsidiaries owed WFOE and its subsidiaries technical consulting and service fees of $10,846,775 and $9,747,829, respectively. For the fiscal years ended December 31, 2023, 2022 and 2021, VIE and its subsidiaries owed WFOE and its subsidiaries Consulting Fees of $1,098,946, $1,684,992 and $2,061,517 million, respectively. The Consulting Fees have not been paid since 2018, and are planned to be paid in the fiscal year 2024.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(862,825)	$(2,175)	$(94,106)	$897,257	$(63)	$(61,912)
Net cash used in investing activities	$(6,270,591)	$-	$-	$(675,964)	$-	$(6,946,555)
Net cash provided by financing activities	$15,142,902	$-	$-	$-	$-	$15,142,902

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(283,149)	$(2,148)	$47,909	$4,061,438	$-	$3,824,050
Net cash (used in) provided by investing activities	$-	$-	$-	$(7,349,231)	$-	$(7,349,231)
Net cash provided by financing activities	$-	$-	$-	$2,749,498	$-	$2,749,498

	For the Year Ended December 31, 2021
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(276,777)	$(3,226)	$69,801	$(278,773)	$274,400	$(214,575)
Net cash (used in) provided by investing activities	$(10,000)	$-	$-	$392,254	$17,752	$400,006
Net cash provided by financing activities	$280,300	$10,000	$7,752	$-	$(298,052)	$-

For the year ended December 31, 2023 and 2022, net cash provided by financing activities of HiTek Global Inc., or the “parent”, was $15,142,902 and $nil, which was mainly because that parent received fund from issuance of ordinary shares and sales collection dominated in USD on behalf of the VIE and its subsidiaries.

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in Non-VIE subsidiaries and VIE and its subsidiaries
As of December 31, 2021	$13,515,589
Equity pick-up during the year	1,798,894
Foreign currency translation adjustment	(1,015,447)
As of December 31, 2022	14,299,036
Equity pick-up during the year	1,222,415
Deferred offering cost	(569,392)
Foreign currency translation adjustment	(330,116)
As of December 31, 2023	$14,621,943

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

Value added tax (“VAT”) reporting is mandatory for all business companies in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the PRC government, ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. We provide our customers with the necessary ACTCS for their value added tax (“VAT”) reporting, collection and processing. The VIE entity, HiTek, is authorized to carry out the sales of GTD. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS device necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Currently, there are three ACTCS services providers for Xiamen business companies, and we are one of them.

While we are confident that our competitive strengths will continue improving our business, we are aware of the challenges that our business faces, especially the challenges in our services to SMEs which are exempted from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out electronic invoicing starting from 2018. The electronic invoices enable companies to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of the Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

Complementing our physical service center, we started our developing online service platform in 2018 to enable businesses in the Xiamen metropolitan area to securely process VAT reporting and payment from their desktop virtually anytime and anywhere. Currently, our customers range from small, medium to large companies across industries in the Xiamen metropolitan area. We plan to offer business management service, such as agent accounting services and online IT outsourcing services, to the SME clients using our ACTCS services. We also plan to expand our service to large businesses to other geographic regions.

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

Services

For the year ended December 31, 2023, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, include hardware sales, representing 53% of total revenue, and the software sales, representing 17% of total revenue; and the second business line, ACTCS devices and services, represented 30% of total revenue.

For the year ended December 31, 2022, HiTek’s two business lines operated three revenue streams. Within the first business line, the services to large businesses, including the hardware sales, represented 39% of the total revenue, and the software sales represented 33% of total revenue. The second business line, ACTCS devices and services, represented 28% of total revenue.

In recent years, the Chinese tax regulators have been rolling out an electronic invoicing system. Electronic invoices enable companies to apply for, issue, transfer and check invoices through the unified online electronic invoice management system of Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

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

Revenue generated from our ACTCS device and services was 28.0% and 30.2%, respectively, of the total revenue derived from our businesses for the fiscal years ended December 31, 2022 and 2023.

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

Revenue generated from our software sales was 33% and 17%, respectively, of total revenue derived from our businesses for the years ended December 31, 2022 and 2023.

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

Revenue generated from our hardware sales was 39% and 53%, respectively, of total revenue derived from our businesses for the years ended December 31, 2022 and 2023.

Our Technology

We provide effective information technology services and secured tax solutions to business companies across a variety of monetization models. We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for research and development. The following is a list of our self-developed software.

Technology	Completion Date	Certificate Date	General Functions
Mobile Invoice System (“MIS”)	October 15, 2013	June 15, 2015	MIS enables our clients to generate invoices anywhere, anytime.

Micro Service System (“MSS”)	July 30, 2014	June 16, 2015	MSS resolves service issues between service providers and our customers.

Secured Coordination System (“SCS”)	April 10, 2013	June 16, 2015	SCS provides real-time backup for the invoicing information generated by the users.

Communication Interface System (“CIS”)	April 17, 2014	June 15, 2015	CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal companies. The system can be used to communicate the RCTX-X module and collect data from work diagrams, electricity diagrams, pressure diagrams and temperature diagrams. It can generate the data from the txt, and then copy and import it to the software of the windows platform to display analysis.

Universal Invoice System (“UIS”)	February 13, 2014	June 16, 2015	AIS facilitates data transmission between users’ management and financial systems and ACTCS software.

Invoice Query Management System (“IQMS”)	October 30, 2013	June 15, 2015	IQMS facilitates users’ invoice inquiries and verification process.

Micro-App System (“MAS”)	August 10, 2017	December 1, 2017	MAS diagnoses and resolves user-end application issues.

WeChat Cloud Business System (“WCBS”)	May 10, 2017	December 1, 2017	WCBS facilitates online transactions between the Company and its clients.

Collaborative Management System (“CMS”)	October 10, 2017	December 1, 2017	CMS facilitates our clients’ business and data management process amongst multiple operating systems.

HiTek APP application software	November 25, 2018	December 10, 2018	It is another name of “enterprise service platform”. It worked as HiTek’s online service platform, including IT services, sales and financial and tax services, etc.

HiTek network background management system	November 25, 2018	December 10, 2018	It is used for backstage unified management of HiTek’s app and HiTek online service platform.

Remote monitoring system	October 19, 2018	October 19, 2018	It is used for remote monitoring, debugging and early warning of the App.

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended December 31, 2023, one customer accounted for 18% of total HiTek’s revenues. For the year ended December 31, 2022, two customers accounted for 49% of total HiTek’s revenues, the largest of which was 36%. While we believe that one or more of our major customers could account for a significant portion of our sales for at least the year 2022, we anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers. For the year ended December 31, 2023, one supplier accounted for 12% of total purchases. For  the year ended December 31, 2022, four suppliers accounted for 55% of total purchases.

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

Our research and development activities (“R&D”) are project based and the number of projects we work on varies annually. As of December 31, 2023, we had three full-time R&D professionals. We were successful in developing 12 software products and had obtained 6 Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, 3 Certificates in 2017 and 3 Certificates in 2018. Our Certificates last indefinitely. In the beginning of 2018, we established 3 joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreements with our employees and outside consultants.

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of Class B Ordinary Shares will be entitled to 15 votes per one Class B Ordinary Share and each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share:

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain statements that may be deemed “forward-looking statements” within the meaning of U.S. of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

These statements include, without limitation, statements about our anticipated expenditures, including those related to general and administrative expenses; the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues, our ability to obtain regulatory clearance and expectations as to our future financial performance. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of various factors, including: our need and ability to raise additional cash. The forward-looking statements included in this annual report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the SEC.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this annual report. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements, with HiTek and its subsidiaries. Neither we nor our subsidiaries own any equity interests in the VIE. The VIE Agreements are designed so that the operations of the VIE are solely for the benefit of the Company. As such, through the VIE Agreements among WFOE, HiTek and HiTek’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes only and must consolidate the VIE because it met the conditions under U.S. GAAP to consolidate the VIE. However, the VIE agreements have not been tested in a court of law, and the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. See “Business — Contractual Arrangements between WFOE and HiTek” for a summary of these VIE Agreements.

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

VAT reporting is mandatory for all business companies in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the government-owned entity China Aerospace Science and Technology Corporation (“CASTC”), ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. The VIE entity, HiTek, is authorized to carry out the sales of GTD. We provide our customers with the necessary ACTCS for their VAT reporting, collection and processing. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS hardware necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Currently, there are three ACTCS services providers for Xiamen business companies, and we are one of them.

While we are confident our competitive strengths will continue improving our business, we are keenly aware of the challenges that our business faces, especially the challenges in our services to SMEs which are stemmed from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required which is the cornerstone of our services to the SMEs. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out the electronic invoicing system starting from 2018. The electronic invoices enable companies to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

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

For the year ended December 31, 2023, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware sales, representing 53% of total revenue, and the software sales, representing 17% of total revenue; and the second business line, ACTCS devices and services, represented 30% of total revenue. For the year ended December 31, 2022, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware sales, represented 39% of total revenue, and the software sales, represented 33% of total revenue, and the second business line, ACTCS devices and services, represented 28% of total revenue. In recent years, the Chinese tax regulators have been rolling out the electronic invoicing system.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., the VIE, and its subsidiaries. See “Business — Contractual Agreements between WFOE and HiTek” for a summary of these VIE arrangements. As of December 31, 2023, the VIE and its subsidiaries (the “VIEs”) accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2022, the VIEs accounted for 96% and 98% of our total assets and total liabilities, respectively. As of December 31, 2021, the VIEs accounted for 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2023, 2022, and 2021, $1,041,909, $843,705 and $1,486,311 of cash was denominated in RMB, respectively.

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

Dividend Distributions

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, HiTek HK.

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

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current VIE Agreements, we may be unable to pay dividends on our Class A Ordinary Shares or Class B Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares or Class B Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

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

Risks in relation to the VIE structure

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed PRC Foreign Investment Law (“FIL”) in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the PRC FIL, and in December 2019, the State Council promulgated the Implementing Rules of PRC FIL, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the PRC FIL. The PRC FIL and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the PRC FIL, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign companies or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested companies in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of companies within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The PRC FIL and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure would be deemed as a method of foreign investment. However, the PRC FIL has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the PRC FIL and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the PRC FIL, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIE was deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2023:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$3,382	$3,382	$-	$-	$-
Loan Obligations
Principal	2,606,698	493,159	2,113,539	-	-
Interest	278,283	278,283	-	-	-
Total	$2,888,363	$774,824	$2,113,539	$-	$-

Below is a table setting forth all of our contractual obligations as of December 31, 2022:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$6,948	$3,474	$3,474	$-	$-
Loan Obligations
Principal	2,677,628	506,578	2,171,050	-	-
Interest	285,855	285,855	-	-	-
Total	$2,970,431	$795,907	$2,174,524	$-	$-

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

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on consolidated statement of operations and comprehensive income as well as the cash flow from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operation and cash flow of the Company’s VIE and VIE’s subsidiaries. The Company has not provided any financial support to the VIE and the VIE’s subsidiaries for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the VIEs accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2022, the VIE and its subsidiaries accounted for 96% and 98% of our total assets and total liabilities, respectively. As of December 31, 2021, the VIE and its subsidiaries accounted for 93% and 100% of our total assets and total liabilities, respectively. As of December 31, 2023, 2022, and 2021, $1,041,909, $843,705 and $1,486,311 of cash was denominated in RMB, respectively. The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents the VIE and its subsidiaries taken as a whole, which were included in the Company’s consolidated balance sheets and statements of comprehensive income and statements of cash flows with intercompany transactions eliminated:

	As of December 31,
	2023	2022
Current assets	$10,571,775	$11,276,852
Total non-current assets	$9,641,441	$9,102,933
Total Assets	$20,213,216	$20,379,785
Total liabilities	$7,073,660	$5,329,843

	Years Ended December 31,
	2023	2022	2021
Revenues	$4,335,591	$6,228,595	$6,473,638
Net income	$1,098,947	$1,684,991	$2,061,517

	Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$834,596	$4,016,852	$(757,861)
Net cash (used in) provided by investing activities	$(675,964)	$(7,349,231)	$400,006
Net cash provided by financing activities	$-	$2,749,498	$-

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

Hardware revenues are generated primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. Sales of hardware have a single performance obligation. The Company usually recognizes the revenue when ownership is transferred to end customers. The Company’s revenue from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion to establish the prices. Hardware sales are classified as “Revenue” in the Company’s consolidated statements of operations.

●	Software sales

HiTek also does business in software sales and focuses on the perpetual licenses sales for one of the self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal companies. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

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

The Company recognizes revenue when the software is accepted by the customer. Revenues from software sales contracts are classified as “Revenue” on the Company’s consolidated statements of operations.

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

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue from its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue from tax control system risk investigation service is recognized when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that is sold separately and charged to customers at contract inception.

The Company’s revenue from its gross billings is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis.

Revenue was comprised of the following.

	Years Ended December 31,
	2023	2022	2021
Revenues
Hardware	$2,428,592	$2,504,426	$2,434,694
Tax devices and service	1,376,323	1,803,650	1,970,363
Software	758,816	2,120,532	2,056,106
Total revenues	$4,563,731	$6,428,608	$6,461,163

●	Contract balances

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

Expected Credit Losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s consolidated financial statements (“CFS”).

Upon adoption of ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

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

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our CFS.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiary and consolidated VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Hardware	$2,428,592	$2,504,426	$(75,834)	(3.0)%
CIS software	758,816	2,120,532	(1,361,716)	(64.2)%
Tax devices and service	1,376,323	1,803,650	(427,327)	(23.7)%
Total revenues	$4,563,731	$6,428,608	$(1,864,877)	(29.0)%

We have the following three revenue streams – hardware sales, CIS software sales, and tax devices and services sales. The hardware sales increase was mainly due to the increase in sales to large customers. CIS software sales consist of software sales and services. CIS software sales decreased mainly due to the decrease of software sales to large customers, for these large customers reduced their procurement. Tax devices and service sales decreased due to new policies from January 2021 that new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization. We expect the tax devices and service sales will be affected in the future. Our total revenues for the year ended December 31, 2023 were $4,563,731, a decrease of $1,864,877 or 29.0% from $6,428,608 for the year ended December 31, 2022. The decrease was due primarily to the Company’s decreased software sales to large customers for their slow repayment. The Company expects to expand tax control system risk investigation service for SMEs and also increase orders for software and hardware sales from major customers in 2024.

Cost and Margin

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Total revenues	$4,563,731	$6,428,608	$(1,864,877)	(29.0)%
Cost of revenues	2,642,491	2,891,565	(249,074)	(8.6)%
Gross profit	$1,921,240	$3,537,043	$(1,615,803)	(45.7)%
Margin %	42.1%	55.0%	(12.9)%

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the Golden Tax Disk (“GTD”), an Anti-Counterfeiting Tax Control System (“ACTCS”) tax device; (iv) compensation for the employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to the third parties.

Cost of revenues decreased to $2,642,491 for the year ended December 31, 2023 from $2,891,565 for 2022, a decrease of $249,074 or 8.6%. This decrease was mainly due to the change in revenue mix, with less revenues generated in 2023 from software sales that have a higher gross profit, which resulted in the decrease of cost of sales as a percentage of sales in 2023 compared to 2022.

Gross Profit. Our gross profit decreased to $1,921,240 for the year ended December 31, 2023 from $3,537,043 for 2022. Our gross profit as a percentage of revenue decreased to 42.1% for the year ended December 31, 2023 from 55.0% for 2022. This was mainly due to the change in revenue mix, with fewer revenues being generated in 2023 from CIS software sales that have a higher profit margin. The Company expects to continue to focus on projects with high gross profit, such as services for SMEs, and at the same time, increase the hardware and software sales of large customers.

Operating Expenses

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Selling expenses	$648	$437,185	$(436,537)	(99.9)%
% of revenue	0.0%	6.8%	(6.8)%	-
General and administrative expenses	1,819,531	1,472,648	346,883	23.6%
% of revenue	39.9%	22.9%	17%	-
Operating expenses	$1,820,179	$1,909,833	$(89,654)	(4.7)%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertising and marketing expenses for the promotion of our products. Selling expenses decreased by 99.9% or $436,537 to $648 for the year ended December 31, 2023 from $437,185 in 2022. The decrease was mainly attributable to the decrease in the Company’s sales commissions to obtain new orders in 2023. Selling expenses were 0.01% of total revenue for the year ended December 31, 2023 and 6.8% of total revenue in 2022.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and welfare for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, directors and officers liability insurance, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 23.6% or $346,883 to $1,819,531 for the year ended December 31, 2023 from $1,472,648 in 2022. The increase was mainly due to (1) the increase of professional service fee of $233,458 resulting from financial and legal consulting in 2023, (2) other fees of $36,728 related to the Company’s IPO in March 2023, and (3) rent of $78,246. The increase was offset by a decrease in salary expense of $133,492 resulting from the reduction of employees for cost-effectiveness consideration. General and administrative expenses were 39.9% of total revenue for the year ended December 31, 2023 and 22.9% of total revenue in 2022.

Net Income

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Operating income	$101,061	$1,627,210	$(1,526,149)	(93.8)%
Total other income	1,493,465	241,753	1,251,712	517.8%
Income before income taxes	1,594,526	1,868,963	(274,437)	(14.7)%
Income tax expense	(546,885)	(453,218)	(93,667)	20.7%
Net income	$1,047,641	$1,415,745	$(368,104)	(26.0)%
Effective tax rate	34.3%	24.2%		(10.1)%

Operating income. Operating income was $101,061 for the year ended December 31, 2023, compared to $1,627,210 for 2022. The decrease in operating income in 2022 was primarily due to the decrease in CIS software sales.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $1,493,465 and $241,753 for years ended December 31, 2023 and 2022, respectively. The increase was primarily due to the increase in investment income of $349,915, government subsidies of $560,090 and interest income of $366,320.

Income tax expense. Income tax expense was $546,885 for the year ended December 31, 2023, compared to $453,218 for 2022. The increase in income tax expense was due primarily to the increase in deferred tax liability resulting from the increased unbilled revenue from large customers.

Effective tax rate. Effective tax rate was 34.3% for the year ended December 31, 2023, compared to 24.2% for 2022. The increase was due primarily to one PRC subsidiary with a preferential tax policy recording a loss in 2023, whereas it recorded a profit in 2022.

Net income. As a result of the factors described above, net income was $1,047,641 for the year ended December 31, 2023, a decrease of $368,104 from $1,415,745 for 2022.

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

Liquidity and Capital Resources

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our principal sources of liquidity come from cash generated from operating activities, equity financing and loans. As of December 31, 2023 and 2022, we had cash of $9,311,537 and $1,203,160, respectively.

Working Capital. Working capital as of December 31, 2023 was $21,413,847 compared to $6,981,017 as of December 31, 2022. The increase was mainly due to an increase in the current portion of short-term investments of $4,547,097, loan receivable of $2,595,132, and prepaid expenses and other current assets of $257,994, which was offset by a decrease in accounts receivable of $1,551,945, inventories of $211,165 and advance to suppliers of $143,603. Current liabilities were $3,372,752 as of December 31, 2023, compared to $4,203,695 as of December 31, 2022. This increase in liabilities was attributable mainly to an increase in deferred revenue of $810,294. In addition, in April 2023, the Company received approximately $15.1 million from the public offering. We believe our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations, third-party loans and stock offering. With the uncertainty of the current market, our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, and enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering in April 2023.

The Company engages an external vendor to develop software APP. As of December 31, 2023, the Company paid product development costs of $410,509 and the total contract amount was $422,708. In March 2021, the Company signed a supplementary agreement to postpone the official launch of the software APP after the closing of the Company’s initial public offering. In August, 2023, the Company signed a supplementary agreement with another external vendor who took over the unfulfilled contractual obligations from previous external vendor who was deregistered in May, 2023. This software development project was restarted after August, 2023. And the Company plans to conduct close beta in 2024.  In 2023, the Company signed a software upgrade and development contract (for internal use) (Interface System), which obligated the software company to perform certain specific software upgrade and development activities from May to September 2023. The development is finished and will be accepted by the Company in April 2024. As of December 31, 2023, the Company paid the software upgrade and development costs of $338,166 and the total contract amount was $676,333.

On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,272,079), RMB3,000,000 ($422,708) and RMB7,000,000 ($986,318) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan is extended for one year and will mature on January 21, 2025. The RMB7,000,00 will mature on June 13, 2024. The RMB3,000,000 loan was repaid in August 2022 with an interest of RMB120,000 ($17,368).

In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest and handling fees to be settled immediately after the maturity date. From April to December 2023, total loans to such a third party amounted to $9.8 million, of which $7.3 million of the principal was repaid prior to December 31, 2023.

The Company reviews accounts receivable on a periodic basis and records credit losses when there is doubt as to the collectability of balances. Our management is confident in collecting account receivables and other receivables. The accounts receivable, net and the accounts receivable from related party, net balance was $2,118,738 and nil as of December 31, 2023, respectively.

The Company gives customers different credit periods, depending on the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $6,451,813 as of December 31, 2023, of which $1,902,185 was collected as of the date of this annual report.

For IT outsourcing customers, the Company gives an 18 months credit period. The accounts receivable, net balance was $nil as of December 31, 2023.

For small and medium customers, the Company gives a six months credit period. The accounts receivable, net balance was $264,139 as of December 31, 2023.

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

(1)

Net cash used in operating activities was $61,912 for the year ended December 31, 2023, while net cash provided by operating activities was $3,824,050 for the year ended December 31, 2022. The increase of $3,885,962 in net cash used in operating activities for the year ended December 31, 2023 was mainly due to (1) an increase of $4,115,220 in cash used in short-term investments in 2023; (2) an increase of $1,048,918 in cash used in deferred revenue, for the tax devices and service sales decreased due to the new policies carried from January 2021 that the new taxpayers in Xiamen could get free tax Ukeys from the Tax authorization. The deferred revenue from after-sales supporting services and tax invoicing management service decreased correspondingly; (3) an increase of $504,017 in cash used in accrued expenses and other liabilities, for the Company paid annual bonus of previous years; (4) an increase of $371,840 in cash used in accounts payable, for the Company paid to our vendors timely; (5) an increase of $190,134 in cash used in deferred offering cost, for the Company paid offering expenses in 2023; and (6) an increase of $102,611 in cash used in prepaid expenses and other current assets. These were partially offset by (1) an increase of $3,058,205 in cash provided by accounts receivable; (2) an increase of $252,771 in cash provided by inventory; (3) a decrease of $196,841 in cash provided by taxes payable; and (4) a decrease of $109,736 in cash provided by accounts receivable from related parties.

(b)	Investing Activities

(2)

Net cash used in investing activities was $6,946,555 and $7,349,231 for the years ended December 31, 2023 and 2022, respectively. The increase of $402,676 in net cash used in investing activities for the year ended December 31, 2023 was mainly due to (1) an increase of $9,067,920 in purchase of held-to-maturity investments; (2) an increase of $5,761,545 in loans lent to third parties; (3) an increase of $221,692 in advance payment for software development, (4) an increase of $186,499 for purchases of property, plant and equipment, and (5) an increase of $150,156 for office renovation. These were partially offset by an increase of $8,631,470 in repayment from third-party loans.

On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,272,079), RMB3,000,000 ($422,708) and RMB7,000,000 ($986,318) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan is extended for one year and will mature on January 21, 2025. The RMB7,000,000 will mature on June 13, 2024. The RMB3,000,000 loan was repaid in August 2022 with an interest of RMB120,000 ($17,368). The change in the carrying value of these outstanding loans from $5,355,257 in 2022 to $5,213,397 in 2023 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans will mature within nine months from the date of issue, with loan principal, interest, and handling fees to be settled immediately after the maturity date. From April to December 2023, total loans to such a third party were $9.8 million, of which $7.3 million of the principal was repaid prior to December 31, 2023.

(c)	Financing Activities

Net cash provided by financing activities was $15,142,902 and $2,749,498 for the years ended December 31, 2023 and 2022, respectively. For the year ended December 31, 2023, we had $15,142,902 cash inflow from insurance of Ordinary Shares. For the year ended December 31, 2022, we had $2,749,498 cash inflow from borrowing from third parties.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

As of December 31, 2022 and 2021, we had cash of $1,203,160 and $2,091,308 respectively.

Working Capital. Working capital as of December 31, 2022 was $7,898,463 compared to $10,178,635 as of December 31, 2021. The decrease was mainly due to a decrease in short-term investments of $906,667, advances to suppliers of $629,154 and deferred offering cost of $109,121 which offset by an increase in accounts receivable of $914,104, loan receivable of $808,716 and inventory of $21,649. Current liabilities were $4,203,695 as of December 31, 2022, compared to $2,788,504 as of December 31, 2021. This increase of liabilities was attributable mainly to an increase in accounts payable of $177,995, deferred revenue of $192,524, loan payable of $506,578 and tax payable of $372,175.

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

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident in collecting account receivables and other receivables. The accounts receivable, net and the accounts receivable of related party, net balance was $7,480,764 and $399,465 as of December 31, 2022, respectively. Subsequent to the filling of the annual report on Form 20-F with the SEC on April 27, 2023, the Company collected receivables of $1,145,325.

The Company gives customers different credit periods considering the scale of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period starting from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $6,802,306 and $6,171,410 as of December 31, 2022 and 2021, respectively. Subsequent to the filling of the annual report on Form 20-F with the SEC on April 27, 2023, the Company has collected receivables of $978,411.

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

On January 21, 2022, March 28, 2022, and June 14, 2022, HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the Lenders) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the Borrower) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned of RMB 40 million ($5.79 million with an exchange rate of 0.1447 as of December 31, 2022) (collectively, the “Loans”) to the Borrower at a monthly interest rate of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans ($2.89 million with an exchange rate of 0.1447 as of December 31, 2022). As of the date of this annual report, the outstanding principal of the Loans is RMB37 million ($5.36 million with an exchange rate of 0.1447 as of December 31, 2022). The RMB30 million ($4.34 million with an exchange rate of 0.1447 as of December 31, 2022) loan was extended for one year and matures on January 21, 2025. The RMB7 million ($1.02 million with an exchange rate of 0.1447 as of December 31, 2022) matures on June 13, 2024. The Borrower can pre-pay the outstanding loan amount after twelve months without penalty.

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

Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our CFS. The following discussion of critical accounting policies addresses those policies that are both important to the portrayal of our financial condition and results of operations and require significant judgment and estimates. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	54	Chairman of the Board
Xiaoyang Huang	55	Chief Executive Officer and Director
Tianyu Xia	34	Chief Financial Officer
Bo Shi	50	Chief Technology Officer
Weijun Wang	52	Independent Director
Shuiqing Huang	59	Independent Director
Lawrence Venick	51	Independent Director

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

Weijun Wang

Mr. Weijun Wang has served as the vice general manager of Shanghai UDH Technologies Co., Ltd since May 2022. He worked for GOLDTECH Group Company for more than eight years, including working as a technical engineer, the director of the Nanchang and Wuhan office, and the vice general manager of the Fuzhou branch from May 1994 to July 2002. From August 2002 to August 2003, he served as the manager of the marketing and sales department of Shanghai ShiWei Network System Engineering Co., Ltd. From September 2003 to October 2007, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai branch. From November 2007 to April 2009, he served as the development business manager of Shanghai Kingsway Co., Ltd. From May 2009 to July 2016, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai and Fuzhou branch. From August 2016 to April 2022, he served as the manager of different departments of Cisco China Company, Limited. Mr. Wang holds a bachelor’s degree in Agriculture Information at Nanjing Agricultural University.

Shuiqing Huang

Mr. Shuiqing Huang has been working at Nanjing Agricultural University for more than 35 years, including working as an associate professor and professor of the Department of Information Management, the director of the Department of Humanities and Social Sciences, the dean of the School of Information Technology, and a doctoral supervisor, since February 1988. Mr. Huang holds a bachelor’s degree in Literature and a master’s Degree in Science at Peking University.

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

B. Compensation

Executive Compensation

The following table shows compensation earned by our executive officers in the fiscal years ended December 31, 2023 and 2022:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang,	2022	12,484	56,476	-	-	-	-	-	68,960
Chief Executive Officer	2023	102,335	10,145	-	-	-	-	-	112,480

Bo Shi,	2022	28,706	29,724						58,430
Chief Technology Officer	2023	26,779	5,072	-	-	-	-	-	31,851

Tianyu Xia,	2022	53,504	-	-	-	-	-	-	53,504
Chief Financial Officer	2023	65,481	-	-	-	-	-	-	65,481

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

C. Board Practices

Committees of the Board of Directors

We have three committees under the BOD: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick. Mr. Weijun Wang is the chairman of our audit committee. We have determined that Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also determined that Mr. Wang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick. Mr. Huang is the chairman of our compensation committee. We have determined that Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Venick is the chairperson of our nominating and corporate governance committee. Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our BOD to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

The table below provides certain information regarding the diversity of our BOD as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation Recovery Policy

We have a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

D. Employees

We had 48, 60 and 66 employees as of December 31, 2023, 2022 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023:

Function:
Management Department (HiTek)	7
Financial Department (HiTek)	5
Technical Service Department (HiTek)	9
Sales Training Department (HiTek)	4
Hotline Service Department (HiTek)	5
Research and Development Department (HiTek)	4
Operation and Maintenance Department (HiTek)	1
Financial Department (Huasheng)	1
Technical Service Department (Huasheng)	1
Management Department (Huoerguosi)	3
Operation and Maintenance Department (Huoerguosi)	1
Technical Service Department (weilai)	5
Financial Department (weilai)	2
Total	48

As of December 31, 2023, our employees were located in Xiamen, Fujian province and Huoerguosi, Xinjiang, China.

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

E. Share ownership

The following table sets forth information regarding the beneficial of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report for:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 6,200,364 Class A Ordinary Shares outstanding and 8,192,000 Class B Ordinary Shares outstanding as of the date of this annual report.

The beneficial ownership of Class A Ordinary Shares or Class B Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Class A Ordinary Shares or Class B Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of the date of this annual report, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Class A Number		Class B Number		Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers:
Shenping Yin	—		8,192,000	(1)(2)	—	100%	95.20%
Xiaoyang Huang	—		8,192,000	(1)(2)	—	100%	95.20%
Tianyu Xia	—		—		—	—	—
Bo Shi	431,000	(3)	—		6.95%	—	0.33%
Weijun Wang	—		—		—	—	—
Shuiqing Huang	—		—		—	—	—
Lawrence Venick	—		—		—	—	—
Directors and Executive Officers as a group (7 individuals):	431,000		8,192,000		6.95%	100%	95.53%

5% Shareholders:
Fortune Enterprise Holdings Limited	—		8,192,000	(1)(2)	—	100%	95.20%
Bo Shi	431,000	(3)	—		6.95%	—	0.33%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share.

(1)	These Class B Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.

(2)	These Class B Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands company. Since Mr. Yin and Ms. Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.

(3)	Represents 431,000 Class A Ordinary Shares held by Star Discover Global Limited, a British Virgin Islands company which Bo Shi owns and controls 60% equity interest and voting power.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transaction

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

B. Related Party Transactions

Advances from Related Parties

As of December 31, 2022, Company had outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., 3.04% owned by HiTek’s Chairman Mr. Shenping Yin, of $598. The advances are due on demand and non-interest bearing. As of December 31, 2023, it was repaid by the Company.

Accounts receivables from related parties

As of December 31, 2022, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. was $399,465. As of December 31, 2023, it was collected by the Company.

Cost of revenues from related parties

The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd., 3.04% owned by HiTek’s Chairman Mr. Shenping Yin, in hardware of $8,480, $11,830 and $52,961 for the fiscal years ended December 31, 2023, 2022 and 2021.

Employment Agreements

See “Item 6.B — Compensation — Employment Agreements”.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended CFS filed as part of this annual report. See Item 18 “Financial Statements.”

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

Dividends

We have not paid dividends on our Class A Ordinary Shares or Class B Ordinary Shares and do not anticipate paying such dividends in the foreseeable future.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HKIT”.

B. Plan of Distributions

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “HKIT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Note applicable.

F. Expenses of the Issue.

Note applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete.

As of the date of this annual report, our authorized share capital consists of $50,000 divided into 500,000,000 shares, par value US$0.0001 per share, comprised of 431,808,000 Class A Ordinary Shares, 58,192,000 Class B Ordinary Shares, and 10,000,000 preference shares.

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of the date hereof, there are 6,200,364 Class A Ordinary Shares and 8,192,000 Class B Ordinary Shares issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

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

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights as set forth in our memorandum and articles of association. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to 15 votes per one Class B Ordinary Share. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

On a show of hands, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and 15 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder. On a poll, a Class A Ordinary shareholder shall have one vote for each Class A Ordinary Share he holds whereas a Class B Ordinary shareholder shall have 15 votes for each Class B Ordinary Share he holds, unless any share carries special voting rights. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the Class A Ordinary Shares or Class B Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Class A Ordinary Shares or Class B Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Class A Ordinary Shares or Class B Ordinary Shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Class A Ordinary Shares or Class B Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Class A Ordinary Shares or Class B Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Class A Ordinary Shares or Class B Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares or Class B Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Class A Ordinary Shares or Class B Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Class A Ordinary Shares or Class B Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Class A Ordinary Shares or Class B Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Preference shares

Our amended and restated memorandum and articles of association authorizes the issuance of 10,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of our Class A Ordinary Shares and Class B Ordinary Shares. We may issue some or all of the preference shares to effect a business combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66.6% in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

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

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

We were advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the U.S. predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue negotiable or bearer shares or shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

VStock Transfer, LLC is the transfer agent and registrar for our Class A Ordinary Shares and Class B Ordinary Shares as its principal office at 18 Lafayette Place, Woodmere, New York 11598.

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

Pursuant to the above-mentioned administrative rules, foreign-invested companies may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested companies outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares.

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our subsidiaries in China. The EIT Law and its implementation rules provide that China-sourced income of foreign companies, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident companies, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of companies domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident companies as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingtian& Gongcheng, our PRC counsel, believes that it is possible but highly unlikely that the Company and its offshore subsidiaries would be treated as a “resident enterprise” for PRC tax purposes because they do not meet some of the conditions outlined in SAT Notice 82. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this annual report.   Therefore, it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of such shares.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act (2018 Revision)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (2018 Revision), the Financial Secretary undertakes with Hitek Global Inc. (“the Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

a.	On or in respect of the shares, debentures or other obligations of the Company; or

b.	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (2018 Revision).

These concessions shall be for a period of twenty years from the date hereof.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. because they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

For the year ended December 31, 2023, we have not declared any dividends on our Class A Ordinary Shares or Class B Ordinary Shares. To the extent the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for (a) reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), (b) higher tax rates of 20% (for individuals in the 39.6% tax bracket) or (c) 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

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

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from no to yes. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our initial public offering. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. Our Class A Ordinary Shares started trading on the Nasdaq Capital Market on March 31, 2023. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Foreign Exchange Risk

While our reporting currency is the USD, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and the RMB. If the RMB depreciates against the USD, the value of our RMB revenues, earnings and assets as expressed in our USD financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The depreciation of the RMB against the USD in 2023 increased our comprehensive loss to $609,367 based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2023. As of December 31, 2023. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On February 5, 2024, our shareholders approved the re-designation and re-classification of Ordinary Shares of the Company that among the issued 14,392,364 Ordinary Shares, 8,192,000 Ordinary Shares beneficially held by Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, be re-designated and re-classified into 8,192,000 Class B Ordinary Shares, each with 15 votes per share, and 6,200,364 Ordinary Shares held by other shareholders be re-designated and re-classified into 6,200,364 Class A Ordinary Shares, each with one vote per share, on a one for one basis. These matters have previously been disclosed in our current reports on Form 6-K filed with the SEC on January 11, 2024 and February 9, 2024, which are incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to the post-effective amendment to the registration statement on Form F-1, as amended (File Number 333-228498) for our IPO, which was declared effective by the SEC on March 30, 2023 (the “Registration Statement”). In April 2023, we completed our IPO in which we issued and sold 3,200,000 Ordinary Shares, at a price of $5.00 per share for $16 million.

We incurred approximately $2,476,860 in expenses in connection with our IPO, which included approximately $1,360,000 in underwriting discounts, approximately $250,000 in expenses paid to or for underwriters, and approximately $866,860 in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the IPO were $13,523,140 after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2023, the Company applied all the net proceeds of the IPO as disclosed in the Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our ICFR based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our ICFR was not effective as of December 31, 2023 due to the following material weaknesses:

●	We have a small accounting team and it does not have sufficient knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues;

●	We do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to address the weaknesses identified above by implementing the following measures:

(1)	recruiting qualified professionals with appropriate levels of knowledge and experience to assist in resolving accounting issues in non-routine or complex transactions;

(2)	investing in technology infrastructure to support our financial reporting function; and

(3)	improving the communication between management, BOD and chief financial officer.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding ICFR.

Changes in Internal Control Over Financial Reporting

There were no changes in our ICFR that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our ICFR.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Weijun Wang qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Wang also is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

On July 9, 2019, we adopted a code of ethics applicable to our directors, officers, and employees in accordance with applicable federal securities law and NASDAQ rules.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by UHY LLP, our former independent registered public accounting firm, for the year ended December 31, 2021, and Wei, Wei & Co., LLP for the years ended December 31, 2023 and 2022. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Fiscal Years Ended December 30,
	2023	2022	2021
Audit fees(1)	$180,000	$180,000	$181,380
Audit-Related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$180,000	$180,000	$181,380

(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed or to be billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our BOD is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On December 2, 2022, UHY LLP (“UHY”) notified the Company of its intention to resign as the Company’s auditor on January 1, 2023. The auditor’s report of UHY on the Company’s CFS as of and for the year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal year ended December 31, 2021, and the subsequent interim period through January 1, 2023, there has been: (1) no disagreement (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s CFS for such years, and (2) no “reportable events” (as defined under Item 16F(a)(1)(v) of the instructions to Form 20-F), except the material weaknesses in the Company’s internal control over financial reporting previously reported in Item 15 “Controls and Procedures” in the Company’s Annual Reports on Form 20-F for the year ended December 31, 2021. The material weaknesses previously reports were: (i) the Company had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues; and (ii) the Company did not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process.

On February 15, 2023, the Company engaged Wei, Wei & Co., LLP (“WW&C”) to serve as the independent registered public accounting firm of the Company. During the two most recent fiscal years and through the subsequent interim period preceding WW&C’s engagement, the Company has not consulted with WW&C regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that WW&C concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided UHY with a copy of the above disclosure and requested that UHY furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statement. A copy of UHY’s letter is filed as Exhibit 16.1 to the Form 6-K filed on February 21, 2023, and is incorporated by reference herein.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s Ordinary Shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5640, we elected to be exempt from the requirement under Nasdaq Listing Rule 5640, which provides that voting rights of existing shareholders cannot be disparately reduced or restricted through any corporate action or issuance. As a result of such exemption, we completed the re-designation and re-classification of Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares in February 2024. See “Item 4. Information on the Company—A. History and Development of the Company.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

ITEM 16K. CYBERSECURITY

Pursuant to the applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ended December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the fiscal years ended December 31, 2023, 2022 and 2021 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

April 5, 2024

We have served as the Company’s auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows of Hitek Global Inc. (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows of the Company for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor from 2017 to 2022.

New York, New York

May 13, 2022

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
Assets
Current assets
Cash	$9,311,537	$1,203,160
Short-term investments	8,837,445	4,290,348
Accounts receivable, net	2,118,738	3,271,218
Accounts receivable - related party, net	-	399,465
Advances to suppliers, net	338,166	481,769
Inventories, net	219,505	430,670
Loans receivable	3,608,289	1,013,157
Prepaid expenses and other current assets	352,919	94,925
Total current assets	24,786,599	11,184,712

Non-current assets
Non-current accounts receivable	4,597,214	4,209,546
Non-current advance to a third party	410,509	421,679
Non-current loan receivable	4,227,079	4,342,100
Property, equipment and software, net	403,330	122,967
Deferred offering cost	-	917,446
Operating lease right-of-use assets	3,309	6,641
Long-term investments	1,000,000	-
Total non-current assets	10,641,441	10,020,379
Total Assets	$35,428,040	$21,205,091

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$532,130	$696,734
Advances from customers	4,616	-
Loan payable	493,159	506,578
Deferred revenue	166,760	977,054
Taxes payable	1,917,647	1,671,322
Due to related parties	-	598
Accrued expenses and other current liabilities	255,131	348,167
Operating lease liabilities	3,309	3,242
Total current liabilities	3,372,752	4,203,695

Non-current Liabilities
Loan payable, non-current	2,113,539	2,171,050
Deferred income tax liabilities, non-current	1,604,163	1,300,421
Operating lease liabilities, non-current	-	3,399
Total non-current liabilities	3,717,702	3,474,870
Total Liabilities	7,090,454	7,678,565

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares and 10,987,679 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	1,439	1,099
Additional paid-in capital	16,721,551	2,628,356
Statutory reserve	836,215	836,215
Retained earnings	11,387,748	10,340,107
Accumulated other comprehensive loss	(609,367)	(279,251)
Total Shareholders’ Equity	28,337,586	13,526,526

Total Liabilities and Shareholders’ Equity	$35,428,040	$21,205,091

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2023	2022	2021
Revenues	$4,563,731	$6,428,608	$6,461,163
Cost of revenues	(2,642,491)	(2,891,565)	(2,581,218)
Gross profit	1,921,240	3,537,043	3,879,945

Operating expenses:
General and administrative	1,819,531	1,472,648	1,699,934
Selling	648	437,185	76,477
Total operating expenses	1,820,179	1,909,833	1,776,411

Operating income	101,061	1,627,210	2,103,534

Other income (expense)
Government subsidies	569,928	9,838	6,883
Net investment income (loss)	330,552	(19,363)	103,375
Interest income	911,875	545,555	10,515
Interest expense	(313,861)	(285,353)	-
Other expense, net	(5,029)	(8,924)	(12,097)
Total other income	1,493,465	241,753	108,676

Income before provision for income taxes	1,594,526	1,868,963	2,212,210
Income tax expense	546,885	453,218	542,853

Net income	$1,047,641	$1,415,745	$1,669,357
Comprehensive income
Net income	$1,047,641	$1,415,745	$1,669,357
Foreign currency translation (loss) gain	(330,116)	(1,015,447)	290,407

Comprehensive income	$717,525	$400,298	$1,959,764
Earnings per ordinary share
– Basic and diluted	$0.08	$0.13	$0.15

Weighted average number of ordinary shares outstanding
– Basic and diluted	13,257,469	10,987,679	10,987,679

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2023, 2022 and 2021

	Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Shareholders’ Equity
Balance as of January 1, 2021	10,987,679	$1,099	$2,628,356	$713,737	$7,377,483	$445,789	$11,166,464
Foreign currency translation adjustment	-	-	-	-	-	290,407	290,407
Net income	-	-	-	-	1,669,357	-	1,669,357
Appropriation of Statutory reserve	-	-	-	53,470	(53,470)	-	-
Balance as of December 31, 2021	10,987,679	1,099	2,628,356	767,207	8,993,370	736,196	13,126,228
Foreign currency translation adjustment	-	-	-	-	-	(1,015,447)	(1,015,447)
Net income	-	-	-	-	1,415,745	-	1,415,745
Appropriation of Statutory reserve	-	-	-	69,008	(69,008)	-	-
Balance as of December 31, 2022	10,987,679	1,099	2,628,356	836,215	10,340,107	(279,251)	13,526,526
Shares issued	3,404,685	340	14,093,195	-	-	-	14,093,535
Foreign currency translation adjustment	-	-	-	-	-	(330,116)	(330,116)
Net income	-	-	-	-	1,047,641	-	1,047,641
Balance as of December 31, 2023	14,392,364	$1,439	$16,721,551	$836,215	$11,387,748	$(609,367)	$28,337,586

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December31,
	2023	2022	2021
Operating Activities
Net income	$1,047,641	$1,415,745	$1,669,357
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	50,662	21,881	355,738
Amortization of right of use assets	3,167	-	-
Loss on disposal of property, plant and equipment	1,413	-	-
Accrued interest income from loans, net	(102,418)	(21,699)	(6,525)
Net investment (gain) loss	(208,626)	19,363	(103,375)
(Reversal of) credit losses of receivables and advances to suppliers	(2,325)	(6,442)	(123,754)
Provision for (reversal of ) allowance for obsolete inventories	5,559	2,217	(5,317)
Deferred income tax	339,332	177,029	340,624
Changes in operating assets and liabilities:
Short-term investments – trading securities	(1,696,545)	2,418,675	(2,625,216)
Accounts receivable	567,480	(2,490,725)	(1,100,056)
Accounts receivable – related party	390,197	499,933	578,157
Advances to suppliers	472,219	560,352	(184,369)
Deferred offering cost	(130,134)	60,000	155,915
Inventories	194,872	(57,899)	(276,672)
Prepaid expenses and other current assets	(13,028)	89,583	769,913
Accounts payable	(146,642)	225,198	127,422
Advances from customers	4,632	-	-
Deferred revenue	(787,062)	261,856	12,089
Taxes payable	291,578	488,419	327,807
Operating lease liabilities	(3,167)	-	-
Due to related parties	(584)	(3,320)	1,062
Accrued expenses and other current liabilities	(340,133)	163,884	(127,375)
Net cash (used in) provided by operating activities	(61,912)	3,824,050	(214,575)

Investing Activities
Advance payment for software development	(339,309)	(117,617)	(25,582)
Loans to third parties	(11,260,542)	(5,498,997)	(356,595)
Repayment from third-party loans	8,830,933	199,463	317,059
Prepayment for office renovation	(150,156)	-	-
Purchases of property, plant and equipment	(186,499)	-	-
Purchases of held-to-maturity investments	(11,000,000)	(1,932,080)	(1,240,329)
Redemption of held-to-maturity Investments	7,159,018	-	1,705,453
Net cash (used in) provided by investing activities	(6,946,555)	(7,349,231)	400,006

Financing activities:
Borrowing from third parties	-	2,749,498	-
Proceeds from issuance of ordinary shares	15,142,902	-	-
Net cash provided by financing activities	15,142,902	2,749,498	-

Effect of exchange rate changes on cash	(26,058)	(112,465)	44,323
Net increase (decrease) in cash	8,108,377	(888,148)	229,754
Cash at beginning of year	1,203,160	2,091,308	1,861,554
Cash at end of year	$9,311,537	$1,203,160	$2,091,308

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$36,504	$45,002	$32,646

Non-cash transactions:
Deferred offering cost	$1,049,367	$-	$-
Operating right-of-use assets recognized for related operating lease liabilities	$-	$6,820	$-

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

Notes to CONSOLIDATED Financial Statements

December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

HiTek Global Inc. (“HiTek Global”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering. HiTek Global, through its variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) provides hardware sales, software sales, information technology (“IT”) maintenance services and tax devices and services in the People’s Republic of China (the “PRC”).

On November 20, 2017, HiTek Global formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and nine other shareholders, who held 29.83%, 44.74% and 25.43% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek Global entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purposes.

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

The Company’s current corporate structure is as follows:

As all the above mentioned companies presented were under common control, the series of contractual arrangements between HiTek Global and HiTek in March 2018 constituted a reorganization under common control and was retrospectively applied to the consolidated financial statements (“CFS”) at their historical amounts. The CFS are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including share and per share, which have been revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information

The accounting and financial reporting policies of the Company conform to generally accepted accounting principles (“GAAP”) in the United States and the preparation of the CFS is in conformity with GAAP which requires management to make estimates and assumptions that affect reported amounts and disclosures. Certain prior year balances have been reclassified to conform to current year presentation.

Principles of Consolidation

The accompanying CFS include financial information related to the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the primary beneficiary.

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

Each of the VIE Agreements is described in detail below:

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between HiTek and WFOE, WFOE provides HiTek with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis. The Exclusive Technical Consulting and Service Agreement came into effect as of March 31, 2018. For services rendered to HiTek by WFOE under this agreement, WFOE is entitled to collect a service fee that shall be paid per quarter of 100% of HiTek’s quarterly profit. The term of the Exclusive Technical Consulting and Service Agreement is ten years unless it is terminated by WFOE with 30-day prior notice.

Equity Interest Pledge Agreement

WFOE, HiTek and HiTek shareholders entered into an Equity Interest Pledge Agreement, pursuant to which HiTek shareholders pledged all of their equity interests in HiTek to WFOE in order to guarantee the performance of HiTek’s obligations under the Exclusive Technical Consulting and Service Agreement as described above. The Equity Interest Pledge Agreement came into effect as of March 31, 2018. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interests   of HiTek. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Technical Consulting and Service Agreement have been fully performed.

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

During the years ended December 31, 2023, 2022 and 2021, there were no transactions in HiTek Global Inc. and HiTek HK besides minimal capital transactions, professional fee payments and interest income. As of December 31, 2023, the VIEs accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2022, the VIEs accounted for 96% and 98% of the Company’s total assets and total liabilities, respectively. As of December 31, 2023 and 2022, $1,041,909 and $843,705 of cash was denominated in RMB, respectively.

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

Fair Values of Financial Instruments

The U.S. GAAP regarding fair value (“FV”) of financial instruments and related FV measurements define FV, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring FV.

The three levels of inputs are defined as follows:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology are unobservable.

ASC 825-10 “Financial Instruments”, allows entities to choose to measure certain financial assets and liabilities at FV (FV option). The FV option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the FV option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the FV option to any outstanding instruments.

The carrying amounts in the consolidated balance sheets for cash, accounts receivable, accounts receivable – related party, advances to suppliers, deferred offering costs, prepaid expenses and other, accounts payable and accrued liabilities, income taxes payable, VAT and other taxes payable, and due to related parties approximate their FV based on the short-term maturity of these instruments.

The Company’s investments measured at FV on a recurring basis consist of trading securities and held-to-maturity debt securities. The valuation for the Level 1 position is based on quoted prices in active markets. For detailed information, please see “NOTE 3 – INVESTMENTS.”

Earnings Per Share (“EPS”)

Basic EPS is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

For the years ended December 31, 2023, 2022 and 2021, there were no other contracts to issue ordinary shares, such as options, warrants or conversion rights, which would have a dilutive effect on EPS.

Cash

Cash consists of cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2023 and 2022, cash balances held in PRC banks were uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2023 and 2022.

Concentrations of Credit Risk

Currently, all of the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the United States of America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

Investments

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Considering the Company’s short-term investments are highly liquid in nature, changes in the FV and related transactions of short-term investments are presented as operating activities in the Company’s consolidated statements of cash flows. Long-term investments include mutual funds and wealth management products with a maturity of over one year. The Company accounts for investment in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for investments are included in Consolidated Statements of Operations.

If a security is acquired with the intent of selling it within hours or days, the security is classified as a trading security. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security is classified as a held-to-maturity security. The Company classifies investments in wealth management products as held-to-maturity securities as the Company intends to hold these investments until maturity. The investments in wealth management products are valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in FV below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its FV at the balance sheet date of the reporting period for which the assessment is made.

Expected Credit Losses

On January 1, 2023, the Company adopted ASC 326, Credit Losses (“ASC 326”), which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods. The adoption did not have a material impact on the Company’s CFS.

Upon adoption of ASC 326, the Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, etc., and the estimated credit losses charged to the allowance are classified as general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to Suppliers

Advances to suppliers are amounts prepaid to suppliers for purchases of inventories and outsourced software services. In evaluating the recoverability of such advances, the Company mainly considers the age of the balance and the ability of the suppliers to perform the related obligations.

Deferred Offering Cost

The Company complies with ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering cost consisted of underwriting, legal, accounting and other expenses incurred through the balance sheet date that were directly related to the Initial Public Offering (IPO), and it was charged to shareholders’ equity upon the completion of the IPO.

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

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful life
Furniture and office equipment	3-5 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	5-20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated FV and its book value.  The Company did not record any impairment charge for the years ended December 31, 2023, 2022 and 2021.

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

Hardware revenues are generated primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. Sales of hardware have a single performance obligation. The Company recognizes the revenue when ownership is transferred to end customers. The Company’s revenue from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion to establish the prices.

●	Software sales

HiTek also does business in software sales and focuses on the perpetual licenses sales for one of the self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal companies. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

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

The Company recognizes revenue from software sales when the software is accepted by the customer.

●	Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China were required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. From January 21, 2021, new taxpayers can receive electronic tax control Ukey for free from the tax authority. HiTek could provide supporting services to the new taxpayers.

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

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides the tax device after-sales supporting services and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Revenue from its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue from tax control system risk investigation service is recognized when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that is sold separately and charged to customers at contract inception.

The Company’s revenue from its gross billings is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk.

Revenue was comprised of the following.

	Years Ended December 31,
	2023	2022	2021
Revenues
Hardware	$2,428,592	$2,504,426	$2,434,694
Tax devices and service	1,376,323	1,803,650	1,970,363
Software	758,816	2,120,532	2,056,106
Total revenues	$4,563,731	$6,428,608	$6,461,163

●	Contract balances

Prepayments received from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of the annual service fees for GTD and tax invoicing management service received from customers while the services have not yet been performed. The Company recognizes the service fees as revenue on a straight-line basis in accordance with the service periods.

●	Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for GTD received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. For the years ended December 31, 2023, 2022 and 2021, the Company recognized revenue of $977,054, $784,530 and $752,286, respectively, that was included in the deferred revenue balance at the beginning of each year.

Cost of Revenue

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid for the GTD; and (iv) compensation for the employees who handle the products and other costs that are necessary for us to provide the services to our customers.

Selling Expenses

Selling expenses consists of primarily shipping and handling costs for products sold and advertising and marketing expenses for promotion of our products.

General and Administrative Expenses

General and administrative expenses consist primarily of costs of salary and welfare for our general administrative and management staff, facilities costs, depreciation and amortization expenses, professional fees, accounting fees, meals and entertainment, utilities, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization was recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purposes.

Government Subsidies

Subsidies are given by the government to mainly support the Company for the increase in production and social insurance compensation for rural laborers. Subsidies are recognized as government subsidies income in the consolidated statements of operations when received.

Research and Development Expenses

The Company follows FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. FASB ASC 985-20-25 requires research and development (“R&D”) costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. Some judgment and estimation is required to assess when technological feasibility Is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore, R&D costs are generally expensed as incurred.

The Company expenses R&D expenses as incurred and they are included as part of general and administrative expenses. R&D expenses for the years ended December 31, 2023, 2022 and 2021 were $38,221, $42,052 and $43,661, respectively.

The Company defers certain costs for the software development activities associated with certain software, which the Company determined has future economic benefit. Management periodically reviews and revises, when necessary, its estimate of the future benefit of these costs and expenses if it deems there no longer is a future benefit. The Company has two software (for internal use) (Finance and Taxation Service Platform Mobile Application and Corporate Full-Service Platform Mobile Application) and they were fully amortized as of December 31, 2022.

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

The Company applies the provisions of ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s CFS. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

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

The exchange rates as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and 2022 are as follows:

	December 31,		Years Ended December 31,
	2023	2022	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.0971	6.9091	7.0732	6.7285

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the years ended December 31, 2023, 2022 and 2021 consisted of net income and unrealized gain (loss) from foreign currency translation adjustment.

Related Parties

A party is considered related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

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

The most significant impact upon adoption is for the recognition of Right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its CFS.

NOTE 3 – INVESTMENTS

Short-term investments consist of trading stock and debt securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Long-term investments consist of wealth management products with maturity over one year. Investments consisted of the following.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Trading securities	$5,837,445	$5,837,445	$-	$-
Held-to-maturity debt securities	3,000,000	3,000,000	-	-
Long-term investment
Held-to-maturity debt securities	1,000,000	1,000,000	-	-
Total	$9,837,445	$9,837,445	$-	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Short-term investment
Trading securities	$2,408,772	$2,408,772	$-	$-
Held-to-maturity debt securities	1,881,576	1,881,576	-	-
Total	$4,290,348	$4,290,348	$-	$-

Net investment (loss) income for the years ended December 31, 2023, 2022 and 2021 consists of the following.

	December 31,
	2023	2022	2021
Gain (loss) from sales of short-term investments:
Trading securities	$31,097	$(30,848)	$3,945
Held-to-maturity debt securities	11,397	-	17,189
Unrealized holding income (loss) of short-term investments:
Trading securities	49,245	(2,722)	82,241
Held-to-maturity debt securities	184,018	14,207	-
Unrealized holding income of long-term investments:
Held-to-maturity debt securities	54,795	-	-
Net investment income (loss)	$330,552	$(19,363)	$103,375

NOTE 4 – accounts receivable, Net

As of December 31, 2023 and 2022, accounts receivable, net consisted of the following.

	2023	2022

Accounts receivable	$2,279,593	$3,435,340
Less: allowance for credit losses	(160,855)	$(164,122)
Accounts receivable, net	$2,118,738	$3,271,218
Accounts receivable – related party, net	$-	$399,465
Non-current accounts receivable	$4,597,214	$4,209,546

The following table describes the movements in the allowance for credit losses during the years ended December 31, 2023 and 2022.

	2023	2022	2021

Balance at January 1	$164,122	$179,475	$298,224
Provision for (reversal of) doubtful accounts	1,084	(1,087)	(124,881)
Foreign exchange difference	(4,351)	(14,266)	6,132
Balance at December 31	$160,855	$164,122	$179,475

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

NOTE 5 – ADVANCES TO SUPPLIERS, Net

As of December 31, 2023 and 2022, advances to suppliers consisted of the following:

	2023	2022

Advances to suppliers - Inventories	$-	$483,435
Advances to suppliers – Services (1)	338,166	-
Less: reserve for amount not recoverable	-	(1,666)
Total	$338,166	$481,769

(1)	In 2023, the Company signed a software upgrade and development contract (for internal use) (Interface System), which obligated the software company to perform certain software upgrade and development activities from May to September 2023. As of December 31, 2023, the total contract price was $676,333 and shall be paid using installment payment method (50% within 5 working days after the signing of this contract, 40% within 5 working days upon launching of the official version, and 10% within 30 working days upon launching of the official version). The ownership of the final product belongs to the Company.

NOTE 6 – INVENTORIES, NET

As of December 31, 2023 and 2022, inventories consisted of the following.

	2023	2022

Inventory	$236,739	$442,681
Less: reserve for obsolete inventories	(17,234)	(12,011)
Total	$219,505	$430,670

Inventories include computer, network hardware, and GTDs. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2023 and 2022, prepaid expenses and current assets consisted of the following.

	2023	2022

Interest receivable (1)	$171,657	$42,263
Prepaid expenses (2)	24,770	4,342
Other receivables, net (3)	156,492	48,320
Total	$352,919	$94,925

(1)	Interest receivable primarily consists of interest from loans to third parties and interest from investments.

(2)	Prepaid expenses primarily consist of insurance premium, investor relations and lawyer’s fee.

(3)	Other receivables primarily consist of cash advance to employees for business travel or expenses incurred in the ordinary courses of business, net of expected credit loss.

NOTE 8 – LOAN RECEIVABLE

As of December 31, 2023 and 2022, loan receivable consisted of the following.

	2023	2022

Guangxi Beihengda Mining Co., Ltd. (1)	$5,213,397	$5,355,257
Hongkong Sanyou Petroleum Co., Ltd (2)	2,621,971	-
Total loan receivable	7,835,368	5,355,257
Less: current portion	3,608,289	1,013,157
Loan receivable - non current	$4,227,079	$4,342,100

(1)	On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,272,079), RMB3,000,000 ($422,708) and RMB7,000,000 ($986,318) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan was extended for one year and will mature on January 21, 2025. The RMB7,000,000 will mature on June 13, 2024. The RMB3,000,000 loan was repaid in August 2022 with an interest of RMB120,000 ($17,368). The change in the carrying value of these outstanding loans from $5,355,257 in 2022 to $5,213,397 in 2023 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

(2)	In 2023, the Company provided loans with interest of 1.5% per month to another third party for its operating activities. The loans are secured by their respective pledge contracts using their underlying assets. Such loans mature within nine months from the date of issue, with loan principal, interest, and handling fees to be settled immediately after the maturity date. From April to December 2023, total loans to such a third party were $9.8 million, of which $7.3 million of the principal was repaid prior to December 31, 2023.

Interest income for the loans for the years ended December 31, 2023, 2022 and 2021 was $909,362, $540,842 and $7,107, respectively.

NOTE 9 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract with a third party software development company to develop a Corporate Full-Service Platform Mobile Application for internal use. The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. In August 2023, the Company signed a supplemental agreement with an external vendor who took over the software development project. As of December 31, 2023, approximately $411,000 had been advanced to the software development company; and the Company is committed to additional costs under software development contract of approximately $12,000. The software development project is expected to be complete in the third quarter of 2024.

NOTE 10 – PROPERTY, equipment AND SOFTWARE, net

As of December 31, 2023 and 2022, property, equipment and software consisted of the following.

	2023	2022

Office furniture	$51,277	$2,576
Computer equipment	6,371	6,545
Transportation equipment	202,893	67,580
Buildings and improvements	586,373	448,607
Software	1,039,861	1,068,156
	1,886,775	1,593,464
Less: accumulated depreciation and amortization	(1,483,445)	(1,470,497)
	$403,330	$122,967

For the years ended December 31, 2023 and 2022, depreciation expenses were $50,662 and $21,881, respectively.

NOTE 11 – Taxes payable

As of December 31, 2023 and 2022, taxes payable consisted of the following.

	2023	2022

Value-added tax	$1,219,713	$1,135,002
Income tax	564,372	404,617
Other taxes	133,562	131,703
Total	$1,917,647	$1,671,322

NOTE 12 – RELATED PARTY TRANSACTIONS

The following are related party balances as of December 31, 2023 and 2022.

	2023	2022

Accounts receivable
Beijing Zhongzhe Yuantong Technology Co., Ltd.(1)	$-	$399,465
	$-	$399,465

	2023	2022

Due to related parties
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$-	$598
	$-	$598

The following are related party transactions for the years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021

Cost of revenues
Fengqi (Beijing) Zhineng Technology Co., Ltd.(2)	$8,480	$11,830	$52,961
	$8,480	$11,830	$52,961

(1)	Beijing Zhongzhe Yuantong Technology Co., Ltd. (“Beijing Zhongzhe”) and one of the minority shareholders of HiTek are under common control. As of December 31, 2022, accounts receivable from Beijing Zhongzhe Yuantong Technology Co., Ltd. was $399,465. As of December 31, 2023, it was collected by the Company.

(2)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd. hardware of $8,480, $11,830 and $52,961 for fiscal year ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company has outstanding advances owed to Fengqi (Beijing) Zhineng Technology Co., Ltd., of $nil and $598, respectively. The advances are due on demand and non-interest bearing.

NOTE 13 – LEASES

A summary of supplemental information related to operating leases as of December 31, 2023 is as follows.

Operating lease ROU assets	$3,309

Operating lease liabilities-current	$3,309
Total operating lease liabilities	$3,309

Weighted average remaining lease term	1.0 year
Weighted average discount rate	4.8%

The following table represents the maturity of lease liabilities as of December 31, 2023.

12 months ending December 31,
2024	3,382
Total lease payments	3,382
Less: interest	(73)
Present value of lease liabilities	$3,309

NOTE 14 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2023 and 2022, accrued expenses and other current liabilities consisted of the following.

	2023	2022

Payroll	$130,463	$253,212
Interest payable	46,639	21,132
Other	78,029	73,823
Total	$255,131	$348,167

NOTE 15 – LOAN PAYABLES

As of December 31, 2023 and 2022, loan payables consisted of the following.

	2023	2022

Short-term borrowings	$493,159	$506,578
Long-term borrowings	2,113,539	2,171,050
Total	$2,606,698	$2,677,628

On January 21, March 28 and June 14, 2022, the Company entered into three loans of RMB15,000,000 ($2,113,539), RMB1,500,000 ($211,354) and RMB3,500,000 ($493,159) from a third party, carrying interest at 12%. The RMB15,000,000 loan is extended for one year and will mature on January 21, 2025. The RMB3,500,000 loan is due on June 13, 2024. The RMB1,500,000 loan was repaid prior to December 31, 2022. The change in the carrying value of these outstanding loans from $2,677,628 in 2022 to $2,606,698 in 2023 was due mainly to currency translation.

The interest expense for the years ended December 31, 2023, 2022 and 2021 was $313,861, $285,353 and $nil, respectively.

NOTE 16 – ORDINARY SHARES

In April 2023, the Company issued 3,404,685 Ordinary Shares, of which 3,200,000 shares were related to the IPO and 204,685 shares related to an over-allotment arrangement, at $5.00 per share with net proceeds of approximately $15.1 million.

On February 5, 2024, the 2024 annual general meeting of shareholders adopted the resolutions that the issued 14,392,364 ordinary shares of par value of US$0.0001 each are re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001 each with one vote per share (the “Class A Ordinary Shares”) and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the “Class B Ordinary Shares”) on a one for one basis.

NOTE 17 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the CFS as HiTek Hong Kong Limited has no assessable profits for the years ended December 31, 2023, 2022 and 2021.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and is subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested companies. One of the Company’s subsidiaries located in the Xinjiang Huoerguosi special development zones, Huoerguosi, is currently exempt from corporate income tax in China from January 1, 2017 to December 31, 2021. Since the beginning of 2022, Huoerguosi did not enjoy the above preferential tax policy. State Administration of Taxation and Ministry of Finance issued a notice related to the tax relief policy for small-scale companies in January 2019. According to the notice, from January 1, 2019 to December 31, 2021, if a small profit-making enterprise has annual taxable income less than or equal to RMB 1 million, only 25% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but less than RMB 3 million, 50% of their annual taxable income will be subject to income tax at the reduced rate of 20%. In April 2021, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2021 to December 31, 2022, for those with annual taxable income less than or equal to RMB 1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%. In March 2022, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance further issued a notice stating that, from January 1, 2022 to December 31, 2024, for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. In March 2023, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2023 to December 31, 2024, for those with annual taxable income less than or equal to RMB 1 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%.

The Company’s income (loss) before income taxes includes the following for the years ended December 31.

	2023	2022	2021

Non-PRC operations	$(176,949)	$(385,297)	$(328,672)
PRC operations	1,771,475	2,254,260	2,540,882
Total income before income taxes	$1,594,526	$1,868,963	$2,212,210

Income tax expense was comprised of the following for the years ended December 31.

	2023	2022	2021

Current tax expense	$207,553	$276,189	$202,229
Deferred tax expense	339,332	177,029	340,624
Total income tax expense	$546,885	$453,218	$542,853

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2023 and 2022 as follows.

	2023	2022

Deferred tax assets
Net operating loss	$8,338	$5,313
Deferred revenue	39,340	205,605
Unbilled cost	374,357	355,461
Unbilled interest expenses	37,727	34,592
Software amortization	259,965	267,039
Allowance for doubtful accounts	13,459	8,308
Inventories obsolescence	(6,591)	7,043
Unrealized losses on trading securities	1,761	1,809
Accrued Bonus	43,074	62,441
Other	34,246	31,819
Total deferred tax assets	805,676	979,430
Deferred tax liabilities
Unbilled revenue	(2,270,234)	(2,149,169)
Unbilled interest income	(50,369)	(69,149)
Deferred government subsidiary income	(41,673)	(42,806)
Unrealized gain on short-term investment	(285)	(2,796)
Other	(14,336)	(4,462)
Total deferred tax liabilities	(2,376,897)	(2,268,382)
Valuation allowance	(32,942)	(11,469)
Net deferred tax liabilities	$(1,604,163)	$(1,300,421)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the years ended December 31.

	2023	2022	2021

PRC statutory tax rate	25%	25.0%	25.0%
Effect of different tax rates in different jurisdictions	2.8%	5.2%	3.7%
Permanent difference	-%	(0.1)%	1.1%
Tax holiday effect (1)	6.5%	(5.9)%	(5.3)%
Effective tax rate	34.3%	24.2%	24.5%

(1)	A PRC subsidiary incurred loss in 2023, which resulted in tax benefit and positive tax holiday effect in 2023.

Uncertain Tax Positions

The Company had no significant unrecognized uncertain tax positions or unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2023 and 2022.

NOTE 18 – CONCENTRATIONS

Major Customers

Details of the Company’s major customers (including those accounting for 10% or more of the Company’s total revenues) are as follows.

	Years Ended December 31,
	2023		2022		2021

Customer A	$801,344	18%	$2,291,651	36%	$1,784,738	28%
Customer B	398,488	9%	834,911	13%	896,220	14%
Total	$1,199,832	27%	$3,126,562	49%	$2,680,958	42%

Details of the Company’s major customers (including those accounting for 10% or more of the Company’s accounts receivable are as follows.

	December 31,
	2023		2022		2021

Customer A	$4,615,308	67%	$5,274,060	67%	$4,256,804	66%
Customer B	1,901,481	28%	1,864,208	24%	1,027,238	16%
Customer C	-	-%	399,465	5%	963,034	15%
Total	$6,516,789	95%	$7,537,733	96%	$6,247,076	97%

Major Suppliers

Details of the Company’s major suppliers (including those accounting for 10% or more of the Company’s total purchases) are as follows.

	Years Ended December 31,
	2023		2022		2021

Supplier A	$13,532	1%	$62,647	2%	$295,283	11%
Supplier B	312,039	12%	20,586	1%	109,764	4%
Supplier C	-	-%	472,988	16%	215,526	8%
Supplier D	-	-%	430,744	15%	267,933	10%
Supplier E	105,852	4%	366,115	13%	138,849	5%
Supplier F	94,348	4%	326,836	11%	-	-%
Total	$525,771	21%	$1,679,916	58%	$1,027,355	38%

Details of the Company’s major suppliers (including those accounting for 10% or more of the Company’s accounts payable) are as follows.

	December 31,
	2023		2022		2021

Supplier C	$256,623	47%	$52,539	8%	$-	-%
Supplier E	18,562	3%	155,990	22%	39,077	8%
Supplier G	14,649	3%	131,661	19%	6,061	1%
Supplier H	-	-%	79,605	11%	86,494	17%
Supplier I	-	-%	8,887	1%	84,671	16%
Supplier J	59,195	11%	60,806	9%	66,068	13%
Total	$349,029	64%	$489,488	70%	$282,371	55%

NOTE 19 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2023, the Company was not aware of any litigation or proceedings against it.

Risks in relation to the VIE structure

It is possible the Company’s operations and businesses through its VIE could be found by PRC authorities to violate PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered foreign invested companies (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result, the Company’s VIE could become subject to the current restrictions on foreign investment in certain categories of industry. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible the contracts among WFOE, HiTek and HiTek’s shareholders would not be enforceable in China if PRC government authorities or courts found that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. If the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s CFS. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, HiTek and HiTek’s shareholders are approved and in place. Management believes such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on R&D, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision-making ability. All VIEs and their subsidiaries of the Company must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2023	2022

Total current assets	$10,571,775	$11,276,852
Total non-current assets	$9,641,441	$9,102,933
Total Assets	$20,213,216	$20,379,785
Total Liabilities	$7,073,660	$5,329,843

	Years Ended December 31,
	2023	2022	2021
Revenues	$4,335,591	$6,228,595	$6,473,638
Net income	$1,098,947	$1,684,991	$2,061,517

	Years Ended December 31,
	2023	2022	2021
Net cash provided by (used in) operating activities	$834,596	$4,016,852	$(757,861)
Net cash (used in) provided by investing activities	$(675,964)	$(7,349,231)	$400,006
Net cash provided by financing activities	$-	$2,749,498	$-

NOTE 20 – SUBSEQUENT EVENTS

The Company performed an evaluation of events and transactions for potential recognition or disclosure through the date of this report. The Company is not aware of any material subsequent event other than the item disclosed below.

In January 2024, the Company signed a supplementary agreement with Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the Lenders) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the Borrower) to extend RMB30,000,000 loan receivable and RMB15,000,000 loan payable for one year, due on January 21, 2025.

On February 5, 2024, the 2024 annual general meeting of shareholders adopted the resolutions that the issued 14,392,364 ordinary shares of par value of US$0.0001 each are re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001 each with one vote per share (the “Class A Ordinary Shares”) and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the “Class B Ordinary Shares”) on a one for one basis.

NOTE 21- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such rules and concluded they were applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed CFS for the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

	December 31,
	2023	2022
Assets
Current assets
Cash	$8,236,065	$226,578
Short-term investments	3,000,000	-
Intercompany receivables	15,000	10,000
Loan receivable	2,621,971	-
Prepaid expenses and other current assets	204,604	-
Total current assets	14,077,640	236,578

Non-current assets
Non-current deferred offering cost	-	349,842
Long-term investments	1,000,000	-
Investments in non-VIE subsidiaries	14,621,943	14,299,036
Total non-current assets	15,621,943	14,648,878
Total Assets	$29,699,583	$14,885,456

Liabilities and Shareholders’ Equity
Current liabilities
Intercompany payable	$1,361,997	$1,358,930
Total current liabilities	1,361,997	1,358,930

Total Liabilities	1,361,997	1,358,930

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares and 10,987,679 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	1,439	1,099
Additional paid-in capital	16,721,551	2,628,356
Statutory reserve	836,215	836,215
Retained earnings	11,387,748	10,340,107
Accumulated other comprehensive loss	(609,367)	(279,251)
Total Shareholders’ Equity	28,337,586	13,526,526
Total Liabilities and Shareholders’ Equity	$29,699,583	$14,885,456

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2023	2022

Revenues	$36,402	$-
Gross profit	36,402	-

Operating expenses:
General and administrative	764,111	378,857
Total operating expenses	764,111	378,857

Operating loss	(727,709)	(378,857)

Other income (expense)
Net investment income	238,812	-
Interest income	317,505	35
Other expense, net	(3,382)	(4,327)
Total other income (loss)	552,935	(4,292)

Share of income from subsidiaries	1,222,415	1,798,894
Income before provision for income taxes	1,047,641	1,415,745

Net income	$1,047,641	$1,415,745
Comprehensive income
Net income	$1,047,641	$1,415,745

Comprehensive income	$1,047,641	$1,415,745
Earnings per ordinary share
– Basic and diluted	$0.08	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted	13,257,469	10,987,679

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2023	2022

Operating Activities
Net income	$1,047,641	$1,415,745
Adjustments to reconcile net income to net cash used in operating activities:
Accrued interest income from loans	(317,172)	-
Net investment gain	(1,461,227)	(1,798,894)
Changes in operating assets and liabilities:
Deferred offering cost	(130,134)	60,000
Due from intercompany	(5,000)	-
Due to intercompany	3,067	-
Prepaid expenses and other current assets	-	40,000
Net cash used in operating activities	(862,825)	(283,149)

Investing Activities
Loans to third parties	(11,260,542)	-
Repayment from third-party loans	8,830,933	-
Purchases of held-to-maturity investments	(11,000,000)	-
Redemption of held-to-maturity investments	7,159,018	-
Net cash used in investing activities	(6,270,591)	-

Financing activities:
Proceeds from issuance of ordinary shares	15,142,902	-
Net cash provided by financing activities	15,142,902	-

Net increase (decrease) in cash	8,009,486	(283,149)
Cash and equivalents at beginning of year	226,578	509,727
Cash and equivalents at end of year	$8,236,064	$226,578

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Second Amended and Restated Memorandum and Articles of Association				X
2.1	Specimen Certificate for Class A Ordinary Shares				X
2.2	Description of Securities				X
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
4.4	Exclusive Technical Consultation and Service Agreement dated March 31, 2018, between WFOE and the Company	F-1	10.4	December 31, 2018
4.5	Equity Interests Pledge Agreement dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd. ***	F-1	10.5	December 31, 2018
4.6	Exclusive Equity Interests Purchase Agreement dated March 31, 2018, amongst WFOE, Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd., and HiTek***	F-1	10.6	December 31, 2018
4.7	Form of Power of Attorney dated March 31, 2018, between WFO and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.***	F-1	10.7	December 31, 2018
8.1	List of Subsidiaries	20-F	8.1	April 27, 2023
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
11.2	Insider Trading Policy of the Registrant				X
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent Letter of Jingtian & Gongcheng				X
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated February 21, 2023	6-K	16.1	February 21, 2023
97.1	Form of Compensation Recovery Policy of the Registrant				X
101.	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss), (iii) Consolidated Statements of Changes in Shareholders’ Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	April 5, 2024