Form 20-F
period 2024-12-31
HiTek Global Inc.
filed 2025-04-25
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 21,107,364 Class A ordinary shares, par value $0.0001 per share, and 8,192,000 Class B ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this annual report to:

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the Class A Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“Class B Ordinary Shares” are to the Class B Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	"Companies Act" are to the Companies Act (As Revised) of the Cayman Islands.

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by WFOE;

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation;

●	“HiTek”, or “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek;

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary;

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares.

●	“we”, “us” or the “Company” are to Hitek Global Inc.;

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd.,a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK; and

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by (i) Haitian Weilai, our indirect subsidiary, (ii) the VIE entity and the VIE entity’s subsidiary, Huasheng. Neither we nor our subsidiaries own any equity interests in the VIE entity. WFOE, the VIE entity and the shareholders of the VIE entity entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE entity in our consolidated financial statements because we are deemed as the primary beneficial of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

The following diagram illustrates our corporate structure as of the date of this annual report. All percentages in the following diagram related to our shareholders reflect the voting ownership interests instead of the equity interests held by each of our shareholders given that each holder of our Class B Ordinary Shares is entitled to 15 votes per one Class B Ordinary Share and each holder of our Class A Ordinary Shares is entitled to one vote per one Class A Ordinary Share:

(1)	The equity of HiTek is 56.29% owned by Xiaoyang Huang, our Chief Executive Officer; 36.78% owned by Shenping Yin, our Chairman of the Board; 2.35% owned by Bo Shi, our Chief Technology Officer; 0.78% owned by Zhishuang Wang; 0.78% owned by Liuqing Huang; 3.02% owned by Jingru Li.

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

Risks Associated with Our Corporate Structure, Doing Business in China and the VIE Agreements

The Company is not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries based in mainland China.

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in mainland China and the complex and evolving mainland China laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

The Corporate Structure

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over HiTek. See “Risk Factors — Risks Relating to Our Corporate Structure” starting on page 14 of this annual report, “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

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

Permission or Approval Required from the PRC Authorities for The VIE’s Operation

To operate our business in China, the consolidated VIE is required to obtain a business license from the State Administration for Market Regulation (“SAMR”). HiTek has a valid business license from the SAMR, and no application for any such license was denied.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice

Additionally, pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people's livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator; and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security.   However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. See “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

Furthermore, the PRC government initiated a series of regulatory actions and statements to regulate activities in the overseas securities listing in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023.

The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions was issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. As of the date of this annual report, as advised by Jingtian& Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering (“IPO”) was declared effective on March 30, 2023 and we completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our IPO.   If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market. However, since the Trial Measures were newly promulgated, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. Any failure or perceived failure of us to fully comply with such new regulatory requirements on a timely basis could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

The Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, Wei, Wei & Co., LLP, is headquartered in the United States   and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. See “Risk Factors — Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

Dividend Distributions or Assets Transfer among the Holding Company, its Subsidiaries and the VIE entity

Our management monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfil its obligation for the foreseeable future and to ensure adequate liquidity. As a holding company, we may rely on dividends and other distributions on equity paid by Hitek HK, and   HiTek, for our cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. In order for us to pay dividends to our shareholders, we will rely on payments made from HiTek to WFOE, pursuant to VIE Agreements between them, and the distribution of such payments to HiTek HK as dividends from WFOE. Certain payments from our HiTek to WFOE are subject to PRC taxes, including business taxes and VAT.

We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid or any assets will be transferred in the foreseeable future. As of the date of this annual report, there has been no distribution of dividends or assets among the holding company, the subsidiary or the consolidated VIE. In the future, cash proceeds raised from overseas financing activities may be transferred by us to the consolidated VIE via capital contributions or shareholder loans, as the case may be. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

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

Summary Risk Factor

Risks Related to Our Business Operations

Risks and uncertainties related to our business include, but are not limited to, the following:

●	We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition and results of operations.

●	Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

●	Our future revenues and growth prospects depend on the growth of new business entities in the Xiamen metropolitan areas, which is not within our control and the growth rate may decrease. As such, our operations and revenues may be negatively impacted.

●	Increased use of electronic invoice will reduce the number of customers using our ACTCS services.

●	Our IT services and hardware and software sales rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

●	A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term service agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

●	Extended payment terms may cause deferred payments or bad debts, which could negatively affect our business operations.

●	We source our retail hardware primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

●	We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business

Risks Relating to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiary through VIE Agreements, which may not be effective in providing control over HiTek.

●	Because we are an offshore holding company and our business was conducted through VIE Agreements with HiTek, the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and we face uncertainty about future actions by PRC regulatory authorities that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

We are based in China and having the majority of our operations in China, and therefore, we face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	Although the audit report included in this annual report is prepared by U.S. auditors which are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act, as Amended, if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely for two consecutive years, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

●	Nasdaq may apply additional and more stringent criteria for our continued listing because we completed a small public offering and our insiders hold a large portion of our listed securities.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

●	China’s economic, political and social conditions, laws and regulations, as well as possible interventions and influences of any government policies and actions are uncertain and could have a material adverse effect on our business and the value of our Class A Ordinary Shares.

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, results of operations, and the offering.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. Any actions by Chinese government, including any decision to intervene or influence our operations or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operation, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

●	We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

Risks Relating Our Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating our Class A Ordinary Shares, including, but not limited to, the following:

●	We do not intend to pay dividends for the foreseeable future.

●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and our chief executive officer (who together hold 100% of our issued Class B Ordinary Shares), and their interest may not be aligned with the interests of our other shareholders.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Share.

●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

●	Since Mr. Shenping Yin, Chairman of the Board, and his wife, Ms. Xiaoyang Huang, chief executive officer, are able to exercise more than 85% of the total voting power of our issued and outstanding share capital, Mr. Yin will have the ability to elect directors and approve matters requiring shareholder approval.

●	We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Risks Related to Our Business Operations

We face risks related to health epidemics such as the COVID-19, and other outbreaks, which could significantly  disrupt our operations and adversely affect our business, financial condition and results of operations.

Our business could be materially and adversely affected by health epidemics such as the COVID-19 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to public transportation and usual business operations, which could severely disrupt our operations. Our business operations depend on the overall economy and demand for IT consulting and solutions service in Xiamen area, which could be disrupted by health epidemics.

In 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities. Normal economic life was curtailed. We took a series of measures to protect our employees, including temporarily closing our offices. For our tax devices and Services sector, we had to collect the service fee on-site from those customers who have not used our online payment platform.

The extent to which our operating and financial results may be affected by future unforeseen pandemics and health crises will depend on various factors and consequences beyond our control, such as the emergence of more contagious and harmful variants of viruses, the duration and scope of any pandemic or similar crises, additional actions by businesses and governments in response, and the speed and effectiveness of responses to combat such events.

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

Since 2018, the Chinese tax regulators have been rolling out the electronic invoicing system. Currently, electronic invoices are mostly used by businesses in the Fast Moving Consumer Goods (“FMCG”) industry such as fast food restaurants and coffee shops. The electronic invoices enable FMCG companies to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of Chinese tax authorities. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. Businesses who use electronic invoices still need to purchase tax reporting devices such as GTD. But they will not need maintenance services. Currently, approximately 1.5% of our SME clients are FMCG business entities. According to relevant notice, small-scale taxpayers with sales amount not in excess of RMB 100,000 for each month are exempt from ACTCS or GTD technical service fee since 2019. Since January 2021, new taxpayers in Xiamen could receive free tax Ukeys from the Tax authorities. The increased use of electronic invoices, the exemption of ACTCS technical service fee for small-scale taxpayers and free tax Ukeys for new tax payers will reduce our annual service fee revenue and thus negatively affect our total revenue.

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

For the year ended December 31, 2024, two customers collectively accounted for 29% of total the Company’s revenues. For the year ended December 31, 2023, one customer accounted for 18% of total the Company’s revenues. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

Extended payment terms may cause deferred payments or bad debts, which could negatively affect our business operations.

The Company generally gives a two-year credit period to large customers such as large-scale oil and coal mining groups. Their collection period is usually longer than other medium or small-sized companies. An extended credit period will have a potential risk of causing deferred payments or bad debts, which could negatively affect our business operations.

We source our retail hardware primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

For the year ended December 31, 2024, two suppliers accounted for 40% of the total purchases. For the year ended December 31, 2023, one supplier accounted for 12% of the total purchases. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

We face the risk that a third party borrower may not repay the loans we made to it. An event of default could have a material adverse effect on our cash flow, results of operations and financial condition.

On January 21, 2022, March 28, 2022, and June 14, 2022, Hitek and HiTek, Beijing Baihengda Petroleum Technology Co., Ltd. (“Beijing Baihengda,” together with HiTek, the “Lenders”) and Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda,” or the “Borrower”) entered into three loan agreements with similar terms, pursuant to which the Lenders loaned RMB 40 million (approximately US$5.98 million with an exchange rate of 0.1494 as of June 30, 2022) (collectively, the “Loans”) to the Borrower at monthly interest of 1%. Each of HiTek and Baihengda funded RMB 20 million of the Loans (approximately US$2.99 million with an exchange rate of 0.1494 as of June 30, 2022).  As of the date of this annual report, the outstanding principal amount of the Loans was RMB 37 million (approximately US $5.1 million with an exchange rate of 0.1370 as of December 31, 2024). All of the Loans had a two-year term commencing from their respective issuance dates. During 2024, the lenders and the borrower signed a supplementary agreement under which the maturity date of the Loans was extended to December 2028. The Borrower could pre-pay the outstanding loan amount after 12 months without penalty. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, the Loans are secured by the Borrower’s coal mining permit, issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining rights for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for a production of 1.306 million cubic meters per year.

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

We believe our existing working capital and cash available from operations will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. As a result, we could be required to raise additional capital. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of debt or equity securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of shareholders holding Class A Ordinary Shares, and the terms of any such debt securities could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

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

Risks Relating to Our Corporate Structure

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its Subsidiary through VIE Agreements, which may not be effective in providing control over HiTek.

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its Subsidiary through VIE Agreements. All of our current revenue and net income is derived from HiTek, the VIE in China. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated on June 23, 2020 and effective on July 23, 2020, respectively, and other applicable laws and regulations.

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

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements with HiTek, the VIE in China, the equity of which is owned by Xiaoyang Huang, Shenping Yin, Bo Shi, Zhishuang Wang, Liuqing Huang and Jingru Li, through VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of HiTek are treated as our assets and liabilities and the results of operations of HiTek are treated in all respects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements between WFOE and HiTek.

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

Furthermore, regulatory requirements on cybersecurity, data security and data privacy in China are evolving and are subject to varying interpretations or significant changes, resulting in uncertainties about the scope of HiTek’s responsibilities in that regard. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect September 1, 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review, and operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. In July 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of Important Data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) the data transferred out of mainland China is Important Data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC.

Although the CAC Revised Measures provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the CAC Revised Measures and security assessment for outbound data, considering that (i) we are not in possession of or otherwise holding any Important Data; (ii) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; and (iii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. That being said, considering that the CAC Revised Measures empowers the cybersecurity review office to initiate cybersecurity review when they believe any particular data processing activities “affect or may affect national security”, and it is uncertain whether the competent government authorities will deem that Hitek’s data processing activities may affect national security and thus initiating the cybersecurity review against Hitek’s businesses. Failure of cybersecurity, data privacy and data security compliance could subject Hitek to penalties, damage its reputation and brand, and harm its business and results of operations

If WFOE, HiTek or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or HiTek fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and we face uncertainty about future actions by PRC regulatory authorities that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

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

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations.

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

As advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 for our initial public offering was declared effective on March 30, 2023 and we completed our initial public offering and listing prior to September 30, 2023, we were not required to complete the filing procedures pursuant to the Trial Measures for our initial public offering. If in the future we are going to conduct any offering or financing in the U.S., we will be required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this annual report, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission or approval from any PRC authorities for our subsidiaries or the VIE’s operations and to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to our offerings from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.  However, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Any failure to obtain or delay in obtaining such approval, complete required filing or procedures, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory agencies may impose fines and penalties on our operations in mainland China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from our initial public offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the Class A Ordinary Shares. In addition, if the CSRC, or other regulatory agencies later promulgate new rules requiring that we obtain their approvals for our initial public offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of the Class A Ordinary Shares.

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

If we become subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such matters, which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and U.S. regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities, lack of effective internal controls over financial reporting (“ICFR”), inadequate corporate governance policies and, in many cases, allegations of fraudulent activities. As a result of the scrutiny, criticism and negative publicity, the publicly traded stocks of many U.S. listed Chinese companies have experienced and may experience in the future high volatility in trading prices and market value and, in some cases, may be subject to the delisting procedures from the national stock exchanges. Some of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our business and stock prices when listed on a national stock exchange. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or false, we will have to expend significant capital and time to investigate such allegations and defend our company. If such allegations are proven to have merit, we and our business operations could be severely affected and you could sustain a significant loss in your investment in our Ordinary Shares.

Nasdaq may apply additional and more stringent criteria for our continued listing because we completed a small public offering and our insiders hold a large portion of our listed securities.

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

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organisation of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Because we are a Cayman Islands exempted company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

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

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act or the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S.. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Federal court of the U.S.

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

Economic conditions in China could impact our business and results of operations in both lines of our business

The VIE entity and its subsidiary’s business and operating results are impacted by Chinese economic conditions, such as a potential general reduction in net disposable income as a result of fiscal measures adopted by Chinese government to address high levels of budgetary indebtedness, which may adversely affect our business, results of operations and financial condition. The most recent global financial crisis and recession resulted in large-scale business failures and tightened credit markets in China, which directly impacts the Chinese IT service market and VAT reporting service industry. Future adverse economic developments in areas such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters could reduce discretionary spending and cause the industries where we operate to contract.

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

The PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, our ability to raise capital and the market price of our shares. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the shares you invest in may significantly decline or become worthless.

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

We may be affected by the currency conversion system.

The PRC government imposes regulation and limitation on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland PRC. Our PRC subsidiaries receive substantially all of their revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements the Company may have, the Company may rely on dividend payments from its subsidiaries. As such we may convert a portion of the subsidiaries’ revenue into other currencies to meet the foreign currency obligations, such as payments of dividends, if any. Shortages in the availability of foreign currency may restrict the ability of the subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the subsidiaries are able to pay dividends in foreign currencies to the Company without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the mainland PRC complies with certain procedures under PRC foreign exchange regulations. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion regulate access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents the subsidiaries from obtaining sufficient foreign currencies to satisfy its foreign currency demand, the subsidiaries may not be able to pay dividends in foreign currencies to the Company shareholders. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

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

We are subject to various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, the VIE, and the VIE’s subsidiary, and among us, our WFOE, the VIE, and the VIE’s subsidiary, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and Important Data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people’s livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC published the CAC Revised Measures which further restates and expands the applicable scope of the cybersecurity review. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CAC Revised Measures provide no further explanation on the extent of “network platform operator” and “foreign” listing, in July 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures outline the requirements and procedures for security assessments on export of Important Data or personal information collected or generated within the territory of mainland China. Furthermore, these measures provide that the security assessment shall combine pre-assessment and continuous supervision, and risk self-assessment and security assessment to prevent data export security risks. Specifically, security assessment is required before any cross-border data can be transferred out of mainland China if: (i) the data transferred out of mainland China is Important Data; (ii) the data processor is a critical information infrastructure operator or data processor that processes personal information of more than one million individuals; (iii) cross-border data transfer of personal information by a data processor who has made cross-border transfer of aggregately more than 100,000 individuals’ personal information or more than 10,000 individuals’ sensitive personal information since January 1st of the previous year; or (iv) otherwise required by the CAC.

As confirmed by our PRC counsel, Jingtian & Gongcheng, we are not subject to cybersecurity review with the CAC and security assessment for outbound data, because (i) we are not in possession of or otherwise holding any Important Data, (ii) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; and (iii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator. However, we cannot guarantee that we will not be subject to cybersecurity review in the future as we offer IT services and sell hardware and software in China. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare payment obligations, and contribute to the plans in such amounts in relation to their employees’ salaries, as specified by the local government where the business operations are. Such requirement to contribute to employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Historically, we did not complete the relevant employee benefit plan registrations for some of our employees in China, and the social insurance and housing fund contributions we paid for certain of our employees may be found inadequate under PRC law. If we fail to make social insurance contributions in full and on time, the relevant administrative authorities may demand us to pay a late payment fee of 0.05% of the outstanding amount for each day of delay. If we fail to make such payment within the deadline, the relevant administrative authorities may impose a fine that equals to one to three times of the outstanding amount. Pursuant to relevant PRC laws and regulations, if we fail to make housing provident fund contributions in full, the housing provident fund management center may demand us to pay and deposit the relevant amount within a stipulated deadline. If we fail to pay and deposit the relevant amount within the deadline, it may apply to a PRC court for compulsory enforcement. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for our historical shortfall in social insurance and housing fund contribution. However, we cannot assure you that local authorities will not impose penalties or other administrative actions on us for our historical noncompliance. If local authorities determine that we failed to make adequate contributions to any employee benefits as required by relevant PRC regulations in the future, we may be subject to penalties and fines and/or catch-up contributions to certain employee benefit plans. A large lump sum payment obligation due to certain labor law violations will likely negatively affect our financial condition and results of operations.

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

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Ordinary Shares.

Under the EIT Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our Ordinary Shares, or the gains realized from the transfer of our Ordinary Shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Ordinary Shares or on dividends paid to our non-resident investors, the value of your investment in our Ordinary Shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements. Non-PRC resident enterprises that are entitled to be taxed at a reduced rate under an applicable income tax treaty may apply to the PRC tax authorities for a refund of any amount withheld in excess of the applicable treaty rate, and payment of such refund will be subject to the PRC tax authorities’ verification.

Evolution with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value.

In particular, PRC laws and regulations concerning the oil equipment industries are evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the industries may lead to changes in PRC laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of April 21, 2025, Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, beneficially owns 8,192,000, or 100%, of our issued Class B Ordinary Shares, or 85.34% of the voting rights in our Company. As a result, until such time as Mr. Shenping Yin’s and Ms. Xiaoyang Huang’s voting power is below 50%, Mr. Shenping Yin and Ms. Xiaoyang Huang as the controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment of directors, and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

As of April 21, 2025, Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, the chief executive officer, were the beneficial owners of 8,192,000 Class B Ordinary Shares, or 85.34%   of the voting rights in our Company, which are directly held by Fortune Enterprise Holdings Limited, an entity 100% owned by Mr. Yin and Ms. Huang. As a result, Mr. Yin and Ms. Huang are able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules because two of our principal shareholders, Shenping Yin, our Chairman of the Board, and Xiaoyang Huang our CEO, who are husband and wife, beneficially own more than 50% of voting power for the appointment of directors. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

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

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors (“BOD”) to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call general meetings and to propose special matters for consideration at general meetings

You may be unable to present proposals before general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than twenty per cent in par value of the issued Shares which as at that date carry the right to vote at general meetings, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Although our articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders, any shareholder may submit a proposal to our board of directors for consideration of inclusion in a proxy statement. Advance notice of at least fifteen calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a general meeting consists of the holders of majority of shares present in person by proxy or duly authorized representative.

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

Our Class A Ordinary Shares currently trades under $5.00 per share and thus is a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our shares.

Our Class A Ordinary Shares currently trade below $5.00 per share. As a result, our Class A Ordinary Shares are known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares are considered to be “penny stock”. Penny stocks are subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, the broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase. The broker/dealer must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our securities, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

Our Ordinary Shares started to trade on the Nasdaq Capital Market under the ticker symbol “HKIT” on March 31, 2023 and on April 4, 2023, the Company completed its IPO of 3,200,000 Ordinary Shares at $5.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance, and expenses, were $13,523,140.

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

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE entity and its Subsidiaries

The following tables present Selected condensed consolidating financial data of the Parent (HiTek Global Inc.), HiTek HK (HiTek Hong Kong Limited), WFOE and its subsidiaries (Tian Dahai (Xiamen) Information Technology Co. Ltd. and Xiamen Haitian Weilai Technology Co., Ltd.), the VIE entity (Xiamen Hengda HiTek Computer Network Co., Ltd.) and its subsidiaries (Xiamen Huasheng HiTek Computer Network Co., Ltd and the former subsidiary, Huoerguosi Hengda Information Technology Co., Ltd). Such financial data include condensed consolidating balance sheets data as of December 31, 2024 and 2023 and the related condensed consolidating statements of operations and cash flows data for the years ended December 31, 2024, 2023 and 2022. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “investments in non-VIE subsidiaries” and net assets of the VIE entity and its subsidiaries through the VIE agreements” and the profit of the subsidiaries is presented as “Income for Non-VIE subsidiaries” and “Income for VIE and its subsidiaries” in the selected condensed consolidating statements of operations.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiary	Eliminations	Consolidated

Revenues	$-	$-	$13,267	$2,891,683	$-	$2,904,950
Cost of revenues	$-	$-	$(25,471)	$(1,873,594)	$-	$(1,899,065)
Loss for Non-VIE subsidiaries	$(117,367)	$(115,507)	$-	$-	$232,874	$-
Loss for VIE and its subsidiary (1)	$-	$-	$(91,812)	$-	$91,812	$-
Net loss	$(896,690)	$(117,367)	$(115,507)	$(91,812)	$324,686	$(896,690)
Comprehensive loss	$(896,690)	$(117,367)	$(120,073)	$(453,222)	$324,686	$(1,262,666)

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Revenues	$36,402	$-	$191,738	$4,335,591	$-	$4,563,731
Cost of revenues	$-	$-	$(46,768)	$(2,595,723)	$-	$(2,642,491)
Income for Non-VIE subsidiaries	$1,222,415	$1,224,590	$-	$-	$(2,447,005)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,098,946	$-	$(1,098,946)	$-
Net income	$1,047,641	$1,222,415	$1,224,590	$1,098,946	$(3,545,951)	$1,047,641
Comprehensive income	$1,047,641	$1,222,415	$1,222,759	$770,661	$(3,545,951)	$717,525

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Revenues	$-	$-	$353,836	$6,228,595	$(153,823)	$6,428,608
Cost of revenues	$-	$-	$(212,995)	$(2,832,393)	$153,823	$(2,891,565)
Income for Non-VIE subsidiaries	$1,798,894	$1,801,042	$-	$-	$(3,599,936)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,684,992	$-	$(1,684,992)	$-
Net income	$1,415,745	$1,798,894	$1,801,042	$1,684,992	$(5,284,928)	$1,415,745
Comprehensive income	$1,415,745	$1,798,894	$1,803,198	$667,389	$(5,284,928)	$400,298

Note:

(1)	It represents the technical consultation and service (“Consulting Fees”) income received from the VIE and its subsidiaries pursuant to the Exclusive Technical Consulting and Service (the “Agreement”).

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiary	Eliminations	Consolidated

Cash	$6,489,424	$2,422	$18,440	$726,512	$-	$7,236,798
Due from inter companies (1)	-		9,656,017	-	(9,656,017)	-
Total current assets	$22,498,317	$2,422	$206,458	$13,362,125	$(1,883,144)	$34,186,178
Investments in non-VIE subsidiaries	$14,138,600	$14,165,412	$-	$-	$(28,304,012)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,016,761	$-	$(14,016,761)	$-
Total non-current assets	$14,138,600	$14,165,412	$14,016,473	$7,356,012	$(42,320,485)	$7,356,012
Total Assets	$36,636,917	$14,167,834	$14,222,931	$20,718,137	$(44,203,629)	$41,542,190
Due to inter companies (1)	-	-	-	9,656,017	(9,656,017)	-
Total Liabilities	$1,361,997	$20,000	$57,519	$6,701,376	$(1,873,622)	$6,267,270
Total Shareholders’ Equity	$35,274,920	$14,147,834	$14,165,412	$14,016,761	$(42,330,007)	$35,274,920
Total Liabilities and Shareholders’ Equity	$36,636,917	$14,167,834	$14,222,931	$20,718,137	$(44,203,629)	$41,542,190

	As of December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Cash	$8,236,065	$4,282	$29,281	$1,041,909	$-	$9,311,537
Due from inter companies (1)	-	-	10,846,775	-	(10,846,775)	-
Total current assets	$14,077,640	$4,282	$147,902	$11,941,416	$(1,384,641)	$24,786,599
Investments in non-VIE subsidiaries	$14,621,943	$14,686,108	$-	$-	$(29,308,051)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,509,197	$-	$(14,509,197)	$-
Total non-current assets	$15,621,943	$14,686,108	$14,509,493	$9,641,441	$(43,817,544)	$10,641,441
Total Assets	$29,699,583	$14,690,390	$14,657,395	$21,582,857	$(45,202,185)	$35,428,040
Due to inter companies (1)	-	-	-	10,846,775	(10,846,775)	-
Total Liabilities	$1,361,997	$20,000	$(28,713)	$7,073,660	$(1,336,490)	$7,090,454
Total Shareholders’ Equity	$28,337,586	$14,670,390	$14,686,108	$14,509,197	$(43,865,695)	$28,337,586
Total Liabilities and Shareholders’ Equity	$29,699,583	$14,690,390	$14,657,395	$21,582,857	$(45,202,185)	$35,428,040

Note:

(1)

As of December 31, 2024 and 2023, VIE entity and its subsidiaries owed WFOE and its subsidiaries technical consulting and service fees of $9,656,017 and $10,846,775, respectively. For the years ended December 31, 2024, 2023 and 2022, VIE entity and its subsidiaries owed WFOE and its subsidiaries Consulting Fees of $91,812, $1,098,946 and $1,684,992, respectively. The Consulting Fees have not been paid since 2018, and are planned to be paid in 2025.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(954,277)	$(1,860)	$61,397	$277,772	$(71,570)	$(688,538)
Net cash used in investing activities	$(8,992,364)	$-	$-	$(568,432)	$-	$(9,560,796)
Net cash provided by financing activities	$8,200,000	$-	$-	$-	$-	$8,200,000

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(862,825)	$(2,175)	$(94,106)	$897,257	$(63)	$(61,912)
Net cash used in investing activities	$(6,270,591)	$-	$-	$(675,964)	$-	$(6,946,555)
Net cash provided by financing activities	$15,142,902	$-	$-	$-	$-	$15,142,902

	For the Year Ended December 31, 2022
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(283,149)	$(2,148)	$47,909	$4,061,438	$-	$3,824,050
Net cash (used in) provided by investing activities	$-	$-	$-	$(7,349,231)	$-	$(7,349,231)
Net cash provided by financing activities	$-	$-	$-	$2,749,498	$-	$2,749,498

For the years ended December 31, 2024, 2023 and 2022, net cash provided by financing activities of HiTek Global Inc., or the “parent”, was $8,200,000, $15,142,902 and $nil, which was mainly because that parent received fund from private placement, issuance of ordinary shares and sales collection dominated in USD on behalf of the VIE entity and its subsidiaries.

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in Non-VIE subsidiaries and VIE entity and its subsidiaries
As of December 31, 2021	$13,515,589
Equity pick-up during the year	1,798,894
Foreign currency translation adjustment	(1,015,447)
As of December 31, 2022	14,299,036
Equity pick-up during the year	1,222,415
Deferred offering cost	(569,392)
Foreign currency translation adjustment	(330,116)
As of December 31, 2023	14,621,943
Equity pick-up during the period	(117,367)
Foreign currency translation adjustment	(365,976)
As of December 31, 2024	$14,138,600

B. Business Overview

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

While we are confident that our competitive strengths will continue improving our business, we are aware of the challenges that our business faces, especially the challenges in our services to SMEs which are exempted from the ACTCS services. The services provided to the SMEs are restricted in the Xiamen metropolitan areas since authorization by the State Taxation Bureau, Xiamen Branch to provide ACTCS services is required. Prices of GTD and ACTCS annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. We are not able to adjust to such pricing and as such our profit margin is limited. The Chinese tax regulators have been rolling out electronic invoicing starting from 2018. The electronic invoices enable companies to apply for, issue, transfer and check the invoices through the unified online electronic invoice management system of the Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. From January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

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

Services

For the year ended December 31, 2024, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, include hardware sales, representing 57.9% of total revenue, and the software sales, representing 28.4% of total revenue; and the second business line, ACTCS devices and services, represented 13.7% of total revenue.

For the year ended December 31, 2023, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, include hardware sales, representing 53.2% of total revenue, and the software sales, representing 16.6% of total revenue; and the second business line, ACTCS devices and services, represented 30.2% of total revenue.

In recent years, the Chinese tax regulators have been rolling out an electronic invoicing system. Electronic invoices enable companies to apply for, issue, transfer and check invoices through the unified online electronic invoice management system of Chinese Tax authority. Electronic invoices are very useful in helping business entities reduce operating costs and streamline service process, since they do not involve printing, storage and postage procedures. Since January 21, 2021, new taxpayers can receive electronic tax control ukey for free from the Tax authority. Increased use of electronic invoices and the free distribution of GTD will reduce our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will open each year in the Xiamen metropolitan area.

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

Revenue generated from our ACTCS device and services was 30.2% and 13.7%, respectively, of the total revenue derived from our businesses for the fiscal years ended December 31, 2023 and 2024.

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

Revenue generated from our software sales was 16.6% and 28.4%, respectively, of total revenue derived from our businesses for the years ended December 31, 2023 and 2024.

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

Revenue generated from our hardware sales was 53.2% and 57.9%, respectively, of total revenue derived from our businesses for the years ended December 31, 2023 and 2024.

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

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year. For the year ended December 31, 2024, two customers accounted for 29% of total the Company’s revenues, the largest of which was 15%. For the year ended December 31, 2023, one customer accounted for 18% of total the Company’s revenues. We anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers. For the year ended December 31, 2024, two suppliers accounted for 40% of the total purchases   made by us. For the year ended December 31, 2023, one supplier accounted for 12% of the total purchases made by us.

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

Our research and development activities (“R&D”) are project based and the number of projects we work on varies annually. As of December 31, 2024, we had 2 full-time R&D professionals. We were successful in developing 12 software products and had obtained 6 Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, 3 Certificates in 2017 and 3 Certificates in 2018. Our Certificates last indefinitely. In the beginning of 2018, we established 3 joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreements with our employees and outside consultants.

Regulations

This section sets forth a summary of the principal PRC laws and regulations relevant to our business and operations in China.

Regulations on Company Establishment and Foreign Investment

The PRC Company Law, which was promulgated by the SCNPC and further amended in December 1999, August 2004, October 2005, December 2013, October 2018 and December 2023, applies to the establishment, operation and management of both PRC domestic companies and foreign invested enterprises. According to the PRC Company Law, where there are otherwise provisions in the laws relating to foreign investment, such provisions shall prevail.

The Foreign Investment Law of the PRC (the “FIL”), which was promulgated by the National People’s Congress (the “NPC”) on March 15, 2019, and came into effect on January 1, 2020, provides that the “foreign investment” refers to the investment activities in China carried out directly or indirectly by foreign individuals, enterprises or other organizations (the “Foreign Investors”), including the following: (1) Foreign Investors establishing foreign-invested enterprises in China alone or collectively with other investors; (2) Foreign Investors acquiring shares, equities, properties or other similar rights of Chinese domestic enterprises; (3) Foreign Investors investing in new projects in China alone or collectively with other investors; and (4) Foreign Investors investing through other ways prescribed by laws and regulations or the State Council. The FIL further adopts the management system of pre-establishment national treatment and negative list for foreign investment. The “pre-establishment national treatment” refers to granting to foreign investors and their investments, in the stage of investment access, the treatment no less favorable than that granted to domestic investors and their investments; the “negative list” refers to special administrative measures for access of foreign investment in specific fields as stipulated by the State. The FIL granted national treatment to foreign investments outside the negative list. The negative list will be released by or upon approval of the State Council. In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law.

Regulation for Implementing the Foreign Investment Law of the PRC (the “Implementation Rules”) came into effect in January 2020. The Implementation Rules further clarified that the state shall encourage and promote foreign investment, protect the lawful rights and interests in foreign investments, regulate foreign investment administration, continue to optimize foreign investment environment, and advances a higher-level opening.

Investment activities in the PRC by foreign investors were principally governed by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version) (the “Negative List”), and the Catalogue of Industries for Encouraging Foreign Investment (the “Encouraging List”) promulgated by the MOFCOM and the NDRC in October 2022. The Negative List, which came into effect on January 1, 2022, sets out special administrative measures (restricted or prohibited) in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on January 1, 2023, sets out the encouraged industries for foreign investment. The Negative Lists cover 12 industries, and any field not falling in the Negative Lists shall be administered under the principle of equal treatment for domestic and foreign investment. Our business as currently conducted does not fall within the confines of the Negative List and is not subject to special administrative measures.

The Measures on Reporting of Foreign Investment Information was released by the MOFCOM and the State Administration for Market Regulation (the “SAMR”) on December 30, 2019, and became effective on January 1, 2020. Foreign investors directly or indirectly conducting investment activities within the territory of China shall submit the investment information through submission of initial reports, change reports, deregistration reports, annual reports etc. to the competent commerce authorities in accordance with The Measures on Reporting of Foreign Investment Information. When submitting an annual report, a foreign-invested enterprise shall submit the basic information on the enterprise, the information on the investors and their actual controlling party, the enterprise’s operation and asset and liabilities information etc, and where the foreign investment admission special administrative measures are involved, the foreign investment enterprise shall also submit the relevant industry licensing information.

Regulations on Intellectual Property Rights

Regulations on Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

To further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Regulations on Trademarks

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019 respectively, the Trademark Office of the SAIC is responsible for the registration and administration of trademarks in China. The SAIC under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for another ten years. On April 29, 2014, the State Council issued the revised Regulation on the Implementation of the Trademark Law of the PRC, which specified the requirements of applying for trademark registration and renewal. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages.

Regulations on Patents

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Detailed Rules for the Implementation of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on December 21, 1992, and revised on June 15, 2001, December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for 20 years, while utility model patents are valid for ten years, and design patents are valid for fifteen years from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Measures for the Administration of Internet Domain Names of China promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to the domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure.

Regulations on M&A Rules and Overseas Listing

The MOFCOM adopted the Interim Provisions on the Takeover of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests in a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. The equity and assets acquisition of a related domestic company by a foreign investor shall still be subject to the M&A Rules. As of the date of this annual report, as advised by Jingtian & Gongcheng, our PRC counsel, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC under the M&A Rules for the approval of the listing and trading of our shares on Nasdaq because we established our PRC VIEs by means of contractual agreements and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules, regulations, or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, CSRC published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which came into effect on March 31, 2023, together with five relevant guidelines (together with the Overseas Listing Trial Measures, collectively referred to as the “New Regulations on Filing”). Under New Regulations on Filing, the PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “Notice”) published by the CSRC on February 17, 2023 and effective on the same date, the domestic companies that were listed overseas before March 31, 2023 shall be deemed as existing issuer (the “Existing Issuers”). Existing Issuers are not required to go through filing immediately but shall be required to do so if they involve in re-financing and other filing matters in the future. Further, domestic companies that have obtained the approval documents issued by the CSRC for overseas offering and listing (including new issuance) by joint-stock companies may continue their overseas offering and listing during the valid term of the approval documents. If they fail to complete overseas offering and listing upon expiry of the said term, they shall go through filing as per relevant regulations. As of the date of this annual report, as advised by Jingtian & Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering (“IPO”) was declared effective on March 30, 2023 and we completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our IPO.   If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market.

According to the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, which were issued by the CSRC, Ministry of Finance of China, National Administration of State Secrets Protection, National Archives Administration of China on February 24, 2023 and came into effect on March 31, 2023, where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Domestic company providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures in compliance with applicable national regulations.

Regulations on Employment and Social Welfare

According to the Labor Law of the PRC, which was promulgated by SCNPC on July 5, 1994, became effective on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees, and shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, is primarily aimed at regulating the rights and obligations of employers and employees, including the establishment, performance and termination of such relationship. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with certain national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Unemployment Insurance Regulations effective as of January 22, 1999, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and most recently amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance.

An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. If an employer does not pay the full amount of social insurance premiums as required by law, the social insurance premium collection institution shall order the employer to make the payment or make up the difference within the stipulated period and impose a daily surcharge equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If such overdue payment is not made within the stipulated period, the relevant administration government department shall impose a fine from one to three times the amount of overdue payment.

According to the Regulation on the Administration of Housing Accumulation Funds, which were promulgated and became effective on April 3, 1999, and were most recently amended on March 24, 2019, the employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center.

With respect to companies which violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine from RMB10,000 (US$1,400) to RMB50,000 (US$7,000). When companies violate these regulations and fail to pay housing provident fund contributions in full as due, the housing provident fund administration center shall order such companies to pay within a designated period, and may further apply to the People’s Court for mandatory enforcement against those still fail to comply after the expiration of such period.

Regulations on Unfair Competition and Anti-monopoly

Pursuant to the Anti-Unfair Competition Law, which was promulgated by SCNPC on September 2, 1993, effective on December 1, 1993, and was most recently amended on April 23, 2019, where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The compensation for a business operator which suffers damages due to unfair competition shall be determined in accordance with the actual losses suffered as a result of the infringement; where it is hard to ascertain the actual losses, the compensation shall be determined in accordance with the gains made by the infringer from the infringement. For business operators who infringe upon commercial secrets maliciously and if the case is serious, the compensation amount may be determined in accordance with one to five times the amount determined using the aforesaid method. The compensation amount shall also include reasonable expenses paid by the business operator to stop the infringement.

On May 11, 2024, the SAMR published the Interim Measures on Online Anti-unfair Competition, which will come into effect on September 1, 2024, which regulate that business operators shall not carry out or help carry out acts of unfair competition on the Internet, disrupt the order of market competition, affect fair market transactions, or directly or indirectly damage the legitimate rights and interests of other operators or consumers.

According to the Anti-Monopoly Law which was promulgated by SCNPC on August 30, 2007, became effective on August 1, 2008 and most recently amended on June 24, 2022 and came into effect on August 1, 2022, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the Provisions on Prohibition of the Abuse of Market Dominance, which were issued by SAMR on March 10, 2023, an abuse of market dominance determined by the SAMR shall simultaneously satisfy all the following criteria: (i) the business operator is dominating the market; (ii) the business operator has eliminated or restricted competition; (iii) the business operator has no legitimate reason to implement such acts; and (iv) such acts by the business operator have an impact on elimination or restriction of market competition.

In addition, pursuant to the Provisions on Prohibition of Monopoly Agreements, which were issued by SAMR on March 10, 2023, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed in the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations which took effect April 1, 1996 and were last amended August 5, 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which took effect December 17, 2012 and was last amended on December 30, 2019. The Circular substantially amends and simplifies the foreign exchange procedure. Pursuant to the Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which took effect June 1, 2015 and was last amended December 30, 2019. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

Besides, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise allows all foreign-invested enterprises in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises. However, the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective June 9, 2016, which reiterates some of the rules set forth in the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day. The Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on the use of income relating to capital accounts, enterprises are allowed to use income under capital accounts such as capital funds, foreign debts, and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment. The bank in charge shall review and examine the transactions after they have been completed post spot checking in accordance with the relevant requirements.

Regulation on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as recently amended on December 29, 2023 and became effective on July 1, 2024, and the Foreign Investment Law promulgated by SCNPC on March 15, 2019 and became effective on January 1, 2020.

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the enterprise’s registered capital. These reserves are not distributable as cash dividends. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, which became effective July 4, 2014, replacing the Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles (“SPVs”). The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs, a “SPV” refers to an offshore entity established or controlled, directly or indirectly, by Chinese residents or entities to seek offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by Chinese residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs provides that, before making a contribution into a SPV, Chinese residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which has amended the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs by requiring Chinese residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Chinese residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the Chinese residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through SPVs and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant Chinese residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the Chinese residents and non-Chinese citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are Chinese residents must retain a qualified PRC agent, which could be a Chinese subsidiary of the overseas publicly-listed company or another qualified institution selected by the Chinese subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the Chinese residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the Chinese residents’ exercise of the employee share options. The foreign exchange proceeds received by the Chinese residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such Chinese residents. In addition, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles provides that Chinese residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations on Tax

Corporate Income Tax

Pursuant to the EIT Law of the PRC effective January 1, 2008 and amended December 29, 2018 and the Regulation on the Implementation of the EIT Law of the PRC effective April 23, 2019, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

Pursuant to the Announcement on Issues Regarding Implementation of Preferential Income Tax Policy for High and New Technology Companies released on June 19, 2017 by State Administration of Taxation or the SAT, company qualified as high or new technology company shall enjoy preferential tax from the year indicated on the certificate for high and new technology company, and file for registration with taxation agency of jurisdiction according to relevant provisions. On expiration of the qualification as high and new technology company, income tax shall be temporarily levied pursuant to a preferential tax rate of 15% before renewal of the qualification; if such qualification is not obtained before the end of the year, the difference between the preferential tax rate and the regular tax rate should be paid according to applicable provisions.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

Withholding Income Tax

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Double Tax Avoidance Arrangement”) promulgated August 21, 2006 and last amended December 6, 2019, where a Hong Kong resident enterprise that holds more than a 25% equity interest in a PRC resident enterprise at any time within 12 consecutive months before receiving the dividend, the competent PRC tax authority may determine the Hong Kong resident enterprise to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, and the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC last amended November 19, 2017, and its Implementation Rules promulgated by the Ministry of Finance, or the MOF and last amended October 28, 2011, tax payers engaging in sale of goods, provision of processing services, repairs and replacement services, sales of services, intangible assets or real property, or importation of goods within the territory of the PRC shall pay value-added tax, or the VAT.

On November 16, 2011, the MOF and the SAT jointly promulgated the Pilot Plan for Levying Value-Added Tax in lieu of Business Tax. Starting from January 1, 2012, the PRC government has been gradually implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from modern service industries in lieu of the business tax.

The Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation), which was promulgated May 6, 2016 by the SAT, and revised according to the Notice of SAT on Revising Some Normative Documents on Taxation on June 15, 2018, provides that if a domestic enterprise provides cross-border taxable activities such as professional technology services, technology transfer, software service etc., the above mentioned cross-border taxable activities shall be exempted from the VAT.

On March 23, 2016, the MOF and the SAT jointly issued the Notice of Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which confirms that business tax will be completely replaced by the VAT from May 1, 2016.

Pursuant to the Announcement No. 39 (2019) jointly issued by the MOF, the SAT, and the General Administration of Customs, effective on April 1, 2019, the applicable VAT for VAT-taxable sales activities and imported goods are adjusted respectively from 16% to 13% and from 10% to 9%, respectively.

On December 25, 2024, the Thirteenth Meeting of the Standing Committee of the Fourteenth National People’s Congress adopted the Value Added Tax Law of the PRC (which will come into effect on January 1, 2026), replacing the existing provisional regulations on value-added tax, amended in 2017. In terms of tax rates, the new law maintains the existing rates of 13%, 9% and 6%. It also zero-rates exports of certain goods and services. A simplified method of calculating and paying VAT will be applied at a rate of 3%.

Individual Income Tax

The Measures for the Administration of Individual Income Tax on Equity Transfer Income (Trial), promulgated on December 7, 2014 and took effect January 1, 2015, individual income tax incurred by equity transfer shall be paid by the transferor, with the transferee shall act as the withholding obligor. Additionally, the Tax Collection and Administration Law, which was promulgated September 4, 1992 and amended April 24, 2015, stipulates the units and individuals specified by applicable PRC law and regulations as having tax obligations are taxpayers, and meanwhile the units and individuals designated by applicable PRC law and regulations as having the obligation to withhold and pay taxes on behalf of taxpayers are withholding obligors. Taxpayers and withholding obligors must pay taxes and withhold and pay taxes on behalf of the taxpayers subject to the applicable PRC law and regulations. Provided a withholding obligor fails to withhold taxes that should have been withheld or fails to collect taxes that should have been collected, the tax authorities may recover the taxes from the taxpayer and impose a fine on the withholding obligor of 50% to 300% the amount of tax that should have been withheld but was not, or the tax that should have been collected but was not. Additionally, if a taxpayer fails to file, pays less, or fails to pay taxes due, the tax authorities may recover the unpaid or underpaid tax, late payment penalty, and impose a fine ranging from 50% to 500% of the unpaid or underpaid tax.

Regulation on Data Security, Cyber Security and Data Privacy Protection

Pursuant to the PRC Civil Code promulgated by the NPC May 28, 2020 and effective January 1, 2021, the personal information of a natural person shall be protected by the law. An information processor shall not disclose or tamper with any personal information collected or stored thereby; and without the consent of the natural person, no personal information shall be illegally provided to any other person.

In August 2021, the SCNPC promulgated the Personal Information Protection Law, which became effective November 1, 2021. According to the Personal Information Protection Law of PRC, sensitive personal information means the personal information of which the leakage or illegal use could easily lead to the violation of the personal dignity of a natural person or harm to personal or property safety, including information on biometric identification, religious beliefs, specific identity, health care, financial accounts, and personal whereabouts, and personal information of minors under the age of fourteen. Personal information processors shall bear responsibility for their personal information handling activities and adopt the necessary measures to safeguard the security of the personal information they process. Otherwise, the personal information processors will be ordered to correct or suspend or terminate the provision of services and be subject to confiscation of illegal income, fines or other penalties.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate jointly released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information (the “Interpretations”), which came into effect on June 1, 2017, clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the PRC, including the “provision of citizens’ personal information” and “illegally obtaining any citizen’s personal information by other methods”. In addition, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

The SCNPC promulgated the Cybersecurity Law of the PRC in November 2016, which became effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

According to the Article 42 of Cyber Security Law, the network operators must not disclose, distort or damage personal information they collect, without the agreement of the person whose information is collected, and personal information may not be provided to others, except where it has been processed in such a manner that it is impossible to distinguish a particular individual’s information and it cannot be retraced.

According to the Article 31 of Data Security Law of the PRC (the “Data Security Law”), which was promulgated by the SCNPC June 10, 2021 and took effect September 1, 2021, specifies that the provisions of the cybersecurity law of the PRC apply to the outbound security management of important data collected or produced by critical information infrastructure operators operating within the territory of the PRC. Outbound security management measures for other data processors collecting or producing important data within the territory of the PRC are to be jointly formulated by the national cyberspace administration and relevant departments of the State Council. The Data Security Law further provides all regions and departments shall establish a data classification and grading protection system and important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license. In addition, the Data Security Law of the PRC provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On 28 December 2021, the CAC promulgated the Cybersecurity Review Measures, which came into effect 15 February 2022. According to the Cybersecurity Review Measures, there are two mechanisms to trigger cybersecurity review: (a) review of voluntary declaration by enterprises: applicable to (i) critical information infrastructure operators that intend to purchase network products and services; (ii) a network platform operator that processes the personal information of more than one million people intends to be listed overseas; and (b) initiation of review by regulatory authorities: for any member of the cybersecurity review working mechanism believes that any network product or service or data processing activity affects or is likely to affect national security. In this case, the Office of Cybersecurity Review shall report this circumstance to the Central Cyberspace Affairs Commission for approval, and conduct a review after approval.

On November 14, 2021, the CAC promulgated the Regulation on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”), which provides more detailed guidelines on the current rules on various aspects of data processing, including the processors’ announcement of data processing rules, obtaining consents and separate consents, security of important data and cross-border transfer of data, and further obligations of platform operators.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment for Cross-border Data Transfer (the “Measures”), which took effect September 1, 2022. According to the Measures, a data processor shall apply to the competent cyberspace department for security assessment and clearance of the outbound data under any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than 100,000 users’ personal information or more than 10,000 users’ sensitive personal information cumulatively since January 1 of the previous year, or (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer.

Corporate Information

Our principal executive offices are located at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, PRC, and our phone number is +86 592-5395967. We maintain a corporate website at http://www.xmhitek.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	The equity of HiTek is 56.29% owned by Xiaoyang Huang, our Chief Executive Officer; 36.78% owned by Shenping Yin, our Chairman of the Board; 2.35% owned by Bo Shi, our Chief Technology Officer; 0.78% owned by Zhishuang Wang; 0.78% owned by Liuqing Huang; 3.02% owned by Jingru Li.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this annual report. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

A. Operating Results

The following discussion and analysis should be read in conjunction with our consolidated financial statements (“CFS”) and the related notes.

Overview

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations were conducted in China by our subsidiaries and through VIE Agreements, with HiTek and its subsidiary. Neither we nor our subsidiaries own any equity interests in the VIE entity. The VIE Agreements are designed so that the operations of the VIE entity are solely for the benefit of the Company. As such, through the VIE Agreements among WFOE, HiTek and HiTek’s shareholders, we are deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE entity for accounting purposes only and must consolidate the VIE entity because it met the conditions under U.S. GAAP to consolidate the VIE entity. However, the VIE agreements have not been tested in a court of law, and the VIE structure cannot completely replicate a foreign investment in China-based companies, as the investors will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us.

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

VAT reporting is mandatory for all business companies in China. The ACTCS is one of the two major VAT control systems that a business entity may choose to comply with the VAT reporting requirements. Developed by the government-owned entity China Aerospace Science and Technology Corporation (“CASTC”), ACTCS was intended to effectively eliminate counterfeit invoices, providing accurate and complete tax information for the regional and national audit system. The VIE entity, HiTek, is authorized to carry out the sales of GTD. We provide our customers with the necessary ACTCS for their VAT reporting, collection and processing. We are authorized by the State Taxation Bureau, Xiamen Branch, as one of the first ACTCS service providers in the Xiamen metropolitan area. GTD is an ACTCS hardware necessary for normal operation of ACTCS software. The purchase of GTD is allowed only in conjunction with the use of the ACTCS software and its supporting services. Currently, there are three ACTCS services providers for Xiamen business companies, including us.

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

For the year ended December 31, 2024, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware sales, was 58% of total revenue, and the software sales, was 28% of total revenue; and the second business line, ACTCS devices and services, was 14% of total revenue. For the year ended December 31, 2023, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware sales, was 53% of total revenue, and the software sales, was 17% of total revenue; and the second business line, ACTCS devices and services, was 30% of total revenue.

Holding Company Structure

Overview

We are a holding company with no material operations. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., the VIE, and its subsidiaries. As of December 31, 2024, the VIE entity and its subsidiaries (the “VIEs”) accounted for 46% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2023, the “VIEs” accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2024 and 2023, $726,512 and $1,041,909 of cash was denominated in RMB, respectively.

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2024	2023

Total current assets	$13,362,125	$10,571,775
Total non-current assets	$7,356,012	$9,641,441
Total Assets	$20,718,137	$20,213,216
Total Liabilities	$6,701,376	$7,073,660

	Years Ended December 31,
	2024	2023	2022
Revenues	$2,891,683	$4,335,591	$6,228,595
Net (loss) income	$(91,812)	$1,098,947	$1,684,991

	Years Ended December 31,
	2024	2023	2022
Net cash provided by operating activities	$277,772	$834,596	$4,016,852
Net cash used in investing activities	$(568,432)	$(675,964)	$(7,349,231)
Net cash provided by financing activities	$-	$-	$2,749,498

Tabular Disclosure of Contractual Obligations

Below is a table setting forth all of our contractual obligations as of December 31, 2024:

Payment Due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Operating lease obligations	$-	$-	$-	$-	$-
Loan Obligations
Principal	2,534,490	479,498	-	2,054,992	-
Interest	763,772	270,574	493,198	-	-
Total	$3,298,262	$750,072	$493,198	$2,054,992	$-

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiaries and consolidated VIE entity and its subsidiaries.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Hardware	$1,683,155	$2,428,592	$(745,437)	(30.7)%
Tax devices and service	398,048	1,376,323	(978,275)	(71.1)%
CIS software	823,747	758,816	64,931	8.6%
Total revenues	$2,904,950	$4,563,731	$(1,658,781)	(36.3)%

We have the following three revenue streams – hardware sales, CIS software sales, and tax devices and services sales. Our total revenues for the year ended December 31, 2024 were $2,904,950, reflecting a decrease of $1,658,781 or 36.3% from $4,563,731 for the year ended December 31, 2023. The decrease was due primarily to the decrease in hardware sales to large customers and decrease in tax devices and services sales, partially offset by an increase in CIS software sales. The decrease in hardware sales was due mainly to the decrease in sales to large customers, for these large customers reduced their procurement and the decrease in our customers’ demands affected by the sluggish economic environment. If these large customers continue to reduce their procurement and economic environment keep sluggish, we expect the hardware sales will continue to decrease. CIS software sales consist of software sales and services. The increase in CIS software sales was due mainly to launch of updated CIS software since March 2024. And we expect it will keep increase in the future. The decrease in tax devices and service sales was due mainly to Xiamen tax authorities implemented the use of electronic invoices system to replace the traditional tax control system since November 30, 2022, and the electronic invoices system was formally implemented nationwide on December 1, 2024. We expect our tax devices and service sales will continue to be negatively affected in the future. The Company expects to increase orders for software sales due to the launch of updated CIS software and is in the process of developing a new invoice system that will be more suitable for enterprises than the free electronic invoice platform currently provided by the tax authorities.

Cost of Revenues and Gross Margin

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Total revenues	$2,904,950	$4,563,731	$(1,658,781)	(36.3)%
Cost of revenues	1,899,065	2,642,491	(743,426)	(28.1)%
Gross profit	$1,005,885	$1,921,240	$(915,355)	(47.6)%
Gross Margin %	34.6%	42.1%	(7.5)%

Cost of revenue is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid to the Golden Tax Devices (“GTD”) (iv) compensation for employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to third parties.

Cost of revenues decreased to $1,899,065 for the year ended December 31, 2024 from $2,642,491 for 2023, a decrease of $743,426 or 28.1%. This decrease was mainly caused by the decrease in hardware sales and tax devices and service sales.

Gross Profit. Our gross profit decreased to $1,005,885 for the year ended December 31, 2024 from $1,921,240 for 2023. Our gross profit as a percentage of revenue decreased to 34.6% for the year ended December 31, 2024 from 42.1% for 2023. The decrease in profit margin was mainly due to the change in revenue mix, with fewer revenues being generated in 2024 from tax devices and services sales. As revenue generated from tax invoicing management services with higher profit margin decreased with the decreases in tax devices sales, it reduced overall profit margin. The Company expects to focus on projects with high gross profit, such as services for SMEs and software sales, and at the same time, increase the hardware sales to large customers.

Operating Expenses

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Selling expenses	$1,716	$648	$1,068	164.8%
General and administrative expenses	2,751,313	1,819,531	931,782	51.2%
Operating expenses	$2,753,029	$1,820,179	$932,850	51.3%

Selling Expenses. Selling expenses consist primarily of shipping and handling costs for products sold and advertising and marketing expenses for the promotion of our products. Selling expenses increased by 164.8% or $1,068 to $1,716 for the year ended December 31, 2024 from $648 in 2023. The increase in selling expense was mainly attributable to the increase in one-off program marketing and promotion expense. We plan to continue to conduct marketing activities to attract new purchases from new and existing customers.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and welfare for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, directors and officers’ liability insurance, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 51.3% or $931,782 to $2,751,313 for the year ended December 31, 2024 from $1,819,531 in 2023. The increase was mainly due to (1) the increase of professional service fee of $373,531 resulting from financing from private placement and public offering in 2024, (2) the increase of $362,972 in credit losses primarily resulted from a termination of software development project in 2024; and (3) the increase of $138,972 in donation to a third party. The Company expects to decrease the ratio of G&A expenses to revenue in the future for cost-effectiveness consideration.

Net (Loss) Income

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Operating (loss) income	$(1,747,144)	$101,061	$(1,848,205)	(1,828.8)%
Total other income, net	890,201	1,493,465	(603,264)	(40.4)%
(Loss) income before income taxes	(856,943)	1,594,526	(2,451,469)	(153.7)%
Income tax expense	(39,747)	(546,885)	507,138	(92.7)%
Net (loss) income	$(896,690)	$1,047,641	$(1,944,331)	(185.6)%

Operating (loss) income. Operating loss was $1,747,144 for the year ended December 31, 2024, compared to operating income of $101,061 for 2023. The decrease in operating income in 2024 was primarily due to the decrease in revenue and increase in general and administrative expenses.

Other income. Other income includes government subsidy income, net investment income (loss), and interest income and expenses. Other income was $890,201 and $1,493,465 for years ended December 31, 2024 and 2023, respectively. The decrease was primarily due to the decrease of $569,298 in government subsidy income and the recognition of a one-time deregistration cost of $104,127 related to the deregistration of Huoerguosi Hengda Information Technology Co., Ltd, which was a wholly owned subsidiary of HiTek in PRC, to reduce its related operating cost.

Income tax expense. Income tax expense was $39,747 for the year ended December 31, 2024, compared to $546,885 for 2023. The decrease in income tax expense was due primarily to the pre-tax loss in year 2024.

Net (loss) income. As a result of the factors described above, net loss was $896,690 for the year ended December 31, 2024, a decrease of $1,944,331 from net income of $1,047,641 for 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Hardware	$2,428,592	$2,504,426	$(75,834)	(3.0)%
CIS software	758,816	2,120,532	(1,361,716)	(64.2)%
Tax devices and service	1,376,323	1,803,650	(427,327)	(23.7)%
Total revenues	$4,563,731	$6,428,608	$(1,864,877)	(29.0)%

We have the following three revenue streams – hardware sales, CIS software sales, and tax devices and services sales. The hardware sales increase was mainly due to the increase in sales to large customers. CIS software sales consist of software sales and services. CIS software sales decreased mainly due to the decrease of software sales to large customers, because these large customers reduced their procurement. Tax devices and service sales decreased due to new policies from January 2021 that new taxpayers in Xiamen could get free tax Ukeys from the Tax authorities. We expect the tax devices and service sales will be affected in the future. Our total revenues for the year ended December 31, 2023 were $4,563,731, reflecting a decrease of $1,864,877 or 29.0% from $6,428,608 for the year ended December 31, 2022. The decrease was due primarily to the Company’s decreased software sales to large customers for their slow repayment.

Cost and Gross Margin

			Increase /	Percentage
	2023	2022	(Decrease)	Change
Total revenues	$4,563,731	$6,428,608	$(1,864,877)	(29.0)%
Cost of revenues	2,642,491	2,891,565	(249,074)	(8.6)%
Gross profit	$1,921,240	$3,537,043	$(1,615,803)	(45.7)%
Gross Margin %	42.1%	55.0%	(12.9)%

Cost of revenue comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which primarily include product packaging and freight-in charges; (iii) third-party royalties paid related to the Golden Tax Disk (“GTD”), an Anti-Counterfeiting Tax Control System (“ACTCS”) tax device; (iv) compensation for the employees who handle the products and perform Tax invoicing management services and other costs that are necessary for us to provide the services to our customers; and (v) outsourcing costs, which primarily include software outsourcing service cost to the third parties.

Cost of revenues decreased to $2,642,491 for the year ended December 31, 2023 from $2,891,565 for 2022, reflecting a decrease of $249,074 or 8.6%. This decrease was mainly due to the change in revenue mix, with less revenues generated in 2023 from software sales that have a higher gross profit, which resulted in the decrease of cost of sales as a percentage of sales in 2023 compared to 2022.

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

Net income. As a result of the factors described above, net income was $1,047,641 for the year ended December 31, 2023, resulting in a decrease of $368,104 from $1,415,745 for 2022.

Liquidity and Capital Resources

Our principal sources of liquidity come from cash generated from operating activities, equity financing and loans. As of December 31, 2024 and 2023, we had cash of $7,236,798 and $9,311,537, respectively.

Working Capital. Working capital as of December 31, 2024 was $31,572,809 compared to $21,413,847 as of December 31, 2023. The increase was mainly due to an increase in the current portion of short-term investments of $14,095,095, and prepaid expenses and other current assets of $1,153,378, which was offset by a decrease in loans receivable of $2,649,293, accounts receivable of $732,977, advance to suppliers of $326,851 and inventories of $65,034. Current liabilities were $2,613,369 as of December 31, 2024, compared to $3,372,752 as of December 31, 2023. This decrease in liabilities was attributable mainly to a decrease in accounts payable of $276,180, taxes payable of $237,171 and deferred revenue of $111,040, which was offset by an increase in accrued expenses and other current liabilities of $124,440. In addition, in June 2024, the Company received $8.2 million from the private placement. We believe our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from operations, third-party loans, stock offering and private placement. With the current market, our management believes it is necessary to enhance collection of outstanding accounts and other receivables, and be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, and enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering in April 2023 and private placement in July 2024.

In 2023, the Company signed a software upgrade and development contract (Interface System), which obligated the software company to perform certain software upgrade and development activities from May to September 2023. The development is finished and was accepted by the Company in March 2024. The Company capitalized $608,653 as intangible assets.

The Company reviews accounts receivable on a periodic basis and records credit losses when there is doubt as to the collectability of balances. Our management is confident in collecting accounts and other receivables. The current accounts receivable, net was $1,385,761 and $2,118,738 as of December 31, 2024 and 2023, respectively. The decrease in accounts receivable, net was due primarily to lower revenues were generated in 2024.

The Company gives customers different credit periods considering the size of the customer and past credit experience. For large customers such as large-scale oil and coal mine customers, the Company gives a two-year credit period from March 2019 because of these customers’ long repayment cycle. Net balance of the accounts receivable was $3,338,547 as of December 31, 2024, of which $1.0 million was collected as of April 25, 2025.

For IT outsourcing customers, the Company gives an eighteen (18) months credit period. The accounts receivable, net balance was $nil as of December 31, 2024.

For small and medium customers, the Company gives a six (6) months credit period. The accounts receivable, net balance was $274,303 as of December 31, 2024.

Off-Balance Sheet Arrangements.

As of December 31, 2024, we did not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity as of the end of fiscal year 2024. Moreover, we did not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development (“R&D”) services with us as of December 31, 2024.

Cash Flows Analysis

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

(a)	Operating Activities

Net cash used in operating activities was $688,538 for the year ended December 31, 2024. This was an increase of $626,626 compared to net cash used in operating activities of $61,912 in 2023. The net cash used in operating activities for the year ended December 31, 2024 was primarily attributable to (1) a net loss of $896,690 due to the reasons discussed above; reconciled by depreciation and amortization of $259,554, accrued interest income from loans, net of $225,665 net investment gain of $58,130, provision for credit losses of receivables and advances to suppliers of $366,736 and deferred income tax of $39,747; (2) an increase of $2,612,671 in short-term investments; (3) a decrease of $2,990,258 in accounts receivable due to the decrease in sales in 2024; (3) a decrease of $59,802 in inventories due to the decrease in purchase; (4) a decrease of $65,672 in prepaid expenses and other current assets; (5) a decrease of $265,203 in accounts payable due to the decrease in purchase of goods and services; (6) a decrease of $281,961 in taxes payable; and (7) a decrease of $119,063 in accrued expenses and other liabilities.

(b)	Investing Activities

Net cash used in investing activities was $9,560,796 for the year ended December 31, 2024. This was an increase of $2,614,241 compared to net cash used in investing activities of $6,946,555 in 2023. The net cash used in investing activities for the year ended December 31, 2024 was primarily attributable to (1) $290,488 in advance payment for software development; (2) $2,899,088 in loans to third parties; (3) $5,338,780 in repayment from third-party loans; (4) $18,200,000 in purchases of held-to-maturity investments; (5) $7,500,000 in redemption of held-to-maturity Investments; and (6) $1,010,000 in deposit for acquisition.

(c)	Financing Activities

 Net cash provided by financing activities was $8,200,000 for the year ended December 31, 2024. This was a decrease of $6,942,902 compared to net cash used in financing activities of $15,142,902 in 2023. The net cash provided by financing activities for the year ended December 31, 2024 was attributable to a private placement.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

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

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled full-time in-house IT specialists, who are responsible for controlling the direction of outsourced R&D projects. Among all the software we have developed, CIS is the only software product we are currently marketing and generating revenue.

Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our CFS included elsewhere in this annual report.

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

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed description of our significant accounting policies and related judgments, please see Note 2. You should read the following description of critical accounting estimates in conjunction with our CFS and other disclosures included in this annual report.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $366,736 and reversed $2,325 credit losses of receivables and advances to suppliers for the years ended December 31, 2024 and 2023, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	55	Chairman of the Board
Xiaoyang Huang	56	Chief Executive Officer and Director
Tianyu Xia	35	Chief Financial Officer
Bo Shi	51	Chief Technology Officer
Weijun Wang	53	Independent Director
Shuiqing Huang	60	Independent Director
Lawrence Venick	52	Independent Director

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

B. Compensation

Executive Compensation

The following table shows compensation earned by our executive officers in the years ended December 31, 2024 and 2023:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang,	2024	168,358	50,000	-	-	-	-	-	218,358
Chief Executive Officer	2023	102,335	10,145	-	-	-	-	-	112,480

Bo Shi,	2024	26,701	-	-	-	-	-	-	26,701
Chief Technology Officer	2023	26,779	5,072	-	-	-	-	-	31,851

Tianyu Xia,	2024	80,000	20,000	-	-	-	-	-	100,000
Chief Financial Officer	2023	65,481	-	-	-	-	-	-	65,481

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

C. Board Practices

Board of Directors

Our Board of Directors (“BOD”) consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The directors may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors.

We have three committees under the BOD: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Even though we are exempted from corporate governance standards because we are a Foreign Private Issuer (“FPI”), we have voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick. Mr. Weijun Wang is the chairman of our audit committee. We determined that Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also determined that Mr. Wang qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick. Mr. Huang is the chairman of our compensation committee. We determined that Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Venick is the chairperson of our nominating and corporate governance committee. Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our BOD or for appointment to fill any vacancy;

●	reviewing annually with our BOD its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our BOD to serve as members of committees;

●

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our BOD on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Family Relationships

Shenping Yin, our Chairman of the Board, and Xiaoyang Huang, our Chief Executive Officer and Director, are husband and wife.

Compensation Recovery Policy

We have a compensation recovery policy to provide for the recovery of erroneously-awarded incentive compensation, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, final SEC rules, and applicable listing standards.

D. Employees

We had 30, 48, and 60 employees as of December 31, 2024, 2023, and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024:

Function:
Management Department (HiTek)	8
Financial Department (HiTek)	6
Technical Service Department (HiTek)	2
Sales Training Department (HiTek)	5
Hotline Service Department (HiTek)	3
Research and Development Department (HiTek)	4
Operation and Maintenance Department (HiTek)	1
Technical Service Department (weilai)	1
Total	30

As of December 31, 2024, our employees were located in Xiamen, Fujian province and Huoerguosi, Xinjiang, China.

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

E. Share ownership

The following table sets forth information regarding the beneficial of our Class A Ordinary Shares and Class B Ordinary Shares as of April 21, 2025 for:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 21,107,364 Class A Ordinary Shares outstanding, and 8,192,000 Class B Ordinary Shares outstanding as of April 21, 2025.

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

	Class A Number	Class B Number		Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers:
Shenping Yin	—	8,192,000	(1)(2)	—	100%	85.34%
Xiaoyang Huang	—	8,192,000	(1)(2)	—	100%	85.34%
Tianyu Xia	—	—		—	—	—
Bo Shi	—	—		—	—	—
Weijun Wang	—	—		—	—	—
Shuiqing Huang	—	—		—	—	—
Lawrence Venick	—	—		—	—	—
Directors and Executive Officers as a group (7 individuals):	—	8,192,000		—	100%	85.34%

5% Shareholders:
Fortune Enterprise Holdings Limited	—	8,192,000	(1)(2)	—	100%	85.34%
Apex Management Limited (3)	4,000,000			17.31%		2.73%
Canaan International Ltd. (4)	3.636,000			15.86%		2.49%
Gold ray Ventures Limited (5)	4,000,000			17.31%		2.73%
Rapid Proceed Limited (6)	3,436,000			14.98%		2.35%
HK Red Sun Co., Limited (7)	1,818,000			7.93%		1.24%
Grand Bright International Holdings Limited (8)	2,180,000			9.36%		1.49%
Fairview Eastern International Holdings Limited (9)	2,000,000			8.65%		1.36%
Yong Lin (10)	1,237,000			5.53%		0.85%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share.

(1)	These Class B Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.

(2)

These Class B Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands (“BVI”) company. Since Mr. Yin and Ms. Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.

(3)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Apex Management Limited, a BVI company, purchased 2,000,000 shares of Class A Ordinary Shares and warrants to purchase 2,000,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes both the Class A Ordinary Shares purchased and 2,000,000 Class A Ordinary Shares underlying the warrants. The percentage ownership referenced above above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Apex Management Limited. Li Jian Hui, as Chief Executive Officer and Director of Apex Management Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Li Jian Hui disclaims beneficial ownership of these securities for all other purposes.

(4)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Canaan International Ltd., a Cayman Island company, purchased 1,818,000 shares of Class A Ordinary Shares and warrants to purchase 1,818,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes both the Class A Ordinary Shares purchased and 1,818,000 Class A Ordinary Shares underlying the warrants. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Canaan International Ltd. Yuanqiu Gao, as Director of Canaan International Ltd., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. Yuanqiu Gao disclaims beneficial ownership of these securities for all other purposes

(5)	Based on Schedule 13G that was filed with the SEC on January 15, 2025. On July 29, 2024, Gold Ray Ventures Limited, a BVI company, purchased 2,000,000 shares of Class A Ordinary Shares and warrants to purchase 2,000,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes both the Class A Ordinary Shares purchased and 2,000,000 Class A Ordinary Shares underlying the warrants. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Gold Ray Ventures Limited. Lin Li, as Director of Gold Ray Ventures Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Lin Li disclaims beneficial ownership of these securities for all other purposes.

(6)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Rapid Proceed Limited, a BVI company, purchased 1,818,000 shares of Class A Ordinary Shares and warrants to purchase 1,818,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes both 1,618,000 Class A Ordinary Shares held by Rapid Proceed Limited as of April 21, 2025, and 1,818,000 Class A Ordinary Shares underlying the warrants. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Rapid Proceed Limited. Huoyuan Chen, as Chairman and Director of Rapid Proceed Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Huan Liu disclaims beneficial ownership of these securities for all other purposes..
(7)

Based on Schedule 13G that was filed with the SEC on January 15, 2025. On July 29, 2024, HK Red Sun Co., Limited, an Hong Kong company, purchased 1,818,000 shares of Class A Ordinary Shares and warrants to purchase 1,818,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes 1,818,000 Class A Ordinary Shares underlying the warrants as HK Red Sun Co., is not holding any Ordinary Shares as of April 21, 2025. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by HK Red Sun Co., Limited. Hongfei Wang, as Director of HK Red Sun Co., Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities described herein. Huan Liu disclaims beneficial ownership of these securities for all other purposes.

(7)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Grand Bright International Holdings Limited, a BVI company, purchased 2,180,000 shares of Class A Ordinary Shares and warrants to purchase 2,180,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes 2,180,000 Class A Ordinary Shares underlying the warrants as Grand Bright International Holdings Limited is not holding any Ordinary Shares as of April 21, 2025. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Grand Bright International Holdings Limited. Ying Chang Yuan, as Director of Grand Bright International Holdings Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Li Jian Hui disclaims beneficial ownership of these securities for all other purposes.

(9)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Fairview Eastern International Holdings Limited, a BVI company, purchased 2,000,000 shares of Class A Ordinary Shares and warrants to purchase 2,000,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes 2,000,000 Class A Ordinary Shares underlying the warrants as Fairview Eastern International Holdings Limited is not holding any Ordinary Shares as of April 21, 2025. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Fairview Eastern International Holdings Limited. Hongfei Huan Liu, as Director of Fairview Eastern International Holdings Limited, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Issuer's securities described herein. Huan Liu disclaims beneficial ownership of these securities for all other purposes.

(10)	Based on Schedule 13G that was filed with the SEC on January 10, 2025. On July 29, 2024, Yong Lin purchased 1,237,000 shares of Class A Ordinary Shares and warrants to purchase 1,237,000 additional shares of Class A Ordinary Shares in a private placement. The total beneficial ownership reflected above includes 1,237,000 Class A Ordinary Shares underlying the warrants as Yong Lin is not holding any Ordinary Shares as of April 21, 2025. The percentage ownership referenced above is based upon the 21,107,364 Class A ordinary shares issued and outstanding and assumes full exercise of the warrants that are exercisable by Yong Lin.

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

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited CFS included in this annual report.

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

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of the date hereof, there are 21,107,364 Class A Ordinary Shares and 8,192,000   Class B Ordinary Shares issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

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

Any ordinary resolution to be approved by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a)

the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights attaching to shares;

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

Special Considerations for Exempted Companies.

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares or shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Income Tax and Withholding Tax

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

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in the Notice Regarding the Determination of Chinese Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as SAT Notice 82 (which issued by the China State Administration of Taxation on April 22, 2009), which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although SAT Notice 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

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

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

If the Company was to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE. However, if the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.

According to the Announcement of SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, which was promulgated by the SAT and became effective February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%.

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

Under the terms of Circular 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes if:

●	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

●	at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

●	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

●	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or Circular 37, which took effect on December 1, 2017 was amended in June 2018. Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of Circular 7 and Circular 37. Circular 7 and Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 7 and Circular 37, and we may be required to comply with Circular 7 and Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Value-added Tax

According to the Provisional Regulations of the PRC on Business Tax and its implementation regulations, which was promulgated by the State Council on December 13, 1993, amended on November 10, 2008 and subsequently abolished on November 19, 2017, it is generally provided that all entities and individuals engaged in providing taxable services, the transfer of intangible assets or the sales of immovable properties in the PRC shall pay business tax.

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016 and most recently amended in April 2019, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value added tax, or VAT, instead of business tax.

According to the Circular 36, our PRC subsidiaries are subject to VAT, at a rate of 6% to 17% on proceeds received from customers.

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable tax rates of 17% and 11% are adjusted to 16% and 10% respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9% respectively.

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

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

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

The Tax Concessions Act (As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As revised), the Financial Secretary undertakes with Hitek Global Inc. (“the Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

a.	On or in respect of the shares, debentures or other obligations of the Company; or

b.	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As revised).

These concessions shall be for a period of twenty years from the date hereof.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities.

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

J. Annual Report to Security Holders

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

Foreign Exchange Risk

While our reporting currency is the USD, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and the RMB. If the RMB depreciates against the USD, the value of our RMB revenues, earnings and assets as expressed in our USD financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The depreciation of the RMB against the USD in 2023 increased our comprehensive loss to $364,817 based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2024. As of December 31, 2024. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On February 5, 2024, our shareholders approved the re-designation and re-classification of the then issued 14,392,364 Ordinary Shares of the Company into 6,200,364 Class A Ordinary Shares, each with 1 vote per share, and 8,192,000 Class B Ordinary Shares, each with 15 votes per share.  According to this approval, the 8,192,000 Ordinary Shares beneficially held by Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, were re-designated and re-classified into 8,192,000 Class B Ordinary Shares, each with 15 votes per share, and the 6,200,364 Ordinary Shares held by other shareholders were re-designated and re-classified into 6,200,364 Class A Ordinary Shares, each with one vote per share, on a one for one basis. These matters have previously been disclosed in our current reports on Form 6-K filed with the SEC on January 11, 2024 and February 9, 2024, which are incorporated herein by reference. See “Item 10. Additional Information” for a description of the rights of the securities holders.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our ICFR based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our ICFR was not effective as of December 31, 2024 due to the following material weaknesses:

●	We have a small accounting team and it does not have sufficient knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues;

●	We do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to address the weaknesses identified above by implementing the following measures:

(1)	recruiting qualified professionals with appropriate levels of knowledge and experience to assist in resolving accounting issues in non-routine or complex transactions;

(2)	investing in technology infrastructure to support our financial reporting function; and

(3)	improving the communication between management, the board of directors and the chief financial officer.

Attestation Report of the Registered Public Accounting Firm

Because the Company is a non-accelerated filer and an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding ICFR.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP for the years ended December 31, 2024, 2023 and 2022. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Fiscal Years Ended December 30,
	2024	2023	2022
Audit fees(1)	$190,000	$180,000	$180,000
Audit-Related fees(2)	50,000	50,000	50,000
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$240,000	$230,000	$230,000

(1)	“Audit fees” means the fees billed or to be billed for each of the years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed or to be billed for each of the years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” are the fees billed or to be billed in each of the years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” are the fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our BOD is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our BOD prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

On December 2, 2022, UHY LLP (“UHY”) notified the Company of its intention to resign as the Company’s auditor on January 1, 2023. The auditor’s report of UHY on the Company’s CFS as of and for the year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the year ended December 31, 2021, and the subsequent interim period through January 1, 2023, there has been: (1) no disagreement (as described under Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to UHY’s satisfaction, would have caused UHY to make reference to the subject matter of the disagreement in connection with its reports on the Company’s CFS for such years, and (2) no “reportable events” (as defined under Item 16F(a)(1)(v) of the instructions to Form 20-F), except the material weaknesses in the Company’s ICFR previously reported in Item 15 “Controls and Procedures” in the Company’s Annual Reports on Form 20-F for the year ended December 31, 2021. The material weaknesses previously reports were: (i) the Company had insufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues; and (ii) the Company did not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s Ordinary Shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules in lieu of Nasdaq Rule 5635(a), (c), and (d) and will not be required to seek shareholder approval prior to entering into such a transaction.

Nasdaq Listing Rule 5615(a)(3) provides that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, provided, however, that such a Company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). The Board of Directors of the Company has elected to follow the Company’s home country rules in lieu of Nasdaq Rule 5605(c)(2)(A), Nasdaq Rule 5605(c)(1), Nasdaq Rule 5605(e)(1) and (2), Nasdaq Rule 5605(d)(1) and (2), Nasdaq Rule 5605(b)(1) and (2), Nasdaq Rule 5620(c), Nasdaq Rule 5610. Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our BOD, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers.

The Board of Directors of the Company has also elected to follow the Company’s home country rules in lieu of Nasdaq Listing Rule 5255.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our BOD has insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our BOD has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

ITEM 16K. CYBERSECURITY

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Annual Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s BOD is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended December 31, 2024, 2023 and 2022 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. and Subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2023.

Flushing, New York

April 25, 2025

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
Assets
Current assets
Cash	$7,236,798	$9,311,537
Short-term investments	22,932,540	8,837,445
Accounts receivable, net	1,385,761	2,118,738
Advances to suppliers, net	11,315	338,166
Inventories, net	154,471	219,505
Loans receivable	958,996	3,608,289
Prepaid expenses and other current assets	1,506,297	352,919
Total current assets	34,186,178	24,786,599

Non-current assets
Non-current accounts receivable	2,227,089	4,597,214
Non-current advance to a third party	-	410,509
Non-current loan receivable	4,383,982	4,227,079
Property, equipment and software, net	744,941	403,330
Operating lease right-of-use assets	-	3,309
Long-term investments	-	1,000,000
Total non-current assets	7,356,012	10,641,441
Total Assets	$41,542,190	$35,428,040

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$255,950	$532,130
Advances from customers	11,034	4,616
Loan payable	479,498	493,159
Deferred revenue	55,720	166,760
Taxes payable	1,680,476	1,917,647
Accrued expenses and other current liabilities	130,691	255,131
Operating lease liabilities	-	3,309
Total current liabilities	2,613,369	3,372,752

Non-current Liabilities
Loan payable, non-current	2,054,992	2,113,539
Deferred income tax liabilities, non-current	1,598,909	1,604,163
Total non-current liabilities	3,653,901	3,717,702
Total Liabilities	6,267,270	7,090,454

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares issued and outstanding as of December 31, 2023.	-	1,439
Class A Ordinary Shares, US$0.0001 par value; 431,808,000 shares authorized, 21,107,364 shares issued and outstanding as of December 31, 2024.	2,111	-
Class B Ordinary Shares, US$0.0001 par value; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2024.	819	-
Additional paid-in capital	24,920,060	16,721,551
Statutory reserve	836,215	836,215
Retained earnings	10,491,058	11,387,748
Accumulated other comprehensive loss	(975,343)	(609,367)
Total Shareholders’ Equity	35,274,920	28,337,586

Total Liabilities and Shareholders’ Equity	$41,542,190	$35,428,040

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2024	2023	2022
Revenues	$2,904,950	$4,563,731	$6,428,608
Cost of revenues	(1,899,065)	(2,642,491)	(2,891,565)
Gross profit	1,005,885	1,921,240	3,537,043

Operating expenses:
General and administrative	2,751,313	1,819,531	1,472,648
Selling	1,716	648	437,185
Total operating expenses	2,753,029	1,820,179	1,909,833

Operating (loss) income	(1,747,144)	101,061	1,627,210

Other income (expense)
Government subsidies	-	569,928	9,838
Net investment gain (loss)	336,241	330,552	(19,363)
Interest income	921,228	911,875	545,555
Interest expense	(313,937)	(313,861)	(285,353)
Deregistration cost	(104,127)	-	-
Other income (expense), net	50,796	(5,029)	(8,924)
Total other income, net	890,201	1,493,465	241,753

(Loss) income before provision for income taxes	(856,943)	1,594,526	1,868,963
Income tax expense	39,747	546,885	453,218

Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Comprehensive (loss) income
Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Foreign currency translation loss	(365,976)	(330,116)	(1,015,447)

Comprehensive (loss) income	$(1,262,666)	$717,525	$400,298
(Loss) earnings per ordinary share
– Basic and diluted	$(0.04)	$0.08	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted	20,603,614	13,257,469	10,987,679

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2024, 2023 and 2022

	Ordinary Shares		Class A Ordinary Shares		Class B Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive income (loss)	Shareholders’ Equity
Balance as of January 1, 2022	10,987,679	$1,099	-	$-	-	$-	$2,628,356	$767,207	$8,993,370	$736,196	$13,126,228
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(1,015,447)	(1,015,447)
Net income	-	-	-	-	-	-	-	-	1,415,745	-	1,415,745
Appropriation of Statutory reserve	-	-	-	-	-	-	-	69,008	(69,008)	-	-
Balance as of December 31, 2022	10,987,679	1,099	-	-	-	-	2,628,356	836,215	10,340,107	(279,251)	13,526,526
Shares issued	3,404,685	340	-	-	-	-	14,093,195	-	-	-	14,093,535
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(330,116)	(330,116)
Net income	-	-	-	-	-	-	-	-	1,047,641	-	1,047,641
Balance as of December 31, 2023	14,392,364	$1,439	-	$-	-	$-	$16,721,551	$836,215	$11,387,748	$(609,367)	$28,337,586
Shares re-designated and re-classified	(14,392,364)	(1,439)	6,200,364	620	8,192,000	819					-
Issuance of common stock and warrants in private placement			14,907,000	1,491	-	-	8,198,509	-	-	-	8,200,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(365,976)	(365,976)
Net loss	-	-	-	-	-	-	-	-	(896,690)	-	(896,690)
Balance as of December 31, 2024	-	$-	21,107,364	$2,111	8,192,000	$819	$24,920,060	$836,215	$10,491,058	$(975,343)	$35,274,920

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	259,554	50,662	21,881
Amortization of right-of-use assets	-	3,167	-
Loss on disposal of property, plant and equipment	-	1,413	-
Accrued interest income from loans, net	(225,665)	(102,418)	(21,699)
Net investment (gain) loss	(58,130)	(208,626)	19,363
Provision for (reversal of) expected credit losses of receivables and advances to suppliers	366,736	(2,325)	(6,442)
Provision for obsolete inventories	-	5,559	2,217
Deferred income tax	39,747	339,332	177,029
Changes in operating assets and liabilities:
Short-term investments – trading securities	(2,612,671)	(1,696,545)	2,418,675
Accounts receivable	2,990,258	567,480	(2,490,725)
Accounts receivable – related party	-	390,197	499,933
Advances to suppliers	(8,175)	472,219	560,352
Deferred offering cost	-	(130,134)	60,000
Inventories	59,802	194,872	(57,899)
Prepaid expenses and other current assets	65,672	(13,028)	89,583
Accounts payable	(265,203)	(146,642)	225,198
Advances from customers	6,640	4,632	-
Deferred revenue	(9,389)	(787,062)	261,856
Taxes payable	(281,961)	291,578	488,419
Operating lease liabilities	-	(3,167)	-
Due to related parties	-	(584)	(3,320)
Accrued expenses and other current liabilities	(119,063)	(340,133)	163,884
Net cash (used in) provided by operating activities	(688,538)	(61,912)	3,824,050

Cash flows from investing activities
Advance payment for software development	(290,488)	(339,309)	(117,617)
Loans to third parties	(2,899,088)	(11,260,542)	(5,498,997)
Repayment from third-party loans	5,338,780	8,830,933	199,463
Prepayment for office renovation	-	(150,156)	-
Purchases of property and equipment	-	(186,499)	-
Purchases of held-to-maturity investments	(18,200,000)	(11,000,000)	(1,932,080)
Redemption of held-to-maturity investments	7,500,000	7,159,018	-
Deposit for acquisition	(1,010,000)	-	-
Net cash used in investing activities	(9,560,796)	(6,946,555)	(7,349,231)

Cash flows from financing activities:
Borrowing from third parties	-	-	2,749,498
Proceeds from issuance of ordinary shares	8,200,000	15,142,902	-
Net cash provided by financing activities	8,200,000	15,142,902	2,749,498

Effect of exchange rate changes on cash	(25,405)	(26,058)	(112,465)
Net (decrease) increase in cash	(2,074,739)	8,108,377	(888,148)
Cash at beginning of the year	9,311,537	1,203,160	2,091,308
Cash at end of the year	$7,236,798	$9,311,537	$1,203,160

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$79,138	$36,504	$45,002
Cash paid for interest	51,420	287,706	263,655

Non-cash transactions:
Deferred offering cost	$-	$1,049,367	$-
Operating right-of-use assets recognized for related operating lease liabilities	$-	$-	$6,820

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

Notes to CONSOLIDATED Financial Statements

December 31, 2024, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

Hitek Global Inc. (“HiTek Global”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering (“IPO”) that was completed in 2023. HiTek Global, through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) provides hardware sales, software sales, information technology (“IT”) maintenance services and tax devices and services in the People’s Republic of China (the “PRC”).

On November 20, 2017, HiTek Global formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and four other shareholders, who held 36.78%, 56.29% and 6.93% of its equity interests, respectively, in Xiamen, Fujian Province, PRC pursuant to PRC laws. HiTek Global entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purposes.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a wholly-owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), which was a wholly-owned subsidiary of HiTek was established in XinJiang Province, PRC. In August 2024, Huoerguosi was deregistered as part of the Company’s plan to restructure its operations (see Note 18).

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly-owned subsidiary of WFOE was incorporated under the laws of the PRC.

The Company’s current corporate structure is as follows:

As all the above mentioned companies presented were under common control, the series of contractual arrangements between HiTek Global and HiTek in March 2018 constituted a reorganization under common control and was retroactively applied to the consolidated financial statements (“CFS”) at their historical amounts. The CFS are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retroactive presentation for all equity related disclosures, including share and per share, which were revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying CFS and related notes of the Company were prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made.

Principles of Consolidation

The accompanying CFS include financial information related to the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the ultimate primary beneficiary.

In preparing the CFS, all significant inter-company accounts and transactions were eliminated in consolidation.

The CFS were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value (“FV”). The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board (“FASB”), ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses U.S. dollars (“US$” or “USD”) as its reporting currency.

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

Power of Attorney

Each shareholder of the HiTek executed an irrevocable power of attorney in favor of WFOE. Pursuant to this power of attorney, WFOE has full power and authority to exercise all of such shareholders’ rights with respect to their equity interest in the VIE Companies, including HiTek, Huasheng and Huoerguosi. The power of attorney will remain in force for so long as the shareholder remains a shareholder of HiTek.

As of December 31, 2024, the VIEs accounted for 46% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2023, the VIEs accounted for 57% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2024 and 2023, $726,512 and $1,041,909 of cash was denominated in RMB, respectively.

Risks in relation to the VIE structure

The Company’s operations and businesses through its VIE could be found by PRC authorities to violate PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered foreign invested companies (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining if an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company’s VIE arrangements, and as a result, the Company’s VIE could become subject to the current restrictions on foreign investment in certain categories of industry. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, the contracts among WFOE, HiTek and HiTek’s shareholders would not be enforceable in China if PRC government authorities or courts found that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. If the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s CFS. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements WFOE, HiTek and HiTek’s shareholders are approved and in place. Management believes such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses are conducted by its VIEs, which hold revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on R&D, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2024	2023

Total current assets	$13,362,125	$10,571,775
Total non-current assets	$7,356,012	$9,641,441
Total Assets	$20,718,137	$20,213,216
Total Liabilities	$6,701,376	$7,073,660

	Years Ended December 31,
	2024	2023	2022
Revenues	$2,891,683	$4,335,591	$6,228,595
Net (loss) income	$(91,812)	$1,098,947	$1,684,991

	Years Ended December 31,
	2024	2023	2022
Net cash provided by operating activities	$277,772	$834,596	$4,016,852
Net cash used in investing activities	$(568,432)	$(675,964)	$(7,349,231)
Net cash provided by financing activities	$-	$-	$2,749,498

Use of Estimates and Assumptions

The preparation of the CFS in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s CFS include allowance for expected credit losses, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

The carrying amounts in the consolidated balance sheets for cash, short-term investment, accounts receivable, advances to suppliers, inventories, loans receivable, prepaid expenses and other current assets, accounts payable, advances from customers, loan payable, deferred revenue, taxes payable, and accrued expenses and other current liabilities approximate their FV based on the short-term maturity of these instruments.

The Company’s investments measured at FV on a recurring basis consist of trading securities and held-to-maturity securities. The valuation for the Level 1 position is based on quoted prices in active markets. For detailed information, please see “NOTE 3 – INVESTMENTS.”

Earnings (Loss) Per Share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

Cash

Cash consists of cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2024 and 2023, cash balances held in PRC banks were uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2024, 2023 and 2022.

Concentrations of Credit Risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the United States of America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

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

Investments

Short-term investments consist of trading stock and held-to-maturity securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Considering the Company’s short-term investments are highly liquid in nature, changes in the FV and related transactions of short-term investments are presented as operating activities in the Company’s consolidated statements of cash flows. Long-term investments include mutual funds and wealth management products with a maturity of over one year. The Company accounts for investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount at acquisition, for all categories of investments in securities is included in Consolidated Statements of Operations. Net realized and unrealized holding gains and losses for investments are included in Consolidated Statements of Operations.

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

Expected Credit Losses

The Company maintains an allowance for expected credit losses in accordance with ASC 326 and records it as an offset to related asset such as accounts receivable, etc., and the provision for estimated credit losses is expensed. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

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

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful lives
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings and improvements	5-20 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated FV and its book value. The Company recorded an impairment charge of $404,884 for 2024, recorded in general and administrative expenses. The Company did not record any impairment charge for 2023 and 2022.

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

The Company generates revenues primarily from three sources: (1) hardware sales, (2) software sales, and (3) tax devices and services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

Hardware sales

Hardware revenues are primarily from the sale of computer and network hardware to end users. The products include computers, printers, internet cables, certain internet servers, cameras and monitors. Sales of hardware have a single performance obligation. The Company recognizes revenue when ownership is transferred to end customers. The Company’s revenue from sales of hardware is reported on a gross basis since the Company is primarily obligated in the transaction, bears inventory and credit risk and has discretion to establish prices.

Software sales

HiTek also makes software sales and focuses on perpetual license sales for a self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used by petrochemical and coal companies. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

Performance Obligations - Software contracts with customers include multiple performance obligations such as sale of software license, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides a-year warranty which mainly is for telephone supports. The Company estimates that costs associated with warranty are de minimis to the overall contract. Therefore, the Company does not allocate transaction price.

The Company recognizes revenue from software sales when the software is accepted by the customer.

Tax Devices and Services

Before January 21, 2021, all VAT general taxpayer businesses in China were required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services is determined by the National Development and Reform Commission. From January 21, 2021, new taxpayers can receive electronic tax control Ukey for free from the tax authority. HiTek could provide supporting services to the new taxpayers. In 2023, Xiamen Taxation Bureau implemented the use of electronic invoices to replace the traditional tax control system. Enterprises can use a free electronic invoice platform provided by the tax bureau, which has had a significant impact on the Company’s business. Since June, 2024, the Company cooperated with a third party to popularize an electronic tax control platform to replace electronic invoice platform provided by the tax bureau.

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

Revenue from the sales of GTD devices is recognized when ownership is transferred to end customers. The Company provides after-sales supporting services for tax device and tax invoicing management service, charging the service fee on an annual basis because the service period is usually one year. Since June 2024, the Company charged annual service fee from the customers who used the electronic tax control platform popularized by the Company. Revenue from its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement. The Company also charges a one-time service charge for each investigation request. Revenue from tax control system risk investigation service is recognized when the services are performed. Revenue is recognized based on each performance obligation’s standalone selling price that is sold separately and charged to customers at contract inception.

The Company’s revenue is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk. The revenue is as follows:

	Years Ended December 31,
	2024	2023	2022
Revenues
Hardware	$1,683,155	$2,428,592	$2,504,426
Tax devices and service	398,048	1,376,323	1,803,650
Software	823,747	758,816	2,120,532
Total revenues	$2,904,950	$4,563,731	$6,428,608

Contract balances

Prepayments from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists of annual service fees for GTD and tax invoicing management service. The Company recognizes the service fees as revenue on a straight-line basis in accordance with the service periods.

Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Deferred Revenue

Deferred revenue consists of the annual service fees for GTD received from customers but the services have not yet been performed. The Company recognizes the service amount as revenue on a straight-line basis in accordance with the service periods. For 2024, 2023 and 2022, the Company recognized revenue of $166,760, $977,054 and $784,530, respectively, that was included in the deferred revenue balance at the beginning of each year.

Cost of Revenues

Cost of revenues is comprised of (i) the direct cost of our hardware products purchased from third parties; (ii) logistics-related costs, which include product packaging and freight-in charges; (iii) third-party royalties for the GTD; and (iv) compensation for employees who handle the products and other costs necessary to provide the services to our customers.

Selling Expenses

Selling expenses consists of shipping and handling costs for products sold and advertising and marketing expenses for promotion of our products.

General and Administrative Expenses

General and administrative expenses consist primarily of costs of salary and welfare for our general administrative and management staff, facilities costs, depreciation and amortization expenses, professional fees, accounting fees, meals and entertainment, utilities, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization were recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purposes.

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

The Company applies ASC 740-10-50, “Accounting for Uncertainty in Income Taxes,” which provides clarification related to the process associated with accounting for uncertain tax positions recognized in the Company’s CFS. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

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

The exchange rates as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 are as follows:

	December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.2993	7.0971	7.1957	7.0732	6.7285

Comprehensive (Loss) Income

Comprehensive (loss) income is comprised of net (loss) income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive (loss) income for 2024, 2023 and 2022 consisted of net (loss) income and unrealized loss from foreign currency translation adjustment.

Related Parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Leases

The Company follows ASC 842 in accounting for its operating leases. The Company recognizes right-of-use (“ROU”) assets and lease liabilities on the Company’s consolidated balance sheets for office and warehouse space leases. At the commencement of a lease, the Company recognizes a lease liability for future fixed lease payments and a ROU asset for the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated FV, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

The Company does not record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term. The Company did not have any operating lease longer than a year as of December 31, 2024.

Segment reporting

In November 2023, FASB issued ASU 2023-07, which amends Segment reporting (Topic 280). This update enhances reportable segment disclosure requirements, primarily by requiring disclosure of the significant segment expenses for each reportable segment that are regularly provided to the Chief Operating Decision Maker, and aligning the segment reporting disclosure requirements in interim and annual reporting periods. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance in its 2024 CFS.

The Company identifies operating segments as components of the consolidated operations for which discrete financial information is available and is regularly reviewed by the chief operating decision maker(“CODM”), in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term CODM to be its chief executive officer. The Company determined it operates in one operating and reportable segment. The CODM reviews financial information presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated income statement and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in China.

Warrants classification

When the Company issues freestanding instruments, it first analyzes the provisions of ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) in order to determine whether the instrument should be classified as a liability, with subsequent changes in fair value recognized in the statements of comprehensive loss in each period. If the instrument is not within the scope of ASC 480, the Company further analyzes the provisions of ASC Topic 815, Derivatives and Hedging (“ASC 815-40”) in order to determine whether the instrument is considered indexed to the entity’s own stock, and qualifies for classification within equity. If the provisions of ASC 815-40 for equity classification are not met, the instrument will be classified as a liability, with subsequent changes in fair value recognized in the statements of comprehensive loss in each period.

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

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026. The Company is still assessing the impact of the disclosure of this standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its CFS.

NOTE 3 – INVESTMENTS

Short-term investments consist of trading stock and held-to-maturity securities, which include mutual funds and wealth management products issued by commercial banks with maturity within one year. Long-term investments consist of wealth management products with maturity over one year. Investments consisted of the following.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Trading securities	$5,355,552	$5,355,552	$-	$-
Held-to-maturity securities	17,576,988	17,576,988	-	-
Total	$22,932,540	$22,932,540	$-	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Trading securities	$5,837,445	$5,837,445	$-	$-
Held-to-maturity securities	3,000,000	3,000,000	-	-
Long-term investment
Held-to-maturity securities	1,000,000	1,000,000	-	-
Total	$9,837,445	$9,837,445	$-	$-

Net investment gain (loss) for the years ended December 31, 2024, 2023 and 2022 consists of the following.

	December 31,
	2024	2023	2022
Gain (loss) from sales of short-term investments:
Trading securities	$(2,098)	$31,097	$(30,848)
Held-to-maturity securities	250,826	11,397	-
Unrealized holding gain (loss) from short-term investments:
Trading securities	87,513	49,245	(2,722)
Held-to-maturity securities	-	184,018	14,207
Unrealized holding gain from long-term investments:
Held-to-maturity securities	-	54,795	-
Net investment gain (loss)	$336,241	$330,552	$(19,363)

NOTE 4 – ACCOUNTS RECEIVABLE, NET

As of December 31, 2024 and 2023, accounts receivable, net consisted of the following.

	2024	2023

Accounts receivable	$1,511,404	$2,279,593
Less: allowance for expected credit losses	(125,643)	$(160,855)
Accounts receivable, net	$1,385,761	$2,118,738
Non-current accounts receivable	$2,227,089	$4,597,214

The following table shows the movements in the allowance for expected credit losses during the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022

Balance at January 1	$160,855	$164,122	$179,475
(Reversal of) Provision for expected credit losses	(31,199)	1,084	(1,087)
Foreign exchange difference	(4,013)	(4,351)	(14,266)
Balance at December 31	$125,643	$160,855	$164,122

The Company reviews the outstanding receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

NOTE 5 – ADVANCES TO SUPPLIERS, NET

In 2023, the Company signed a software upgrade and development contract (“Interface System”), which obligated the software company to perform software upgrade and development activities from May to September 2023. As of December 31, 2023, the total contract price was $676,333 to be paid in installments (50% within 5 working days after the signing of this contract, 40% within 5 working days upon launching of the official version, and 10% within 30 working days upon launching of the official version). During the year ended December 31, 2023, the Company paid $338,166. In March 2024, the Company paid the remaining $338,166. The Interface System as developed is owned by the Company and it is functioning as prescribed. As of December 31, 2024, the Interface System was a part of software under property, equipment and software. No expected credit losses were recorded on advances to suppliers for the years ended December 31, 2024, 2023 and 2022. For the year ended December 31, 2024, the related amortization expense was $171,504.

NOTE 6 – INVENTORIES, NET

As of December 31, 2024 and 2023, inventories consisted of the following.

	2024	2023

Purchased goods	$171,227	$236,739
Less: reserve for obsolete inventories	(16,756)	(17,234)
Total	$154,471	$219,505

Inventories include computer, network hardware, and GTDs. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value. The Company established a reserve for 100% of its GTDs inventory as of December 31, 2024 and 2023 in light of the introduction of the free electronic invoice platform by the tax bureau since 2023.

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2024 and 2023, prepaid expenses and current assets consisted of the following.

	2024	2023

Interest receivable (1)	$434,288	$171,657
Prepaid expenses (2)	-	24,770
Deposit (3)	1,010,000	-
Other receivables, net (4)	62,009	156,492
Total	$1,506,297	$352,919

(1)	Interest receivable primarily consists of interest from loans to third parties and from investments.

(2)	Prepaid expenses primarily consist of insurance premium, investor relations and lawyer’s fee.

(3)	On March 11, 2024, the Company and Jia Yuanbin, sole shareholder of Viva Champion Limited (“Viva”), executed a letter of intent for a possible acquisition of the 100% equity interest in Viva that is held by Jia Yuanbin (the “LOI”). In accordance with the LOI, the Company paid a refundable deposit of $1,010,000 on April 15, 2024 to HK Jrui Trade Co Limited (“HK Jrui”) as requested by Jia Yuanbin. In March 2025, both parties agreed to terminate the LOI and the Company received a full refund of the deposit.

(4)	Other receivables primarily consist of reserve funds and social security.

NOTE 8 – LOANS RECEIVABLE

As of December 31, 2024 and 2023, loans receivable consisted of the following.

	2024	2023

Guangxi Beihengda Mining Co., Ltd. (1)	$5,068,979	$5,213,397
Hongkong Sanyou Petroleum Co., Ltd (2)	-	2,621,971
Beijing Liansheng Innovation Technology Co., Ltd (3)	273,999	-
Total loan receivable	5,342,978	7,835,368
Less: current portion	958,996	3,608,289
Loan receivable - non current	$4,383,982	$4,227,079

(1)	On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,109,983), RMB3,000,000 ($410,998) and RMB7,000,000 ($958,996) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 loan was extended to January 21, 2028. The RMB7,000,000 loan was extended to June 14, 2025. The RMB3,000,000 loan was repaid in August 2022 with interest of RMB120,000 ($16,512). The change in the carrying value of these outstanding loans from $5,213,379 in 2023 to $5,068,979 in 2024 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

(2)	In 2023, the Company provided loans with interest of 1.5% per month to another third party. The loans were secured by their respective pledge contracts using their underlying assets. Such loans matured within nine months from the date of issue, with loan principal, interest, and handling fees to be settled immediately after the maturity date. The loans were repaid during the year ended December 31, 2024.

(3)	On January 17, 2024, the Company provided a loan of RMB2,000,000 ($273,999) with 1.0% per month interest to Beijing Liansheng Innovation Technology Co., Ltd for six months, maturing on July 16, 2024 for its operating activities. The maturity date of the loan was extended to January 16, 2026.

Interest income for the loans for the years ended December 31, 2024, 2023 and 2022 was $880,044, $909,362 and $540,842, respectively.

NOTE 9 – NON-CURRENT ADVANCE TO A THIRD PARTY

In 2020, the Company signed a software development contract with a third party software development company to develop a Corporate Full-Service Platform Mobile Application for internal use. The ownership of the final product belongs to the Company and the copyrights will be shared with the software development company. In August 2023, the Company signed a supplemental agreement with an external vendor which took over the software development project. As of June 30, 2024, approximately $401,000 were advanced to the software development company; and the Company is committed to additional costs under software development contract of approximately $12,000. In response to the introduction of the free electronic invoice platform by the tax bureau in 2023, the Company decided to terminate this software development project in November 2024 and recorded an impairment loss of approximately $410,000.

NOTE 10 – PROPERTY, EQUIPMETN AND SOFTWARE, NET

As of December 31, 2024 and 2023, property, equipment and software consisted of the following.

	2024	2023

Office furniture	$47,418	$51,277
Transportation equipment	160,257	202,893
Buildings and improvements	570,130	586,373
Software	1,619,709	1,039,861
	2,397,514	1,880,404
Less: accumulated depreciation and amortization	(1,652,573)	(1,477,074)
	$744,941	$403,330

NOTE 11 – Taxes payable

As of December 31, 2024 and 2023, taxes payable consisted of the following.

	2024	2023

Value-added	$1,178,587	$1,219,713
Income	357,680	564,372
Other	144,209	133,562
Total	$1,680,476	$1,917,647

NOTE 12 – RELATED PARTY TRANSACTIONS

The following are related party transactions for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022

Cost of revenues
Fengqi (Beijing) Zhineng Technology Co., Ltd.(1)	$-	$8,480	$11,830
	$-	$8,480	$11,830

(1)	Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd. hardware of nil, $8,480 and $11,830 for years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2024 and 2023, accrued expenses and other current liabilities consisted of the following.

	2024	2023

Payroll	$119,407	$130,463
Interest payable(1)	-	46,639
Other	11,284	78,029
Total	$130,691	$255,131

(1)	Interest payable consists of interest from loans received from Beijing Baihengda. On January 21, 2022, March 28, 2022, and June 14, 2022, the Company and Beijing Baihengda (“Lenders”) and Guangxi Beihengda (“Borrowers”) entered into three loan agreements with similar terms. As of December 31, 2024, $304,139 interest payable to Beijing Baihengda and $329,484 interest receivable from Guangxi Beihengda were outstanding. In March 2025, the Company, Beijing Baihengda and Guangxi Beihengda entered into an agreement the interest payable to Beijing Baihengda, $304,139, would be paid by Guangxi Beihengda.

NOTE 14 – LOAN PAYABLES

As of December 31, 2024 and 2023, loan payables consisted of the following.

	2024	2023

Loan payable	$479,498	$493,159
Non-current loan payable	2,054,992	2,113,539
Total	$2,534,490	$2,606,698

On January 21, March 28 and June 14, 2022, the Company entered into three loans of RMB15,000,000 ($2,054,992), RMB1,500,000 ($205,499) and RMB3,500,000 ($479,498) from a third party, carrying interest at 12%. The RMB15,000,000 loan was extended to January 21, 2028. The RMB3,500,000 loan was extended to June 14, 2025. The RMB1,500,000 loan was repaid prior to December 31, 2022. The change in the carrying value of these outstanding loans from $2,606,698 in 2023 to $2,534,490 in 2024 was due mainly to currency translation.

The interest expense for the years ended December 31, 2024, 2023 and 2022 was $308,518, $313,861 and $285,353, respectively.

NOTE 15 –ORDINARY SHARES

In April 2023, the Company issued 3,404,685 Ordinary Shares, of which 3,200,000 were in the IPO and 204,685 in over-allotment, at $5 per share with net proceeds of approximately $15.1 million.

On February 5, 2024, the 2024 annual general meeting adopted resolutions that the issued 14,392,364 ordinary shares of par value of US$0.0001 each were re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001 each with one vote per share (the “Class A Ordinary Shares”) and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the “Class B Ordinary Shares”) on a one for one basis.

NOTE 16 –WARRANTS

On July 29, 2024, the Company closed a private placement of (a) 14,907,000 Class A ordinary shares, par value $0.0001 per share, and (b) warrants to purchase up to 14,907,000 Class A ordinary shares (the “Private Placement”) pursuant to the Securities Purchase Agreement dated June 11, 2024, between the Company and the purchasers. The warrants are exercisable upon issuance with a term of two years at $0.55 per share. The warrants also contain a cashless exercise provision. In connection with the Private Placement, the Company collected $8,200,000 from the purchasers in June 2024 to purchase Class A ordinary shares and filed a registration statement on August 22, 2024 to register the resale of the Class A ordinary shares issued and Class A ordinary shares to be issued upon exercise of the warrants. Since the warrants are indexed to the Company’s own stock, they are treated as equity for accounting purposes.

The summary of warrant activities for the year ended December 31, 2024 was as follows:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Outstanding as of December 31, 2023	-	$-	-
Granted	14,907,000	0.55	2.0
Exercises	-	-	-
Expired	-	-	-
Warrants Outstanding as of December 31, 2024	14,907,000	0.55	2.0
Warrants Exercisable as of December 31, 2024	14,907,000	$0.55	2.0

NOTE 17 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations. No provision for Hong Kong profits tax has been made in the CFS as HiTek Hong Kong Limited has no assessable profits for the years ended December 31, 2024, 2023 and 2022.

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

The Company’s (loss) income before income taxes includes the following for the years ended December 31.

	2024	2023	2022

Non-PRC operations	$(781,182)	$(176,949)	$(385,297)
PRC operations	(75,761)	1,771,475	2,254,260
Total (loss) income before income taxes	$(856,943)	$1,594,526	$1,868,963

Income tax expense was comprised of the following for the years ended December 31.

	2024	2023	2022

Current tax expense	$-	$207,553	$276,189
Deferred tax expense	39,747	339,332	177,029
Total income tax expense	$39,747	$546,885	$453,218

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount is at December 31, 2024 and 2023 as follows.

	2024	2023

Deferred tax assets
Net operating loss	$87,285	$8,338
Deferred revenue	13,496	39,340
Unbilled cost	441,973	374,357
Unbilled interest	36,682	37,727
Depreciation	5,586	-
Software amortization	224,254	259,965
Allowance for expected credit losses	106,569	13,459
Inventories obsolescence	(6,408)	(6,591)
Unrealized losses on trading securities	1,712	1,761
Accrued Bonus	43,682	43,074
Other	46,771	34,246
Total deferred tax assets	1,001,602	805,676
Deferred tax liabilities
Unbilled revenue	(2,188,848)	(2,270,234)
Unbilled interest income	(318,899)	(50,369)
Deferred government subsidy	(40,519)	(41,673)
Unrealized gain on short-term investment	(25,575)	(285)
Other	(11,792)	(14,336)
Total deferred tax liabilities	(2,585,633)	(2,376,897)
Valuation allowance	(14,878)	(32,942)
Net deferred tax liabilities	$(1,598,909)	$(1,604,163)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the years ended December 31.

	2024	2023	2022

PRC statutory tax rate	25.0%	25.0%	25.0%
Effect of non-PRC entities not subject to PRC tax	(22.8)%	2.8%	5.2%
Effect of deregistration of a subsidiary	(1.9)%	-%	-%
Permanent difference	(4.6)%	-%	(0.1)%
Tax holiday effect	(0.3)%	6.5%	(5.9)%
Effective tax rate	(4.6)%	34.3%	24.2%

Uncertain Tax Positions

The Company had no significant unrecognized uncertain tax positions or unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2024 and 2023.

NOTE 18 – DEREGISTRATION COST

Huoerguosi was a wholly owned subsidiary of HiTek which main business was software sales. From its inception in 2017 to the beginning of 2022, Huoerguosi was exempted from corporate income tax in the PRC. In 2024, the Company closed down Huoerguosi. In August 2024, the Company ceased operation of Huoerguosi through the deregistration procedures but continued to run its software sales business through HiTek. The deregistration of Huoerguosi had no material impact on the Company’s software sales business. In connection with the deregistration of Huoerguosi, the Company recognized deregistration cost of $104,127 in 2024.

NOTE 19 – CONCENTRATIONS

Major Customers

Details of the Company’s major customers (including those accounting for 10% or more of the Company’s total revenues) are as follows.

	Years Ended December 31,
	2024		2023		2022

Customer A	$425,279	15%	$398,488	9%	$834,911	13%
Customer B	398,468	14%	801,344	18%	2,291,651	36%
Total	$823,747	29%	$1,199,832	27%	$3,126,562	49%

Details of the Company’s major customers (those accounting for 10% or more of the Company’s accounts receivable are as follows.

	December 31,
	2024		2023		2022

Customer A	$1,425,890	38%	$1,901,481	28%	$1,864,208	24%
Customer B	1,983,368	53%	4,615,308	67%	5,274,060	67%
Total	$3,409,258	91%	$6,516,789	95%	$7,537,733	96%

Major Suppliers

Details of the Company’s major suppliers (those accounting for 10% or more of the Company’s total purchases) are as follows.

	Years Ended December 31,
	2024		2023		2022

Supplier A	$404,194	29%	$13,532	1%	$62,647	2%
Supplier B	-	-%	312,039	12%	20,586	1%
Supplier C	-	-%	-	-%	472,988	16%
Supplier D	-	-%	-	-%	430,744	15%
Supplier E	8,002	-%	105,852	4%	366,115	13%
Supplier F	-	-%	94,348	4%	326,836	11%
Supplier K	155,694	11%	181,622	7%	113,780	4%
Total	$567,890	40%	$693,861	27%	$1,731,049	60%

Details of the Company’s major suppliers (those accounting for 10% or more of the Company’s accounts payable) are as follows.

	December 31,
	2024		2023		2022

Supplier C	$-	-%	$256,623	47%	$52,539	8%
Supplier E	-	-%	18,562	3%	155,990	22%
Supplier G	-	-%	14,649	3%	131,661	19%
Supplier H	-	-%	-	-%	79,605	11%
Total	$-	-%	$289,834	53%	$419,795	60%

NOTE 20 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2024, the Company was not aware of any litigation or proceedings against it.

NOTE 21 – SUBSEQUENT EVENTS

The Company performed an evaluation of events and transactions for potential recognition or disclosure through April 25, 2025, the date in which the CFS is released. The Company is not aware of any material subsequent event.

NOTE 22 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

PARENT COMPANY BALANCE SHEETS

	December 31,
	2024	2023
Assets
Current assets
Cash	$6,489,424	$8,236,065
Short-term investments	14,700,000	3,000,000
Intercompany receivables	15,000	15,000
Loan receivable	-	2,621,971
Prepaid expenses and other current assets	1,293,893	204,604
Total current assets	22,498,317	14,077,640

Non-current assets
Long-term investments	-	1,000,000
Investments in non-VIE subsidiaries	14,138,600	14,621,943
Total non-current assets	14,138,600	15,621,943
Total Assets	$36,636,917	$29,699,583

Liabilities and Shareholders’ Equity
Current liabilities
Intercompany payable	$1,361,997	$1,361,997
Total current liabilities	1,361,997	1,361,997

Total Liabilities	1,361,997	1,361,997

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares, par value $0.0001 per share, 490,000,000 shares authorized; 14,392,364 shares issued and outstanding as of December 31, 2023.	-	1,439
Class A Ordinary Shares, US$0.0001 par value; 431,808,000 shares authorized, 21,107,364 shares issued and outstanding as of December 31, 2024.	2,111	-
Class B Ordinary Shares, US$0.0001 par value; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2024.	819	-
Additional paid-in capital	24,920,060	16,721,551
Statutory reserve	836,215	836,215
Retained earnings	10,491,058	11,387,748
Accumulated other comprehensive loss	(975,343)	(609,367)
Total Shareholders’ Equity	35,274,920	28,337,586
Total Liabilities and Shareholders’ Equity	$36,636,917	$29,699,583

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2024	2023	2022

Revenues	$-	$36,402	$-
Gross profit	-	36,402	-

Operating expenses:
General and administrative	1,323,145	764,111	378,857
Total operating expenses	1,323,145	764,111	378,857

Operating loss	(1,323,145)	(727,709)	(378,857)

Other income (expense)
Net investment gain	250,826	238,812	-
Interest income	292,996	317,505	35
Other expense, net	-	(3,382)	(4,327)
Total other income (loss)	543,822	552,935	(4,292)

Share of (loss) income from subsidiaries	(117,367)	1,222,415	1,798,894
(Loss) Income before provision for income taxes	(896,690)	1,047,641	1,415,745

Net (loss) income	$(896,690)	$1,047,641	$1,415,745
Comprehensive (loss) income
Net (loss) income	$(896,690)	$1,047,641	$1,415,745

Comprehensive (loss) income	$(896,690)	$1,047,641	$1,415,745
(Loss) earnings per ordinary share
– Basic and diluted	$(0.04)	$0.08	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted	20,603,614	13,257,469	10,987,679

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(896,690)	$1,047,641	1,415,745
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Accrued interest income from loans	(199,954)	(317,171)	-
Net investment loss (gain)	142,367	(1,461,227)	(1,798,894)
Changes in operating assets and liabilities:
Deferred offering cost	-	(130,134)	60,000
Due from intercompany	-	(5,000)	-
Due to intercompany	-	3,067	-
Prepaid expenses and other current assets	-	-	40,000
Net cash used in operating activities	(954,277)	(862,824)	(283,149)

Cash flows from investing activities
Loans to third parties	(1,092,453)	(11,260,542)	-
Repayment from third-party loans	3,810,089	8,830,933	-
Purchases of held-to-maturity investments	(18,200,000)	(11,000,000)	-
Redemption of held-to-maturity investments	7,500,000	7,159,018	-
Deposit for acquisition	(1,010,000)	-	-
Net cash used in investing activities	(8,992,364)	(6,270,591)	-

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	8,200,000	15,142,902	-
Net cash provided by financing activities	8,200,000	15,142,902	-

Net (decrease) increase in cash	(1,746,641)	8,009,487	(283,149)
Cash at beginning of year	8,236,065	226,578	509,727
Cash at end of year	$6,489,424	$8,236,065	226,578

ITEM 19. EXHIBITS.

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Second Amended and Restated Memorandum and Articles of Association	20-F	1.3	April 5, 2024
2.1	Specimen Certificate for Class A Ordinary Shares	20-F	2.1	April 5, 2024
2.2	Description of Securities	20-F	2.2	April 5, 2024
4.1	Employment Agreement by and between CEO Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between CTO Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between CFO Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
4.4	Exclusive Technical Consultation and Service Agreement dated March 31, 2018, between WFOE and the Company	F-1	10.4	December 31, 2018
4.5	Equity Interests Pledge Agreement dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd. ***	F-1	10.5	December 31, 2018
4.6	Exclusive Equity Interests Purchase Agreement dated March 31, 2018, amongst WFOE, Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd., and HiTek***	F-1	10.6	December 31, 2018
4.7	Form of Power of Attorney dated March 31, 2018, between WFO and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.***	F-1	10.7	December 31, 2018
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
11.2	Insider Trading Policy of the Registrant	20-F	11.2	April 5, 2024
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1	Consent Letter of Jingtian & Gongcheng				X
15.2	Consent letter of Wei, Wei & Co., LLP				X
16.1	Letter of UHY LLP to the U.S. Securities and Exchange Commission dated February 21, 2023	6-K	16.1	February 21, 2023
97.1	Form of Compensation Recovery Policy of the Registrant	20-F	97.1	April 5, 2024
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

*	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	April 25, 2025