Form 20-F
period 2025-12-31
HiTek Global Inc.
filed 2026-04-24
CIK 1742341

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Xiamen City, Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A Ordinary Shares, par value US$0.005 per share	HKIT	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 21,107,364 Class A ordinary shares, par value $0.0001 per share, and 8,192,000 Class B ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2025.

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

☐ Yes   ☐ No

i

INTRODUCTORY NOTES

Except as otherwise indicated by the context and for the purposes of this annual report only, references in this annual report to:

●	“affiliated entities” are to our subsidiaries and variable interest entities (“VIE”);

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan for the purposes of this annual report only;

●	“Class A Ordinary Shares” are to the Class A Ordinary Shares of Hitek Global Inc., par value $0.005 per share.

●	“Class B Ordinary Shares” are to the Class B Ordinary Shares of Hitek Global Inc., par value $0.0001 per share.

●	“Companies Act” are to the Companies Act (As Revised) of the Cayman Islands.

●	“Haitian Weilai” are to Xiamen Haitian Weilai Technology Co., Ltd., a limited liability company organized under the laws of the PRC that is fully owned by WFOE.

●	“HiTek HK” are to the Company’s wholly owned subsidiary, HiTek Hong Kong Ltd., a Hong Kong corporation.

●	“HiTek”, or the “VIE entity”, are to Xiamen Hengda HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC, that we control via a series of contractual arrangements between WFOE and HiTek.

●	“Huasheng” are to Xiamen Huasheng HiTek Computer Network Co., Ltd., a limited liability company organized under the laws of the PRC that function as HiTek’s operating subsidiary.

●	“Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares.

●	“we”, “us” or the “Company” are to Hitek Global Inc.

●	“WFOE” are to Tian Dahai (Xiamen) Information Technology Co. Ltd., a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), which is wholly-owned by us through HiTek HK.

Our business is conducted via HiTek, a VIE entity in the PRC, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars (“USD”). In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in USD. These dollar references are based on the exchange rate of RMB to USD, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of USD which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

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

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations, our operations are conducted in China by (i) Haitian Weilai, our indirect subsidiary, (ii) the VIE entity and the VIE entity’s subsidiary, Huasheng. Neither we nor our subsidiaries own any equity interests in the VIE entity. WFOE, the VIE entity and the shareholders of the VIE entity entered into a series of contractual arrangements, also known as the “VIE Agreements”, pursuant to which we are able to consolidate the financial results of the VIE entity in our consolidated financial statements because we are deemed as the primary beneficiary of the VIE under generally accepted accounting principles in the U.S. (“U.S. GAAP”), and this structure involves unique risks to investors.

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

Equity Interest Pledge Agreement

WFOE, HiTek, and HiTek shareholders entered into an Equity Interest Pledge Agreement, pursuant to which HiTek shareholders pledged all of their equity interests in HiTek to WFOE in order to guarantee the performance of HiTek’s obligations under the Exclusive Technical Consulting and Service Agreement as described above. The Equity Interest Pledge Agreement came into effect as of March 31, 2018. During the term of the pledge, WFOE is entitled to receive any dividends declared on the pledged equity interests of HiTek. The Equity Interest Pledge Agreement ends when all contractual obligations under the Exclusive Technical Consulting and Service Agreement have been fully performed.

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

The Corporate Structure

The VIE structure cannot completely replicate a foreign investment in China-based companies, as the shareholders will not and may never hold equity interests in the Chinese operating entities. Instead, the VIE structure provides contractual exposure to foreign investment in us. Because we do not hold equity interests in the VIE, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE Agreements as they have not been tested in a court of law. The VIE Agreements may not be effective in providing control over HiTek. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” starting on page 14 of this annual report and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

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

Additionally, pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the Cyberspace Administration of China (“CAC”). On July 30, 2021, the State Council issued Regulation on Protecting the Security of Critical Information Infrastructure, clarifying the definition of critical information infrastructure as “any of network facilities and information systems in important industries and fields—such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and science, technology and industry for national defense—that may seriously endanger national security, national economy and people's livelihood, and public interests in the event that they are damaged or lose their functions or their data are leaked.” On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “CAC Revised Measures”) to replace the original Cybersecurity Review Measures. The CAC Revised Measures took effect on February 15, 2022. Pursuant to the CAC Revised Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As confirmed by our PRC counsel, Jingtian& Gongcheng, we are not subject to cybersecurity review with the CAC in accordance with the CAC Revised Measures, because (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that it will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying us as a critical information infrastructure operator; and (iii) we have not received any notification of cybersecurity review from relevant governmental authorities due to our impact or potential impact on national security.   However, since these statements and regulatory actions are new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange. See “Risk Factors—Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

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

The Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions was issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations. As of the date of this annual report, as advised by Jingtian& Gongcheng, our PRC counsel, as our post-effective amendment to the registration statement on Form F-1 relating to our initial public offering (“IPO”) was declared effective on March 30, 2023 and we completed our initial public offering and listing prior to September 30, 2023, we are not required to complete the filing procedures pursuant to the Trial Measures for our IPO.   If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market. However, since the Trial Measures were newly promulgated, there remains uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. Any failure or perceived failure of us to fully comply with such new regulatory requirements on a timely basis could significantly limit or completely hinder our ability to continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

The Holding Foreign Companies Accountable Act

Our Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (“PCAOB”) determines it is unable to inspect or fully investigate our auditor and as a result the exchange where our securities are traded may delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive instead of three consecutive years. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found it was unable to inspect or investigate completely certain named registered public accounting firms headquartered in mainland China and Hong Kong. Our independent registered public accounting firm, Wei, Wei & Co., LLP, is headquartered in the United States   and has been inspected by the PCAOB on a regular basis and as such, it is not affected by or subject to the PCAOB’s Determination Report. On August 26, 2022, the SEC issued a statement announcing that the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB announced that it secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate the 2021 Determination Report to the contrary. However, whether the PCAOB will continue to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2026 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB also indicated it will act immediately to consider the need to issue new determinations with the HFCAA if needed. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the PRC” starting on page 20 of this annual report for more information.

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

Summary of Risk Factors

Risks Related to Our Business Operations

Risks and uncertainties related to our business include, but are not limited to, the following:

●	Our future revenues and growth prospects depend on the ACTCS pricing model mandated by the PRC government. If the PRC government continues to reduce the annual fee per user we are allowed to charge, our operations and revenues may be negatively impacted.

●	Our future revenues and growth prospects depend on the growth of new business entities in the Xiamen metropolitan areas, which is not within our control and the growth rate may decrease. As such, our operations and revenues may be negatively impacted.

●	Increased use of electronic invoice will reduce the number of customers using our ACTCS services.

●	Our IT services and hardware and software sales rely on evolving information technologies to maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

●	A significant portion of our revenue is concentrated on a few large customers, and we do not have long-term service agreements with our key customers and rely upon our longstanding relationship with them. If we lose one or more of our customers, our results of operations may be adversely and materially impacted.

●	Extended payment terms may cause deferred payments or bad debts, which could negatively affect our business operations.

●	We source our retail hardware primarily from a limited number of suppliers. If we lose one or more of the suppliers, our operation may be disrupted, and our results of operations may be adversely and materially impacted.

●	We may not be able to adequately protect our intellectual property rights, and our competitors may be able to offer similar products and services, which would harm our competitive position.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business.

Risks Relating to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but are not limited to, the following:

●	We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiary through VIE Agreements, which may not be effective in providing control over HiTek.

●	Because we are an offshore holding company and our business is conducted through VIE Agreements with HiTek, the VIE in China, if we fail to comply with applicable PRC law, we could be subject to severe penalties and our business could be adversely affected.

●	We may have difficulty in enforcing any rights we may have under the VIE Agreements in PRC.

●	The approval of the China Securities Regulatory Commission and other compliance procedures may be required in connection with the offering of our securities in the U.S., and, if required, we cannot predict whether we will be able to obtain such approval. As a result, both you and we face uncertainty about future actions by PRC regulatory authorities that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

●	Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.

●	Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Risks Relating to Doing Business in the PRC

We are based in China and have the majority of our operations in China, and therefore, we face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

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

Risks Relating to Our Class A Ordinary Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Class A Ordinary Shares, including, but not limited to, the following:

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

We sell ACTCS tax devices and provide ACTCS supporting services to our clients. The prices of GTD and annual service fees are regulated and subject to the State Tax Administration’s pricing mandates. In the past 20 years, the annual service fee has undergone three major adjustments - from RMB 450 per year per user to RMB 370 per year per user, and then further reduced to RMB 330 per year per user. Most recently, the ACTCS annual service fee was again reduced to RMB 280 per year per user, according to the “Notice of the National Development and Reform Commission on Relevant Issues Concerning the Reduction of ACTCS Products and Maintenance Service Fee” (Development and Reform Commission Case [2017] No. 1243). According to relevant notice, the small-scale taxpayers for which sales amount did not exceed RMB 100,000 ($14,000) for each month are exempt from ACTCS or GTD technical service fee since 2019. Besides, the Company provides tax invoicing management services and charges service fee on an annual basis. The tax invoicing management service period is usually one year for RMB299. Tax invoicing management services is to host customers’ tax devices, provide training service on using Nuonuo, complete tax declaration automatically and back up data online. Since we do not control the pricing of the ACTCS services, we cannot guarantee our profit margin will be stable or we will make a profit on such services at all. We cannot guarantee that the annual service fee will not be further reduced, and therefore our revenues to be derived from ACTCS supporting services may be subject to significant fluctuation.

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

The wars in Europe and Middle East could materially and adversely affect our business and results of operations.

The wars in Europe and the Middle East have already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of these conflicts could result in protracted and/or severe damage to the global economy. Russia’s war in Ukraine, the Israel-Hamas war, and the 2026 war involving Iran have led to, and may continue to lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia, Iran, and the Hamas-aligned fundraising network. Russia’s military incursion, the escalation of the Israel-Hamas war, the 2026 war involving Iran, and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia, Israel, Palestine, Iran or the adjoining geographic regions. The extent and duration of these wars, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by these wars or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situations in Ukraine, Israel, Palestine, Iran or the adjoining geographic regions, as the conflicts and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting these regions could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

For the year ended December 31, 2025, two customers each contributed more than 10% of our total revenues, accounting for 46% and 31%, respectively. For the year ended December 31, 2024, two customers each contributed more than 10% of our total revenues, accounting for 15% and 14%, respectively. Since we do not have long-term customer supply agreements with such large customers and rely primarily upon our goodwill and reputation to sustain the business relationship, our results of operations may be adversely and materially impacted if one or more of these customers stop purchasing from us.

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

For the year ended December 31, 2025, two suppliers each contributed more than 10% of our total purchases, accounting for 33% and 18%, respectively. For the year ended December 31, 2024, two suppliers each contributed more than 10% of our total purchases, accounting for 29% and 11%, respectively. If we lose suppliers and are unable to swiftly engage new suppliers, our operations may be disrupted or suspended, and we may not be able to deliver hardware products to our customers on time. We may also have to pay a higher price to source from a different supplier on short notice. While we are actively searching for and negotiating with new suppliers, there is no guarantee that we will be able to locate appropriate new suppliers or supplier merger targets in our desired timeline. As such, our results of operations may be adversely and materially impacted.

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

If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. While we depend on the abilities and participation of our current management team generally, we rely particularly upon Mr. Shenping Yin, Chairman of the Board and Ms. Xiaoyang Huang, our Chief Executive Officer who is responsible for the development and implementation of our business plan. The loss of the services of these individuals for any reason could significantly adversely impact our business and results of operations. Competition for senior management and senior technology personnel in the PRC is intense and the pool of qualified candidates is very limited. We cannot assure you that the services of our senior executives and other key personnel will continue to be available to us, or that we will be able to find a suitable replacement for them if they were to leave.

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

We entered into a number of transactions with related parties, including our significant shareholder and director. For example, we entered into several transactions with Beijing Zhongzhe Yuantong Technology Co., Ltd. which is under common control with one minority shareholder of HiTek or business entities affiliated with or owned by Chairman, Shenping Yin, where we have sales revenues or have advances from these entities. See “Related Party Transactions.” We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

We do not have direct ownership of our operating entities in China, but have control rights and the rights to the assets, property, and revenue of HiTek and its subsidiary, Huasheng, through VIE Agreements. Foreign ownership of internet technology businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version) promulgated on June 23, 2020 and effective on July 23, 2020, respectively, and other applicable laws and regulations.

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

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

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

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in USD. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in USD. The value of the RMB against the USD and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the U.S. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, since our Class A Ordinary Shares to be offered by our potential future financing activities will be offered in USD, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the RMB will affect that amount of proceeds we will have available for our business.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent we need to convert USD into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount available to us.

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

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into USD. To the extent that we need to convert USD into Renminbi for our operations, appreciation of the Renminbi against the USD would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into USD for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the Renminbi would have a negative effect on the USD amount.

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

The PRC legal system is a civil law system based on written statutes, where prior court decisions have limited precedential value. In particular, PRC laws and regulations concerning our industries are evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating internet-related industries. We cannot assure you that our operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the industries may lead to changes in PRC laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

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

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. As of the date of this annual report, Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, our chief executive officer, beneficially owns 8,192,000, or 100%, of our issued Class B Ordinary Shares, or 98.82% of the voting rights in our Company. As a result, until such time as Mr. Shenping Yin’s and Ms. Xiaoyang Huang’s voting power is below 50%, Mr. Shenping Yin and Ms. Xiaoyang Huang as the controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, appointment of directors, and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

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

As of the date of this report, Mr. Shenping Yin, our Chairman of the Board, and his wife, Ms. Xiaoyang Huang, the chief executive officer, were the beneficial owners of 8,192,000 Class B Ordinary Shares, or 98.82% of the voting rights in our Company, which are directly held by Fortune Enterprise Holdings Limited, an entity 100% owned by Mr. Yin and Ms. Huang. As a result, Mr. Yin and Ms. Huang are able to exert significant voting influence over fundamental and significant corporate matters and transactions. Depending on the percentage, they may have the power to elect all directors and approve all matters requiring shareholder approval without the votes of any other shareholder. They have significant influence over a decision to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because two of our principal shareholders, Shenping Yin, our Chairman of the Board, and Xiaoyang Huang, our CEO, who are husband and wife, beneficially own more than 50% of voting power for the appointment of directors. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Item 4. INFORMATION ON THE COMPANY

A. History and development of the Company

We were incorporated in the Cayman Islands on November 3, 2017. HiTek HK, our wholly-owned subsidiary, was incorporated in Hong Kong on November 20, 2017. WFOE, HiTek HK’s wholly owned subsidiary, was organized pursuant to PRC laws on March 15, 2018. In April 2021, Haitian Weilai, a wholly-owned subsidiary of WFOE was incorporated under the laws of the PRC. The variable interest entity, Xiamen Hengda HiTek Computer Network Co., Ltd., which we refer to as HiTek, was established on January 18, 1996 in Xiamen, Fujian Province, PRC pursuant to the PRC laws. HiTek’s shareholders include certain PRC residents and corporate entities controlled by PRC residents.

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

On November 24, 2025, our shareholders authorized our board of directors to implement one or more consolidations of our Class A Ordinary Shares, with the specific ratio or ratios and timing to be determined by the board within the parameters approved by the shareholders. On March 25, 2026, the board approved a consolidation of the Class A Ordinary Shares (the “March 2026 Reverse Split”) at a ratio of 1-for-50, which became effective on April 6, 2026. Pursuant to the board resolutions, each 50 issued and unissued Class A Ordinary Share of par value US$0.0001 each was consolidated into one Class A Ordinary Share of par value US$0.005 each on April 6, 2026. Following the March 2026 Reverse Split, the par value of each Class A Ordinary Share was changed from $0.0001 to $0.005. No fractional shares were issued in connection with the March 2026 Reverse Split. Any fractional share resulting from the March 2026 Reverse Split was rounded up to the next whole share at the participant level. Our Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “HKIT” and began trading on a split-adjusted basis when the market opened on April 6, 2026. The new CUSIP number for the Class A Ordinary Shares following the March 2026 Reverse Split was G45139113.

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

Selected Condensed Consolidating Financial Statements of Parent, Subsidiaries, VIE entity and its Subsidiaries

The following tables present Selected condensed consolidating financial data of the Parent (HiTek Global Inc.), HiTek HK (HiTek Hong Kong Limited), WFOE and its subsidiaries (Tian Dahai (Xiamen) Information Technology Co. Ltd. and Xiamen Haitian Weilai Technology Co., Ltd.), the VIE entity (Xiamen Hengda HiTek Computer Network Co., Ltd.) and its subsidiaries (Xiamen Huasheng HiTek Computer Network Co., Ltd and the former subsidiary, Huoerguosi Hengda Information Technology Co., Ltd). Such financial data include condensed consolidating balance sheets data as of December 31, 2025 and 2024 and the related condensed consolidating statements of operations and cash flows data for the years ended December 31, 2025, 2024 and 2023. The Parent records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed consolidating balance sheets of the Parent as “investments in non-VIE subsidiaries” and net assets of the VIE entity and its subsidiaries through the VIE agreements” and the profit of the subsidiaries is presented as “Income for Non-VIE subsidiaries” and “Income for VIE and its subsidiaries” in the selected condensed consolidating statements of operations.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Revenues	$1,997,668	$-	$4,672	4,533,844	$-	$6,536,184
Cost of revenues	$(1,799,200)	$-	$(401)	(4,046,112)	$-	$(5,845,713)
Loss for non-VIE subsidiaries	$(170,599)	$(170,432)	$-	-	$341,031	$-
Loss for VIE and its subsidiaries (1)	$-	$-	$(169,536)	-	$169,536	$-
Net income (loss)	$180,142	$(170,599)	$(170,432)	(169,536)	$510,567	$180,142
Comprehensive income (loss)	$180,142	$(170,599)	$(163,947)	379,229	$510,567	$735,392

	For the Year Ended December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiary	Eliminations	Consolidated

Revenues	$-	$-	$13,267	$2,891,683	$-	$2,904,950
Cost of revenues	$-	$-	$(25,471)	$(1,873,594)	$-	$(1,899,065)
Loss for non-VIE subsidiaries	$(117,367)	$(115,507)	$-	$-	$232,874	$-
Loss for VIE and its subsidiary (1)	$-	$-	$(91,812)	$-	$91,812	$-
Net loss	$(896,690)	$(117,367)	$(115,507)	$(91,812)	$324,686	$(896,690)
Comprehensive loss	$(896,690)	$(117,367)	$(120,073)	$(453,222)	$324,686	$(1,262,666)

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Revenues	$36,402	$-	$191,738	$4,335,591	$-	$4,563,731
Cost of revenues	$-	$-	$(46,768)	$(2,595,723)	$-	$(2,642,491)
Income for Non-VIE subsidiaries	$1,222,415	$1,224,590	$-	$-	$(2,447,005)	$-
Income for VIE and its subsidiaries (1)	$-	$-	$1,098,946	$-	$(1,098,946)	$-
Net income	$1,047,641	$1,222,415	$1,224,590	$1,098,946	$(3,545,951)	$1,047,641
Comprehensive income	$1,047,641	$1,222,415	$1,222,759	$770,661	$(3,545,951)	$717,525

Note:

(1)	It represents the technical consultation and service (“Consulting Fees”) income received from the VIE and its subsidiaries pursuant to the Exclusive Technical Consulting and Service (the “Agreement”).

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of December 31, 2025
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Cash	$3,278,253	$-	$26,555	$307,191	$-	$3,611,999
Due from intercompany (1)	-		9,486,481	-	(9,486,481)	-
Total current assets	$22,937,173	$2,255	$209,507	$19,622,217	$(1,978,726)	$40,792,426
Investments in non-VIE subsidiaries	$14,523,251	$14,610,491	$-	$-	$(29,133,742)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,456,251	$-	$(14,456,251)	$-
Total non-current assets	$14,523,251	$14,610,491	$14,455,812	$1,788,606	$(43,589,554)	$1,788,606
Total Assets	$37,460,424	$14,612,746	$14,665,319	$21,410,823	$(45,568,280)	$42,581,032
Due to intercompany (1)	-	-	-	9,486,481	(9,486,481)	-
Total Liabilities	$1,450,112	$20,000	$54,828	$6,954,572	$(1,908,792)	$6,570,720
Total Shareholders’ Equity	$36,010,312	$14,592,746	$14,610,491	$14,456,251	$(43,659,488)	$36,010,312
Total Liabilities and Shareholders’ Equity	$37,460,424	$14,612,746	$14,665,319	$21,410,823	$(45,568,280)	$42,581,032

	As of December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiary	Eliminations	Consolidated

Cash	$6,489,424	$2,422	$18,440	$726,512	$-	$7,236,798
Due from intercompany (1)	-		9,656,017	-	(9,656,017)	-
Total current assets	$22,498,317	$2,422	$206,458	$13,362,125	$(1,883,144)	$34,186,178
Investments in non-VIE subsidiaries	$14,138,600	$14,165,412	$-	$-	$(28,304,012)	$-
Net assets of the VIE and its subsidiaries through the VIE Agreements	$-	$-	$14,016,761	$-	$(14,016,761)	$-
Total non-current assets	$14,138,600	$14,165,412	$14,016,473	$7,356,012	$(42,320,485)	$7,356,012
Total Assets	$36,636,917	$14,167,834	$14,222,931	$20,718,137	$(44,203,629)	$41,542,190
Due to intercompany (1)	-	-	-	9,656,017	(9,656,017)	-
Total Liabilities	$1,361,997	$20,000	$57,519	$6,701,376	$(1,873,622)	$6,267,270
Total Shareholders’ Equity	$35,274,920	$14,147,834	$14,165,412	$14,016,761	$(42,330,007)	$35,274,920
Total Liabilities and Shareholders’ Equity	$36,636,917	$14,167,834	$14,222,931	$20,718,137	$(44,203,629)	$41,542,190

Note:

(1)	As of December 31, 2025 and 2024, VIE entity and its subsidiaries owed WFOE and its subsidiaries technical consulting and service fees of $9,486,481 and $9,656,017, respectively. For the years ended December 31, 2025, 2024 and 2023, VIE entity and its subsidiaries owed WFOE and its subsidiaries Consulting Fees of $169,536, $91,812, and $1,098,946, respectively. The Consulting Fees have not been paid since 2018 and are planned to be paid in 2026.

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(1,811,171)	$(2,422)	$7,110	$270,634	$-	$(1,535,849)
Net cash used in investing activities	$(1,400,000)	$-	$-	$(709,565)	$-	$(2,109,565)

	For the Year Ended December 31, 2024
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(954,277)	$(1,860)	$61,397	$277,772	$(71,570)	$(688,538)
Net cash used in investing activities	$(8,992,364)	$-	$-	$(568,432)	$-	$(9,560,796)
Net cash provided by financing activities	$8,200,000	$-	$-	$-	$-	$8,200,000

	For the Year Ended December 31, 2023
	Parent	HiTek HK	WFOE and its Subsidiaries	VIE entity and its Subsidiaries	Eliminations	Consolidated

Net cash (used in) provided by operating activities	$(862,825)	$(2,175)	$(94,106)	$897,257	$(63)	$(61,912)
Net cash used in investing activities	$(6,270,591)	$-	$-	$(675,964)	$-	$(6,946,555)
Net cash provided by financing activities	$15,142,902	$-	$-	$-	$-	$15,142,902

For the years ended December 31, 2025, 2024 and 2023, net cash provided by financing activities of HiTek Global Inc., or the “parent”, was nil, $8,200,000, and $15,142,902, respectively, which was mainly because that parent received fund from private placement, issuance of ordinary shares and sales collection denominated in USD on behalf of the VIE entity and its subsidiaries.

LONG-TERM INVESTMENTS ROLL-FORWARD

Investments in Non-VIE subsidiaries and VIE entity and its subsidiaries
As of December 31, 2022	$14,299,036
Equity pick-up during the year	1,222,415
Deferred offering cost	(569,392)
Foreign currency translation adjustment	(330,116)
As of December 31, 2023	14,621,943
Equity pick-up during the year	(117,367)
Foreign currency translation adjustment	(365,976)
As of December 31, 2024	14,138,600
Equity pick-up during the year	(170,599)
Foreign currency translation adjustment	555,250
As of December 31, 2025	$14,523,251

B. Business Overview

We are an information technology (“IT”) consulting and solutions service provider focusing on delivering services to businesses in various industry sectors in China. As of the date of this annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, including Golden Tax Disk (“GTD”) and printers, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. We expect to actively develop our system integration services and online service platform in the near future. Our vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China.

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

Services

For the year ended December 31, 2025, HiTek’s two business lines generated three revenue streams. The first business line, services to large businesses, include hardware and equipment sales, representing 93.5% of total revenue, and the software sales, representing 2.4% of total revenue; and the second business line, tax services, represented 4.1% of total revenue.

For the year ended December 31, 2024, HiTek’s two business lines generated three revenue streams. The first business line, services to large businesses, include hardware sales, representing 57.9% of total revenue, and the software sales, representing 28.4% of total revenue; and the second business line, ACTCS devices and services, represented 13.7% of total revenue.

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

Revenue generated from our ACTCS device and services was 4.1% and 13.7%, respectively, of the total revenue derived from our businesses for the fiscal years ended December 31, 2025 and 2024.

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

Revenue generated from our software sales was 2.4% and 28.4%, respectively, of total revenue derived from our businesses for the years ended December 31, 2025 and 2024.

Hardware and equipment Sales

We also generate revenue from our hardware sales, which includes sales of computer hardware such as (1) laptops, printers, desktop computers and associated accessories, together with certain internet servers, cameras and monitors; (2) sale of selected safety monitoring equipment to petrochemical companies. We have established a carefully designed sales network in the Xiamen metropolitan area that combines online platforms developed in the beginning of 2018 and our retail storefront. We have developed our hardware sale client base over time via our marketing from our physical store. After we launched CIS sales, we also introduced our hardware products to our CIS users. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. to large businesses in the future.

Revenue generated from our hardware and equipment sales was 93.5% and 57.9%, respectively, of total revenue derived from our businesses for the years ended December 31, 2025 and 2024.

Our Technology

We provide effective information technology services and secured tax solutions to business companies across a variety of monetization models. We have a dedicated team of three highly skilled in-house IT specialists, which includes three full-time IT professionals responsible for research and development. The following is a list of our self-developed software.

Technology	Completion Date	Certificate Date	General Functions
Mobile Invoice System (“MIS”)	October 15, 2013	June 15, 2015	MIS enables our clients to generate invoices anywhere, anytime.

Micro Service System (“MSS”)	July 30, 2014	June 16, 2015	MSS resolves service issues between service providers and our customers.

Secured Coordination System (“SCS”)	April 10, 2013	June 16, 2015	SCS provides real-time backup for the invoicing information generated by the users.

Communication Interface System (“CIS”)	April 17, 2014	June 15, 2015	CIS is based on LINUX, which is a general embedded interface system used in petrochemical and coal companies. The system can be used to communicate the RCTX-X module and collect data from work diagrams, electricity diagrams, pressure diagrams and temperature diagrams. It can generate the data from the txt, and then copy and import it to the software of the windows platform to display analysis.

Universal Invoice System (“UIS”)	February 13, 2014	June 16, 2015	UIS facilitates data transmission between users’ management and financial systems and ACTCS software.

Invoice Query Management System (“IQMS”)	October 30, 2013	June 15, 2015	IQMS facilitates users’ invoice inquiries and verification process.

Micro-App System (“MAS”)	August 10, 2017	December 1, 2017	MAS diagnoses and resolves user-end application issues.

WeChat Cloud Business System (“WCBS”)	May 10, 2017	December 1, 2017	WCBS facilitates online transactions between the Company and its clients.

Collaborative Management System (“CMS”)	October 10, 2017	December 1, 2017	CMS facilitates our clients’ business and data management process amongst multiple operating systems.

HiTek APP application software	November 25, 2018	December 10, 2018	It is another name of “enterprise service platform”. It worked as HiTek’s online service platform, including IT services, sales and financial and tax services, etc.

HiTek network background management system	November 25, 2018	December 10, 2018	It is used for backstage unified management of HiTek’s app and HiTek online service platform.

Remote monitoring system	October 19, 2018	October 19, 2018	It is used for remote monitoring, debugging and early warning of the App.

Customers

We rely upon several of our large customers from whom we generated substantial revenue each year, and the composition of our largest customers has changed from year to year.

For the year ended December 31, 2025, two customers each contributed more than 10% of the Company’s total revenues, accounting for 46% and 31%, respectively. For the year ended December 31, 2024, two customers contributed more than 10% of the Company’s total revenues, accounting for 15% and 14%, respectively.

We anticipate that our customer base will continue to expand and that in the future we will be less dependent on major customers.

Suppliers

Aside from a set number of suppliers from whom we purchase general hardware for our resale business, we are required by the government to purchase our ACTCS devices from specific suppliers.

For the year ended December 31, 2025, two suppliers each contributed more than 10% of our total purchases, accounting for 33% and 18%, respectively. For the year ended December 31, 2024, two suppliers contributed more than 10% of our total purchases, accounting for 29% and 11%.

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

Our research and development activities (“R&D”) are project based and the number of projects we work on varies annually. As of December 31, 2025, we had three full-time R&D professionals. We were successful in developing 12 software products and had obtained six Registration of Computer Software Copyright Certificates (the “Certificates”) in 2015, three Certificates in 2017 and three Certificates in 2018. Our Certificates last indefinitely. In 2018, we established three joint IT research collaborative syndicates with other Internet technology companies for innovative Internet service projects such as the Tax Service Mobile APP, WeChat Cloud Charging System and Remote monitoring system. In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreements with our employees and outside consultants.

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

Investment activities in the PRC by foreign investors were principally governed by the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 version) (the “Negative List”), and the Catalogue of Industries for Encouraging Foreign Investment (the “Encouraging List”) promulgated by the MOFCOM and the NDRC in December 2025. The Negative List, which came into effect on November 1, 2024, sets out special administrative measures (restricted or prohibited) in respect of the access of foreign investments in a centralized manner, and the Encouraging List, which came into effect on February 1, 2026, sets out the encouraged industries for foreign investment. The Negative Lists cover 11 industries, and any field not falling in the Negative Lists shall be administered under the principle of equal treatment for domestic and foreign investment. Our business as currently conducted does not fall within the confines of the Negative List and is not subject to special administrative measures.

The Measures on Reporting of Foreign Investment Information was released by the MOFCOM and the State Administration for Market Regulation (the “SAMR”) on December 30, 2019, and became effective on January 1, 2020. Foreign investors directly or indirectly conducting investment activities within the territory of China shall submit the investment information through submission of initial reports, change reports, deregistration reports, annual reports etc. to the competent commerce authorities in accordance with The Measures on Reporting of Foreign Investment Information. When submitting an annual report, a foreign-invested enterprise shall submit the basic information on the enterprise, the information on the investors and their actual controlling party, the enterprise’s operation and asset and liabilities information etc., and where the foreign investment admission special administrative measures are involved, the foreign investment enterprise shall also submit the relevant industry licensing information.

Regulations on Intellectual Property Rights

Regulations on Copyright

On September 7, 1990, the SCNPC promulgated the Copyright Law of the PRC, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

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

Regulations on Patents

According to the Patent Law of the PRC, or the Patent Law, promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Detailed Rules for the Implementation of the Patent Law of the PRC, or the Implementation Rules of the Patent Law, promulgated by the State Council on December 21, 1992, and revised on June 15, 2001, December 28, 2002, January 9, 2010 and December 11,2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for 20 years, while utility model patents are valid for ten years, and design patents are valid for fifteen years from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

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

Regulations on Unfair Competition and Anti-monopoly

Pursuant to the Anti-Unfair Competition Law, which was promulgated by SCNPC on September 2, 1993, effective on December 1, 1993, and was most recently amended on June 27, 2025, where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for damage suffered by a business operator due to acts of unfair competition shall be determined based on the actual losses suffered by it as a result of the infringement or the benefits obtained by the infringer from the infringement. Where a business operator intentionally commits an act of infringement of trade secrets and the circumstances are serious, the amount of compensation may be determined at not less than one time but not more than five times the amount determined by the above method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement.

On May 11, 2024, the SAMR published the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024, which regulate that business operators shall not carry out or help carry out acts of unfair competition on the Internet, disrupt the order of market competition, affect fair market transactions, or directly or indirectly damage the legitimate rights and interests of other operators or consumers.

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

In addition, pursuant to the Provisions on Prohibition of Monopoly Agreements, which were issued by SAMR on March 10, 2023 and were most recently amended on December 9, 2025, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, is prohibited, unless such agreements satisfy the specific exemptions prescribed in the Anti-Monopoly Law, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

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

Besides, the PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas. The Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise allows all foreign-invested enterprises in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises. However, the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise continues to prohibit foreign-invested enterprises from, among other things, using Renminbi funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, effective June 9, 2016, which reiterates some of the rules set forth in the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise The Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, which took effect on the same day. The Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on the use of income relating to capital accounts, enterprises are allowed to use income under capital accounts such as capital funds, foreign debts, and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment. The bank in charge shall review and examine the transactions after they have been completed post spot checking in accordance with the relevant requirements.

Regulation on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as recently amended on December 29, 2023 and became effective on July 1, 2024, and the Foreign Investment Law promulgated by SCNPC on March 15, 2019 and became effective on January 1, 2020.

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

Regulations on Tax

Corporate Income Tax

Pursuant to the EIT Law of the PRC effective January 1, 2008 and amended December 29, 2018 and the Regulation on the Implementation of the EIT Law of the PRC effective January 20, 2025, companies are classified into resident companies and non-resident companies. Corporate Income Tax rate is 25%, or 20% for non-resident company which hasn’t set up an organization or an operating site, or its income from established organization or operating side is not connected to such organization or site, judging by the source of its income within the PRC territory. High and new technology companies encouraged by the government shall be accorded with 15% income tax.

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

The SCNPC promulgated the Cybersecurity Law of the PRC in November 2016, which became effective in June 2017 and last amended on October 28, 2025, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the Constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others.

According to the Article 44 of Cyber Security Law, the network operators must not disclose, distort or damage personal information they collect, without the agreement of the person whose information is collected, and personal information may not be provided to others, except where it has been processed in such a manner that it is impossible to distinguish a particular individual’s information and it cannot be retraced.

According to the Article 31 of Data Security Law of the PRC (the “Data Security Law”), which was promulgated by the SCNPC June 10, 2021 and, took effect September 1, 2021, specifies that the provisions of the cybersecurity law of the PRC apply to the outbound security management of important data collected or produced by critical information infrastructure operators operating within the territory of the PRC. Outbound security management measures for other data processors collecting or producing important data within the territory of the PRC are to be jointly formulated by the national cyberspace administration and relevant departments of the State Council. The Data Security Law further provides all regions and departments shall establish a data classification and grading protection system and important data catalogs to enhance the protection of important data. Processors of important data shall specify the person responsible for data security and management agencies to implement data security protection responsibilities. Relevant authorities will establish the measures for the cross-border transfer of important data. If any company violates the Data Security Law of the PRC to provide important data outside China, such company may be punished by administration sanctions, including penalties, fines, and/or suspension of relevant business or revocation of the business license. In addition, the Data Security Law of the PRC provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

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

On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Administration (the “Security Administration Regulations”) which came into effect on January 1, 2025. According to the Security Administration Regulations, network data processing activities refer to the collection, storage, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. A network data processor refers to an individual or organization that independently determines the purpose and method of processing in network data processing activities. Article 13 of the Security Administration Regulations stipulates that network data processors engaging in data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. Security Administration Regulations further stipulates that if it is indeed necessary to provide important data collected or generated within the PRC to overseas entities, a data export security assessment organized by the national cyberspace administration must be conducted.

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

As of the date of this annual report, we have two lines of businesses— 1) services to small and medium businesses (“SMEs”), which consists of tax services, and 2) services to large businesses, which consists of hardware and equipment sales, and software sales.

Value-added tax (“VAT”) reporting is mandatory for all business companies in China. In 2023, Xiamen Taxation Bureau implemented the use of electronic invoices to replace the traditional tax control system. Enterprises can use a free electronic invoice platform provided by the tax bureau, which has had a significant impact on the Company’s business. Since June, 2024, the Company cooperated with a third party to popularize an electronic tax control platform to replace electronic invoice platform provided by the tax bureau. Increased use of electronic invoices platform reduced our annual service fee revenue and thus negatively affect our total revenue. Our client base growth may be limited in spite of our diligent marketing efforts, since it is beyond our control how many new SMEs will choose to pay for our promoted electronic tax control platform instead of utilizing the free platform provided by the taxation bureau.

As part of the services to large businesses, we sell Communication Interface System (“CIS”), the Company’s self-developed software which provides embedded system interface solutions for large businesses. CIS is a universal embedded interface system used in petrochemical enterprises to collect industrial, electricity, facility pressure and temperature statistics and convert to readable format for analytical purposes.

As part of our services provided to large businesses, we sell (a) computer and network equipment to end users across various industries, and (b) selected safety monitoring equipment to petrochemical companies. After we launched CIS sales, we also introduced our hardware and equipment to our CIS users. Our major business strategy in the market is to connect and source through exclusive relationships with manufacturers so that we can offer competitively priced hardware and equipment. We plan to market large scale hardware integration systems such as router for commercial use, industrial switch, server, large internet firewall etc. in the future. We have established the online support system in the beginning of 2018. The online system further enhances our customer experience, which is complemented by highly trained professionals and attractive physical store environment.

For the year ended December 31, 2025, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware and equipment sales, was 94% of total revenue, and the software sales, was 2% of total revenue; and the second business line, tax services to SMEs, was 4% of total revenue. For the year ended December 31, 2024, HiTek’s two business lines operated three revenue streams. The first business line, services to large businesses, including hardware and equipment sales, was 58% of total revenue, and the software sales, was 28% of total revenue; and the second business line, tax services to SEMs, was 14% of total revenue.

Holding Company Structure

Overview

We are a holding company with no material operations. We conduct substantially all of our business in China through contractual arrangements with Xiamen Hengda HiTek Computer Network Co., Ltd., the VIE, and its subsidiaries. As of December 31, 2025, the VIE entity and its subsidiaries (the “VIEs”) accounted for 46% and 99% of the Company’s total assets and total liabilities, respectively. As of December 31, 2024, the VIEs accounted for 46% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2025 and 2024, $307,191 and $726,512 of cash was denominated in RMB, respectively.

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2025	2024

Total current assets	$19,622,217	$13,362,125
Total non-current assets	$1,788,606	$7,356,012
Total Assets	$21,410,823	$20,718,137
Total Liabilities	$6,954,572	$6,701,376

	Years Ended December 31,
	2025	2024	2023
Revenues	$4,533,844	$2,891,683	$4,335,591
Net (loss) income	$(169,535)	$(91,812)	$1,098,947

	Years Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	$270,634	$277,772	$834,596
Net cash used in investing activities	$(709,565)	$(568,432)	$(675,964)

Disclosure of Contractual Obligations

In March 2026, the Company, Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda”), and Beijing Baihengda Petroleum Technology Co., Ltd (“Beijing Baihengda”) entered into an agreement that Guangxi Beihengda assumed the Company’s loan payable and the corresponding interest payable owed to Beijing Baihengda. In March 2026, Guangxi Beihengda settled the obligations by remitting to the Company the principal of RMB18,500,000 ($2,645,465) and interest of RMB1,665,000 ($238,092). There are no contractual obligations as of the date of this annual report.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiaries and consolidated VIE entity and its subsidiaries.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

			Increase /	Percentage
	2025	2024	(Decrease)	Change
Hardware and equipment sales	$6,114,134	$1,683,155	$4,430,979	263.3%
Tax services	266,913	398,048	(131,135)	(32.9)%
Software sales	155,137	823,747	(668,610)	(81.2)%
Total revenues	$6,536,184	$2,904,950	$3,631,234	125.0%

We have the following three revenue streams – hardware and equipment sales, software sales, and tax services. Our total revenues for the year ended December 31, 2025 were $6,536,184, reflecting an increase of $3,631,234 or 125.0% from $2,904,950 for the year ended December 31, 2024. The increase was due primarily to the increase in sale of selected safety monitoring equipment to petrochemical companies.

The increase in hardware and equipment sales was due mainly to the increase of $4.9 million in sale of selected safety monitoring equipment to petrochemical companies in 2025, offset by the decrease of hardware sales to large customers. The expansion of hardware and equipment sales may be limited to our large customers’ procurement. If these large customers continue to reduce their procurement and economic environment remains sluggish, we expect the hardware sales will decrease in future periods.

The decrease in tax services revenue was due mainly to the free use of electronic invoices provided by the tax bureau, which has negatively impacted demand for our fee-based tax services. We are actively promoting our tax services to expand our customer base, and we believe this may create opportunities for future growth in revenue from tax services. However, these potential growth opportunities are subject to uncertainties, including customer adoption rates and competitive market conditions, and there can be no assurance that we will achieve any growth in tax services in the future.

The decrease in software sales was due mainly to our large customers reduced their procurement even though two new customers were acquired in 2025. As the updated software can satisfy market demand and the Company is negotiating more sales contracts with new customers, we expect it will increase in the future.

Cost of Revenues and Gross Margin

			Increase /	Percentage
	2025	2024	(Decrease)	Change
Total revenues	$6,536,184	$2,904,950	$3,631,234	125.0%
Cost of revenues	5,845,713	1,899,065	3,946,648	207.8%
Gross profit	$690,471	$1,005,885	$(315,414)	(31.4)%
Gross Margin %	10.6%	34.6%	(24.0)%

Cost of revenues is comprised of (i) the direct cost of hardware and equipment purchased from third parties; (ii) logistics-related costs, which include product packaging and freight-in charges; and (iii) salaries and benefits for employees who handle the products and other costs necessary to provide the services to the customers.

Cost of revenues increased to $5,845,713 for the year ended December 31, 2025 from $1,899,065 for 2024, an increase of $3,946,648 or 207.8%. This increase was mainly caused by the increase in hardware and equipment sales.

Gross Profit. Our gross profit decreased to $690,471 for the year ended December 31, 2025 from $1,005,885 for 2024. Our gross margin as a percentage of revenue decreased to 10.6% for the year ended December 31, 2025 from 34.6% for 2024. The decrease in gross margin was mainly due to the unfavorable revenue mix, with less revenues being generated in 2025 from software sales which historically a gross margin in excess of 50%. As revenue generated from software sales decreased, it decreased our overall profit margin. The Company expects to focus on projects with high gross profit, such as software sales and tax services, and at the same time, increase the hardware sales to large customers.

Operating Expenses

			Increase /	Percentage
	2025	2024	(Decrease)	Change
Selling expenses	$4,478	$1,716	$2,762	161.0%
General and administrative expenses	2,477,412	2,751,313	(273,901)	(10.0)%
Operating expenses	$2,481,890	$2,753,029	$(271,139)	(9.8)%

Selling Expenses. Selling expenses consists of advertising and marketing expenses for promotion of our products. Selling expenses increased by 161.0% or $2,762 to $4,478 for the year ended December 31, 2025 from $1,716 in 2024. The increase in selling expense was mainly attributable to the increase in one-off program marketing and promotion expense. We plan to continue to conduct marketing activities to attract new purchases from new and existing customers.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and welfare for our general administrative and management staff, facilities costs, depreciation expenses, professional fees, accounting fees, directors and officers’ liability insurance, and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 10.0% or $273,901 to $2,477,412 for the year ended December 31, 2025 from $2,751,313 in 2024. The decrease was mainly due to (1) the decrease of equity transaction fees of $123,374, as we did not conduct any private placement or other equity financing activities in 2025, as compared to one private placement completed in 2024; and (2) the decrease of $138,972 in donation to an education facility. The Company expects to reduce its general and administrative expenses in the future for cost-effectiveness consideration.

Net Income (Loss)

			Increase /	Percentage
	2025	2024	(Decrease)	Change
Operating loss	$(1,791,419)	$(1,747,144)	$(44,275)	2.5%
Total other income, net	1,920,126	890,201	1,029,925	115.7%
Income (loss) before income taxes	128,707	(856,943)	985,650	(115.0)%
Income tax benefit (expense)	51,435	(39,747)	91,182	(229.4)%
Net income (loss)	$180,142	$(896,690)	$1,076,832	(120.1)%

Operating loss. Operating loss was $1,791,419 for the year ended December 31, 2025, compared to $1,747,144 for 2024. The decrease in operating loss in 2025 was primarily due to the decrease in general and administrative expenses.

Other income, net. Other income, net primarily includes net investment income (loss), interest income and expenses, and loss from deregistration of a subsidiary. Other income, net was $1,920,126 and $890,201 for years ended December 31, 2025 and 2024, respectively. The increase was primarily due to the increase in net investment income of approximately $1.0 million in 2025.

Income tax benefit (expense). Income tax benefit was $51,435 for the year ended December 31, 2025, as compared to income tax expense of $39,747 for 2024. The income tax benefit in 2025 was due primarily to the utilization of prior-year net operating losses (“NOLs”) to offset current-year taxable income.

Net income (loss). As a result of the factors described above, net income was $180,142 for the year ended December 31, 2025, an increase of $1,076,832 from net loss of $896,690 for 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

			Increase /	Percentage
	2024	2023	(Decrease)	Change
Hardware	$1,683,155	$2,428,592	$(745,437)	(30.7)%
Tax devices and service	398,048	1,376,323	(978,275)	(71.1)%
Software	823,747	758,816	64,931	8.6%
Total revenues	$2,904,950	$4,563,731	$(1,658,781)	(36.3)%

We have the following three revenue streams – hardware sales, software sales, and tax devices and services sales. Our total revenues for the year ended December 31, 2024 were $2,904,950, reflecting a decrease of $1,658,781 or 36.3% from $4,563,731 for the year ended December 31, 2023. The decrease was due primarily to the decrease in hardware sales to large customers and decrease in tax devices and services sales, partially offset by an increase in software sales. The decrease in hardware sales was due mainly to the decrease in sales to large customers, for these large customers reduced their procurement and the decrease in our customers’ demands affected by the sluggish economic environment. If these large customers continue to reduce their procurement and economic environment keep sluggish, we expect the hardware sales will continue to decrease. Software sales consist of software sales and services. The increase in software sales was due mainly to launch of updated software since March 2024. And we expect it will keep increase in the future. The decrease in tax devices and service sales was due mainly to Xiamen tax authorities implemented the use of electronic invoices system to replace the traditional tax control system since November 30, 2022, and the electronic invoices system was formally implemented nationwide on December 1, 2024. We expect our tax devices and service sales will continue to be negatively affected in the future. The Company expects to increase orders for software sales due to the launch of updated software and is in the process of developing a new invoice system that will be more suitable for enterprises than the free electronic invoice platform currently provided by the tax authorities.

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

Liquidity and Capital Resources

Our principal sources of liquidity come from cash generated from financing activities, equity financing and loans. As of December 31, 2025 and 2024, we had cash of $3,611,999 and $7,236,798, respectively.

Working Capital. Working capital as of December 31, 2025 was $35,837,759 compared to $31,572,809 as of December 31, 2024.

The increase in working capital was primarily driven by the $8.2 million fund inflow from the 2024 equity financing transaction, which provided the core liquidity to support the growth in our working capital. Besides, the increase in working capital was mainly due to an increase in the current portion of other receivable of $6,846,247 resulting from principal and realized gain from short-term investments that have not yet been remitted to the Company, loans receivable of $6,020,220, and accounts receivable, net of $4,022,228, which was offset by a decrease in short-term investments of $4,888,372, and prepaid expenses and other current assets of $1,014,585 due to refund of a failed acquisition deposit. Current liabilities were $4,954,667 as of December 31, 2025, compared to $2,613,369 as of December 31, 2024. This increase in liabilities was attributable mainly to an increase in loan payable of $2,165,967.

In March, 2026, gross proceeds of $810,548 were received from an At-the-Market Offering (“ATM”) that resulted in the issuance of 5,862,011 shares of Class A ordinary shares. We believe our current cash and anticipated cash flow from operations and financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Capital Resources and Capital Needs. To date, we have financed our operations primarily through cash flows from financing activities. With the current market, our management believes it is necessary to enhance collection of outstanding accounts and other receivables, and be cautious on operational decisions and project selection. Our management believes our current operations can satisfy our daily working capital needs. We expect to incur additional capital expenditures for research and development of software, recruiting additional employees, and enhancing our information technology system. We intend to fund these planned expenditures with our operating cash flow and our cash balance, as well as net proceeds received from our initial public offering in April 2023, private placement in July 2024 and ATM in March 2026.

Off-Balance Sheet Arrangements.

As of December 31, 2025, we did not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we did not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity as of the end of fiscal year 2025. Moreover, we did not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development (“R&D”) services with us as of December 31, 2025.

Cash Flows Analysis

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

(a)  Operating Activities

Net cash used in operating activities was $1,535,849 for the year ended December 31, 2025. This was an increase of $847,311 compared to net cash used in operating activities of $688,538 in 2024. The net cash used in operating activities for the year ended December 31, 2025 was primarily attributable to:

(1)	net income of $180,142; depreciation and amortization of $294,191, accrued interest income from loans, net of $134,261, net investment gain of $998,244, provision for credit losses of receivables and advances to suppliers of $344,715;

(2)	a decrease of $1,626,456 in short-term investments in trading securities;

(3)	an increase of $2,982,936 in accounts receivable due to the increase in sales in 2025;

(4)	an increase of $271,328 in advances to suppliers due to the increase in marketing services;

(5)	a decrease of $295,234 in prepaid expenses and other current assets due to collection of interests from loans receivable;

(b)  Investing Activities

Net cash used in investing activities was $2,109,565 for the year ended December 31, 2025. This was a decrease of $7,451,231 when compared to net cash used in investing activities of $9,560,796 in 2024. The net cash used in investing activities for the year ended December 31, 2025 was primarily attributable to (1) $3,918,261 in loans to third parties; (2) $3,208,696 in repayment from third-party loans; (3) $11,600,000 in purchases of held-to-maturity investments; (4) $9,200,000 in redemption of held-to-maturity Investments; and (6) $1,000,000 in refund of deposit for failed acquisition.

Net cash used in investing activities was $9,560,796 for the year ended December 31, 2024. The net cash used in investing activities was primarily attributable to (1) $290,488 in advance payment for software development; (2) $2,899,088 in loans to third parties; (3) $5,338,780 in repayment from third-party loans; (4) $18,200,000 in purchases of held-to-maturity investments; (5) $7,500,000 in redemption of held-to-maturity Investments; and (6) $1,010,000 in deposit for acquisition.

(c)  Financing Activities

There was no financing activities during the year ended December 31, 2025. The net cash provided by financing activities for the year ended December 31, 2024 was $8.2 million attributable to a private placement.

Net cash provided by financing activities was $8,200,000 for the year ended December 31, 2024. It was attributable to a private placement.

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

Research and Development, Patents and Licenses, etc.

We have a dedicated team of three highly skilled full-time in-house IT specialists, who are responsible for monitoring the direction of outsourced R&D projects. CIS is the only software product we are currently marketing and generating software revenue.

Trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any material recent trends in production, sales and inventory, the state of the order book and costs and selling prices since our last fiscal year. We are also unaware of any known trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

Impact of Recently Issued Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included elsewhere in this annual report.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our consolidated financial statements. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Our most critical accounting estimate is related to evaluation of our expected credit losses.

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: We assess collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for credit losses is based on assumptions regarding the expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $470,419 and $366,736 of expected credit losses of receivables for the years ended December 31, 2025 and 2024, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position(s)
Shenping Yin	56	Chairman of the Board
Xiaoyang Huang	57	Chief Executive Officer and Director
Tianyu Xia	36	Chief Financial Officer
Bo Shi	52	Chief Technology Officer
Weijun Wang	54	Independent Director
Shuiqing Huang	61	Independent Director
Zizhao Zhang	68	Independent Director

Below is a summary of the business experience of each of our executive officers and directors:

Shenping Yin

Mr. Shenping Yin has been our Chairman since our inception. Mr. Yin has been the Chief Executive Officer and a director of Recon Technology, Ltd. (Nasdaq: RCON) since 2007. In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in China, and has been the Chief Executive Officer since that time. Mr. Yin has founded and operated a number of companies engaged in the IT industry including: Xiamen Hengda Haitian Computer Network Co., Ltd. (1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997), Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jiangsu Huasheng Information Technology Co., Ltd. (2000). Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in Information Systems.

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

Weijun Wang

Mr. Weijun Wang has served as the vice general manager of Shanghai UDH Technologies Co., Ltd since May 2022. He worked for GOLDTECH Group Company for more than eight years, including working as a technical engineer, the director of the Nanchang and Wuhan office, and the vice general manager of the Fuzhou branch from May 1994 to July 2002. From August 2002 to August 2003, he served as the manager of the marketing and sales department of Shanghai ShiWei Network System Engineering Co., Ltd. From September 2003 to October 2007, he served as the account manager of Cisco Systems (China) Research& Development Co Ltd., Shanghai branch. From November 2007 to April 2009, he served as the development business manager of Shanghai Kingsway Co., Ltd. From May 2009 to July 2016, he served as the account manager of Cisco Systems (China) Research & Development Co Ltd., Shanghai and Fuzhou branch. From August 2016 to April 2022, he served as the manager of different departments of Cisco China Company, Limited. Mr. Wang holds a bachelor’s degree in Agriculture Information at Nanjing Agricultural University.

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

Zizhao Zhang

Mr. Zizhao Zhang has served as the Chairman of Beijing Wanxin Shuntong Shangmao Co., Ltd. since 2020. From 1990 to 2010, he served as the Representative of Beijing Metropolitan Area for China Weilai Baoxian Jingji Co., Ltd. From 2010 to 2020, he served as the Chairman of Beijing Kaimeng Jiuli Kemao Co., Ltd. Mr. Zhang received his bachelor’s degree in finance in 1982 from Beijing Capital University of Economics and Business.

B. Compensation

Executive Compensation

The following table shows compensation earned by our executive officers in the years ended December 31, 2025 and 2024:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Xiaoyang Huang,	2025	170,020	55,148	-	-	-	-	-	225,168
Chief Executive Officer	2024	168,358	50,000	-	-	-	-	-	218,358

Bo Shi,	2025	33,779	5,148	-	-	-	-	-	31,851
Chief Technology Officer	2024	26,701	-	-	-	-	-	-	26,701

Tianyu Xia,	2025	80,000	30,000	-	-	-	-	-	110,000
Chief Financial Officer	2024	80,000	20,000	-	-	-	-	-	100,000

Grants of Plan Based Awards

None.

Employment Agreements

We entered into employment agreements with our CEO, Xiaoyang Huang, and our CTO, Bo Shi on July 1, 2018, respectively, and with our CFO, Tianyu Xia, on September 2, 2018. Each of our executive officers is employed for a specified time period, which will be renewed upon both parties’ agreement thirty days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Weijun Wang, Mr. Shuiqing Huang and Mr. Lawrence Venick upon the effectiveness of their appointments. Mr. Venick is the chairperson of our nominating and corporate governance committee. Mr. Wang, Mr. Huang and Mr. Venick satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

●	reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our Board to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

We had 24, 30, and 48 employees as of December 31, 2025, 2024, and 2023, respectively. The following table sets forth the numbers of our employees categorized by functions as of December 31, 2025:

Function:
Management Department (HiTek)	7
Financial Department (HiTek)	6
Technical Service Department (HiTek)	2
Sales Training Department (HiTek)	4
Hotline Service Department (HiTek)	1
Research and Development Department (HiTek)	3
Operation and Maintenance Department (HiTek)	1
Total	24

As of December 31, 2025, our employees were located in Xiamen, Fujian province, China.

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

E. Share ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of April 23, 2026 for:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares or Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 1,469,421 Class A Ordinary Shares outstanding and 8,192,000 Class B Ordinary Shares outstanding as of April 23, 2026.

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

	Class A Number	Class B Number		Percent of Class A	Percentage of Class B	Percent of Total Voting Power*
Directors And Executive Officers:
Shenping Yin	—	8,192,000	(1)(2)	—	100%	98.82%
Xiaoyang Huang	—	8,192,000	(1)(2)	—	100%	98.82%
Tianyu Xia	—	—		—	—	—
Bo Shi	—	—		—	—	—
Weijun Wang	—	—		—	—	—
Shuiqing Huang	—	—		—	—	—
Zizhao Zhang	—	—		—	—	—
Directors and Executive Officers as a group (7 individuals):	—	8,192,000		—	100%	98.82%

5% Shareholders:
Fortune Enterprise Holdings Limited	—	8,192,000	(1)(2)	—	100%	98.82%

*	Holders of Class A Ordinary Shares are entitled to one vote per one Class A Ordinary Share. Holders of Class B Ordinary Shares are entitled to 15 votes per one Class B Ordinary Share.

(1)	These Class B Ordinary Shares are deemed as beneficially owned by Shenping Yin and Xiaoyang Huang as they are husband and wife.

(2)	These Class B Ordinary Shares are held by Fortune Enterprise Holdings Limited, a British Virgin Islands (“BVI”) company. Since Mr. Shenping Yin and Ms. Xiaoyang Huang are the shareholders and directors of Fortune Enterprise Holdings Limited, they are deemed as the beneficial owners of these securities.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7. Major Shareholders and Related Party Transaction

A. Major shareholder

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and Note 13 – Related Party Transactions in our financial statements under “Item 18. Financial Statements.”

B. Related Party Transactions.

Please refer to Note 13—Related Party Transactions in our financial statements under Item 18. Financial Statements.

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

Employment Agreements

See “Item 6.B—Compensation—Employment Agreements.”

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. “Financial Statements.”

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

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete.

As of the date of this annual report, our authorized share capital consists of $316,000 divided into (i) 60,000,000 Class A Ordinary Shares, 150,000,000 Class B Ordinary Shares, and 10,000,000 preference shares.

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preference shares of our company one or more classes or series of preference shares, comprising such number of preference shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. As of April 23, 2026, there are 1,469,421 Class A Ordinary Shares and 8,192,000 Class B Ordinary Shares issued and outstanding. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A Ordinary Shares and Class B Ordinary Shares.

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

C. Material Contracts

On October 8, 2025, we entered into a sales agreement with AC Sunshine Securities LLC, as sales agent, pursuant to which we could offer and sell, from time to time, our Class A Ordinary Shares having an aggregate offering price of up to $30.0 million under an at-the-market offering program. On November 21, 2025, we entered into Amendment No. 1 to such sales agreement, which increased the aggregate offering amount to up to $100 million, reduced the sales agent commission from 3.5% to 3.0% of the gross proceeds from each sale, and added a six-month term, unless earlier terminated or extended in accordance with its terms. On December 15, 2025, we and AC Sunshine Securities LLC mutually agreed to terminate the amended sales agreement, effective immediately. No shares were sold pursuant to such arrangement.

Thereafter, on December 19, 2025, we entered into a new sales agreement with Aegis Capital Corp., as sales agent, pursuant to which we could offer and sell, from time to time, our Class A Ordinary Shares having an aggregate offering price of up to $100 million under an at-the-market offering program. On January 15, 2026, we and Aegis Capital Corp. mutually agreed to terminate such sales agreement, effective as of January 18, 2026. No shares were sold pursuant to that arrangement.

Subsequently, on March 12, 2026, we entered into an at-the-market offering agreement with Maxim Group LLC as sales agent. As of the date of this annual report, we have sold 5,852,011 Class A Ordinary Shares through Maxim Group LLC under the at-the-market offering agreement. On March 26, 2026, Maxim Group LLC terminated the at-the-market offering agreement with immediate effect. Prior to such termination, we have sold an aggregate of 5,852,011 Class A Ordinary Shares pursuant to the at-the-market offering agreement through Maxim Group LLC.

On March 27, 2026, we entered into a securities purchase agreement (the “March 2026 Purchase Agreement”) with that certain purchaser (the “March 2026 Purchaser”) for the purchase and sale of 1,500,000 of our Class A Ordinary Shares and pre-funded warrants to purchase up to 98,500,000 Class A Ordinary Shares (the “Pre-Funded Warrants” and, together with the Class A Ordinary Shares, the “March 2026 Securities”) in a registered direct offering. The Class A Ordinary Shares were sold at a purchase price of $0.03 per share, and the Pre-Funded Warrants were sold at a purchase price of $0.0299 per warrant, which equals the purchase price per Class A Ordinary Share minus the $0.0001 per share exercise price of each Pre-Funded Warrant, for an initial aggregate subscription amount of $3,000,000, before deducting placement agent fees and expenses. In addition, pursuant to Section 2.4 of the March 2026 Purchase Agreement, the March 2026 Purchaser has the right to purchase, in one or more additional closings, additional Class A Ordinary Shares and/or Pre-Funded Warrants in an aggregate amount of up to 200% of the aggregate subscription amount purchased in the initial sale.

Pursuant to a placement agency agreement (the “March 2026 Placement Agency Agreement”), dated as of March 27, 2026, between us and Univest Securities, LLC (the “March 2026 Placement Agent”), we engaged the March 2026 Placement Agent to act as our placement agent in connection with this offering on a reasonable best efforts basis. Pursuant to the March 2026 Placement Agency Agreement, we agreed to pay the March 2026 Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in this offering and a non-accountable expense allowance equal to one percent (1.0%) of the aggregate gross proceeds raised in this offering. In addition, we paid the March 2026 Placement Agent $100,000 for accountable expenses. Pursuant to the March 2026 Placement Agency Agreement, we granted the March 2026 Placement Agent a right of first refusal for a period of eighteen (18) months following March 27, 2026 to act as sole book-running manager, sole underwriter, sole placement agent, sole sales agent or sole financial advisor, as applicable, in connection with certain of our future public and private offerings and other financings, subject to the terms and conditions set forth therein. This offering closed on March 31, 2026.

The March 2026 Securities were offered and issued pursuant to a prospectus supplement dated March 27, 2026, filed pursuant to the prospectus included in our registration statement on Form F-3 (Registration No. 333-279459), which we filed with the SEC on May 16, 2024 and which was declared effective on May 29, 2024. The offering of the March 2026 Securities was previously disclosed in a report on Form 6-K filed with the SEC on April 1, 2026. Such report on Form 6-K shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3 (File No. 333-279459) of the Company; and (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company; and (iii) each prospectus or prospectus supplement outstanding under such registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, as amended, or the Securities Exchange Act of 1934, as amended.

Besides the material contracts discussed in this Item 10.C., we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

If the Company was to be a non-resident for PRC tax purpose, dividends paid to it out of profits earned by PRC subsidiaries would be subject to 10% withholding tax. In addition, under the current tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficiary owner, the applicable withholding tax rate may be reduced to 5%, if the investor holds at least 25% in the FIE; or 10%, if the investor holds less than 25% in the FIE. However, if the PRC tax authorities determine that the Company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty.

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

For the year ended December 31, 2025, we have not declared any dividends on our Class A Ordinary Shares or Class B Ordinary Shares. To the extent the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on the World Wide Web at http://www.xmhitek.com/. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the USD, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the USD and the RMB. If the RMB depreciates against the USD, the value of our RMB revenues, earnings and assets as expressed in our USD financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. The appreciation of the RMB against the USD in 2025 decreased our comprehensive loss by $554,964 based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of December 31, 2025. As of December 31, 2025, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

On November 24, 2025, our shareholders authorized our board of directors to implement one or more consolidations of our Class A Ordinary Shares, with the specific ratio or ratios and timing to be determined by the board within the parameters approved by the shareholders. On March 25, 2026, the board approved a consolidation of the Class A Ordinary Shares (the “March 2026 Reverse Split”) at a ratio of 1-for-50, which became effective on April 6, 2026. Pursuant to the board resolutions, at the effective time of the March 2026 Reverse Split, each 50 issued and unissued Class A Ordinary Share of par value US$0.0001 was consolidated into one Class A Ordinary Share of par value US$0.005 each. Following the March 2026 Reverse Split, the par value of each Class A Ordinary Share was changed from $0.0001 to $0.005. No fractional shares were issued in connection with the March 2026 Reverse Split. Any fractional share resulting from the March 2026 Reverse Split was rounded up to the next whole share at the participant level. Our Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “HKIT” and began trading on a split-adjusted basis when the market opened on April 6, 2026. The new CUSIP number for the Class A Ordinary Shares following the March 2026 Reverse Split was G45139113.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our ICFR based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our ICFR was not effective as of December 31, 2025 due to the following material weaknesses:

●	We have a small accounting team and it does not have sufficient knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues;

●	We do not have sufficient systems and procedures in place to ensure effective supervision and monitoring of our annual financial statements preparation process;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 1305, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP for the years ended December 31, 2025, 2024 and 2023. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Fiscal Year Ended December 31,
	2025	2024	2023
Audit fees(1)	$190,000	$190,000	$180,000
Audit-Related fees(2)	50,000	50,000	50,000
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
Total	$240,000	$240,000	$230,000

(1)	“Audit fees” means the fees billed or to be billed for each of the years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the fees billed or to be billed for each of the years for assurance and related services by our principal accountant that are reasonably related to the performance of the review of our interim unaudited consolidated financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” are the fees billed or to be billed in each of the years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” are the fees billed or to be billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our Board is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our Board prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

None

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our Board has insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our Board has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Following the effectiveness, on March 18, 2026, of Section 16(a) of the Securities Exchange Act of 1934, as amended by the Holding Foreign Insiders Accountable Act, with respect to directors and officers of foreign private issuers, the initial statements of beneficial ownership on Form 3 required to be filed by the Company’s directors and officers were not timely filed.

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

The Company’s Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended December 31, 2025, 2024 and 2023 of Hitek Global Inc.

INDEX TO FINANCIAL STATEMENTS

HITEK GLOBAL INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hitek Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hitek Global Inc. and Subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

April 24, 2026

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,611,999	$7,236,798
Short-term investments	18,044,168	22,932,540
Accounts receivable, net	5,407,989	1,385,761
Advances to suppliers, net	290,680	11,315
Inventories, net	79,411	154,471
Loans receivable	6,020,220	958,996
Other receivable	6,846,247	-
Prepaid expenses and other current assets	491,712	1,506,297
Total current assets	40,792,426	34,186,178

Non-current assets
Non-current accounts receivable, net	1,027,421	2,227,089
Non-current loans receivable	285,996	4,383,982
Property, equipment and software, net	475,189	744,941
Total non-current assets	1,788,606	7,356,012
Total Assets	$42,581,032	$41,542,190

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$292,065	$255,950
Advance from customers	-	11,034
Loan payable – related party	2,645,465	479,498
Deferred revenue	73,059	55,720
Taxes payable	1,795,736	1,680,476
Accrued expenses and other current liabilities	148,342	130,691
Total current liabilities	4,954,667	2,613,369

Non-current Liabilities
Loan payable – related party	-	2,054,992
Deferred income tax liabilities, net	1,616,053	1,598,909
Total non-current liabilities	1,616,053	3,653,901
Total Liabilities	6,570,720	6,267,270

Commitments and Contingencies	-	-

Shareholders’ Equity
Class A Ordinary Shares, US$0.005 par value; 60,000,000 shares authorized, 422,147 shares issued and outstanding as of December 31, 2025; 8,636,160 shares authorized, 422,147 shares issued and outstanding as of December 31, 2024.*	2,111	2,111
Class B Ordinary Shares, US$0.0001 par value; 150,000,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2025; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2024.	819	819
Additional paid-in capital	24,920,060	24,920,060
Statutory reserve	836,215	836,215
Retained earnings	10,671,200	10,491,058
Accumulated other comprehensive loss	(420,093)	(975,343)
Total Shareholders’ Equity	36,010,312	35,274,920

Total Liabilities and Shareholders’ Equity	$42,581,032	$41,542,190

*	The shares data are presented on a retroactive basis to reflect the 50 to 1 reverse share split (Note 14 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2025	2024	2023
Revenues	$6,536,184	$2,904,950	$4,563,731
Cost of revenues	(5,845,713)	(1,899,065)	(2,642,491)
Gross profit	690,471	1,005,885	1,921,240

Operating expenses:
General and administrative	2,477,412	2,751,313	1,819,531
Selling	4,478	1,716	648
Total operating expenses	2,481,890	2,753,029	1,820,179

Operating (loss) income	(1,791,419)	(1,747,144)	101,061

Other income (expense)
Government subsidies	-	-	569,928
Net investment gain	1,382,934	336,241	330,552
Interest income	843,346	921,228	911,875
Interest expense	(308,870)	(313,937)	(313,861)
Deregistration cost	-	(104,127)	-
Other income (expense), net	2,716	50,796	(5,029)
Total other income, net	1,920,126	890,201	1,493,465

Income (loss) before income taxes	128,707	(856,943)	1,594,526
Income tax (benefit) expense	(51,435)	39,747	546,885

Net income (loss)	$180,142	$(896,690)	$1,047,641
Comprehensive (loss) income
Net income (loss)	$180,142	$(896,690)	$1,047,641
Foreign currency translation gain (loss)	555,250	(365,976)	(330,116)

Comprehensive income (loss)	$735,392	$(1,262,666)	$717,525
Earnings (loss) per ordinary share
– Basic and diluted*	$0.02	$(0.11)	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted*	8,614,147	8,440,232	8,293,309

*	The shares data are presented on a retroactive basis to reflect the 50 to 1 reverse share split applies to Class A ordinary shares (Note 14 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2025, 2024 and 2023

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional			Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive loss	Shareholders’ Equity
Balance as of December 31, 2022	8,247,913	$1,099	-	$-	-	$-	$2,628,356	$836,215	$10,340,107	$(279,251)	$13,526,526
Shares issued	68,094	340	-	-	-	-	14,093,195	-	-	-	14,093,535
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(330,116)	(330,116)
Net income	-	-	-	-	-	-	-	-	1,047,641	-	1,047,641
Balance as of December 31, 2023	8,316,007	$1,439	-	$-	-	$-	$16,721,551	$836,215	$11,387,748	$(609,367)	$28,337,586
Shares re-designated and re-classified	(8,316,007)	(1,439)	124,007	620	8,192,000	819	-	-	-	-	-
Issuance of common stock and warrants in private placement	-	-	298,140	1,491	-	-	8,198,509	-	-	-	8,200,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(365,976)	(365,976)
Net loss	-	-	-	-	-	-	-	-	(896,690)	-	(896,690)
Balance as of December 31, 2024	-	$-	422,147	$2,111	8,192,000	$819	$24,920,060	$836,215	$10,491,058	$(975,343)	$35,274,920
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	555,250	555,250
Net income	-	-	-	-	-	-	-	-	180,142	-	180,142
Balance as of December 31, 2025	-	$-	422,147	$2,111	8,192,000	$819	$24,920,060	$836,215	$10,671,200	$(420,093)	$36,010,312

*	The shares data are presented on a retroactive basis to reflect the 50 to 1 reverse share split applies to Class A ordinary shares (Note 14 and 20).

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$180,142	$(896,690)	$1,047,641
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	294,191	259,554	50,662
Amortization of right-of-use assets	-	-	3,167
Loss on disposal of property, plant and equipment	-	-	1,413
Accrued interest income from loans, net	(134,261)	(225,665)	(102,418)
Net investment gain	(998,244)	(58,130)	(208,626)
Provision for (reversal of) expected credit losses of receivables and advances to suppliers	344,715	366,736	(2,325)
Provision for obsolete inventories	485	-	5,559
Deferred income tax	(51,435)	39,747	339,332
Changes in operating assets and liabilities:
Short-term investments – trading securities	1,626,456	(2,612,671)	(1,696,545)
Accounts receivable	(2,982,936)	2,990,258	567,480
Accounts receivable – related party	-	-	390,197
Advances to suppliers	(271,328)	(8,175)	472,219
Deferred offering cost	-	-	(130,134)
Inventories	79,126	59,802	194,872
Prepaid expenses and other current assets	295,234	65,672	(13,028)
Accounts payable	26,557	(265,203)	(146,642)
Advance from customers	(11,205)	6,640	4,632
Deferred revenue	14,497	(9,389)	(787,062)
Taxes payable	40,552	(281,961)	291,578
Operating lease liabilities	-	-	(3,167)
Due to related parties	-	-	(584)
Accrued expenses and other current liabilities	11,605	(119,063)	(340,133)
Net cash used in operating activities	(1,535,849)	(688,538)	(61,912)

Cash flows from investing activities
Advance payment for software development	-	(290,488)	(339,309)
Loans to third parties	(3,918,261)	(2,899,088)	(11,260,542)
Repayment from third-party loans	3,208,696	5,338,780	8,830,933
Prepayment for office renovation	-	-	(150,156)
Purchases of property and equipment	-	-	(186,499)
Purchases of held-to-maturity investments	(11,600,000)	(18,200,000)	(11,000,000)
Redemption of held-to-maturity investments	9,200,000	7,500,000	7,159,018
Refund of (payment for) deposit for acquisition	1,000,000	(1,010,000)	-
Net cash used in investing activities	(2,109,565)	(9,560,796)	(6,946,555)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	8,200,000	15,142,902
Net cash provided by financing activities	-	8,200,000	15,142,902

Effect of exchange rate changes on cash	20,615	(25,405)	(26,058)
Net (decrease) increase in cash	(3,624,799)	(2,074,739)	8,108,377
Cash and cash equivalents at beginning of the year	7,236,798	9,311,537	1,203,160
Cash and cash equivalents at end of the year	$3,611,999	$7,236,798	$9,311,537

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$-	$79,138	$36,504
Cash paid for interest	$-	$51,420	$287,706

Non-cash transactions:
Deferred offering cost	$-	$-	$1,049,367
Recognition of other receivable upon termination of investment agreement related to short-term investments	$6,846,247	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

HITEK GLOBAL INC. AND SUBSIDIARIES

Notes to CONSOLIDATED Financial Statements

December 31, 2025, 2024 and 2023

NOTE 1 – NATURE OF OPERATIONS

Hitek Global Inc. (“HiTek Global”) was incorporated under the laws of the Cayman Islands on November 3, 2017 in anticipation of an initial public offering (“IPO”) that was completed in 2023. HiTek Global, through its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries (collectively, the “Company”) generates revenues from the sale of hardware and equipment sales, sale of software, and delivery of tax services to customers in the People’s Republic of China (the “PRC”).

On November 20, 2017, HiTek Global formed its wholly-owned subsidiary, HiTek Hong Kong Limited (“HiTek HK”) in Hong Kong. On March 15, 2018, HiTek HK formed its wholly-owned subsidiary, Tian Dahai (Xiamen) Information Technology Co. Ltd. (“WFOE”) in PRC.

Xiamen Hengda HiTek Computer Network Co., Ltd. (“HiTek”), was established in January 1996 in Xiamen, Fujian Province, PRC pursuant to PRC laws by Shenping Yin, Xiaoyang Huang (the spouse of Shenping Yin) and four other shareholders, who held 36.78%, 56.29% and 6.93% of its equity interests, respectively. HiTek Global entered into a series of contractual arrangements with HiTek which were effective in March 2018, and its equity holders through WFOE to obtain control and became the primary beneficiary of HiTek for accounting purposes.

In September 1999, Xiamen Huasheng HiTek Computer Network Co., Ltd (“Huasheng”), a wholly-owned subsidiary of HiTek was incorporated under the laws of the PRC.

In September 2017, Huoerguosi Hengda Information Technology Co., Ltd (“Huoerguosi”), which was a wholly-owned subsidiary of HiTek was established in XinJiang Province, PRC. In August 2024, Huoerguosi was deregistered as part of the Company’s plan to restructure its operations.

In April 2021, Xiamen Haitian Weilai Technology Co., Ltd. (“Haitian Weilai”), a wholly-owned subsidiary of WFOE was incorporated under the laws of the PRC.

The Company’s corporate structure as of December 31, 2025, is as follows:

As all the above mentioned companies presented were under common control, the series of contractual arrangements between HiTek Global and HiTek in March 2018 constituted a reorganization under common control and was retroactively applied to the consolidated financial statements at their historical amounts. The consolidated financial statements are prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retroactive presentation for all equity related disclosures, including share and per share, which were revised to reflect the effects of the reorganization.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements and related notes of the Company were prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. The reclassification had no effect on the reported results of operations.

Principles of Consolidation

The accompanying consolidated financial statements include financial information related to the Company and its wholly-owned subsidiaries and those variable interest entities (“VIEs”) where the Company is the ultimate primary beneficiary. In preparing the consolidated financial statements, all significant inter-company accounts and transactions were eliminated in consolidation.

The consolidated financial statements were prepared on a historical cost basis, except for financial assets and financial liabilities which were measured at fair value. The determination of functional currency is based on the criteria of Accounting Standard Codifications (“ASC”) as promulgated by the Financial Accounting Standards Board (“FASB”), ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses U.S. dollars (“US$” or “USD”) as its reporting currency.

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

As of December 31, 2025, the VIEs accounted for 46% and 99% of the Company’s total assets and total liabilities, respectively. As of December 31, 2024, the VIEs accounted for 46% and 100% of the Company’s total assets and total liabilities, respectively. As of December 31, 2025 and 2024, $307,191 and $726,512 of cash was denominated in RMB, respectively.

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

Summary information regarding consolidated VIEs and their subsidiaries is as follows.

	As of December 31,
	2025	2024

Total current assets	$19,622,217	$13,362,125
Total non-current assets	$1,788,606	$7,356,012
Total Assets	$21,410,823	$20,718,137
Total Liabilities	$6,954,572	$6,701,376

	Years Ended December 31,
	2025	2024	2023
Revenues	$4,533,844	$2,891,683	$4,335,591
Net (loss) income	$(169,535)	$(91,812)	$1,098,947

	Years Ended December 31,
	2025	2024	2023
Net cash provided by operating activities	$270,633	$277,772	$834,596
Net cash used in investing activities	$(709,565)	$(568,432)	$(675,964)
Net cash provided by financing activities	$-	$-	$-

Use of Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for expected credit losses, inventory obsolescence, deferred taxes, and the useful lives of property and equipment. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Reverse Share Split

On March 25, 2026, the Board approved a reverse split at a ratio of 50-for-1, to be effective on April 6, 2026. Pursuant to the Board resolution, at the effective time of the reverse split, each 50 issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share and any fractional share resulting from the reverse split will be rounded to the nearest whole share at the participant level. As a result of the reverse share split, the par value of each Class A Ordinary Share was changed from $0.0001 to $0.005, and the authorized shares of the Class A Ordinary Shares were adjusted. All shares and per share data presented in the consolidated financial statements and related notes have been retroactively restated to reflect the reverse split (See Note 14).

Fair Values of Financial Instruments

The U.S. GAAP regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

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

ASC 825-10 “Financial Instruments” allows entities to choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

The carrying amounts in the consolidated balance sheets for cash, short-term investment, accounts receivable, advances to suppliers, inventories, loans receivable, prepaid expenses and other current assets, accounts payable, advances from customers, loan payable, deferred revenue, taxes payable, and accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments.

The Company’s investments measured at fair value on a recurring basis consist of trading securities and bank deposits. The valuation for the Level 1 position is based on quoted prices in active markets. For detailed information, please see “NOTE 3 – INVESTMENTS.”

Earnings (Loss) Per Share (“EPS”)

Basic EPS is computed by dividing net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted-average number of ordinary shares and dilutive potential ordinary shares outstanding during the year.

Cash and Cash Equivalents

Cash consists of cash on hand and in banks. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with various financial institutions in the PRC. As of December 31, 2025 and 2024, cash balances held in PRC banks were uninsured. The Company has not experienced any losses in bank accounts during the years ended December 31, 2025, 2024 and 2023.

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

Investments

Short-term investments consist of trading securities and held-to-maturity securities, which include trading stock, mutual funds and wealth management products issued by commercial banks with maturity within one year. Considering some of the Company’s short-term investments are highly liquid in nature, changes in the fair value and related transactions of short-term investments are presented as operating activities in the Company’s consolidated statements of cash flows. Long-term investments include mutual funds and wealth management products with a maturity of over one year. The Company accounts for investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount at acquisition, for all categories of investments in securities is included in consolidated statements of operations. Net realized and unrealized holding gains and losses for investments are included in consolidated statements of operations.

If a security is acquired with the intent of selling it within hours or days, the security is classified as a trading security. The Company classifies investments in trading stock and mutual funds as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

If the Company has positive intent and ability to hold to maturity, the security is classified as a held-to-maturity security. The Company classifies its investment in wealth management products as held-to-maturity securities as the Company intends to hold these investments until maturity. The investment in wealth management products is valued at carrying value, which approximates the amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary, in accordance with ASC 320. Other-than-temporary impairment loss is recognized in earnings equal to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date of the reporting period for which the assessment is made. The Company did not record any impairment charge in the years ended December 31, 2025, 2024 and 2023.

Expected Credit Losses

The Company maintains an allowance for expected credit losses in accordance with ASC 326 and records it as an offset to related asset such as accounts receivable, and the provision for estimated credit losses is expensed. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to Suppliers

Advances to suppliers are amounts prepaid to suppliers for purchases of inventories and outsourced software services. In evaluating the recoverability of such advances, the Company mainly considers the age of the balance and the ability of the suppliers to perform the related obligations.

Inventories

Inventories include computer, network hardware, and selected safety monitoring equipment for sale to petrochemical companies. Inventories are stated at the lower of cost (weighted average basis) or net realizable value. The methods of determining inventory costs are used consistently from year to year. Allowance for inventory obsolescence is provided when the market value of certain inventory items is lower than the cost.

Other Receivable

Other receivable represents the principal and realized gain from short-term investments that have not yet been remitted to the Company subsequent to the termination of the associated investment agreements.

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

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Classification	Estimated useful lives
Furniture and office equipment	2-3 years
Computer equipment	2-3 years
Transportation equipment	5 years
Buildings	20 years
Building improvements	5 years
Software	3 years

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge in the years ended December 31, 2025, 2024 and 2023.

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

The Company generates revenues primarily from three sources: (1) hardware and equipment sales, (2) software sales, and (3) tax services. The Company recognizes revenue when performance obligations under the terms of a contract with its customers are satisfied, which occurs when controls over the goods or services have been transferred to the customer. The Company’s revenue is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory risk and credit risk and has discretion to establish prices. Revenue is recorded net of value-added tax.

The Company elected a practical expedient that it does not adjust the promised amount of consideration for the effects of a significant financing component if the Company expects that, upon the inception of contracts, the period between when the Company transfers its promised services or goods to its customers and when the customers pay for those services or goods will be one year or less.

Hardware and Equipment Sales

Hardware and equipment sales consist primarily of (a) sale of computer and network equipment to end users across various industries, and (b) sale of selected safety monitoring equipment to petrochemical companies. Based on contracts signed with customers, the Company has a single performance obligation and it recognizes revenue when ownership of such hardware and equipment is transferred to the customers.

Software Sales

The Company focuses on perpetual license sales for a self-developed software Communication Interface System (“CIS”). CIS is based on LINUX, which is a general embedded interface system used by petrochemical companies. The system is used to communicate the RCTX-X module, collect the work diagram, the electricity diagram, the pressure temperature and other measures, and can extract the data and import it to the software of the windows platform to display analysis.

Software contracts with customers include sale of perpetual license software, installation of software, operation training service and warranty. The installation and operation training are essential to the functionality of the software which are provided to the clients prior to the acceptance of the software. The Company provides one year warranty which mainly is for telephone supports. The Company concludes the warranty as assurance-type. The Company recognizes revenue from software sales when the software is accepted by the customer.

Tax Services

In 2023, Xiamen Taxation Bureau implemented the use of electronic invoices to replace the traditional tax control system. Enterprises can use a free electronic invoice platform provided by the tax bureau, which has had a significant impact on the Company’s tax service business. In 2024, the Company cooperated with a third party to popularize an electronic tax control platform and upgrade its tax services. Such services primarily include the installation of the electronic tax control platform, operation training, such as training on issuing electronic invoice and complete tax declaration automatically, and after-sales telephone supporting services. While installation and operation training are essential to the functionality of the electronic tax control platform, after-sales telephone supporting services is an assurance-type. The entire tax service is accounted for as a single performance obligation.

Since June 2024, the Company charges an annual service fee from customers who use the electronic tax control platform popularized by the Company. Revenue from tax services is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related service agreement.

Below is a summary of the Company’s revenues by key revenue stream:

	Years Ended December 31,
	2025	2024	2023
Revenues
Hardware and equipment sales	$6,114,134	$1,683,155	$2,428,592
Tax services	266,913	398,048	1,376,323
Software sales	155,137	823,747	758,816
Total revenues	$6,536,184	$2,904,950	$4,563,731

Contract balances

Prepayments from customers prior to the services being performed are recorded as deferred revenue. Deferred revenue consists primarily of annual service fees from customers who use the electronic tax control platform popularized by the Company but the services have not yet been performed. The Company recognizes the tax service amount as revenue on a straight-line basis in accordance with the service period, which typically is less than 12 months. For the years ended 2025, 2024 and 2023, the Company recognized revenue of $55,720, $166,760 and $977,054, respectively, that was included in the deferred revenue balance at the beginning of each year.

Practical expedients and exemptions

The Company generally expenses sales commissions as incurred because the amortization period would have been one year or less.

Cost of Revenues

Cost of revenues is comprised of (i) the direct cost of hardware and equipment purchased from third parties; (ii) logistics-related costs, which include product packaging and freight-in charges; and (iii) salaries and benefits for employees who handle the products and other costs necessary to provide the services to the customers.

Selling Expenses

Selling expenses consists of advertising and marketing expenses for promotion of our products.

General and Administrative Expenses

General and administrative expenses consist primarily of costs of salary and welfare for general administrative and management staff, facilities costs, depreciation and amortization expenses, professional fees, accounting fees, meals and entertainment, utilities, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations. All depreciation and amortization were recorded in general and administrative expenses because fixed assets are mainly for sales and administrative purposes.

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

The exchange rates as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are as follows:

	December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	6.9931	7.2993	7.1875	7.1957	7.0732

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and all changes to the statements of shareholders’ equity, except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income (loss) for 2025, 2024 and 2023 consisted of net income (loss) and unrealized loss from foreign currency translation adjustment.

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

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the management approach model for segment reporting. The Company identifies operating segments as components of the consolidated operations for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term CODM to be its Chief Executive Officer. The Company determined it operates in one operating and reportable segment. The CODM reviews operating income (loss) presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. There are no reconciling items between segment information and consolidated financial information.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated statements of operations and notes thereto.

The measure of segment assets is reported in the balance sheet as total consolidated assets. The Company’s long-lived assets are located in China.

Leases

The Company follows ASC 842 to account for its operating leases and has elected not to record assets and liabilities on its consolidated balance sheets for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term. The Company will evaluate the carrying value of its right-of use (“ROU”) assets if there are indicators of impairment and review the recoverability of the related asset group. From January 1, 2024, the Company has no lease arrangements that qualify for recognition under ASC 842. As a result, no ROU assets or lease liabilities related to ASC 842 are recorded in the consolidated balance sheets as of and for the periods ending after December 31, 2023.

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

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company adopted this ASU on January 1, 2025. The adoption did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026. The Company is still assessing the impact of the disclosure of this standard.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its consolidated financial statements.

NOTE 3 – INVESTMENTS

Investments consist of trading securities and held-to-maturity securities. Trading securities primarily include trading stock, mutual funds and wealth management products issued by commercial banks which are held for the purpose of selling them in the near term. Held-to-maturity securities primarily include wealth management products which the Company has positive intent and ability to hold them to maturity.

Held-to-maturity securities with maturity over one year are recorded in long-term investments. As of December 31, 2025 and 2024, the Company did not have any held-to-maturity securities with maturity longer one year. Below is a summary of the Company’s investments as of December 31, 2025 and 2024.

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Trading securities carried at fair value	$6,944,168	$93,150	$6,851,018	$-
Held-to-maturity securities carried at cost(1)	11,100,000	-	11,100,000	-
Total	$18,044,168	$93,150	$17,951,018	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
		Active	Observable	Unobservable
	December 31,	Markets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Trading securities carried at fair value	$5,355,552	$67,373	$5,288,179	$-
Held-to-maturity securities carried at cost(1)	17,576,988	-	17,576,988	-
Total	$22,932,540	$67,373	$22,865,167	$-

Net investment gain for the years ended December 31, 2025, 2024 and 2023 consists of the following.

	December 31,
	2025	2024	2023
Gain (loss) from sales of short-term investments:
Trading securities	$51,371	$(2,098)	$31,097
Held-to-maturity securities(1)	1,209,226	250,826	195,415
Unrealized gain from short-term investments:
Trading securities	122,337	87,513	49,245
Realized gain from long-term investments:
Held-to-maturity securities	-	-	54,795
Net investment gain	$1,382,934	$336,241	$330,552

(1)	On December 31, 2025, the Company early terminated its investment agreement with two companies that were engaged to manage a total of $6 million in held-to-maturity securities. In accordance with the termination agreements, the counter parties promise to remit to the Company its original investment of $6 million plus the associated investment gain of $846,247, by the end of April 2026. As of December 31, 2025, the Company recorded an Other Receivable for $6,846,247. See NOTE 8 - OTHER RECEIVABLE.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

As of December 31, 2025 and 2024, accounts receivable, net consisted of the following.

	2025	2024

Accounts receivable	$6,920,852	$3,738,493
Less: allowance for expected credit losses	(485,442)	(125,643)
Accounts receivable, net	6,435,410	3,612,850
Less: current portion	5,407,989	1,385,761
Non-current accounts receivable, net	$1,027,421	$2,227,089

The following table shows the movements in the allowance for expected credit losses during the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023

Balance at January 1	$125,643	$160,855	$164,122
Provision for (reversal of) expected credit losses	344,715	(31,199)	1,084
Foreign exchange difference	15,084	(4,013)	(4,351)
Balance at December 31	$485,442	$125,643	$160,855

NOTE 5 – INVENTORIES, NET

As of December 31, 2025 and 2024, inventories consisted of the following.

	2025	2024

Purchased goods	$97,399	$171,227
Less: reserve for obsolete inventories	(17,988)	(16,756)
Total	$79,411	$154,471

The following table shows the movements in the reserve for obsolete inventories during the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023

Balance at January 1	$16,756	$17,234	$12,011
Additions, net of write-off	499	-	5,559
Foreign exchange difference	733	(478)	(336)
Balance at December 31	$17,988	$16,756	$17,234

The Company established a reserve for 100% of its GTDs inventory in light of the introduction of the free electronic invoice platform by the tax bureau. The reserve for GTDs inventory was fully written off in 2025. The allowance as of December 31, 2025 was related mainly to the Company’s network switches and routers.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2025 and 2024, prepaid expenses and current assets consisted of the following.

	2025	2024

Interest receivable (1)	$489,004	$434,288
Deposit (2)	-	1,010,000
Other receivables (3)	2,708	62,009
Total	$491,712	$1,506,297

(1)	Interest receivable primarily consists of interest from loans to third parties.

(2)	On March 11, 2024, the Company and Jia Yuanbin, sole shareholder of Viva Champion Limited (“Viva”), executed a letter of intent for a possible acquisition of the 100% equity interest in Viva that is held by Jia Yuanbin (the “LOI”). In accordance with the LOI, the Company paid a refundable deposit of $1,010,000 on April 15, 2024 to HK Jrui Trade Co Limited (“HK Jrui”) as requested by Jia Yuanbin. In March 2025, both parties agreed to terminate the LOI and the Company received a full refund of the deposit.

(3)	Other receivables primarily consist of reserve funds and social security.

NOTE 7 – LOANS RECEIVABLE

As of December 31, 2025 and 2024, loans receivable consisted of the following.

	2025	2024

Guangxi Beihengda Mining Co., Ltd. (1)	$5,290,930	$5,068,979
Beijing Liansheng Innovation Technology Co., Ltd (2)	285,996	273,999
Guangzhou Ruilide Information System Co., Ltd (3)	443,294	-
Xinjiang New Thai Hua Construction Engineering Co., Ltd (4)	285,996	-
Total loan receivable	6,306,216	5,342,978
Less: current portion	6,020,220	958,996
Non-current loan receivable	$285,996	$4,383,982

(1)	On January 21, 2022, March 28, 2022 and June 14, 2022, the Company made three loans of RMB30,000,000 ($4,289,943), RMB3,000,000 ($428,994) and RMB7,000,000 ($1,000,987) to a third party, which were restricted for its operating activities, carrying interest at 12%. The RMB30,000,000 ($4,289,943) loan was extended to January 21, 2028. The RMB7,000,000 ($1,000,987) loan was extended to June 14, 2028. The RMB3,000,000 ($428,994) loan was repaid in August 2022 with interest of RMB120,000 ($17,160). The change in the carrying value of these outstanding loans from $5,068,979 as of December 31, 2024 to $5,290,930 as of December 31, 2025 was due mainly to currency translation. Pursuant to a mining right pledge agreement dated August 5, 2022 between HiTek, as representative of the Lenders, and the Borrower, these three loans are secured by the Borrower’s coal mining permit issued by Bobai County Natural Resources Bureau, which grants the Borrower a 20-year mining right for certain building granite mine in Daguang Village, Shuiming Town, Bobai County, Guangxi Province, for production of 1.306 million cubic meters per year.

In March 2026, the Company, Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda”), and Beijing Baihengda Petroleum Technology Co., Ltd (“Beijing Baihengda”) entered into an agreement that Guangxi Beihengda assumed the Company’s loan payable and the corresponding interest payable owed to Beijing Baihengda. In March 2026, Guangxi Beihengda settled the obligations by remitting to the Company the principal of RMB18,500,000 ($2,645,465) and interest of RMB1,665,000 ($238,092).

(2)	On January 17, 2024, the Company provided a loan of RMB2,000,000 ($285,996) with 1.0% per month interest to Beijing Liansheng Innovation Technology Co., Ltd for six months, maturing on July 16, 2024 for its operating activities. The maturity date of the loan was first extended in July 2024 to January 16, 2025, then extended in January 2025 to January 16, 2026, and subsequently extended in January 2026 to January 16, 2027.

(3)

On April 29, 2025, the Company provided a loan of RMB3,000,000 ($428,994) with 1.0% per month interest to Guangzhou Ruilide Information System Co., Ltd (“Ruilide”) for two months, maturing on June 28, 2025. The loan was restricted for its operating activities. Ruilide repaid RMB1,000,000 ($142,998) in June 2025, and RMB500,000 ($71,499) in July 2025. The remaining RMB1,500,000 ($214,497) loan was extended to May 31, 2026.

On August 26, 2025, the Company provided a loan of RMB1,600,000 ($228,797) with 1.0% per month interest to Ruilide, maturing on May 31, 2026. The loan was restricted for its operating activities.

On April 2, 2026, RMB3,100,000 ($443,294) was paid to the Company.

(4)	On August 5, 2025, the Company provided a loan of RMB2,000,000 ($285,996) with 1.0% per month interest to Xinjiang New Thai Hua Construction Engineering Co., Ltd for six months, maturing on February 4, 2026. The maturity date of the loan was extended to July 27, 2026.

Interest income for the loans for the years ended December 31, 2025, 2024 and 2023 was $659,221, $880,044 and $909,362, respectively.

NOTE 8 - OTHER RECEIVABLE

On April 25, 2023, the Company entered into an investment agreement with a third party, pursuant to which the principal amount was $1,000,000 with an original maturity of two years. In March 2025, the Company elected to extend the term of the investment for an additional one-year term, with a new maturity date of April 24, 2026.

On June 3, 2024, the Company entered into an investment agreement with another third party, pursuant to which the principal amount was $5,000,000 with an original maturity of one year. Upon the initial maturity in June 2025, the Company elected to extend the term of the investment for an additional one-year term, with a new maturity date of June 2, 2026.

On December 31, 2025, the Company terminated the above-mentioned investment agreements prior to their maturity dates. As a result, for reporting purposes, $6,000,000 principal and $846,247 realized gain were recorded in other receivable. As of date of this report, the Company received repayment of $1,000,000. The remaining $5,846,247 is expected to be received in May 2026.

NOTE 9 – PROPERTY, EQUIPMENT AND SOFTWARE, NET

As of December 31, 2025 and 2024, property, equipment and software consisted of the following.

	2025	2024

Office furniture	$49,494	$47,418
Transportation equipment	167,274	160,257
Buildings and improvements	595,094	570,130
Software	1,690,629	1,619,709
	2,502,491	2,397,514
Less: accumulated depreciation and amortization	(2,027,302)	(1,652,573)
	$475,189	$744,941

NOTE 10 – TAXES PAYABLE

As of December 31, 2025 and 2024, taxes payable consisted of the following.

	2025	2024

Value-added	$1,271,687	$1,178,587
Income	373,341	357,680
Other	150,708	144,209
Total	$1,795,736	$1,680,476

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

As of December 31, 2025 and 2024, accrued expenses and other current liabilities consisted of the following.

	2025	2024

Payroll	$120,416	$119,407
Other	27,926	11,284
Total	$148,342	$130,691

NOTE 12 – LOAN PAYABLE

As of December 31, 2025 and 2024, loan payable consisted of the following.

	2025	2024

Current	$2,645,465	$479,498
Non-current	-	2,054,992
Total	$2,645,465	$2,534,490

On January 21, March 28 and June 14, 2022, the Company entered into three loans of RMB15,000,000 ($2,144,971), RMB1,500,000 ($214,497) and RMB3,500,000 ($500,493) from Beijing Baihengda, carrying interest at 12%. The RMB15,000,000 ($2,144,971) loan was extended for three years and will mature on January 21, 2028. In May 2025, the RMB3,500,000 ($500,493) loan was extended and will mature on June 14, 2028. The RMB1,500,000 ($214,497) loan was repaid prior to December 31, 2022. The change in the carrying value of these outstanding loans from $2,534,490 in 2024 to $ 2,645,465 in 2025 was due mainly to currency translation.

On March 18, 2025, Mr. Yin became a 10% equity owner in Beijing Baihengda. For financial statements presentation purposes, the original loan payable was reclassified to loan payable - related party as of December 31, 2025.

In March 2026, the Company, Guangxi Beihengda and Beijing Baihengda entered into an agreement that Guangxi Beihengda assumed the Company’s loan payable and the corresponding interest payable owed to Beijing Baihengda. See NOTE 7 – LOANS RECEIVABLE.

The interest expense for the years ended December 31, 2025, 2024 and 2023 was $308,870, $308,518 and $313,861, respectively.

NOTE 13 – RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025.

Name of related parties	Relationship with the Group
Yin Shenping (Mr. Yin)	Chairman of the Board
Beijing Baihengda Petroleum Technology Co., Ltd (Beijing Baihengda)	Mr. Yin holds 10% equity interest in Beijing Baihengda
Fengqi (Beijing) Zhineng Technology Co., Ltd.	Mr. Yin is the director and a minority shareholder

The following related party balances are non-interest bearing:

	2025	2024
Loan payable – related party
Beijing Baihengda (1)	$2,645,465	$2,534,490
	$2,645,465	$2,534,490

(1)	Mr. Yin became a 10% equity owner in Beijing Baihengda on March 18, 2025. For financial statements presentation purposes, the original loan payable was reclassified to loan payable - related party. See NOTE 12 – LOAN PAYABLE.

Mr. Yin is the director and a minority shareholder of Fengqi (Beijing) Zhineng Technology Co., Ltd. The Company purchased from Fengqi (Beijing) Zhineng Technology Co., Ltd. hardware of nil, nil and $8,480 for years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 14 – ORDINARY SHARES

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

On November 24, 2025, the 2025 annual general meeting adopted resolutions that the Company’s authorized share capital be amended from US$50,000 divided into 431,808,000 Class A ordinary shares at a par value of US$0.0001 each, 58,192,000 Class B ordinary shares at a par value of US$0.0001 each and 10,000,000 preference shares at a par value of US$0.0001 each to US$316,000 divided into 3,000,000,000 Class A ordinary shares at a par value of US$0.0001 each, 150,000,000 Class B ordinary shares at a par value of US$0.0001 each and 10,000,000 preference shares at a par value of US$0.0001 each by the creation of an additional 2,568,192,000 Class A Ordinary Shares at a par value US $0.0001 each and 91,808,000 Class B Ordinary Shares at a par value US $0.0001 each.

On March 25, 2026, the board approved a consolidation of the Class A Ordinary Shares (the “March 2026 Reverse Split”) at a ratio of 1-for-50, which became effective on April 6, 2026. Pursuant to the board resolutions, each 50 issued and unissued Class A Ordinary Share of par value US$0.0001 each was consolidated into one Class A Ordinary Share of par value US$0.005 each on April 6, 2026. Following the March 2026 Reverse Split, the par value of each Class A Ordinary Share was changed from $0.0001 to $0.005. No fractional shares were issued in connection with the March 2026 Reverse Split. Any fractional share resulting from the March 2026 Reverse Split was rounded up to the next whole share at the participant level. Our Class A Ordinary Shares continued to trade on the Nasdaq Capital Market under the symbol “HKIT” and began trading on a split-adjusted basis when the market opened on April 6, 2026. The new CUSIP number for the Class A Ordinary Shares following the March 2026 Reverse Split was G45139113.

For financial reporting purposes, as the Company’s ordinary shares that were outstanding at December 31, 2023 had been reclassified into Class A and Class B ordinary shares during 2024, the 2023 share numbers have been retroactively adjusted by applying the 1-for-50 reverse share split only to the portion of shares that became Class A ordinary shares.

NOTE 15 – WARRANTS

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

The summary of warrant activities for the year ended December 31, 2025 was as follows:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Outstanding as of December 31, 2024	-	$-	-
Granted	14,907,000	0.55	2.0
Exercises	-	-	-
Expired	-	-	-
Warrants Outstanding as of December 31, 2025	14,907,000	0.55	1.0
Warrants Exercisable as of December 31, 2025	14,907,000	$0.55	1.0

NOTE 16 – INCOME TAXES

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is a tax-exempt entity incorporated in Cayman Islands.

Hong Kong

HiTek Hong Kong Limited was incorporated in Hong Kong and does not conduct any substantial operations. No provision for Hong Kong profits tax has been made in the consolidated financial statements as HiTek Hong Kong Limited has no assessable profits for the years ended December 31, 2025, 2024 and 2023.

PRC

The Company’s PRC operating subsidiary and VIEs, being incorporated in the PRC, are governed by the income tax law of the PRC and are subject to PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. From January 1, 2022 to December 31, 2024, if a small profit-making enterprise had annual taxable income less than or equal to RMB 1 million, only 12.5% of its annual taxable income will be subject to income tax at a reduced rate of 20%; for those with annual taxable income more than RMB 1 million but did not exceed RMB 3 million, 25% of their annual taxable income will be subject to income tax at a reduced rate of 20%. In March 2023, on the basis of the previous preferential policy, State Administration of Taxation and Ministry of Finance issued a notice stating that, from January 1, 2023 to December 31, 2024, for those with annual taxable income less than or equal to RMB 1 million, 25% of their annual taxable income will be subject to income tax at the same reduced rate of 20%. In August 2023, State Administration of Taxation and Ministry of Finance issued a notice stating that the above preferential policies were extended to December 31, 2027.

The Company’s (loss) income before income taxes includes the following for the years ended December 31.

	2025	2024	2023

Non-PRC operations	$350,573	$(781,182)	$(176,949)
PRC operations	(221,866)	(75,761)	1,771,475
Total income (loss) before income taxes	$128,707	$(856,943)	$1,594,526

Income tax expense was comprised of the following for the years ended December 31.

	2025	2024	2023

Current tax expense	$-	$-	$207,553
Deferred tax (benefit) expense	(51,435)	39,747	339,332
Total income tax (benefit) expense	$(51,435)	$39,747	$546,885

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The cumulative tax effect at the expected rate of 25% of significant items comprising the net deferred tax amount at December 31, 2025 and 2024 are as follows.

	2025	2024

Deferred tax assets
Net operating loss	$60,681	$87,285
Deferred revenue	17,230	13,496
Unbilled cost	461,325	441,973
Unbilled interest	38,288	36,682
Depreciation	9,373	5,586
Software amortization	287,015	224,254
Allowance for expected credit losses	232,109	106,569
Inventories obsolescence	(6,590)	(6,408)
Unrealized losses on trading securities	1,787	1,712
Accrued bonus	45,595	43,682
Other	48,569	46,771
Total deferred tax assets	1,195,463	1,001,602
Valuation allowance	(15,529)	(14,878)
Total deferred tax assets, net	1,179,934	986,724
Deferred tax liabilities
Unbilled revenue	(2,264,589)	(2,188,848)
Unbilled interest income	(420,187)	(318,899)
Deferred government subsidy	(42,293)	(40,519)
Unrealized gain on short-term investment	(60,877)	(25,575)
Other	(8,041)	(11,792)
Total deferred tax liabilities	(2,795,987)	(2,585,633)
Deferred tax liabilities, net	$(1,616,053)	$(1,598,909)

Following is a reconciliation of income tax expense at the effective rate to income tax at the calculated statutory rates for the years ended December 31.

	2025		2024		2023
PRC statutory tax rate	$32,177	25%	$(214,236)	25.0%	$398,632	25.0%
Effect of non-PRC entities not subject to PRC tax	(87,643)	(68.1)%	195,296	(22.8)%	44,292	2.8%
Effect of deregistration of a subsidiary	-	-%	16,535	(1.9)%	-	-%
Permanent difference	1,785	1.4%	39,358	(4.6)%	-	-%
Tax holiday effect	2,246	1.7%	2,794	(0.3)%	103,961	6.5%
Income tax expense and effective income tax rate	$(51,435)	(40.0)%	$39,747	(4.6)%	$546,885	34.3%

Uncertain Tax Positions

The Company had no significant unrecognized uncertain tax positions or unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2025 and 2024.

NOTE 17 – DEREGISTRATION COST

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

NOTE 18 – CONCENTRATIONS

Major Customers

Details of the Company’s major customers (including those accounting for 10% or more of the Company’s total revenues) are as follows.

	Years Ended December 31,
	2025		2024		2023

Customer A	$2,973,696	46%	$398,468	14%	$801,344	18%
Customer B	1,997,668	31%	-	-%	-	-%
Customer C	-	-%	425,279	15%	398,488	9%
Total	$4,971,364	77%	$823,747	29%	$1,199,832	27%

Details of the Company’s major customers (those accounting for 10% or more of the Company’s accounts receivable are as follows.

	December 31,
	2025		2024		2023

Customer A	$3,961,809	57%	$1,983,368	53%	$4,615,308	67%
Customer B	1,697,673	25%	-	-%	-	-%
Customer C	982,111	14%	1,425,890	38%	1,901,481	28%
Total	$6,641,593	96%	$3,409,258	91%	$6,516,789	95%

Major Suppliers

Details of the Company’s major suppliers (those accounting for 10% or more of the Company’s total purchases) are as follows.

	Years Ended December 31,
	2025		2024		2023

Supplier A	$1,799,200	33%	$-	-%	$-	-%
Supplier B	982,532	18%	-	-%	-	-%
Supplier C	100,711	2%	404,194	29%	13,532	1%
Supplier D	-	-%	-	-%	312,039	12%
Supplier E	81,724	2%	155,694	11%	181,622	7%
Total	$2,964,167	55%	$559,888	40%	$507,193	20%

Details of the Company’s major suppliers (those accounting for 10% or more of the Company’s accounts payable) are as follows.

	December 31,
	2025		2024		2023

Supplier A	$85,860	29%	$-	-%	$-	-%
Supplier F	-	-%	-	-%	256,623	47%
Supplier G	46,660	16%	-	-%	-	-%
Total	$132,520	45%	$-	-%	$256,623	47%

NOTE 19 – COMMITMENTS AND CONTINGENCY

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2025, the Company was not aware of any litigation or proceedings against it.

NOTE 20 – SUBSEQUENT EVENTS

The Company performed an evaluation of events and transactions for potential recognition or disclosure through April 30, 2026, the date in which the consolidated financial statements is released.

Equity transaction

On December 19, 2025, Hitek Global entered into a sales agreement with Aegis Capital Corp (“Aegis Capital”), pursuant to which Hitek Global may offer and sell, from time to time, to or through Aegis Capital, shares of its Class A ordinary shares, par value $0.0001 per share having an aggregate offering price of up to $100,000,000. On January 15, 2026, Hitek Global and Aegis Capital Corp mutually agreed to terminate the sales agreement, effective as of January 18, 2026. No shares were sold pursuant to the sales agreement.

On March 12, 2026, Hitek Global entered into a sales agreement with Maxim Group LLC (the “Sales Agent”), pursuant to which the Hitek Global may offer and sell, from time to time, to or through the Sales Agent, shares of its Class A ordinary shares, par value $0.0001 per share having an aggregate offering price of up to $100,000,000.

●	On March 18, 2026, gross proceeds of $10,637 was received and 10,000 shares of Class A ordinary shares were issued thereunder.

●	On March 23, 2026, gross proceeds of $799,911 was received and 5,852,011 shares of Class A ordinary shares were issued thereunder.

●	On March 26, 2026, the Sales Agent terminated the sales agreement with immediate effect in accordance with its terms.

On March 27, 2026, Hitek Global entered into a securities purchase agreement (the “Purchase Agreement”) with that certain purchaser (the “Purchaser”) for the purchase and sale of 1,500,000 Class A Ordinary Shares of Hitek Global (the “Class A Ordinary Shares”) and Pre-Funded Warrants to purchase up to 98,500,000 Class A Ordinary Shares (the “Pre-Funded Warrants,” and together with the Class A Ordinary Shares, the “Securities”) in a registered direct offering (the “Offering”). The Class A Ordinary Shares were sold at a purchase price of $0.03 per share, and the Pre-Funded Warrants were sold at a purchase price of $0.0299 per warrant, which equals the purchase price per Class A Ordinary Share minus the $0.0001 per share exercise price of each Pre-Funded Warrant, for an initial aggregate subscription amount of $3,000,000, before deducting placement agent fees and expenses. In connection with the Offering, the Company received gross proceeds of $2,449,987 and issued 33,270,000 shares of Class A ordinary shares.

Reverse Share Split

On November 24, 2025, the shareholders of HiTek Global authorized the board of directors (the “Board”) to implement one or more consolidations of the Class A ordinary shares, with the specific ratio or ratios and timing to be determined by the Board within the parameters approved by the shareholders. On March 25, 2026, the Board approved a reverse split (the “Reverse Split”) at a ratio of 50-for-1, to be effective on April 6, 2026. Pursuant to the Board resolutions, at the effective time of the Reverse Split, each 50 issued and unissued Class A Ordinary Shares will be automatically combined into one Class A Ordinary Share. Following the Reverse Split, the par value of each Class A Ordinary Share was changed from $0.0001 to $0.005. Any fractional share resulting from the Reverse Split was rounded to the nearest whole share at the participant level.

Loans receivable and payable

In March 2026, the Company, Guangxi Beihengda Mining Co., Ltd. (“Guangxi Beihengda”), and Beijing Baihengda Petroleum Technology Co., Ltd (“Beijing Baihengda”) entered into an agreement that Guangxi Beihengda assumed the Company’s loan payable and the corresponding interest payable owed to Beijing Baihengda. In March 2026, Guangxi Beihengda settled the obligations by remitting to the Company the principal of RMB18,500,000 ($2,645,465) and interest of RMB1,665,000 ($238,092).

NOTE 21 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to Rules 12-04(a), 5-04(c), and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such rules and concluded they were applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed consolidated financial statements for the parent company are included herein.

PARENT COMPANY BALANCE SHEETS

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$3,278,253	$6,489,424
Short-term investments	11,100,000	14,700,000
Accounts receivable, net	1,697,673	-
Intercompany receivables	15,000	15,000
Other receivable	6,846,247	-
Prepaid expenses and other current assets	-	1,293,893
Total current assets	22,937,173	22,498,317

Non-current assets
Investments in non-VIE subsidiaries	14,523,251	14,138,600
Total non-current assets	14,523,251	14,138,600
Total Assets	$37,460,424	$36,636,917

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$85,860	$-
Intercompany payable	1,364,252	1,361,997
Total current liabilities	1,450,112	1,361,997

Total Liabilities	1,450,112	1,361,997

Commitments and Contingencies	-	-

Shareholders’ Equity
Class A Ordinary Shares, US$0.005 par value; 60,000,000 shares authorized, 422,147 shares issued and outstanding as of December 31, 2025; 8,636,160 shares authorized, 422,147 shares issued and outstanding as of December 31, 2024.*	2,111	2,111
Class B Ordinary Shares, US$0.0001 par value; 150,000,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2025; 58,192,000 shares authorized, 8,192,000 shares issued and outstanding as of December 31, 2024.	819	819
Additional paid-in capital	24,920,060	24,920,060
Statutory reserve	836,215	836,215
Retained earnings	10,671,200	10,491,058
Accumulated other comprehensive loss	(420,093)	(975,343)
Total Shareholders’ Equity	36,010,312	35,274,920
Total Liabilities and Shareholders’ Equity	$37,460,424	$36,636,917

*	The shares data are presented on a retroactive basis to reflect the 50 to 1 reverse share split applies to Class A ordinary shares (Note 14 and 20).

PARENT COMPANY STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2025	2024	2023

Revenues	$1,997,668	$-	$36,402
Cost of revenues	(1,799,200)	-	-
Gross profit	198,468	-	36,402

Operating expenses:
General and administrative	1,240,605	1,323,145	764,111
Total operating expenses	1,240,605	1,323,145	764,111

Operating loss	(1,042,137)	(1,323,145)	(727,709)

Other income (expense)
Net investment gain	1,209,226	250,826	238,812
Interest income	183,652	292,996	317,505
Other expense, net	-	-	(3,382)
Total other income, net	1,392,878	543,822	552,935

Share of (loss) income from subsidiaries	(170,599)	(117,367)	1,222,415
Income (loss) before income taxes	180,142	(896,690)	1,047,641

Net income (loss)	$180,142	$(896,690)	$1,047,641
Earnings (loss) per ordinary share
– Basic and diluted*	$0.02	$(0.11)	$0.13

Weighted average number of ordinary shares outstanding
– Basic and diluted*	8,614,147	8,440,232	8,293,309

*	The shares data are presented on a retroactive basis to reflect the 50 to 1 reverse share split applies to Class A ordinary shares (Note 14 and 20).

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$180,142	$(896,690)	1,047,641
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Accrued interest income from loans	-	(199,954)	(317,171)
Net investment (gain) loss	(675,648)	142,367	(1,461,227)
Changes in operating assets and liabilities:
Accounts receivable	(1,697,673)	-	-
Deferred offering cost	-	-	(130,134)
Due from intercompany	-	-	(5,000)
Accounts payable	85,860	-	-
Due to intercompany	2,255	-	3,067
Prepaid expenses and other current assets	293,893	-	-
Net cash used in operating activities	(1,811,171)	(954,277)	(862,824)

Cash flows from investing activities
Loans to third parties	(3,000,000)	(1,092,453)	(11,260,542)
Repayment from third-party loans	3,000,000	3,810,089	8,830,933
Purchases of bank deposits	(11,600,000)	(18,200,000)	-
Redeem of bank deposits	9,200,000	7,500,000	-
Purchases of held-to-maturity investments	-	-	(11,000,000)
Redemption of held-to-maturity investments	-	-	7,159,018
Deposit for acquisition	1,000,000	(1,010,000)	-
Net cash used in investing activities	(1,400,000)	(8,992,364)	(6,270,591)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	8,200,000	15,142,902
Net cash provided by financing activities	-	8,200,000	15,142,902

Net (decrease) increase in cash	(3,211,171)	(1,746,641)	8,009,487
Cash and cash equivalents at beginning of year	6,489,424	8,236,065	226,578
Cash and cash equivalents at end of year	$3,278,253	$6,489,424	8,236,065

ITEM 19. EXHIBITS.

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith
1.1	Articles of Association	F-1	3.1	December 31, 2018
1.2	Memorandum of Association	F-1	3.2	December 31, 2018
1.3	Second Amended and Restated Memorandum and Articles of Association	20-F	1.3	April 5, 2024
2.1	Specimen Certificate for Class A Ordinary Shares	20-F	2.1	April 5, 2024
2.2**	Description of Securities				X
2.3	Form of Amended and Restated Class A Ordinary Shares Purchase Warrant	6-K	4.1	September 30, 2025
4.1	Employment Agreement by and between Xiaoyang Huang and the Company dated July 1, 2018	F-1	10.1	November 20, 2018
4.2	Employment Agreement by and between Bo Shi and the Company dated July 1, 2018	F-1	10.2	November 20, 2018
4.3	Employment Agreement by and between Tianyu Xia and the Company on September 2, 2018	F-1	10.3	November 20, 2018
4.4	Exclusive Technical Consultation and Service Agreement dated March 31, 2018, between WFOE and the VIE	F-1	10.4	December 31, 2018
4.5	Equity Interests Pledge Agreement dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.	F-1	10.5	December 31, 2018
4.6	Exclusive Equity Interests Purchase Agreement dated March 31, 2018, amongst WFOE, Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd., and HiTek	F-1	10.6	December 31, 2018
4.7	Form of Power of Attorney dated March 31, 2018, between WFOE and Huang Xiaoyang, Yin Shenping, Shi Bo, Wang Zhishuang, Huang Liuqing, Li Jingru, Tang Mian, Tian Ce, Lin Xianfeng, Inner Mongolia Guangxin Investment Co., Ltd., Baotou Zhongzhe Hengtong Technology Co., Ltd.	F-1	10.7	December 31, 2018
4.8	Hitek Global Inc. 2025 Equity Incentive Plan	S-8	10.1	August 5, 2025
4.9	Form of Stock Award Agreement	S-8	10.2	August 5, 2025
4.10	Securities Purchase Agreement, dated June 29, 2024, by and between the Company and the purchasers named therein	6-K	10.1	August 12, 2024
4.11	Sales Agreement, dated October 8, 2025, by and between the Company and AC Sunshine Securities LLC	6-K	10.1	October 9, 2025

4.12	Amendment No. 1 to Sales Agreement, dated November 21, 2025, by and between the Company and AC Sunshine Securities LLC	6-K	10.1	November 24, 2025
4.13	Sales Agreement, dated December 19, 2025, by and between the Company and Aegis Capital Corp.	6-K	10.1	December 22, 2025
4.14	At the Market Offering Agreement, dated March 12, 2026, by and between the Company and Maxim Group LLC	6-K	10.1	March 13, 2026
4.15	Form of Securities Purchase Agreement	6-K	10.1	April 1, 2026
4.16	Form of Placement Agency Agreement	6-K	10.2	April 1, 2026
4.17	Form of Pre-Funded Warrant	6-K	10.3	April 1, 2026
8.1	List of Subsidiaries	20-F	8.1	April 25, 2025
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	July 19, 2019
11.2	Insider Trading Policy of the Registrant	20-F	11.2	April 5, 2024
12.1**	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2**	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
15.1**	Consent Letter of Jingtian & Gongcheng				X
15.2**	Consent letter of Wei, Wei & Co., LLP				X
97.1	Form of Compensation Recovery Policy of the Registrant	20-F	97.1	April 5, 2024
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

*	Furnished herewith.

**	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Name:	Xiaoyang Huang
Title:	Chief Executive Officer
(Principal Executive Officer)

Dated:	April 24, 2026